Form 20-F
period 2005-12-31
AMERICAN GOLDRUSH CORP
filed 2006-05-25
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT FISCAL 12/31/2005

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________December 31, 2005________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 814-00652

AMERICAN GOLDRUSH CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1155 West Pender Street, Suite 708, Vancouver, British Columbia, Canada V6E 2P4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 39,557,350 shares outstanding as of December 31, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17 _XXX Item 18 ___

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act        Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐ No ☒

Index to Exhibits on Page ___

AMERICAN GOLDRUSH CORP.

FORM 20-F ANNUAL REPORT 2005

TABLE OF CONTENTS

Mining Glossary

Introduction
Part I

Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4. Item 4A.	Information on the Company Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Other Securities Other Than Equity Securities
Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	Reserved
Part III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

Financial Statements

Signature Page

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit::

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Hectare:	A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Mineralized material:	Tonnage and grade estimate for non-reserve materials where sampling and geologic understanding is sufficient for classification as reserves, but that may not pass the economic test.

Ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

Quartz:	A common mineral, silicon dioxide, occurring in crystals and grains.

Stratigraphy:	The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

INTRODUCTION

We were formed as a corporation under the Federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. We are a natural resource exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing natural resource properties.

In this Annual Report, the “Company”, “American Goldrush Corp.”, “we”, “our”, and “us”, refer to American Goldrush Corp. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 708 – 1155 West Pender Street, Vancouver, British Columbia, V6E 2P4.

BUSINESS OF AMERICAN GOLDRUSH CORP.

American Goldrush Corp. (the “Company”) is principally a company engaged in the acquisition and exploration of mineral properties. The Company entered into its first property option agreement on February 18, 2004 which it subsequently terminated. The Company currently has a project in Maricopa County, Arizona.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for Fiscal 2005, 2004 and from August 8, 2003 (inception) to ended December 31, 2003 was derived from the financial statements of the Company that have been audited by BDO Dunwoody LLP independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are no material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company.

Table No. 1

Selected Financial Data

(CDN$)

	Year	Year	August 8, 2003
	Ended 12/31/05	Ended 12/31/04	(Inception) to 12/31/03

Revenue	$Nil	$Nil	$Nil
(Loss) for the Year	($102,926)	($88,541)	$(14,261)
Basic and diluted (Loss) Per Share	($0.00)	($0.00)	($0.00)
Dividends Per Share	$Nil	$Nil	$Nil
Weighted Avg. Shares	39,557,350	39,552,951	23,096,552
Period-end Shares	39,557,350	39,557,350	39,500,000

Working Capital	($69,918)	($2,067)	$80,739
Long-Term Debt	$Nil	$Nil	$Nil
Share Capital	$100,735	$100,735	$95,000
Shareholders’ Equity (Capital Deficit)	($69,918)	($2,067)	$80,739
Total Assets	$23,748	$29,249	$93,455

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of three periods ended December 31st since the Company’s inception on August 8, 2003, the average rates for the period and the range of high and low rates for the period. The data for March 2006 and for each month during the most recent seven months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

March 2006	1.16	1.13	1.18	1.17

February 2006	1.15	1.14	1.16	1.14
January 2006	1.16	1.14	1.17	1.14
December 2005	1.16	1.15	1.17	1.17
November 2005	1.18	1.17	1.20	1.17
October 2005	1.18	1.16	1.19	1.18
September 2005	1.18	1.16	1.19	1.16

Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
Fiscal Year Ended December 31, 2004	1.30	1.18	1.40	1.20
August 8, 2003 to December 31, 2003	1.34	1.29	1.41	1.29

3.B. Capitalization and Indebtedness

--- Not applicable ---

3.C. Reasons for the Offer and Use of Proceeds

--- Not applicable ---

3.D. Risk Factors

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATING TO OUR COMPANY:

1.

As only three of our directors, Messrs. Gourlay, Kehmeier, and Cann, have technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified consultants. If we cannot locate qualified consultants, we may have to suspend or cease operations which will result in the loss of your investment.

Only three of our directors, Messrs. Gourlay, Kehmeier, and Cann have experience with exploring for, starting, and operating a mine. Except for these three individuals, none of our executive officers have any technical training or experience in exploring for, starting, and operation a mine. As such, we will have to hire qualified consultants to perform surveying and exploration of the South Vulture Property. The other executive officers and director have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

2.

As the property has not been examined by a professional geologist or mining engineer we have no known mineral reserves. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

The South Vulture Property has not been examined by a professional geologist or mining engineer. As such, we have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from the South Vulture Property, we cannot generate income and in such a situation, we will have to cease operations which will result in the loss of your investment.

3.

Since Messrs. Gourlay, Kehmeier, Praill and Cann, directors of the Company, have other outside business activities and will only be devoting 10% of their time to our operations, our operations may be sporadic. This may result in periodic interruptions or suspensions of exploration which may result in the loss of your investment.

Since our directors and executive officers have other outside business activities and will only be devoting 10% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Gourlay, Kehmeier, Praill and Cann. As a result, exploration of our properties may be periodically interrupted or suspended.

4.	We have had losses and such losses may continue, which may negatively impact our ability to achieve our business objectives.

We had a net loss for the periods ended December 31, 2005, 2004 and 2003. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. Revenues and profits, if any, will depend upon various factors, including whether we will be able to develop the land interests that we have an option to purchase and whether we will be able to meet our obligations under our option to purchase. We may not achieve our business objectives and the failure to achieve such goals may result in the loss of your investment.

5.	Our auditors’ opinion on our December 31, 2005 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $205,728 for the period from August 8, 2003 (inception) to December 31, 2005. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2005. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

6.	If we are unable to obtain additional funding, our business operations will be harmed. Even if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

We will require additional funds to acquire development interests in properties that we want to explore for natural mineral resources. Based on our operating plans for 2006, we anticipate that we will require up to approximately CDN $70,000 to fund our continued operations for the next twelve months. Based on our working capital and cash received subsequent to year end from stock option exercises of $31,250, we will require additional capital of approximately $15,000 to $30,000 to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the Company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7.

Because we are organized under the Canada Business Corporations Act, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of Canada.

We are a corporation organized under the Canada Business Corporations Act. Three of our directors and officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada.

8.

If we do not continue to make payments under our Property Option Agreement for the South Vulture Property, we will lose our interest in the property as well as losing all monies incurred in connection with the property.

We have secured, under the Property Option Agreement with Fred Brost, the right to acquire a 100% interest in an exploration permit covering the South Vulture Property in Arizona. Pursuant to the Option Agreement we may continue to exercise the option by making a series of annual cash payments to Fred Brost. Payments in the aggregate of USD $25,000 (CDN $29,250 - of which USD $5,000 (CDN $5,850 has been paid) must be provided to Fred Brost by the Company before March 24, 2010. On or before March 24 of each year commencing 2007 and continuing to 2010 inclusive, we must pay him USD $5,000 (CDN $5,850). In addition, under the Option Agreement we will be required to incur net expenditures on the South Vulture Property of at least USD $120,000 (CDN $140,400) by March 24, 2010. See the “Property Option Agreement for the South Vulture Property” description in section 4.B of the 20-F for a more detailed description of the Option Agreement. If we do not make payments to Fred Brost or incur the required expenditures in accordance with the Option Agreement we will lose our option to acquire the exploration permit covering the South Vulture Property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest.

9.	Because our business involves numerous operating hazards, we may be subject to claims of a significant size which would cost a significant amount of funds and resources to rectify. This could force us to cease our operations, which will cause you a loss of your investment.

Our operations are subject to the usual hazards inherent in exploring for minerals, such as general accidents, explosions, chemical exposure, and craterings. The occurrence of these or similar events could result in the suspension of operations, damage to or destruction of the equipment involved and injury or death to personnel. Operations also may be suspended because of machinery breakdowns, abnormal climatic conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. The occurrence of any such contingency would require us to incur additional costs and force us to cease our operations, which will cause you a loss of your investment.

10.

Damage to the environment could also result from our operations. If our business is involved in one or more of these hazards, we may be subject to claims of a significant size which could force us to cease our operations.

Mineral resource exploration, production and related operations are subject to extensive rules and regulations of federal, state and local agencies. Failure to comply with these rules and regulations can result in substantial penalties. Our cost of doing business may be affected by the regulatory burden on the mineral industry since the rules and regulations frequently are amended or interpreted. We cannot predict the future cost or impact of complying with these laws.

Environmental enforcement efforts with respect to mineral operations have increased over the years, and it is possible that regulation could expand and have a greater impact on future mineral exploration operations. Although our management intends to comply with all legislation and/or actions of local, state and federal governments, non-compliance with applicable regulatory requirements could subject us to penalties, fines and regulatory actions, the cost of which could harm our results of operations. We cannot be sure that our proposed business operations will not violate environmental laws in the future.

Our operations and properties are subject to extensive federal, state, and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. These laws and regulations may do any of the following: (i) require the acquisition of a permit or other authorization before exploration commences, (ii) restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration activities, (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas, (iv) require remedial measures to mitigate pollution from former operations and (v) impose substantial liabilities for pollution resulting from our proposed operations.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages. The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the South Vulture Property. Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program. Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could over exceed policy limits or be excluded from coverage. We do not currently carry insurance to protect against these risks and we may not obtain such insurance in the future. There are also risks against which we cannot, or may not elect to insure. The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, thereby hurting our financial position, future earnings, and/or competitive positions. We may not have enough capital to continue operations and you will lose your investment.

11.	Because of the speculative nature of exploration and development, there is a substantial risk that our business will fail.

The search for valuable natural resources on the South Vulture Property is extremely risky as the exploration for natural resources is a speculative venture involving substantial risk. Few properties that are explored are ultimately developed into producing mines. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds we spent on exploration will probably be lost. In such a case, we would be unable to complete our business plan.

Mineral exploration involves a high degree of risk and exploration projects are frequently unsuccessful. To the extent that we continue to be involved in mineral exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. The risks associated with mineral exploration include:

•	the identification of potential mineralization based on superficial analysis;
•	the quality of our management and our geological and technical expertise; and
•	the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It may take several years to establish proven and probable reserves and to develop and construct mining and processing facilities. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to develop our business.

12.	We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in developing mineral reserves.

The natural resource market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

13.	If we lose the services of any of our management team we may not be able to continue to operate our business and may be required to cease operations.

We are presently dependent to a great extent upon the experience, abilities and continued services of Andrew Gourlay, our Chief Executive Officer. Mr. Gourlay, who currently spends approximately 1 day per week working on the Company’s business, has an extensive background in the natural resource exploration industry and the loss of his services would negatively impact our operations. If we lost the services of this individual we would be forced to find other qualified management to assist us in location and exploration of a property. This would be costly to us in terms of both time and expenses. We do not maintain an employment agreement with Mr. Gourlay nor do we have key-man life insurance on him. Therefore, if we were unable to replace the services and experience of Mr. Gourlay, we may be forced to discontinue our operations.

14.	The Prices of Metals are Highly Volatile And A Decrease In Metals Prices Could Result in us Incurring Losses.

The profitability of natural resource operations are directly related to the market prices of the underlying commodities. The market prices of metals fluctuate significantly and are affected by a number of factors beyond our control, including, but not limited to, the rate of inflation, the exchange rate of the dollar to other currencies, interest rates, and global economic and political conditions. Price fluctuations in the metals markets from the time development of a mine is undertaken and the time production can commence can significantly affect the profitability of a mine. Accordingly, we may begin to develop a mineral property at a time when the price of the underlying metals make such exploration economically feasible and, subsequently, incur losses because metals prices have decreased. Adverse fluctuations of metals market price may force us to curtail or cease our business operations.

15.

Our principal stockholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 74% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

16.	We are an exploration stage company and the probability that commercially viable deposits or “reserves” exists in the property is extremely remote.

We are an exploration stage company with no known commercially viable deposits, or “reserves” on our property. Therefore, determination of the existence of a reserve will depend on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If we fail to find a commercially viable deposit on our property our financial condition and results of operations will suffer. If we cannot generate income from the property we will have to cease operation which will result in the loss of your investment.

17.	We expect losses to continue in the future because we have no reserves and, consequently, no revenue to offset losses.

Based upon current plans and the fact that we currently do not have any reserves, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the acquisition of, and exploration of natural resource properties which do not have any income-producing reserves. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

18.	We may not have the funds to purchase all of the supplies, manpower and materials we need to begin exploration which could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, manpower and certain equipment such as bulldozers and excavators that we might need to conduct exploration. If there is a shortage or scarcity, we cannot compete with larger companies in the exploration industry for supplies, manpower and equipment. In the event that the prices for such resources rise above our affordability levels, we may have to delay or suspend operations. In the event we are forced to limit our exploration activities, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you may lose your investment.

19.	Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development. We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties. Our current property is in the exploration stage only and is without known reserves of natural resources. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

20.	It is possible that there may be native or aboriginal claims to our property, which could result in us incurring additional expenses to explore the South Vulture Property.

Although we believe that we have the right to explore the South Vulture Property, we cannot substantiate that there are no native or aboriginal claims to the property. Native groups have made extensive land claims to large areas of land within Arizona. The status of such claims is uncertain, and has not been resolved despite lengthy and expensive court proceedings. If a native or aboriginal claim is made to this Property, it would negatively affect our ability to explore this property as we would have to incur significant legal fees protecting our right to explore the property. We may also have to pay third parties to settle such claims. If it is determined that there is a legitimate claim to this property then we may be forced to return this property without adequate consideration. Even if there is no legal basis for such claim, the costs involved in resolving such matter may force us to delay or curtail our exploration completely. When we make the application to commence our exploration activities, representatives of Native groups will have the right to participate in, or may be consulted in, review by regulatory authorities of our proposed mining operations. If this occurs, we may have to incur additional resources and it may take longer to obtain the required permits.

RISKS RELATING TO OUR COMMON SHARES

1. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

2. Our common shares are subject to the “Penny Stock” Rules of the SEC and the trading market

in our securities is limited, which makes transactions in our stock cumbersome and may       reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

3. We have registered a significant number of common shares underlying our warrants and stock options that may be available for future sale. The sale of these shares may depress the market price of our common shares    and shareholders could suffer a loss on their investment.

As of May 23, 2006, we had 40,413,920 Common shares issued and outstanding, warrants outstanding to purchase an aggregate of 29,963,140 Common shares and stock options outstanding to purchase an aggregate of 875,000 common shares. We have registered 9,557,350 common shares and 28,500,000 common shares underlying warrants, for a total of 38,057,350 Common shares. All of these shares and warrants became freely tradable under U.S. law on May 19, 2005 the effective date of our F-1 registration statement and may be sold without restriction. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005. Such common shares underlying stock options are freely tradable upon exercise of such options.

4. There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We have received approval for admission for quotation of our securities on the OTC Bulletin Board. If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so. No market makers have committed to becoming market makers for our common shares and none may do so.

5. State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common stock sold in this offering will not be possible in any state until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common shares in any particular state, the common shares could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our Common shares, the liquidity for the common shares could be significantly impacted thus causing you to realize a loss on your investment.

6. We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian generally accepted accounting principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States consolidated financial statements prepared in accordance with Canadian GAAP together with a reconciliation to US GAAP. In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

7. Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

8. We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. We strongly urge U.S. holders or potential shareholders to consult their own tax advisor concerning the impact of these rules on their investment in us.

9.

Because our company and three of our directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

Our Company and three of our directors are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, three of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND CORPORATE DEVELOPMENT OF THE COMPANY

We were formed as a corporation under the Federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. We are a natural resource exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing natural resource properties.

We are a mineral exploration company in the exploration stage, and cannot give assurance that commercially viable minerals exist on the property. Extensive geological analysis of the property will be required before we can make an evaluation as to the economic feasibility of developing or finding valuable resources on these grounds. We have not, as yet, identified any mineral resources on the property.

On February 18, 2004, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in The Taylor Claims located in the Lillooet Mining Division in the Province of British Columbia. The Property Option Agreement was amended on November 29, 2004. The Company could have exercised the option by making cash payments totalling $70,000 and incurring net expenditures on the property of at least $525,000. The Company paid the initial $5,000 deposit as required under the initial Property Option Agreement. The Company also paid an additional $5,000 upon the signing of the amendment. On November 23, 2005, the Company terminated the Property Option Agreement.

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totalling USD $25,000 (CDN $29,250) and incurring net expenditures on the property of at least USD $120,000 (CDN $140,400) by March 24, 2010. The Company paid the initial USD $5,000 (CDN $5,850) deposit as required under the initial Property Option Agreement.

No commercially viable mineral deposit may exist on our mineral claims. Our plan of operations is to carry out geological analysis of these claims in order to ascertain whether they possess deposits of gold or silver. We can provide no assurance to investors that our mineral claims contain a commercially viable mineral deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our mineral claims.

For the period from August 8, 2003 (inception) to December 31, 2005, we did not generate any revenue.

Our principal offices are located at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4; our telephone number is (778) 786-1540. We do not yet maintain an Internet address.

4.B. BUSINESS OVERVIEW

HISTORICAL CORPORATE DEVELOPMENT

We are an exploration stage company incorporated under the Canada Business Corporations Act in British Columbia, Canada on August 8, 2003 under the name “American Goldrush Corporation.” Our registered office is located at 1000 - 840 Howe Street, Vancouver, B.C. and our head office and principal place of business located at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4. Our telephone number is (778) 786-1540.

On February 18, 2004, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in The Taylor Claims located in the Lillooet Mining Division in the Province of British Columbia. The Property Option Agreement was amended on November

29, 2004. The Company could have exercised the option by making cash payments totalling $70,000 and incurring net expenditures on the property of at least $525,000. The Company paid the initial $5,000 deposit as required under the initial Property Option Agreement. The Company also paid an additional $5,000 upon the signing of the amendment. On November 23, 2005, the Company terminated the Property Option Agreement.

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totaling USD $25,000 (CDN $29,250) and incurring net expenditures on the property of at least USD $120,000 (CDN $140,400) by March 24, 2010. The Company paid the initial USD $5,000 (CDN $5,850) deposit as required under the initial Property Option Agreement.

We may seek relationships with other mineral exploration and development companies that will allow us to exploit idle and/or undeveloped resources.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS

Mineral resource exploration, production and related operations are subject to extensive rules and regulations of federal, state and local agencies. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our costs of doing business and prevent us from carrying out exploration program.

Failure to comply with these rules and regulations can result in substantial penalties. Our cost of doing business may be affected by the regulatory burden on the mineral industry. We believe that compliance with the laws will not adversely affect our business operations.

Environmental enforcement efforts with respect to mineral operations have increased over the years, and it is possible that regulation could expand and have a greater impact on future mineral exploration operations. Although our management intends to comply with all legislation and/or actions of local, provincial, state and federal governments, non-compliance with applicable regulatory requirements could subject us to penalties, fines and regulatory actions, the cost of which could harm our results of operations. We cannot be sure that our proposed business operations will not violate environmental laws in the future.

ANTICIPATED CHANGES TO FACILITIES AND EMPLOYEES

Management of the Company anticipates no changes to either facilities or employees in the near future.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in Arizona throughout the year because seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The mineral exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

4.C. ORGAZINZATIONAL STRUCTURE

The Company is not part of a group and has no subsidiaries.

4.D. PROPERTY, PLANT AND EQUIPMENT

CORPORATE OFFICES

We do not own any real property. We currently lease our corporate headquarters at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4, for CDN $235 per month. We believe that our rented properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below:

SOUTH VULTURE PROPERTY

Acquisition of Interest

On March 24, 2006, the Company executed a Property Option Agreement (the “Agreement”) with Fred Brost (“Optionor”) granting the Company the right to a mineral exploration permit covering mining interests in Arizona currently issued to the Optionor. The property, known as the South Vulture property, consists of an exploration permit covering approximately 560 acres in Maricopa County, Arizona, approximately 16 miles southwest of Wickenburg, Arizona. Simultaneous with the execution and delivery of the Property Option Agreement, the Company paid the Optionor USD $5,000 (CDN $5,850). In order to earn a 100% interest in the exploration permit covering the South Vulture property, the Company must pay the Optionor and incur expenditures relating to mining operations in accordance with the following schedule: (i) on or before March 24, 2007, USD $5,000 (CDN $5,850) to the Optionor and incur USD $10,000 (CDN $11,700) in expenditures incidental to the mining operations; (ii) on or before March 24, 2008, USD $5,000 (CDN $5,850) to the Optionor and an additional USD $20,000 (CDN $23,400) in expenditures; (iii) on or before March 24, 2009, USD $5,000 (CDN $5,850) to the Optionor and an additional USD $40,000 (CDN $46,800) in expenditures; (iv) and on or before March 24, 2010, USD $5,000 (CDN $5,850) to the Optionor and an additional USD $50,000 (CDN $58,500) in expenditures. Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments made and all our rights to the property. If all said payments are made, then we will acquire all mining interests in the property. If the Company fails to make any payment when due the Agreement gives the Company a 60-day grace period to pay the amount of the deficiency.

The Company must use the Optionor for his mineral exploration expertise on the property and the Optionor shall invoice the Company for work performed at commercially competitive rates. Furthermore, both the Company and the Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the property. If the Company assigns or sells the Property, the Optionor will be entitled to receive a payment equaling 5% of the fair market value of the Property at the time of any such sale or assignment. In addition, any mineral interests staked, located, granted or acquired by either the Company or the Optionor which is located within 2 miles of the property will be included in the option granted to the Company.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. The Company also has the right to terminate the Agreement by giving notice to the Optionor.

Location

South Vulture Project
113°22.000' W
113°12.000' W
113°02.000' W
112°52.000' W
112°42.000' W
112°32.000' W
WGS84 112°14.000' W
34°07.000' N
33°59.000' N
33°51.000' N
33°43.000' N
33°35.000' N
33°27.000' N
Congress
Stanton
Octave
Merritt Pass
Flores
Constellation
AGUILA VALLEY
Forepaugh
Aguila
Wickenburg
Morristown
Wittmann
VULTURE MOUNTAINS
Vulture Pk
Black Butte
HASSAYAMPA PLAIN
Gladden
LUKE AF AUX FIELD NO. 1
Beardsley
Surprise
El Mirage
Waddel
Youngtown
Litchfield Park
McMicken
Goodyear
Avondale
Cashion
Perryville
Wintersburg
Tonopah
TONOPAH DESERT
Saddle Mtn
Palo Verde Hills
Burnt Mtn
Big Horn Peak
Sugarloaf Mtn
Belmont Mts
HARQUAHALA PLAIN
BIG HORN MOUNTAINS
LAKE PLEASANT REG PARK
WHITE TANK MTN CO REG PARK
BUCKEYE NAT GUARD TARGET RANGE
Minnehaha
Horseth Basin
Sheep Mtn
Columbia
Buckhorn Mts
Wickenburg Mts
Castle Hot Sprs
TN
MN
12°
0 5 10 15 20 25 miles
0 5 10 15 20 25 30 35 40 km

Map created with TOPO!® ©2002 National Geographic (www.nationalgeographic.com/topo)

American Goldrush, Inc.
South Vulture Project
Maricopa County, Arizona

The property is located about 16 miles southwest of Wickenburg, Arizona, the nearest town of any size. Access to the property is via the Vulture Mine Road, a paved county road that passes within a few feet of the Southeast corner of the Property. The Property can be reached from Wickenburg in about 20 minutes and from the airport in Phoenix in about 1.5 hours.

South Vulture Property Permit Information

The South Vulture Property is covered by Arizona State exploration permit no. 08-110130 issued to Fred Brost on March 21, 2006. The land relating to the permit is legally described as LOTS 1 2 S2N2 S2 and covers 559.99 acres. The permit gives the holder the right to surface rights necessary for the prospecting and exploration for minerals.

The Property is on land managed by the Bureau of Land Management (BLM) with mineral rights belonging to the State of Arizona. The current state Mineral Exploration Permit can be converted to a state Mineral Lease if a valuable mineral deposit is discovered. The Mineral Exploration Permit and can be renewed for up to a total of five years. Mineral Leases are granted for 20 years.

Regional Geology

The Property is located in the Vulture Mountains. The middle to low elevations are underlain by foliated thin flows of basalt, pyroclastic and volcaniclastic rocks and clastic sedimentary rocks of Proterozoic age which have been metamorphosed to greenschist to lower amphibolite facies. These rocks are intruded by a stock of quartz monzonite. Gold in the region is native metal and electrum associated with euhedral pyrite, argentiferous galena, and minor chalcopyrite and sphalerite. The gold is present in quartz veins within and subparallel to the porphyritic quartz monozonite sill, as dispersed grains within sill, and in veins, veinlets, and areas of sillification within Proterozoic rocks immediately adjacent to the sill.

Placer gold is also known. It is juvenile coarse and fine gold. Nuggets containing quartz, galena, and dendritic gold have been found in the basal Quarternary gravels.

Property Geology

The property is located principally on desert alluvium near the pediment of the Vulture Mountains. Locally, pre-Cambrian metamorphic rocks are intruded by a Cretacious quartz monzonite stock, which lies west of the Vulture Mine and just north of the Property. The gold mineralization in the area is associated with an apophysis of this stock. Small outcrops of Precambrian rocks are present at several places on the Property.

Previous Work

Freeport McMoran Gold Company (“Freeport”) drilled 93 rotary-hammer holes on and immediately adjacent to the property in 1984-1987. Total length of drilling was approximately 12,000 feet, with holes ranging in depth from 70 to 330 feet. This drilling indicated the presence of a large gold anomaly in pre-Cambrian schist under an average of about 50 feet of alluvium. While the gold mineralization encountered was low grade, Freeport identified a NW-trending fault running across the NE corner of the property, with the portion of the property SW of the fault being dropped down. The significance of this fault, if any, is not known.

Planned Work by the Company for 2006

Prior to the beginning of any exploration, a plan of operations and reclamation must be filed with the state of Arizona Land Department and be approved by the state Land Commissioner or his deputy.

The Company plans to proceed with a budget of USD $10,000 (CDN $11,700) to be spent by March 2007 which will satisfy the conditions of the first year of the South Vulture property option agreement.

The exploration program for 2006 will include a comprehensive review of the existing drill data, a geophysical study and surface sampling. One objective will be to identify locations for a 2007 drill program.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2005 and 2004 and for the period from August 8, 2003 (inception) to December 31, 2003 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Certain statements contained in the foregoing MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above.

OVERALL PERFORMANCE

The following table sets forth the audited consolidated statement of operations data for American Goldrush Corp. for the fiscal years indicated:

	American Goldrush Corp.
	Periods Ended December 31
	2005	2004	2003
Revenue	$Nil	$Nil	$Nil
Expenses	$ 102,926	$ 88,541	$ 14,261

Loss from operations	$ 102,926	88,541	14,261
Net loss	($102,926)	($88,541)	($14,261)
Net loss per share:
Basic and diluted	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	39,557,350	39,552,951	23,096,552

Results of Operations of Fiscal 2005 vs. Fiscal 2004

We are a natural resource exploration company in the exploration stage with an objective of acquiring, exploring, and, if warranted and feasible, developing natural resource properties. Natural resource exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the natural resource industry through the optioning of natural resource exploration and development projects.

Revenue; Cost of Revenue

We did not earn any revenues during the year ended December 31, 2005. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

For the year ended December 31, 2005 we had a net loss of $102,926 consisting of: (a) $48,787 in professional fees related to the preparation of the Company’s registration statement and financial statements; (b) $1,947 in exploration expenses relating to claim filing fees for the Polischuk Property; (c) $12,144 in office expenses; (d) $2,640 in rent; (e) $1,737 in interest relating to the Company’s three bridge loans; (f) $596 in Directors’ fees; and (g) $35,075 in stock-based compensation.

We incurred a loss of $88,541 for year ended December 31, 2004, consisting of: (a) $60,592 in professional fees related to the preparation of the Company’s registration statement and financial statements; (b) $10,000 in property payments made to Randy Polischuk; (c) $14,451 in office expenses; (d) $2,640 in rent; and (e) $858 in transfer agent fees.

The increase in the loss in 2005 compared to 2004 is primarily related to $35,075 in stock-based compensation recognized in 2005. No stock options were granted in 2004. The increase due to the stock-based compensation is partially offset by a reduction in professional fees and property costs in 2005 compared to 2004. The reduced professional fees are due to the timing of the filing of the Company’s F-1 registration statement. The F-1 was initially prepared and filed in 2004 while amendments were filed in 2005. As a result, more professional fees were incurred in 2004 than in 2005. Property costs decreased in 2005 as the Company made two $5,000 payments on the Polischuk property in 2004 whereas in 2005, the Company only incurred $1,947 in claim filing fees before dropping the property.

Results of Operations of Fiscal 2004 vs. Fiscal 2003

Revenue; Cost of Revenue

We did not earn any revenues during the period from August 8, 2003 (inception) to December 31, 2004. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

For the year ended December 31, 2004 we had a net loss of $88,541 consisting of: (a) $60,592 in professional fees related to the preparation of the Company’s registration statement and financial statements; (b) $10,000 in property payments made to Randy Polischuk; (c) $14,451 in office expenses; (d) $2,640 in rent; and (e) $858 in transfer agent fees. We incurred a loss in the amount of $14,261 for the period from inception on August 8, 2003 to December 31, 2003, consisting of: (a) office related fees in the amount of $602; (b) rent in the amount of $471; and (c) professional fees in the amount of $13,188 in connection with our corporate organization and registration process with the SEC. Aside from the filing of the F-1 registration statement in 2004, the reason for the overall increase in the 2004 loss compared to 2003 was that the Company operated for an entire twelve months in 2004 while the Company was formed on August 8, 2003 resulting in only a partial year of activity in 2003.

5.B. Liquidity and capital resources

Liquidity

On October 30, 2003, we closed a private placement with six investors for the sale of 9,500,000 units, which generated gross proceeds to us of CDN $95,000. On January 28, 2004, we closed a private placement with thirty-eight Canadian investors for the sale of 57,350 Common shares, for total gross proceeds of CDN $5,735. Between March and August 2005 we received a total of $71,139 in proceeds from three separate bridge loans from three minority shareholders. Such aggregate proceeds are not sufficient to enable us to continue our operations.

We are a natural resource exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing natural resource properties. Our primary focus in the natural resource sector is gold.

We have members on our board of directors who have extensive experience in the natural resource industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed. Should we make a finding of minerals on the South Vulture Property we would consider our alternatives to such finding, including the possibility of selling any findings to a major mining company. By selling its findings to another mining company, it would provide an immediate return to our shareholders without the long time frame and cost of putting a mine into operation ourselves, and it would also provide future capital for the company to continue operations.

During 2005, we used $77,569 in operating activities, an increase of $5,328 over 2004. While our 2005 loss is approximately $14,500 higher than 2004, we incurred $35,075 in non-cash stock-based compensation expense in 2005, compared to no compensation expense in 2004. We also reduced our accounts payable by $10,526 at December 31, 2005 due to reduced activity at that date.

2005 operations were funded through three bridge loans (the “Loans”) with minority shareholders for total proceeds of $71,139. All of the Loans bore interest at the Bank of Canada Prime Lending Rate (December 31, 2005 - 5%) plus 1%. The Loans were due one year from the date of the Loans but the Company could repay the Loans at any time prior to the due date without penalty. No security was provided for the Loans.

On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of CDN$0.10 per Unit. Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012. As a result of such loan conversions, the Company has issued a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants representing a grand total of principal and accrued interest at January 27, 2006 of $73,157.

2004 operations were financed through the issuance of common shares in 2004 for proceeds totaling $5,735 and cash remaining from private placements in 2003 for proceeds of $95,000.

We had cash of $20,007 as of December 31, 2005. We anticipate that we will incur through the end of our next fiscal year:

•	$18,000 in connection with property payments, work expenditures and the initial geological analysis of the South Vulture Property;

•

$52,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our becoming a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2005 we had a working capital deficit of $69,918. On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of $0.10 per Unit. As well, subsequent to December 31, 2005, 125,000 stock options were exercised resulting in proceeds to us of $31,250.

Even with the loan conversions, current cash on hand is insufficient for our work for the next 12 months as proposed in our Plan of Operations. We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

We anticipate that our cash requirements to carry out planned exploration of the South Vulture Property and to cover administrative costs will be approximately $70,000 through December 31, 2006. Based on these cash requirements and our current cash position we anticipate that we will require $15,000 to $30,000 of additional capital to maintain operations. If we are to expand and grow we will require additional capital for additional exploration. Management plans to raise additional cash as required through equity financing.

Critical accounting estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the variables used in determining stock-based compensation. These estimates are based on management’s best judgment. Factors that could affect these estimates include option term and expected volatility.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our common stock does not yet trade in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2005.

5.C. Research and development, patents and licenses etc.

--- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2005 and December 31, 2004 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars:

Contractual Obligations	Total	Payments Due By Period

		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years

Property payments	$29,250(1)(2)	$5,850(1)	$11,700	$11,700	--
Property expenditures	$140,400 (2)	$11,700	$70,200	$58,500	--
Bridge loans	$72,876 (3)	$72,876	--	--	--

	$242,526	$90,426	$81,900	$70,200	--

(1) Includes CDN 5,850 (USD $5,000) initial payment made upon signing of the Property Option                Agreement on March 24, 2006.

(2) Contract is denominated in USD with cash payments totaling USD $25,000 (CDN $29,250) and             annual property expenditures of at least USD $120,000 (CDN $140,400) by March 24, 2010

(3) On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and        each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of CDN$0.10 per Unit. At December 31, 2005, the amount due consisted of $71,139 of principal and $1,737 of accrued interest.

Recent Accounting Pronouncements Applicable to US

For US GAAP purposes, we follow the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 whereby stock options granted in the period are measured at their fair value using the Black-Scholes option pricing model. On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for the first annual reporting period beginning after December 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 4

Directors and Senior Management

May 23, 2006

Name	Position	Age	Date of First Election Or Appointment

Andrew Gourlay (1)(2)	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	50	November 28, 2005
Ronald Blomkamp (3)	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	58	August 8, 2003
Scott Praill(1)	Director	40	September 30, 2003
Robert Cann(1)	Director	49	October 14, 2004
Richard Kehmeier	Director	57	December 1, 2005
Avinesh Bangar (4)	Chief Technology Officer	27	January 1, 2004
Tricia Kolsto (5)	Administrative Officer	34	January 1, 2004

(1)	Member of Audit Committee.
(2)	Mr. Gourlay was appointed to his positions on November 28, 2005.
(3)	Mr. Blomkamp resigned November 28, 2005.
(4)	Mr. Bangar resigned effective March 6, 2006.
(5)	Ms. Kolsto resigned effective March 6, 2006.

The business address of our officers and directors is c/o American Goldrush Corporation, 1155 West Pender, Suite 708, Vancouver, British Columbia, Canada, V6E 2P4.

Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

Andrew Gourlay has been a Director and our Chairman, President, Chief Executive and Operating Officer since November 2005. He is an accomplished mineral and precious metals geologist who has been working as a professional geologist for nearly two decades. From 2003 to 2005, he worked as the Senior Exploration Geologist for Asia Gold Corp. From 1994 to 2003 and presently, he is a consulting geologist to a variety of mineral exploration companies. He has been involved in the search for precious metals in Mongolia, Southeast Asia, and South America. Mr. Gourlay graduated from the University of British Columbia with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and is a Fellow of the Geological Association of Canada.

Ronald C. Blomkamp was a Director and our Chairman, President, and Chief Executive and Operating Officer since our incorporation in August 2003. He resigned from all positions from the Company on November 28, 2005. For the five years prior to becoming a director and officer to our company, Mr. Blomkamp acted on his own behalf investing in the stock markets. Since July 21, 2003, Mr. Blomkamp has also been the Chairman of Patriot Gold, Inc., a mineral exploration company traded on the OTCBB. For sixteen years from March of 1978 to 1994, Mr. Blomkamp worked for Edward L. Bateman (now called ELB Group), a publicly listed company and South Africa’s leading mining services company. During this time, he acted in a variety of capacities including Engineer (1978 – 1981), Engineering Manager (1981 – 1987), and Technical Director (1987 – 1994). He holds several patents relating to advanced mining technology. Mr. Blomkamp holds a Diploma in Production Engineering from Witwatersrand College for Advanced Technology in South Africa, and for sixteen years worked at Edward L. Bateman (ELB), South Africa’s leading mining services company.

Scott Praill has served on our Board of Directors since September 2003. Since October, 2002, he has also been a board member of Strata Oil & Gas Inc. (formerly Stratabase Inc.) which trades on the

OTCBB. Since 2004, Mr. Praill has been a self-employed financial consultant. From November 1999 to October 2003, he was the Director of Finance of Inflazyme Pharmaceuticals. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome (1999) and Westcoast Energy (1998), and was a Senior Accountant for Price Waterhouse (1993 – 1996), where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating public company operating results through financial statement and financial ratio analysis; and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill has earned the following designations: Chartered Accountant (BC, 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

Robert Cann has served as Director for American Goldrush since October 14, 2004. Mr. Cann is a professional geologist with extensive experience in exploration project management and geological consulting. Since graduating with his B.Sc. in Geology and his M.Sc. in Economic Geology in 1979 (both from the University of British Columbia), Mr. Cann has worked in a senior capacity for some of the world’s leading mining companies, including Rio Algom and Cameco Corporation. From July 2002 to present, Mr. Cann has been the Exploration Manager for Entrée Gold Inc. and from 1999 to 2000 held the same position with Spokane Resources Ltd. In 2001 Mr. Cann attended full-time advanced Information Technology courses. Mr. Cann has acted as project manager on multiple large-scale integrated exploration projects in Canada, Central America and South America, and has acted as exploration manager on exploration projects in diverse regions such as Mongolia, Honduras and Mexico. Mr. Cann is fluent in English and Spanish, and is a member of the Geological Association of Canada, the Association of Professional Engineers and Geoscientists, the Canadian Institute of Mining and Metallurgy, and the Canadian Information Processing Society. Mr. Cann has co-authored several scientific articles for geological publications. Mr. Cann has worked as an independent consulting geologist since 1988.

Richard Kehmeier has served as a Director of the Company since December 2005. He is a certified professional and registered exploration geologist with over thirty years of international experience in all phases of resource development for the mining industry. Over the past five years, Mr. Kehmeier has been working as a self-employed consultant. During his career, he has held such positions as Vice President at Gold Reserve Corp. and has worked for companies such as Atlas, Union Carbide, and Anaconda. Mr. Kehmeier graduated from the Colorado School of Mines with a Bachelor of Science in Geological Engineering and a Master of Science in Geology.

Avinesh Bangar served as Chief Technology Officer of American Goldrush from January 2004 until his resignation on March 6, 2006. Since July, 2000 Mr. Bangar has acted as the chief technology officer for Stratabase Inc. For the four years prior to July, 2000, Mr. Bangar was a full time student. Mr. Bangar is an information technology professional with specific expertise in system and network administration, database design, web application development, software design and development, and technical documentation. Mr. Bangar has worked as an information technology professional since graduating from the University College of the Fraser Valley with his Computer Information Systems degree in 2000. Mr. Bangar completed his A+, Sun Certified Systems Administrator, and Citrix Certified Administrator certifications in 2001, followed by his Masters in Computer Science in 2002. Mr. Bangar was recognized and awarded by the International Who’s Who of Information Technology as a leading information technology professional in 2002. Mr. Bangar has been a member of the IEEE Computer Society and the Association for Computing Machinery since 2001.

Tricia Kolsto served as Administrative Officer of American Goldrush from January 2004 until her resignation on March 6, 2006. Ms. Kolsto has acted as administrative officer for Stratabase Inc, since 2000. Ms. Kolsto is an administrative professional with specific expertise in accounting, bookkeeping, accounting software and general administrative systems. Ms. Kolsto works as an independent consultant for companies requiring administrative, bookkeeping and accounting services, and has worked as an administrative professional since 1992. Ms. Kolsto has been a Certified Simply Accounting Consultant since 2001.

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

With the exception of Tricia Kolsto and Richard Kehmeier, none of our officers or directors have received or earned any compensation or bonus for services rendered in the 2005 or 2004 fiscal years. Commencing December 2003, Tricia Kolsto has received $500 per month for accounting services rendered to the Company. Ms. Kolsto has provided said services pursuant to a consulting agreement that can be terminated at any time at our discretion. The agreement does not provide for any severance or additional compensation upon termination.

Commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company. The monthly fees owing to Mr. Kehmeier shall continue as long as he continues to serve as a Director of the Company.

We do not maintain key-man life insurance for any of our executive officers or directors.

Table No. 5

Stock Option Grants for the Year Ended December 31, 2005

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Andrew Gourlay	200,000	17%	$0.25	11/28/05	11/28/15	$0.10
Ronald Blomkamp (1)	200,000	17%	$0.25	11/01/05	11/01/15	$0.10
Scott Praill	100,000	8%	$0.25	11/01/05	11/01/15	$0.10
Robert Cann	100,000	8%	$0.25	11/01/05	11/01/15	$0.10
Trish Kolsto	50,000	4%	$0.25	11/01/05	11/01/15	$0.10

(1) The options granted to Mr. Blomkamp were cancelled on December 28, 2005.

No officer or Director have ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exception of Richard Kehmeier, there are no Director Service contracts. Mr. Kehmeier’s service contract will terminate upon his ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company’s internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

6.D. Employees

We have no employees at this time. We utilize outside contractors where possible, and rely on the industry expertise of management and our Board of Directors. These contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material. No member of our management team is presently employed by us. We do not foresee any significant changes in the number of employees or consultants we will have over the next twelve months, unless the growth of our business demands it.

6.E. Share Ownership

Table No. 6 lists, as of May 23, 2006, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 6

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #

Common	Scott Praill (1)	30,016,666	74.2%
Common	Andrew Gourlay (2)	33,333	0.1%
Common	Ron Blomkamp (3)	-	-
Common	Trish Kolsto (4)	50,000	0.1%
Common	Robert Cann (5)	16,666	0.04%
	Total Directors / Senior Management	66,666	74.3%

(1)

30,000,000 of the shares owned by Mr. Praill are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share. The balance of 16,666 shares relate to stock options that are exercisable on May 1, 2006.

(2)	These shares are represented by share purchase options that are exercisable on May 28, 2006.

(3)	Mr. Blomkamp resigned on November 28, 2005.

(4)	Ms. Kolsto owns 50,000 common shares that were acquired on the exercise of stock options.

(5)	These shares are represented by share purchase options that are exercisable on May 1, 2006.

# Based on 40,413,920 shares outstanding as of May 23, 2006.

Stock Options.

The terms of options grantable by the Company are done at the discretion of the Option Committee of the Board of Directors, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the “Plan”) on June 24, 2005.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors, employees and consultants of the Company, (b) retain and attract the qualified officers, directors, employees and consultants the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company (any person in (a), (b), or (c) hereinafter referred to as an “Eligible Person”); and (e) any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 5,000,000. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable;
(b)	options may be exercisable for a maximum of ten years from grant date;

(c)   options to acquire no more than 5% of the issued shares of the Company under the Plan together with      any other options for services may be granted to any one individual in any 12-month period;

(d)	options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(e)     the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstanding shares within a one year period

(f)     the issuance of shares to an insider of the Company and his or her associates under the Plan and all other compensation arrangements, within a one year period, may not exceed 5% of the issued and outstanding shares.

(g)    unless otherwise determined by the Option Committee, all vested options expire 30 days following the date of resignation or termination of the option holder;

(h)    in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death, with the consent of the board of directors.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest over a three-year period unless otherwise determined by the Board on a case by case basis.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of March 24, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has one Shareholder who owns more than 5% of the issued shares. As at May 23, 2006, Scott Praill owns 30,000,000 shares, or 74.2% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On January 23, 2006, 15,000,000 shares of the common stock of the Company held by Ronald C. Blomkamp were gifted by Mr. Blomkamp to Scott Praill, pursuant to an assignment, dated January 23,

2006, among Mr. Blomkamp, Mr. Praill, and the Company. No consideration was paid by Mr. Praill for the gifting of such shares. Such assignment was made subsequent to Mr. Blomkamp resigning as President and terminating his relationship with the Company.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On May 23, 2006, the Company’s shareholders’ list showed 40,413,920 common shares outstanding and 51 shareholders. The Company’s shares have not yet traded on a public exchange and as such all shareholders of the Company are resident in Canada.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

Other than the transactions described below in this section, there are no transactions during the last two years, or proposed transactions, to which we were or are to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

•	Any director or executive officer of the small business issuer;
•	Any majority security holder; and
•	Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons in the above.

In September 2003, pursuant to an agreement, we issued 15,000,000 common shares to Ronald Blomkamp, one of our founders. Such shares are restricted and the certificates representing such shares contain a restrictive legend. In September 2003, we also issued an additional 15,000,000 common shares to one of our directors and founder, Scott Praill. On January 23, 2006, 15,000,000 shares of the common stock of the Company held by Ronald C. Blomkamp were gifted by Mr. Blomkamp to Mr. Praill, pursuant to an assignment, dated January 23, 2006, among Mr. Blomkamp, Mr. Praill and the Company. No consideration was paid by Mr. Praill for the gifting of such shares. Such assignment was made subsequent to Mr. Blomkamp resigning as President and terminating his relationship with the Company.

The common shares issued to Mr. Praill are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Praill at a purchase price of CDN$0.01 per share. We have this right until we, in our sole discretion, decide to terminate the agreement.

The Company’s Administrative Officer, Ms. Tricia Kolsto, and Chief Technology Officer, Mr. Avinesh Bangar each own 1,600 Common shares of the Company. Each respective officer paid the Company $0.10 per share as part of the offering undertaken by the Company on January 28, 2004. In addition, Mr. Bangar’s father also purchased 1,550 shares of the Company as part of the same offering.

Commencing December 2003, Tricia Kolsto has received $500 per month for accounting services rendered to the Company. Ms. Kolsto has provided said services pursuant to a consulting agreement that can be terminated at any time at the Company’s discretion.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2005 and 2004 no amounts were owed to senior management or directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2005/2004/2003 periods ended December 31st

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8. Policy on dividend distributions

The Company has never declared or paid a dividend to its shareholders. The Company does not have any policy on dividend distributions.

8.B. Significant Changes

On November 28, 2005, Mr. Ronald Blomkamp resigned from his positions as a director and officer of the Company. On the same date, Mr. Andrew Gourlay was appointed Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director of the Company. On December 1, 2005 Mr. Richard Kehmeier was appointed a Director of the Company.

On November 23, 2005, the Company terminated the Option Agreement, dated February 18, 2004, between the Company and Randy Polischuk, as amended on November 29, 2004 (the “Option Agreement”).

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totaling USD $25,000 (CDN $29,250) and incurring net expenditures on the property of at least USD $120,000 (CDN $140,400) by March 24, 2010. The Company paid the initial USD $5,000 (CDN $5,850) deposit as required under the initial Property Option Agreement.

ITEM 9. THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

We have applied to the NASD to have our common stock be quoted on the OTC Bulletin Board. We have received approval for our shares to trade on the OTC Bulletin Board but there currently isn’t a market for our shares. If a market is not created for our securities on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it

(1) is not situated in a single location but operates through communication of bids, offers and        confirmations between broker-dealers, and

(2) securities admitted to quotation are offered by one or more Broker-dealers rather than the         “specialist” common to stock exchanges.

To qualify for quotation on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. If it meets the qualifications for trading securities on the OTC Bulletin Board our securities will trade on the OTC Bulletin Board until a future time, if at all, that we apply and qualify for admission to quotation on the Nasdaq Small Cap Market. We may not now and it may never qualify for quotation on the OTC Bulletin Board or be accepted for listing of our securities on the Nasdaq Small Cap Market.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B. Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on August 12, 2003. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extra-provincial company under the Company Act, British Columbia on November 7, 2003. Pursuant to Section 4 of the Statement on Registration Extra-provincial Company filed on November 7, 2003, the Company’s objects and purposes was described as “mineral exploration and development.”

The directors of the Company are empowered under Schedule C to the Articles of Incorporation to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company. The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors. With respect to the directors of the Company, section 3 of the By-Laws of the Company provides that, as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. Currently, there are no specific rights, preferences and restrictions attaching to each of the Company’s Preferred shares. The Company may issue Preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

Pursuant to section 12 of the Company’s By-Laws, the quorum at meetings of the Company’s shareholders shall be constituted by the presence of two shareholders entitled to vote at any such meeting holding or representing by proxy not less than one-twentieth of the shares entitled to be voted at such meeting.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company imposed by foreign law or by the Articles of Incorporation or any other constituent document of the Company.

10.C. Material Contracts

Since inception (August 8, 2003), the Company has entered into the material contracts listed below:

1.	Property Agreement between the Company and Randy Polischuk dated February 18, 2004, as amended on November 29, 2004. On November 23, 2005, the Company terminated the Option Agreement.

2.

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totaling USD $25,000 (CDN $29,250) and incurring net expenditures on the property of at least USD $120,000 (CDN $140,400) by March 24, 2010. The Company paid the initial USD $5,000 (CDN $5,850) deposit as required under the initial Property Option Agreement.

3.	On March 22, 2005 the Company entered into a Bridge Loan with Igman Consulting Group in the principal amount of $15,000. The loan bore interest at the Bank of Canada Prime Rate + 1% and was unsecured.

4.

On July 8, 2005 the Company entered into a Bridge Loan with Trevor Newton in the principal amount of USD $5,000 (CDN $6,139). The loan bore interest at the Bank of Canada Prime Rate + 1% and was unsecured.

5.	On August 29, 2005 the Company entered into a Bridge Loan with Fred Coombes in the principal amount of $50,000. The loan bore interest at the Bank of Canada Prime Rate + 1% and was unsecured.

6.

On January 27, 2006, the Company retired the following three loans, whose aggregate outstanding amounts totaled CDN $73,157, by converting them into 731,570 units of the Company’s securities (the “Units”): loan made on August 29, 2005 by Fred Coombes, in the principal amount of CDN $50,000; loan made on March 22, 2005 by Igman Consulting Group, in the principal amount of CDN $15,000; and loan made on July 8, 2005 by Trevor Newton, in the principal amount of USD $5,000. All three loans bore interest at the Bank of Canada Prime Rate + 1%. Pursuant to a Conversion Agreement, dated January 27, 2006, entered into between the Company and each of the above lenders, each loan was converted at CDN$0.10 per Unit.

7.

Share Purchase Option Agreement with Scott Praill, one of our Directors, which allows us at any time to send a notice to Mr. Praill that we are purchasing all or any portion of his 30,000,000 shares. The irrevocable option which he granted us is exercisable at any time at an exercise price of CDN $0.01 per share. If we elect to exercise our option to purchase his shares, we shall pay the applicable purchase price thereof no later than 10 business days after the delivery of a notice.

10.D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote our common shares. There are also no such limitations imposed by the articles of incorporation with respect to our common shares. There are, however, certain requirements on the acquisition of control of our securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length, or the U.S holder, together with such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

A U.S. Holder who is subject to Canadian income tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of the Company’s common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company’s common shares are a capital asset in U.S. Taxpayer’s hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company’s common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2005. Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F. Dividends and Paying Agents

--- Not applicable ---

10.G. Statement by Experts

--- Not applicable ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company’s operating expenses and liabilities are primarily incurred in Canadian dollars.

To the extent the Company engages in transactions in US dollars, the results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company’s functional currency is the Canadian dollar and its expenses are predominantly incurred in Canadian dollars. The Company incurs a relatively small portion of its expenses in U.S. dollars.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

INTEREST RATE SENSITIVITY

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company’s interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable

12.B. Warrants and Rights

The Company has issued 9,500,000 Class A warrants at an exercise price of CDN$0.10 per share, 9,500,000 Class B warrants at an exercise price of CDN$ 1.46 per share and 9,500,000 Class C warrants at an exercise price of CDN$1.52 per share. The warrants become exercisable on October 30, 2006 unless we accelerate the exercise date. The Class A warrants expire at the close of business on October 30, 2008, the Class B warrants expire at the close of business on October 30, 2009 and the Class C warrants expire at the close of business on October 30, 2010.

On January 27, 2006, the Company issued 731,570 Class A warrants, each of which gives the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and 731,570 Class B warrants, each of which gives the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012. Such warrants were issued in partial consideration for the retirement of three bridge loans whose aggregate amounts totaled CDN $73,157.

12.C. Other Securities	--- Not applicable ---

12.D. American Depository Shares -- Not applicable ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, Mr. Andrew Gourlay. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed on our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the most recently completed fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three directors, all of whom are financially literate and knowledgeable about the Company’s affairs. Mr. Scott Praill is the audit committee’s financial expert member as a qualified accountant with 10 years experience in the mining industry. In addition to serving on the Board of American Goldrush, he also serves on the Board and is the Audit Committee Chair of Strata Oil & Gas Inc.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F. A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4.

The code of ethics was adopted on March 6, 2006.

Item 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

Fees, including reimbursements for expenses, for professional services rendered by BDO Dunwoody LLP in 2005 and 2004 were:

Fiscal Year ended December 31		Fiscal year		Fiscal year
Principal Accountant Fees and Services		2005		2004

Audit Fees		$20,000		$29,950
Audit related fees	$	Nil	$	Nil
Tax Fees	$	Nil	$	Nil

All other fees	$	Nil	$	Nil

Total		$20,000		$29,950

Audit related fees relate to services provided to review the Company’s annual financial statements and related disclosures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company’s common shares by the Company or affiliated purchasers during the period covered by this report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The consolidated financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of BDO Dunwoody LLP, is included herein immediately preceding the audited financial statements.

.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

American Goldrush Corporation
(An Exploration Stage Company)
FINANCIAL STATEMENTS
December 31, 2005 and 2004
(Stated in Canadian Dollars)

American Goldrush Corporation

(An Exploration Stage Company)

Financial Statements

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

Comments by Auditors for US Readers on

Canada – US Reporting Differences

Financial Statements

Balance Sheets
Statements of Loss and Deficit
Statements of Cash Flows

Statements of Changes in Stockholders’ Equity (Capital Deficit)

Notes to Financial Statements

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders of

American Goldrush Corporation

We have audited the Balance Sheets of American Goldrush Corporation (an Exploration Stage Company) as at December 31, 2005 and 2004 and the Statements of Loss and Deficit, Cash Flows and Changes in Stockholders’ Equity (Capital Deficit) for the years ended December 31, 2005 and 2004, the period from August 8, 2003 (inception) to December 31, 2003 and the cumulative period from August 8, 2003 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, the period from August 8, 2003 (inception) to December 31, 2003 and the cumulative period from August 8, 2003 (inception) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

February 10, 2006 (except for Note 3(b), as of March 24, 2006)

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 10, 2006 (except for Note 3(b), as of March 24, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

February 10, 2006 (except for Note 3(b), as of March 24, 2006)

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

BALANCE SHEETS

(Stated in Canadian Dollars)

	DECEMBER 31	DECEMBER 31
	2005	2004

ASSETS

Current
Cash	$ 20,007	$ 26,437
Receivables	1,716	2,577
Prepaid expenses	2,025	235

	$ 23,748	$ 29,249

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 20,790	$ 31,316
Bridge loans and accrued interest payable (Note 4)	72,876	-

	93,666	31,316

CAPITAL DEFICIT

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued:
39,557,350 common shares (Note 5)	100,735	100,735
Contributed surplus	35,075	-
Deficit accumulated during the exploration stage	(205,728)	(102,802)

	(69,918)	(2,067)

	$ 23,748	$ 29,249

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION

(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT

(Stated in Canadian Dollars)

			AUGUST 8, 2003	AUGUST 8, 2003
	YEARS ENDED		(INCEPTION)	(INCEPTION)
			TO	TO
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2005	2004	2003	2005

				(cumulative)
Expenses
Mineral property acquisition and
exploration expenditures (Note 3)	$ 1,947	$ 10,000	$ -	$ 11,947
Office and sundry	12,144	14,451	602	27,197
Rent	2,640	2,640	471	5,751
Professional fees	48,787	60,592	13,188	122,567
Transfer agent fees	-	858	-	858
Directors’ fees	596	-	-	596
Interest	1,737	-	-	1,737
Stock-based compensation (Note 5)	35,075	-	-	35,075

Net loss for the period	$(102,926)	$ (88,541)	$ (14,261)	$ (205,728)

Net loss per share – basic and diluted	$ 0.00	$ 0.00	$ 0.00

Weighted average number of shares outstanding	39,557,350	39,552,951	23,096,552

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

			AUGUST 8, 2003	AUGUST 8, 2003
	YEARS ENDED		(INCEPTION)	(INCEPTION)
			TO	TO
	DECEMBER 31	DECEMBER 31	DECEMBER 31	DECEMBER 31
	2005	2004	2003	2005

				(cumulative)
Cash flows from operating activities
Net loss for the period	$ (102,926)	$ (88,541)	$ (14,261)	$ (205,728)

Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	35,075	-	-	35,075
Change in receivables	861	(2,536)	(41)	(1,716)
Change in prepaid expenses	(1,790)	236	(471)	(2,025)
Change in accounts payable and accrued liabilities	(10,526)	18,600	12,716	20,790
Change in accrued interest payable	1,737	-	-	1,737

Net cash used in operating activities	(77,569)	(72,241)	(2,057)	(151,867)

Cash flows from financing activities
Proceeds from bridge loans	71,139	-	-	71,139
Issuance of common stock	-	5,735	95,000	100,735

	71,139	5,735	95,000	171,874

(Decrease) increase in cash	(6,430)	(66,506)	92.943	20,007

Cash, beginning of period	26,437	92,943	-	-

Cash, end of period	$ 20,007	$ 26,437	$ 92,943	$ 20,007

Supplemental information

Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)

(Stated in Canadian Dollars)

			DEFICIT
	COMMON STOCK		ACCUMULATED

	NUMBER OF		DURING THE
	COMMON		EXPLORATION	CONTRIBUTED
	SHARES	AMOUNT	STAGE	SURPLUS	TOTAL

Shares issued to founders on inception	30,000,000	$-	$-	$ -	$-

Private placement, common share issuances for cash at $0.01 per share in October, 2003 (Note 5)	9,500,000	95,000	-	-	95,000

Net loss for the period	-	-	(14,261)	-	(14,261)

Balance, December 31, 2003	39,500,000	95,000	(14,261)	-	80,739

Private placement, common share issuances for cash at $0.10 per share in January, 2004 (Note 5)	57,350	5,735	-	-	5,735

Net loss for the year	-	-	(88,541)	-	(88,541)

Balance, December 31, 2004	39,557,350	100,735	(102,802)	-	(2,067)

Stock-based compensation (Note 5)	-	-	-	35,075	35,075

Net loss for the year	-	-	(102,926)	-	(102,926)

Balance, December 31, 2005	39,557,350	$100,735	$(205,728)	$ 35,075	$(69,918)

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

1.	OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral exploration). The Company is primarily engaged in the acquisition and exploration of mining properties in North America. In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia. The Property Option Agreement was amended in November, 2004 (Note 3) and on November 23, 2005, the Company terminated the Property Option Agreement. On March 24, 2006, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration permit in Arizona (Note 3(b)).

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $205,728 for the period from August 8, 2003 (inception) to December 31, 2005 and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties. Management has plans to seek additional capital through a private placement and public offering of its common stock. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies are summarized as follows:

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

2.	SIGNIFICANT ACCOUNTING POLICIES – continued

a)    Mineral Property Payments and Exploration Costs

Exploration costs are expensed as incurred. Development costs are to be expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are charged to expense until the viability of the mineral interest is determined. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

To December 31, 2005, all exploration and option payments have been charged to expense.

b)    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)    Foreign Currency Transactions

The Company’s functional currency is the Canadian dollar. Transactions in foreign currency are translated into Canadian dollars as follows:

monetary items at the rate prevailing at the balance sheet date;

non-monetary items at the historical exchange rate;

revenue and expenses at the historical exchange rate.

Gains and losses on foreign exchange are included in the Statements of Loss and Deficit.

d)    Stock-based compensation

The Company grants stock options to employees, directors and consultants pursuant to a stock option plan described in note 5. Compensation expense is recorded for stock options granted to employees and non-employees using the fair value method with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options or the purchase of stock, plus the fair value of options or stock, is credited to share capital.

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

2.	SIGNIFICANT ACCOUNTING POLICIES – continued

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instrument issued. The fair value of stock-based payments to non-employees is periodically re-measured until the earlier of: completion of the services provided; a firm commitment to complete the services; or the vesting date and any change therein is recognized over the service period.

e)    Loss Per Share

The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share. Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period. Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totalling 29,500,000 (2004 – 28,500,000) were not included in the computation of diluted loss per share because the effect was anti-dilutive.

f)    Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

g)    Financial Instruments

The Company’s financial assets and liabilities consist of cash, receivables, accounts payable and accrued liabilities, bridge loans, and accrued interest payable. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the demand or short-term maturities of these instruments.

3.	MINERAL PROPERTY INTEREST

a)

On February 18, 2004, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in The Taylor Claims located in the Lillooet Mining Division in the Province of British Columbia. The Property Option Agreement was amended on November 29, 2004. The Company had the right to exercise the option by making cash payments totalling $70,000 and incurring net expenditures on the property of at least $525,000. The Company paid the initial $5,000 deposit as required under the initial Property Option Agreement. The Company also paid an additional $5,000 upon the signing of the amendment. On November 23, 2005, the Company terminated the Property Option Agreement.

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

3.	MINERAL PROPERTY INTEREST - continued

b)

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totaling USD $25,000 (CDN $29,250) and incurring net expenditures on the property of at least USD $120,000 (CDN $140,400) by March 24, 2010. The Company paid the initial USD $5,000 (CDN $5,850) deposit as required under the initial Property Option Agreement.

4.	BRIDGE LOANS

The Company has entered into three bridge loans (the “Loans”) with minority shareholders. All of the Loans bear interest at the Bank of Canada Prime Lending Rate (December 31, 2005 - 5%) plus 1%. The Loans are due one year from the date of the Loans but the Company can repay the Loans at any time prior to the due date without penalty. No security was provided for the Loans. The following table is a summary of the Loans outstanding at December 31, 2005:

Loan Principal	Accrued Interest	Total Amount Outstanding	Loan Start Date	Loan Due Date

$ 15,000	$ 629	$ 15,629	March 22, 2005	March 22, 2006
6,139(1)	161	6,300	July 8, 2005	July 8, 2006
50,000	947	50,947	August 29, 2005	August 29, 2006

$ 71,139	$1,737	$ 72,876

(1) The loan principal is USD $5,000.

On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders (Note 4) agreed to convert the three bridge loans into units of the Company at a conversion rate of $0.10 per Unit. Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at $0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at $0.50, which is exercisable from January 27, 2009 until January 27, 2012. As a result of such loan conversions, the Company has issued a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants representing a grand total of principal and accrued interest at January 27, 2006 of $73,157.

5.	SHARE CAPITAL

a)	Common Shares

During the period from inception (August 8, 2003) to December 31, 2005, the Company:

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

5.	SHARE CAPITAL - continued

Issued 30 million common shares to the Company’s founders for nil consideration. The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share.

Issued 9.5 million units at $0.01 per unit where each unit consisted of:

One common share
One A warrant exercisable at $0.10 per share until October 30, 2008
One B warrant exercisable at $1.46 per share until October 30, 2009
One C warrant exercisable at $1.52 per share until October 30, 2010

All of the warrants become exercisable on October 30, 2006 and all of these warrants are unexercised and outstanding as at December 31, 2005.

Issued 57,350 common shares in a private placement for gross proceeds of $5,735.

b)	Stock Options

On June 16, 2005, the stockholders of the Company approved the Company’s 2005 stock option plan whereby the Company may grant options to its directors, consultants, and employees for up to 5,000,000 shares of common stock. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest over a three-year period, unless otherwise specified by the Board of Directors. All options have a 10-year term.

For the year ended December 31, 2005, the Company has recognized $35,075 (2004 - $Nil) in stock-based compensation for stock options granted. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

December 31, 2005

Dividend yield	0.0%
Expected volatility	75.8%
Risk-free interest rate	4.06%
Expected average option term (years)	10.0

The weighted average fair value of options granted during 2005 was $0.07 per option. Compensation expense is being recognized over the vesting periods of the respective option grants.

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

5.	SHARE CAPITAL - continued

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price

Balance, August 8. 2003 (inception) to December 31, 2004	-	$ -
Options granted	1,200,000	$ 0.25
Options cancelled	(200,000)	$ 0.25

Balance, December 31, 2005	1,000,000	$ 0.25

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2005:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	WeightedAverage Exercise Price

$ 0.25	1,000,000	9.85	$ 0.25	425,000	$ 0.25

6.	INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	December 31
	2005	2004	2003

Tax loss carryforwards	$49,680	$ 33,038	$ 5,077
Undetected exploration expenditures	3,734	3,560	-
Share issue costs	7,138	-	-
Valuation allowance	(60,732)	(36,598)	(5,077)

Deferred tax asset (liability)	$-	$ -	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31

	2005	2004	2003

Benefit at Canadian statutory rates	$(36,662)	$ (31,521)	$ (5,077)
Non-deductible stock option compensation	12,528	-	-
Increase in valuation allowance	24,134	31,521	5,077

	$-	$ -	$ -

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

6.	INCOME TAXES - continued

The Company’s future tax assets include the tax effect relating to approximately $19,000 (2004 - $1,000) of future tax deductions for share issue costs. If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Loss and Deficit.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $140,000 expiring in 2010 and 2014. The Company also has cumulative deferred exploration expenses of $9,852 (2004 – $10,000) to offset future taxable income.

7.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There are no material differences between these principles and United States generally accepted accounting principles (“US GAAP”).

New Accounting Pronouncements – US GAAP

For US GAAP purposes, the Company follows the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 whereby stock options granted in the period are measured at their fair value using the Black-Scholes option pricing model. On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for the Company’s first annual reporting period beginning after December 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

Notes to the Financial Statements

8.	SUBSEQUENT EVENT

Subsequent to year end, 125,000 stock options were exercised at $0.25 per option for total proceeds to the Company of $31,250.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant
2.3(1)	Form of Class B Warrant
2.4(1)	Form of Class C Warrant
2.5(2)	Form of Class A Warrant, dated January 27, 2006
2.6(2)	Form of Class B Warrant, dated January 27, 2006
2.4(1)	Agreement between the Company and Ronald Blomkamp dated September 30, 2003
4.1(1)	Property Option Agreement with Randy Polischuk
4.2(1)	Agreement between the Company and Scott Praill dated September 30, 2003
4.3(3)	Amendment No. 1 to the Property Option Agreement
4.4(4)	Property Option Agreement with Fred Brost
4.5(2)	Conversion Agreement, dated January 27, 2006, between the Company and Fred Coombes
4.6(2)	Conversion Agreement, dated January 27, 2006, between the Company and Trevor Newton
4.7(2)	Conversion Agreement, dated January 27, 2006, between the Company and Igman Consulting Group
11.1(5)	Code of Ethics

12.1(5)	Certification of Principal Executive and Financial Officer
13.1(5) 14.1(5)	Section 1350 Certification Consent of Independent Registered Public Accounting Firm

(1) Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-120722, submitted to the SEC on November 22, 2004.

(2) Previously filed with the Company’s Form 6-K, submitted to the SEC on January 31, 2006

(3) Previously filed with the Company’s amendment to the registration statement on Form F-1, Registration No. 333-120722, submitted to the SEC on January 25, 2005.

(4)Previously filed with the Company’s Form 6-K, submitted to the SEC on March 28, 2006.

(5) Filed herewith.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Goldrush Corp. SEC File No. 333-120722 Registrant

Dated: May 23, 2006	Signed: /s/ Andrew Gourlay
Andrew Gourlay
President and CEO
Dated: May 23, 2006	Signed: /s/ Scott Praill
Scott Praill
Director
Dated: May 23, 2006	Signed: /s/ Robert Cann
Robert Cann
Director
Dated: May 23, 2006	Signed: /s/ Richard Kehmeier
Richard Kehmeier
Director