Form 20-F
period 2006-12-31
AMERICAN GOLDRUSH CORP
filed 2007-06-12
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________December 31, 2006________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 000-51337

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 41,613,920 shares outstanding as of December 31, 2006.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

Index to Exhibits on Page 65

AMERICAN GOLDRUSH CORP.

FORM 20-F ANNUAL REPORT 2006

TABLE OF CONTENTS

Mining Glossary		i

Introduction		ii
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	11
Item 4A.	Unresolved Staff Comments	25
Item 5.	Operating and Financial Review and Prospects	25
Item 6.	Directors, Senior Management and Employees	31
Item 7.	Major Shareholders and Related Party Transactions	37
Item 8.	Financial Information	38
Item 9.	The Offer and Listing	39
Item 10.	Additional Information	39
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 12.	Description of Other Securities Other Than Equity Securities

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	44
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	44
Item 15.	Controls and Procedures	44
Item 16.	Reserved
Part III

Item 17.	Financial Statements	45
Item 18.	Financial Statements	45
Item 19.	Exhibits	65

Financial Statements		46

Signature Page		67

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit:

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

i

INTRODUCTION

We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. We are an exploration stage company engaged principally in the acquisition, exploration, and if warranted and feasible, development of natural resource properties in North America.

In this Annual Report, the “Company”, “American Goldrush Corp.”, "we", "our", and "us", refer to American Goldrush Corp. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 708 – 1155 West Pender Street, Vancouver, British Columbia, V6E 2P4.

BUSINESS OF AMERICAN GOLDRUSH CORP.

American Goldrush Corp. is principally a company engaged in the acquisition and exploration of mineral properties. The Company has entered into three property option agreements relating to two properties in Arizona and one property in British Columbia, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for the fiscal years ended December, 31 2006, 2005, 2004 and for the fiscal period from August 8, 2003 (inception) to December, 31 2003 was derived from the financial statements of the Company that have been audited by BDO Dunwoody LLP independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 1

Selected Financial Data

(CDN$)

	Year	Year	Year	August 8, 2003 (inception) to December 31, 2003
	Ended 12/31/06	Ended 12/31/05	Ended 12/31/04

Revenue	$Nil	$Nil	$Nil	$Nil
(Loss) for the Year	($1,946,089)	($102,926)	($88,541)	($14,261)
Basic and diluted (Loss) Per Share	($0.05)	($0.00)	($0.00)	($0.00)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	40,997,133	39,557,350	39,552,951	23,096,552
Period-end Shares	41,613,920	39,557,350	39,557,350	39,500,000

Working Capital	$355,721	($69,918)	($2,067)	$80,739
Long-Term Debt	$Nil	$Nil	$Nil	$Nil
Share Capital	$684,442	$100,735	$100,735	$95,000
Shareholders’ Equity (Capital Deficit)	$359,088	($69,918)	($2,067)	$80,739
Total Assets	$418,249	$23,748	$29,249	$93,455

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal periods ended December 31, 2006, 2005, and 2004, the average rates for the period and the range of high and low rates for the period. The data for May 2007 and for each month during the most recent six months is also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2007	1.09	1.07	1.11	1.07
April 2007	1.14	1.11	1.16	1.11
March 2007	1.17	1.15	1.18	1.15
February 2007	1.17	1.16	1.19	1.17
January 2007	1.18	1.16	1.18	1.18
December 2006	1.15	1.14	1.17	1.17

Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
Fiscal Year Ended December 31, 2004	1.30	1.18	1.40	1.20
August 8, 2003 to December 31, 2003	1.34	1.29	1.41	1.29

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

RISKS RELATING TO OUR COMPANY

1.

As only three of our directors, Messrs. Gourlay, Kehmeier and Cann, have technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified consultants. If we cannot locate qualified consultants, we may have to suspend or cease operations which will result in the loss of your investment.

Only three of our directors, Messrs. Gourlay, Kehmeier and Cann have experience with exploring for, starting, and operating a mine. Except for these three individuals, none of our executive officers have any technical training or experience in exploring for, starting, and operating a mine. As such, we will have to hire qualified consultants to perform surveying and exploration of our properties. The other executive officers and director have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

2.

Not all of our properties have been examined by a professional geologist or mining engineer and we have no known mineral reserves on any of our properties. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

The South Vulture and GQ properties have not been examined by a professional geologist or mining engineer. As such, we have no known mineral reserves on any of our properties. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from any of our properties, we cannot generate income and in such a situation, we will have to cease operations which will result in the loss of your investment.

3.	Weather interruptions in the Province of British Columbia may delay our proposed exploration operations. Such delay will extend the time when we may be able to generate revenues.

Our proposed exploration work on the GQ Property can only be performed approximately five to six months out of the year. This is because rain and snow cause travel to our claims to be difficult during six to seven months of the year. During the winter, we are unable to conduct exploration operations on the GQ Property. This could delay exploration and subsequent removal of any mineralized material, should any be discovered. As a result of the delay in removing mineralized material, no revenue will be generated by us, which will result in the loss of your investment. Access to our properties in Arizona is not affected by weather.

4.

Since Messrs. Gourlay, Kehmeier, Praill and Cann, directors of the Company, have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic. This may result in periodic interruptions or suspensions of exploration which may result in the loss of your investment.

Since our directors and executive officers have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Gourlay, Kehmeier, Praill and Cann. As a result, exploration of our properties may be periodically interrupted or suspended.

5.	Our auditors’ opinion on our December 31, 2006 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $2,151,817 for the period from August 8, 2003 (inception) to December 31, 2006. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2006. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

We will require additional funds to meet our obligations under our existing property option agreements and to acquire development interests in properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately CDN $522,600 to fund our continued operations for the next twelve months. Even with the CDN $550,000 in proceeds received from the issuance of units of the Company in June 2006 and the receipt of CDN $56,250 from the exercise of stock options during 2006, the Company does not have sufficient resources to fund operations for at least the next twelve months. Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7.

If we do not continue to make payments under our Property Option Agreements for our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have secured, under the three separate Property Option Agreements with three separate individuals, the right to acquire a 100% interest in the three properties. Pursuant to the Option Agreements, we may continue to exercise the options only by making a series of annual cash payments and incurring net expenditures on the respective properties. See the Property option agreements” description located in the section entitled “Section 4.D - Property Plant, and Equipment” of this 20-F for a more detailed description of the Option Agreements. If we do not make the required payments or incur the required expenditures in accordance with the Option Agreements we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest. Each of our property option agreements are separate from each other and the termination of one agreement will not impact our rights under any of the other agreements.

8.

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

9.

Damage to the environment could also result from our operations. If our business is involved in one or more of these hazards, we may be subject to claims of a significant size which could force us to cease our operations.

Mineral resource exploration, production and related operations are subject to extensive rules and regulations of federal, provincial, state and local agencies. Failure to comply with these rules and regulations can result in substantial penalties. Our cost of doing business may be affected by the regulatory burden on the mineral industry since the rules and regulations frequently are amended or interpreted. We cannot predict the future cost or impact of complying with these laws.

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

Our operations and properties are subject to extensive federal, state, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. These laws and regulations may do any of the following: (i) require the acquisition of a permit or other authorization before exploration commences, (ii) restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration activities, (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas, (iv) require remedial measures to mitigate pollution from former operations and (v) impose substantial liabilities for pollution resulting from our proposed operations.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages. The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the GQ Property. Access to our properties in Arizona is not affected by weather. Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program. Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could over exceed policy limits or be excluded from coverage. We do not currently carry insurance to protect against these risks and we may not obtain such insurance in the future. There are also risks against which we cannot, or may not elect to insure. The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, thereby hurting our financial position, future earnings, and/or competitive positions. We may not have enough capital to continue operations and you will lose your investment.

10.	Because of the speculative nature of exploration and development, there is a substantial risk that our business will fail.

The search for valuable natural resources on our properties is extremely risky as the exploration for natural resources is a speculative venture involving substantial risk. Few properties that are explored are ultimately developed into producing mines. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds we spent on exploration will probably be lost. In such a case, we would be unable to complete our business plan.

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

11.	We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in developing mineral reserves.

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

12.	If we lose the services of any of our management team we may not be able to continue to operate our business and may be required to cease operations.

We are presently dependent to a great extent upon the experience, abilities and continued services of Andrew Gourlay, our Director, Chairman, President, Chief Executive Officer and Operating Officer. Mr. Gourlay, who currently spends approximately 1 day per week working on the Company’s business, has an extensive background in the natural resource exploration industry and the loss of his services would negatively impact our operations. If we lost the services of this individual we would be forced to find other qualified management to assist us in location and exploration of a property. This would be costly to us in terms of both time and expenses. We do not maintain an employment agreement with Mr. Gourlay nor do we have key-man life insurance on him. Therefore, if we were unable to replace the services and experience of Mr. Gourlay, we may be forced to discontinue our operations.

13.	The prices of metals are highly volatile and a decrease in metals prices could result in us incurring losses.

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

14.

Our principal stockholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote 72.2% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

15.	We are an exploration stage company and the probability that commercially viable deposits or "reserves" exists in the property is extremely remote.

We are an exploration stage company with no known commercially viable deposits, or "reserves" on our properties. Therefore, determination of the existence of a reserve will depend on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If we fail to find a commercially viable deposit on any of our properties our financial condition and results of operations will suffer. If we cannot generate income from the properties we will have to cease operation which will result in the loss of your investment.

16.	We may not have the funds to purchase all of the supplies, manpower and materials we need to begin exploration which could cause us to delay or suspend operations.

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

17.	Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development. We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties. Our current properties are in the exploration stage only and are without known reserves of natural resources. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

18.	It is possible that there may be native or aboriginal claims to our property, which could result in us incurring additional expenses to explore our properties.

Although we believe that we have the right to explore our properties, we cannot substantiate that there are no native or aboriginal claims to the properties. Native groups have made extensive land claims to large areas of land within British Columbia and various parts of the United States. The status of such claims is uncertain, and has not been resolved despite lengthy and expensive court proceedings. If a native or aboriginal claim is made to any of our properties, it would negatively affect our ability to explore this property as we would have to incur significant legal fees protecting our right to explore the property. We may also have to pay third parties to settle such claims. If it is determined that there is a legitimate claim to any of our properties then we may be forced to return this property without adequate consideration. Even if there is no legal basis for such claim, the costs involved in resolving such matter may force us to delay or curtail our exploration completely. When we make the application to commence our exploration activities, representatives of Native groups will have the right to participate in, or may be consulted in, review by regulatory authorities of our proposed mining operations. If this occurs, we may have to incur additional resources and it may take longer to obtain the required permits.

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

2. Our common shares are subject to the "Penny Stock" Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
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

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our Common shares and cause a decline in the market value of our stock.

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

As of June 8, 2007, we had 41,613,920 common shares issued and outstanding, warrants outstanding to purchase an aggregate of 32,163,140 common shares and stock options outstanding to purchase an aggregate of 650,000 common shares. We have registered 9,557,350 common shares and 28,500,000 common shares underlying warrants, for a total of 38,057,350 common shares. All of these shares and those shares underlying the warrants have been registered and may be sold without restriction. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005. No stock options were granted in 2006. Such common shares underlying stock options are freely tradable upon exercise of such options.

4. There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

We have applied for admission for quotation of our securities on the OTC Bulletin Board. However, there is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. If for any reason our common shares are not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so. No market makers have committed to becoming market makers for our common shares and none may do so.

5. State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the Company’s common shares.

Secondary trading in the Company’s common stock will not be possible in any state until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common shares in any particular state, the common shares could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common shares, the liquidity for the common shares could be significantly impacted thus causing you to realize a loss on your investment.

6. We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian generally accepted accounting principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States consolidated financial statements prepared in accordance with Canadian GAAP together with a reconciliation to US GAAP. In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

Our Company and three of our directors are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, three of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND CORPORATE DEVELOPMENT OF THE COMPANY

We were formed as a corporation under the Federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. We are a natural resource exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing natural resource properties.

We are a mineral exploration company in the exploration stage, and cannot give assurance that commercially viable minerals exist on the property. Extensive geological analysis of our properties will be required before we can make an evaluation as to the economic feasibility of developing or finding valuable resources on these grounds. We have not, as yet, identified any mineral resources on our properties.

On February 18, 2004, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in the Taylor Claims located in the Lillooet Mining Division in the Province of British Columbia. The Property Option Agreement was amended on November 29, 2004. The Company may have exercised the option by making cash payments totalling $70,000 and incurring net expenditures on the property of at least $525,000. The Company paid the initial $5,000 deposit as required under the initial Property Option Agreement. The Company also paid an additional $5,000 upon the signing of the amendment. On November 23, 2005, the Company terminated the Property Option Agreement.

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totalling CDN $29,100 (USD $25,000) and incurring net expenditures on the property of at least CDN $139,800 (USD $120,000) by March 24, 2010. The Company paid the initial CDN $5,850 (USD $5,000) deposit as required under the initial Property Option Agreement.

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property. We may exercise our option by making cash payments totaling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.

On July 14, 2006 we entered into a property option agreement with James Sorrell to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property. We made an initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and we may exercise our option by making further cash payments totaling CDN $961,400 (USD $825,000) by May 31, 2012 and incurring net expenditures of CDN $786,600 (USD $675,000) by May 31, 2009. Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost under which it is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $36,100 (USD $31,000).

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

For the period from August 8, 2003 (inception) to December 31, 2006, we did not generate any revenue.

Our principal offices are located at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4; our telephone number is (778) 786-1540. We do not yet maintain an Internet address.

4.B. BUSINESS OVERVIEW

We are an exploration stage company incorporated under the Canada Business Corporations Act in British Columbia, Canada on August 8, 2003 under the name “American Goldrush Corporation.” Our registered office is located at 1000 - 840 Howe Street, Vancouver, British Columbia, V6C 2T8, and our head office and principal place of business located at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4. Our telephone number is (778) 786-1540.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties are in remote locations and subject to significant temperature variations and changes in working conditions. It is not possible to actively explore the Company’s property in British Columbia throughout the year because seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

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

4.C. ORGANIZATIONAL STRUCTURE

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

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below:

SOUTH VULTURE PROPERTY

Acquisition of Interest

On March 24, 2006, the Company executed a Property Option Agreement (the “Agreement”) with Fred Brost (“Optionor”) granting the Company the right to a mineral exploration permit covering mining interests in Arizona currently issued to the Optionor. The property, known as the South Vulture Property (the “SV Property”), consists of an exploration permit covering approximately 560 acres in Maricopa County, Arizona, approximately 16 miles southwest of Wickenburg, Arizona.

Simultaneous with the execution and delivery of the Property Option Agreement, the Company paid the Optionor CDN $5,850 (USD $5,000). The Company may exercise the option by making cash payments totaling CDN $23,250 (USD $20,000) by March 24, 2010 and incurring net expenditures on the Property of at least CDN $139,800 (USD $120,000) by March 24, 2010. In order to earn a 100% interest in the exploration permit covering the South Vulture Property, the Company must pay Mr. Brost and incur expenditures relating to mining operations in accordance with the following schedule:

Date	Property Payments	Exploration Expenditures

March 24, 2007	USD $5,000	USD $10,000
March 24, 2008	USD $5,000	USD $20,000
March 24, 2009	USD $5,000	USD $40,000
March 24, 2010	USD $5,000	USD $50,000

Total	USD $20,000	USD $120,000

The Company must use Mr. Brost for his mineral exploration expertise on the SV Property and Mr. Brost shall invoice the Company for work performed at commercially competitive rates. All work performed on the SV Property will be under the direction and at the discretion of the Company. Furthermore, both the Company and Mr. Brost have the right to assign, sell, mortgage or pledge their rights in the Property Option Agreement or on the SV Property. If the Company assigns or sells the SV Property, Mr. Brost will be entitled to receive a payment equaling 5% of the fair market value of the SV Property at the time of any such sale or assignment. In addition, any mineral interests staked, located, granted or acquired by either party which is located within 2 miles of the SV Property boundary will be included in the option granted to the Company.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. The Company also has the right to terminate the Agreement by giving notice to Mr. Brost.

We will lose our option if we fail to make any payment according to schedule or if we fail to incur the requisite expenditures prior to March 24 of any given year. Any amounts paid to Mr. Brost are non-refundable. If within 30 days of receipt of a written notice from Fred Brost that a payment was not made in a timely manner, we do not cure the default or give Mr. Brost notice that we deny that such default has occurred, the option will terminate. If we give notice and deny that a default has occurred, the option will not terminate until an Arizona court determines that we are in default. In addition, we have the right to terminate the Property Option Agreement at any time by giving notice of our election to terminate.

Location

113°22.000' W
113°12.000' W
113°02.000' W
112°52.000' W
112°42.000' W
112°32.000' W
WGS84 112°14.000' W
34°07.000' N
33°59.000' N
33°51.000' N
33°43.000' N
33°35.000' N
33°27.000' N
South Vulture Project
Congress
Stanton
Octave
Merritt Pass
PARALLEL
NORTH
Flores
Constellation
AGUILA VALLEY
Forepaugh
Aguila
Wickenburg
Vulture Pk
VULTURE MOUNTAINS
Black Butte
Morristown
Gladden
HASSAYAMPA PLAIN
Wittmann
WEST
2D GUIDE MER
PARALLEL
NORTH
LUKE AF AUX FIELD NO. 1
Beardsley
Surprise
El Mirage
Sun C
Waddel
Youngtown
LUKE AFB
Big Horn Peak
BIG HORN MOUNTAINS
Belmont Mts
Sugarloaf Mtn
HARQUAHALA
Burnt Mtn
TONOPAH DESERT
Tonopah
MERIDIAN
Centennial
PLAIN
Saddle Mtn
Palo Verde Hills
Wintersburg
McMicken
Litchfield Park
BUCKEYE NAT GUARD TARGET RANGE
Goodyear
Avondale
Cashion
Perryville
Tolleson
MARICOPA
Minnehaha
Horsethief Basin
Wickenburg Mts
Buckhorn Mts
Castle Hot Sprs
Sheep Mtn
Columbia
Gold Hill
Lehman Mtn
LAKE PLEASANT REG PARK
Banker Peak
STANDARD
Smith Pk
ATCHISON TOPEKA AND SANTA FE
HIEROGLYPHIC MTS
WHITE TANK MTN
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

The Property is on land managed by the Bureau of Land Management (BLM) with mineral rights belonging to the State of Arizona. The current state Mineral Exploration Permit can be converted to a state Mineral Lease if a mineral deposit is discovered. The Mineral Exploration Permit and can be renewed for up to a total of five years. Mineral Leases are granted for 20 years.

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

During 2006 the Company completed a magnetic survey of the SV Property in order to help define the intrusive boundaries of the property. The survey covered a rectangular area of about 1.45 km (0.9 miles) by 0.75 km (0.47 miles) and consisted of 30 lines, approximately 0.75 km (0.47 miles) long and spaced 50 meters (164 feet) apart. An interpretation of the data did not reveal any specific targets but three areas were identified as being of interest for future evaluation.

Planned Work by the Company for 2007

The Company plans to proceed with a budget of CDN $23,250 (USD $20,000) (excluding property option payments) to be spent by March 2008 which will satisfy the conditions of the second year of the South Vulture Property Option Agreement. The exploration program for 2007 will include a Mobil Metal Ion (MMI) survey that will cover a proposed area of 2,000 feet by 1,800 feet with approximately 180 samples to be collected. The focus of the survey will be the Southwest corner of the SV Property and the goal of the program will be to define targets for drilling in 2008.

GQ PROPERTY

Acquisition of Interest

On June 1, 2006, the Company executed a Property Option Agreement with Warner Gruenwald granting the Company the right to a 100% interest in a mineral exploration property located in British Columbia, Canada. The property, known as the GQ Property, consists of four claims and covers approximately 1,300 acres in the Kamloops Mining District of British Columbia.

The Company may exercise the option by making cash payments totaling CDN $100,000 and incurring net expenditures on the property of at least CDN $110,000 by June 1, 2010. Minimum payments due under the Property Option Agreement are summarized as follows:

	Property	Exploration
Date	Payments	Expenditures

June 1, 2007	CDN $10,000	CDN $10,000
June 1, 2008	CDN $20,000	CDN $20,000
June 1, 2009	CDN $30,000	CDN $30,000
June 1, 2010	CDN $40,000	CDN $50,000

Total	CDN $100,000	CDN $110,000

The Company must use the Mr. Gruenwald for his mineral exploration expertise on the GQ Property and he shall invoice the Company for work performed at commercially competitive rates. All work performed on the GQ Property will be under the direction and at the discretion of the Company. Furthermore, both the Company and Mr. Gruenwald have the right to assign, sell, mortgage or pledge their rights in the Property Option Agreement or on the GQ Property. In addition, any mineral interests staked, located, granted or acquired by either party that are located within two miles of the GQ Property boundary will be included in the option granted to the Company.

The GQ Property is subject to a 2% net smelter return (“NSR”) royalty. Should the Company obtain title to the GQ Property, the Company will have the one-time right exercisable for 90 days following completion of a bankable feasibility study to buy up to 50% of Mr. Gruenwald’s NSR interest, an amount equal to 1% NSR, for CDN $500,000.

We will lose our option if we fail to make any payment according to schedule or if we fail to incur the requisite expenditures prior to June 1 of any given year. Any amounts paid to Mr. Gruenwald are non-refundable. If within 30 days of receipt of a written notice from Warner Gruenwald that a payment was not made in a timely manner, we do not cure the default or give Mr. Gruenwald notice that we deny that such default has occurred, the option will terminate. If we give notice and deny that a default has occurred, the option will not terminate until and unless a single arbitrator in arbitration under the rules of The Arbitration Act of British Columbia determines that we are in default. In addition, we have the right to terminate the Property Option Agreement at any time by giving notice of our election to terminate.

Location

Map created Fri May 05 10:11:45 PDT 2006

533373
533372
521731
533374
82M.016
82M.017
82M.006
82M.007
Anstey Hunakwa Park
0
1.4km
Map Center: 118° 48' 3" W, 51° 7' 43" N

Legend

- Indian Reserves
- National Parks
- Parks
- Mineral Tenures
- Reserves (Sites)
- Placer Claim Designation
- Placer Lease Designation
- No Staking Reserve
- Conditional Reserve
- Release Required Reserve
- Surface Restriction
- Recreation Area
- Others
- BCGS Grid
- Contours (1:250K)
- Contour - Index
- Contour - Intermediate
- Areaof Exclusion
- Areaof Indefinite Contours
- Major Cities

Scale: 1:75,000

DO NOT USE FOR NAVIGATION

The GQ Property is located 45 kilometers west-northwest of the community of Revelstoke in southern British Columbia. Access is via the Trans Canada highway between Sicamous and Revelstoke and the Gorge Creek logging road near Malakwa. The gravel logging roads accessing the GQ Property are regularly maintained.

Claim Status

Originally, the GQ Property encompassed 1,298 hectares (13 km2) and was covered by the Province of British Columbia Mining Division tenure numbers 521731, 533372, 533373, and 533374 as legally registered to Warner Gruenwald. During 2006, the Company added two additional claims contiguous to the north of the GQ Property (claims 553670 and 553669) which added 709 hectares (7.09 km2). The new claims form part of the GQ Property Option Agreement. The mining claims give the holder the right to surface rights necessary for the prospecting and exploration for minerals.

Property Geology

The GQ Property is situated in the rugged terrain of the Antsey Range along the west flank of the Monashee Mountains. The Monashee Mountain Range is characterized by temperate climate and moderately high precipitation. Winter snow packs of 3 to 5 meters are not uncommon at higher elevations. The GQ Property and surrounding area is located within the metamorphic, plutonic, and sedimentary rocks of the Omineca Belt. The area is underlain by a thick succession of metamorphic rocks of the Shuswap and Monashee Complexes. The Antsey granitic pluton and related dykes, sills, and pegmatitic bodies intrude the metamorphic rocks. Several northwesterly trending linears (faults) are interpreted to transect the GQ Property. Local scale faults and shears usually dip steeply to the west. Mineralization occurs as semiconformable lenses comprised of quartz, pyroxene, scapolite and fine-grained sulphides. Calc-silicate proximal to granitic intrusive rocks host the majority of mineralization. These host rocks strike northerly and generally dip from 50 to 60 degrees west. The showings often display an unusual ‘granular texture’ with infillings of pyrrhotite, pyrite, minor chalcopyrite, and scheelite. Sulphide content ranges from 5 to 30%. The showings appear to occur along specific stratigraphic horizons (i.e cal-silicate) that are likely to be laterally extensive.

Previous Work

Prior to 1999, there was no evidence of mineral occurrences or records of work documented on the GQ Property. Between September 1999 and September 2000 a work program consisting of stream sampling, prospecting, and soil and rock sampling was undertaken. A total of 53 stream silt, 46 panned concentrate, and 3 moss mat samples were collected from the GQ Property. In addition, a total of 46 rock and 30 soil samples were collected and submitted to ALS-Chemex Labs for analysis. The exploration program resulted in the discovery of new mineral showings and anomalous drainages. Anomalous amounts of gold, bismuth, copper, tellurium and tungsten were found to be present on the GQ Property. Although very limited in scope, the exploration program demonstrated the potential for intrusion related gold deposits.

In 2006, the Company completed another soil and rock sampling program. A total of 24 rock and 108 soil samples were collected and sent to Acme Analytical Labs for analysis. The rock and soil samples were analyzed for 36 elements using Coupled Plasma – Mass Spectrometer (ICP-MS). The ICP-MS technique is capable of ultra low detection limits in the parts per billion or parts per trillion range. The exploration program resulted in the discovery of five new mineral showings and abundant mineralized float were discovered. As with prior sampling programs anomalous amounts of gold, bismuth, copper, tellurium and tungsten were found to be present on the GQ Property. Evidence indicates the presence of at least four distinct and separate mineralized calc-silicate “horizons” within a thick sequence of metamorphic rocks. The potential lateral and down dip extent of these horizons along with the hydrothermal and possible mineralizing effects of the nearby Antsey Pluton offer significant exploration potential.

Planned Work by the Company for 2007

The Company has approved a budget of $25,000 (excluding property option payments) for the 2007 exploration program. The program will include fill-in soil sampling along the GQ property logging roads where mineralized material was discovered. A major part of the program will involve closely spaced soil sampling (20-25 m) along 50 to 100 metres spaced east-west grid lines over areas of the best known and inferred mineralized horizons. Rock sampling of outcrop and float will be conducted along grid lines and roads. If possible a very detailed magnetometer survey (10 meter stations) will be conducted over the grid in an effort to detect and trace the pyrrhotite-bearing mineralized horizons. In addition, prospecting of the recently constructed logging roads in the newly acquired claims to trace the possible northerly projection of the GQ mineralized horizons will be undertaken. Suspected mineralized float and bedrock will be sampled and located by GPS.

MARGARITA PROPERTY

Acquisition of Interest

On July 14, 2006 the Company executed a Property Option Agreement with James Sorrell granting the Company the right to acquire a 100% undivided interest in a mineral exploration property covering mining interests in Arizona currently issued to Mr. Sorrell. The property, known as the Margarita Property, originally consisted of 39 unpatented claims covering approximately 640 acres in the Oro Blanco Mining District of Santa Cruz County, Arizona.

Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost. The Company has agreed to pay a fee equal to 10% of the Property Option Payments made to James Sorrell during the first three years of the Margarita Property Option Agreement. It is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $36,100 (USD $31,000). If the Company terminates the Margarita Property Option Agreement, the Company will not owe any further payments under the Finder’s Fee Agreement. If it has not been terminated earlier, the Finder’s Fee Agreement will terminate automatically on July 14, 2009.

Simultaneous with the execution and delivery of the Margarita Property Option Agreement, the Company paid James Sorrell CDN $39,300 (USD $35,000) and Mr. Brost CDN $3,930 (USD $3,500). The Company may exercise the option by making cash payments totaling CDN $961,400 (USD $825,000) by May 31, 2012 and incurring net expenditures on the Property of at least CDN $786,600 (USD $675,000) by May 31, 2009. Minimum payments and expenditures due under the Agreement are summarized as follows:

	Property	Exploration
Date	Payments	Expenditures

By May 31, 2007 *	USD $50,000	USD $75,000
By May 31, 2008 *	USD $100,000	USD $300,000
By May 31, 2009 *	USD $125,000	USD $300,000
By May 31, 2010	USD $150,000	-
By May 31, 2011	USD $200,000	-
By May 31, 2012	USD $200,000	-

Total	USD $825,000	USD $675,000

* In addition to payments due under the Margarita Property Option Agreement, finder’s fee payments of USD $5,000, USD $10,000, and USD $12,500 are due on May 31, 2007, 2008, and 2009 respectively if the Company makes the respective option payment.

Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments made and all our rights to the Margarita Property. If all said payments are made, then we will acquire all mining interests in the Property subject to a 2% Net Smelter Royalty (“NSR”) retained by the Optionor. Within 90 days of completion of a bankable feasibility study, the Company may purchase the NSR from the Optionor for USD $500,000 for each 1% of the NSR purchased (USD $1,000,000 for the Optionor’s entire 2% NSR). If the Company fails to make any payment when due, the Margarita Property Option Agreement gives the Company a 60-day grace period to pay the amount of the deficiency.

Furthermore, both the Company and Mr. Sorrell have the right to assign, sell, mortgage or pledge their rights in the Margarita Property Option Agreement or on the Margarita Property. In addition, any mineral interests staked, located, granted or acquired by either party which are located within 5 miles of the Margarita Property boundary will be included in the option granted to the Company.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. The Company also has the right to terminate the Agreement by giving notice to the Optionor.

Location

111° 15' 50.0"W
31° 26' 50.0"N
ORO
1-39
CLAIM
BLOCK
Santa Cruz County, AZ
T23S, R11E
1"=200'
11° E
Austerlitz Mine
Road Tank
BM 4280
Dart Tank
Brick Mine
Corral
Ruby
USMM 3
Ruins
Montana Mine
Tailings
Dam
Spring
Well
Prospect
TRAIL
Spring
Blue Wing Mine
Jackrabbit Valley
Margarita Tank
Old Glory Spring
Graves
Cem
Dam
Foster Spring
Old Glory
(Ruins)
Old Glory Canyon
Gulch
Ruby Lakes
Warsaw Tank
El Oro Cem
Warsaw Spring
Warsaw Canyon
Warsaw Mine
Sorrel Top Mtn
Old Glory Canyon
Ruins
Oro Blanco Mine
Apache Dams
Cramer Mine
4WD
Peak
31
36
6
5
1
12
7
8
18
17

Copyright (C) 1999, Maptech, Inc.

The original Margarita Property consisted of 39 unpatented claims covering approximately 640 acres in the Oro Blanco Mining District of Santa Cruz County, Arizona. In the first quarter of 2007, the Company staked an additional 30 claims covering 540 acres that became part of the ground covered by the Margarita Property Option Agreement. The claims are within the Coronado National Forest, and are approximately 10 miles north of the Mexican border. The Margarita Property is best reached by traveling south from Tucson on I-19 to the Arivaca Road and following the paved road to Arivaca, thence about 11 miles over the gravel-surfaced Ruby Road to the project area.

Claim Status

The Margarita Property consists of 69 unpatented claims covering approximately 1,180 acres in the Oro Blanco Mining District of Santa Cruz County, Arizona. The claims are within the Coronado National Forest, and are approximately 10 miles north of the Mexican border.

Property Geology

The gold mineralization at the Margarita Property and related diggings in the area occurs as disseminations within limonite stained tuffaceous rocks exhibiting intense silicification. There are five such zones within the claim group with Margarita being the largest. Other similar zones have been identified outside of the claim boundary. Where exposed at the surface, the silicified rocks occur as low hills or modest, irregular hills of limonite stained tuff. They appear as tabular or manto like zones within tuffaceous beds in the subsurface. Prior drilling results show that the silicification and associated gold mineralization has lateral continuity but does not occupy the entire tuff bed, and no significant mineralization was reported from the quartz monzonite although the monzonite is believed by some to be the source of the mineralization. In the subsurface, the tuff occur as bands up to 50 feet or so in thickness alternating with parallel units of quartz monzonite. Extensive shallow drilling has shown that, in addition to the surface occurrences, there are as many as three mantos within a few hundred feet of the surface which are similar in character and mineralization to those at the surface.

The Margarita Property is centrally located within a broad area of numerous old mines and prospects dating back to early Spanish colonial times where gold, silver, lead and copper were mined from Mesozoic and early Tertiary igneous rock units. Previous work on the property appears to demonstrate the presence of a zone at the Margarita Property of over 4,000 feet by 1,500 feet encompassing half a million tons of altered and mineralized tuff in a flat lying zone exhibiting gold mineralization. The mineralization averages between 0.05 and 0.06 troy ounces of gold per ton associated with intense silicification and clay pyrite alteration.

The accepted view of the intrusive relationship of the quartz monzonite with the parallel zones of tuff and the monzonite’s relationship to the mineralizing event could be subject to alternative interpretations leading to broader potentials for bulk tonnage mineralization.

Previous Work

The Margarita Property is centrally located within a broad area of numerous old mines and prospects dating back to early Spanish colonial times where gold, silver, lead and copper were mined from Mesozoic and early Tertiary igneous rock units. Previous work on the property appears to demonstrate the presence of a zone at the Margarita Property of over 4,000 feet by 1,500 feet encompassing half a million tons of altered and mineralized tuff in a flat lying zone exhibiting gold mineralization. The mineralization averages between 0.05 and 0.06 troy ounces of gold per ton associated with intense silicification and clay pyrite alteration.

The previous work undertaken by the various explorers of the Margarita Property had not previously been collected in one location. During 2006, the Company expended most of its exploration activity collecting property data from various sources, preparing maps, and visiting the property to match the data with physical observation. Based on a review of all of the data available to the Company, several possible drill targets were identified including targets that were not located on the existing boundary of the Margarita Property. As a result, the Company has staked an additional 30 claims.

Planned Work by the Company for 2007

The Company has not formally approved a work plan for 2007 but it is expecting to proceed with a $291,000 (USD $250,000) (excluding property option payments) exploration budget. The exploration budget for 2007 will include a 6 to 8 hole reverse circulation drill program.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2006 and 2005 and for the fiscal years ended December 31, 2005 and 2004 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited consolidated statement of operations data for American Goldrush Corp. for the fiscal years indicated:

Table No. 3

	American Goldrush Corp.
	Periods Ended December 31
	2006	2005	2004	2003
Revenue	$Nil	$Nil	$Nil	$Nil
Expenses	$1,945,540	$ 101,396	$ 88,541	$ 14,261

Loss from operations	($1,945,540)	($ 101,396)	(88,541)	(14,261)
Net loss	($1,946,089)	($102,926)	($88,541)	($14,261)
Net loss per share:
Basic and diluted	$0.05	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	40,997,133	39,557,350	39,552,951	23,096,552

Results of Operations of Fiscal 2006 vs. Fiscal 2005

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2006 or 2005. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2006 was $1,946,089 compared to $102,926 in 2005. The increase of in the loss of $1,843,163 in 2006 compared to 2005 is primarily related to shared-based compensation expense of $1,500,000 that was recognized in 2006 but not in 2005. The share-based compensation was recognized as a result of one of the Company’s founders resigning and gifting his shares to our other founder. The gifting of the shares was not undertaken at fair value and as a result the transaction has been recognized by the Company as a compensation expenses. Another factor leading to the increased loss was a significant increase in mineral property acquisition and exploration expenditures from $1,947 in 2005 to $163,474 in 2006. In 2006, the Company entered into three new property option agreements and completed two initial exploration programs on two of the new properties while in 2005, the only mineral property acquisition and exploration expenditures related to annual claim filing fees on the Company’s now abandoned Polischuk Property. Stock-based compensation increased to $144,478 in 2006 compared to $35,075 recognized in 2005. No options were granted in 2006 but the expense increased due to the amortization of the expense for options granted in 2005. The other item leading to the increased loss in 2006 compared to 2005 is a result of a $51,210 loss recognized by the Company as a result on the settlement of bridge loans in January 2006. The bridge loans were settled with units of the Company which included common shares and warrants. The aggregate fair value of the units exceeded the fair value of the loan at the time of settlement which has resulted in a loss for 2006.

Results of Operations of Fiscal 2005 vs. Fiscal 2004

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2005 or 2004. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

For the year ended December 31, 2005 we had a net loss of $102,926 consisting of: (a) $48,787 in professional fees related to the preparation of the Company’s registration statement and financial statements; (b) $1,947 in exploration expenses relating to claim filing fees for the Polischuk Property; (c) $12,351 in office expenses; (d) $2,640 in rent; (e) $1,737 in interest relating to the Company’s three bridge loans; (f) $596 in Directors’ fees; (g) $35,075 in stock-based compensation; and (h) a foreign exchange gain of $207.

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

5.B. Liquidity and capital resources

Liquidity

On October 30, 2003, we closed a private placement with six investors for the sale of 9,500,000 units, which generated gross proceeds to us of CDN $95,000. On January 28, 2004, we closed a private placement with thirty-eight Canadian investors for the sale of 57,350 Common shares, for total gross proceeds of CDN $5,735. Between March and August 2005 we received a total of $71,139 in proceeds from three separate bridge loans from three minority shareholders. On June 16, 2006 we completed a sale of units of the Company for total proceeds of CDN $550,000 and during 2006 we received CDN $56,250 from the exercise of 225,000 stock options. Such aggregate proceeds are not sufficient to enable us to continue our operations for the next twelve months.

We are a natural resource exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing natural resource properties. Our primary focus in the natural resource sector is gold.

We have members on our board of directors who have extensive experience in the natural resource industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed. Should we make a finding of minerals on any of our properties we would consider our alternatives to such finding, including the possibility of selling any findings to a major mining company. By selling its findings to another mining company, it would provide an immediate return to our shareholders without the long time frame and cost of putting a mine into operation ourselves, and it would also provide future capital for the company to continue operations.

During 2006 our operations were funded from the proceeds of CDN $550,000 from a private placement completed in June 2006 and from CDN $56,250 from the exercise of 225,000 stock options. Cash was saved due to the settlement of the bridge loans with units of the Company. On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of CDN$0.10 per Unit. Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012. As a result of such loan conversions, the Company has issued a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants representing a grand total of principal and accrued interest at January 27, 2006 of $73,157.

During 2006 we used $215,234 in operations compared to $77,569, an increase of $137,665. While our loss was significantly higher in 2006 ($1,946,089) compared to 2005 ($102,926) we had two non-cash items in 2006 that we did not incur in 2005. In 2006 we had $1,500,000 in share-based compensation relating to the gifting of shares between the founders of the Company upon the resignation of our President. We also recognized a $51,210 loss in relation to the settlement of the bridge loans. The other non-cash effect was that stock-based compensation increased to $144,478 in 2006 from $35,075 in 2005. Also, in 2006 we had a cash inflow from accounts payable and accrued liabilities of $38,371 compared to a cash outflow of $10,526 in 2005.

In 2006 we used $3,367 for investing relating to $3,367 for the payment of a reclamation deposit on our South Vulture Property. No investing activities took place in 2005. Financing activity of $606,250 in 2006 included $550,000 in proceeds received from a private placement and $56,250 from the exercise of stock options. Financing in 2005 related to $71,139 received from the proceeds from three bridge loans.

During 2005 our operations were funded through three bridge loans (the “Loans”) with minority shareholders for total proceeds of $71,139. All of the Loans bore interest at the Bank of Canada Prime Lending Rate (December 31, 2005 - 5%) plus 1%. The Loans were due one year from the date of the Loans but the Company could repay the Loans at any time prior to the due date without penalty. No security was provided for the Loans.

During 2005, we used $77,569 in operating activities compared to $72,241 in 2004, an increase of $5,328 over 2004. While our 2005 loss is approximately $14,500 higher than 2004, we incurred $35,075 in non-cash stock-based compensation expense in 2005, compared to no compensation expense in 2004. We also reduced our accounts payable by $10,526 at December 31, 2005 due to reduced activity at that date. There were no investing activities in either 2005 or 2004 while financing activities related to $71,139 from the proceeds of three bridge loans in 2005 and $5,735 from the issuance of stock in 2004.

We had cash and cash equivalents of $407,656 as of December 31, 2006. We anticipate that we will incur through the end of our next fiscal year:

•	$339,250 in connection with exploration expenditures and $75,250 for property option payments for the South Vulture, Margarita and GQ Properties;

•

$108,100 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2006 we had working capital of $355,721. On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans totaling an aggregate $73,157 into units of the Company at a conversion rate of $0.10 per Unit. On June 16, 2006 we completed a sale of units of the Company for total proceeds of CDN $550,000 and during 2006 we received CDN $56,250 from the exercise of 225,000 stock options.

We anticipate that our cash requirements to carry out planned exploration of our properties and to cover administrative costs will be approximately $522,600 through December 31, 2007. Based on these cash requirements and our current cash position we anticipate that we will require $150,000 to $175,000 of additional capital to maintain operations. If we are to expand and grow we will require additional capital for additional exploration. Management plans to raise additional cash as required through equity financing.

Current cash on hand is insufficient for our work for the next 12 months as proposed in our Plan of Operations. We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

Critical accounting estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the variables used in determining stock-based compensation and the loss on the settlement of the bridge loans. These estimates are based on management's best judgment. Factors that could affect these estimates include option term and expected volatility.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the bridge loans. These estimates have an effect on the stock-based compensation and the loss on bridge loan conversion expenses recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. In addition, the Company uses the Black-Scholes model to value the warrants issued as part of the bridge loan conversion at each reporting period. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our common stock does not yet trade in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options. In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested at December 31, 2006.

5.C. Research and development, patents and licenses etc.

--- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2006 and December 31, 2005 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations at December 31, 2006 as expressed in CDN dollars:

Contractual Obligations	Total	Payments Due By Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years

Property payments	$1,116,725(1)	$79,918	$350,065	$453,682	233,060
Property expenditures	$1,036,414(1)	$109,051	$819,098	$108,265	--

	$2,153,139	$188,969	$1,169,163	$561,947	233,060

(1) The Company’s property option agreements for the South Vulture and Margarita Properties are denominated in USD. For the South Vulture, cash payments totaling CDN $23,250 (USD $20,000) and net expenditures on the property of at least CDN $139,800 (USD $120,000) are due by March 24, 2010. For the Margarita, cash payments totalling CDN $961,400 (USD $825,000) are due by May 31, 2012 and net expenditures of CDN $786,600 (USD $675,000) are due by May 31, 2009. The Margarita is also subject to a Finder’s Fee Agreement under which a maximum total of CDN $36,100 (USD $31,000) could be payable up to July 14, 2009.

At December 31, 2006 the Company also had $59,161 in trade accounts payable. The balance is unsecured.

Recent Accounting Pronouncements Applicable to US

Recently issued United States accounting pronouncements have been outlined below.

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has determined the adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

SFAS No. 159

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence. The cumulative effect of applying the provisions of this

Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The implementation of FIN 48 is not expected to have a material impact on its financial statements.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company's fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 4

Directors and Senior Management

June 8, 2007

Name	Position	Age	Date of First Election Or Appointment

Andrew Gourlay (1)	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	52	November 28, 2005
Scott Praill(1)	Director	41	September 30, 2003
Robert Cann(1)	Director	52	October 14, 2004
Richard Kehmeier	Director	58	December 1, 2005

1. Member of the Audit Committee.

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

Andrew Gourlay has been a Director and our Chairman, President, Chief Executive and Operating Officer and Secretary since November 2005. He is also currently the President of Sinchao Metals Corp., a publicly traded Canadian corporation. He is a mineral and precious metals geologist who has been working as a professional geologist for nearly two decades. From 2003 to 2005, he worked as the Senior Exploration Geologist for Asia Gold Corp. From 1994 to 2003 and presently, he is a consulting geologist to a variety of mineral exploration companies. He has been involved in the search for precious metals in Mongolia, Southeast Asia, and South America. Mr. Gourlay graduated from the University of British Columbia with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and is a Fellow of the Geological Association of Canada.

Scott Praill has served on our Board of Directors since September 2003. Since 2004 Mr. Praill has been a self-employed financial consultant. From November 1999 to October 2003, he was the Director of Finance of Inflazyme Pharmaceuticals. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome (1999) and Westcoast Energy (1998), and was a Senior Accountant for Price Waterhouse (1993 – 1996), where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating public company operating results through financial statement and financial ratio analysis; and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill has earned the following designations: Chartered Accountant (BC, 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

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

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

With the exception of Richard Kehmeier, none of our officers or directors have received or earned any compensation or bonus for services rendered in the 2006 or 2005 fiscal years. Commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company. The monthly fees owing to Mr. Kehmeier shall continue as long as he continues to serve as a Director of the Company. During the fiscal year ended December 31, 2006, such monthly payments made to Mr. Kehmeier totaled $6,891 (USD $6,000).

We do not maintain key-man life insurance for any of our executive officers or directors.

Table No. 5

Outstanding Equity Awards as at December 31, 2006

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)
Andrew Gourlay(2)	200,000	$0.25	11/28/05	11/28/15	$0.10	66,667	133,333	$14,200
Scott Praill(3)	100,000	$0.25	11/01/05	11/01/15	$0.10	33,333	66,667	$7,100
Robert Cann(3)	100,000	$0.25	11/01/05	11/01/15	$0.10	33,333	66,667	$7,100
Richard Kehmeier	Nil	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2006 filed with this Form 20-F.

(2) Mr. Gourlay was granted 200,000 options on November 28, 2005. The options vest in equal installments of 33,333 every six months commencing May 28, 2006 and ending November 28, 2008.

(3) Mr. Praill and Mr. Cann were granted 100,000 options each on November 1, 2005. The options vest in equal installments of 16,667 every six months commencing May 1, 2006 and ending November 1, 2008.

No stock options were granted to officers or directors in 2006. No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exception of Richard Kehmeier, there are no Director Service contracts. Pursuant to an agreement dated December 2005, between the Company and Mr. Kehmeier, commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company. The monthly fees owing to Mr. Kehmeier shall continue as long as he continues to serve as a Director of the Company. Mr. Kehmeier’s service contract will terminate upon his ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

The Company’s Audit Committee consists of the following three directors, all of who are financially literate and knowledgeable about the Company’s affairs: Mr. Gourlay, Mr., Cann and Mr. Praill. Mr. Scott Praill is the audit committee’s financial expert member as a qualified accountant with 10 years experience in the mining industry.

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

6.E. Share Ownership

Table No. 6 lists, as of June 8, 2007 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 6

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(3)

Common	Scott Praill (1)	30,050,000	72.2%
Common	Andrew Gourlay (2)	100,000	*
Common	Richard Kehmeier	-	*
Common	Robert Cann (2)	50,000	*
	Total Directors / Senior Management	30,200,000	72.2%

* Represents less than 1%.

(1)

30,000,000 of the shares owned by Mr. Praill are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share. The balance of 50,000 shares relate to stock options that are currently exercisable or exercisable within 60 days.

(2)	These shares are represented by share purchase options that are currently exercisable or exercisable within 60 days.

(3)	Based on 41,613,920 shares outstanding as of June 8, 2007.

Stock Options.

The terms of options grantable by the Company are done at the discretion of the Option Committee of the Board of Directors, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on June 24, 2005.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has one Shareholder who owns more than 5% of the issued shares. As at June 8, 2007 Scott Praill has beneficial ownership of 30,050,000 shares, or 72.2% of the common shares.

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

7.A.2. Canadian Share Ownership.

As of June 8, 2007, the Company’s shareholders’ list showed 41,613,920 common shares outstanding and 53 shareholders. The Company’s shares have not yet traded on a public exchange and as such all shareholders of the Company are resident in Canada.

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

Amounts Owing to Senior Management/Directors

At December 31, 2006 and 2005 no amounts were owed to senior management or directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2006, 2005, and 2004.

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

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totaling CDN $29,100 (USD $25,000) and incurring net expenditures on the property of at least CDN $139,800 (USD $120,000) by March 24, 2010. The Company paid the initial CDN $5,850 (USD $5,000) deposit as required under the initial Property Option Agreement.

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property. We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.

On July 14, 2006 we entered into a property option agreement with James Sorrell to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property. We made an initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and we may exercise our option by making further cash payments totalling CDN $961,400 (USD $825,000) by May 31, 2012 and incurring net expenditures of CDN $786,600 (USD $675,000) by May 31, 2009. Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost. The Company has agreed to pay a fee equal to 10% of the Property Option Payments made to James Sorrell during the first three years of the Margarita Property Option Agreement. It is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $36,100 (USD $31,000). If the Company terminates the Margarita Property Option Agreement, the Company will not owe any further payments under the Finder’s Fee Agreement. If it has not been terminated earlier, the Finder’s Fee Agreement will terminate automatically on July 14, 2009.

ITEM 9. THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

We have applied to the NASD to have our common stock be quoted on the OTC Bulletin Board but have not yet received approval for our shares to trade on the OTC Bulletin Board. As a result there currently isn’t a market for our shares. If a market is not created for our securities on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it

(1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and

(2) securities admitted to quotation are offered by one or more Broker-dealers rather than the "specialist" common to stock exchanges.

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

2.	Property Agreement between the Company and Randy Polischuk dated February 18, 2004, as amended on November 29, 2004. On November 23, 2005, the Company terminated the Option Agreement.

3.	On March 22, 2005 the Company entered into a Bridge Loan with Igman Consulting Group in the principal amount of $15,000. The loan bore interest at the Bank of Canada Prime Rate + 1% and was unsecured.

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

7.

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments totalling CDN $29,100 (USD $25,000) and incurring net expenditures on the property of at least CDN $139,800 (USD $120,000) by March 24, 2010. The Company paid the initial CDN $5,850 (USD $5,000) deposit as required under the initial Property Option Agreement.

8.

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property. We may exercise our option by making cash payments totaling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.

9.

On July 14, 2006 we entered into a property option agreement with James Sorrell to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property. We made an initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and we may exercise our option by making further cash payments totaling CDN $961,400 (USD $825,000) by May 31, 2012 and incurring net expenditures of CDN $786,600 (USD $675,000) by May 31, 2009. Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost under which it is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $36,100 (USD $31,000).

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

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder, persons with whom the U.S. holder did not deal at arm's length, or the U.S holder, together with such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

A U.S. Holder who is subject to Canadian income tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

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

The Company's operating expenses and liabilities are primarily incurred in Canadian dollars.

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

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our principal executive officer and principal financial officer, Mr. Andrew Gourlay. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed on our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

During the most recently completed fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three directors, all of whom are financially literate and knowledgeable about the Company’s affairs. Mr. Scott Praill is the audit committee’s financial expert member as a qualified accountant with 10 years experience in the mining industry.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F. A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Dunwoody LLP in 2006 and 2005 were:

Fiscal Year ended December 31		Fiscal year		Fiscal year
Principal Accountant Fees and Services		2006		2005

Audit Fees		$32,740		$20,000
Audit related fees	$	Nil	$	Nil
Tax Fees	$	Nil	$	Nil
All other fees	$	Nil	$	Nil
Total		$32,740		$20,000

Audit related fees relate to services provided to review the Company’s annual financial statements and related disclosures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

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

December 31, 2006 and 2005

(Stated in Canadian Dollars)

American Goldrush Corporation

(An Exploration Stage Company)

Financial Statements

December 31, 2006 and 2005

Contents

Auditors’ Report

Comments by Auditors for US Readers on

Canada – US Reporting Differences

Financial Statements

Balance Sheets

Statements of Loss

Statements of Cash Flows

Statements of Changes in Stockholders’ Equity (Capital Deficit)

Notes to the Financial Statements

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

___________________________________________________________________________

Report of Independent Registered Public Accounting Firm

___________________________________________________________________________

To the Shareholders of

American Goldrush Corporation

We have audited the Balance Sheets of American Goldrush Corporation (an Exploration Stage Company) as at December 31, 2006 and 2005 and the Statements of Loss, Changes in Stockholders’ Equity (Capital Deficit) and Cash Flows for the years ended December 31, 2006, 2005 and 2004 and the cumulative period from August 8, 2003 (inception date) to December 31, 2006., These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004, and the cumulative period from August 8, 2003 (inception date) to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 25, 2007

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 25, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 25, 2007

AMERICAN GOLDRUSH COPORATION

(An Exploration Stage Company)

BALANCE SHEETS

(Stated in Canadian Dollars)

December 31	2006	2005

ASSETS

Current
Cash and cash equivalents	$ 407,656	$ 20,007
Receivables	6,991	1,716
Prepaid expenses	235	2,025

	414,882	23,748

Reclamation deposit (Note 4)	3,367	-

	$ 418,249	$ 23,748

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 59,161	$ 20,790
Bridge loans and accrued interest payable (Note 5)	-	72,876

	59,161	93,666

Stockholders’ equity (Capital deficit)

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued:
41,613,920 (2005 – 39,557, 350) common shares (Note 7)	684,442	100,735
Contributed surplus	1,826,463	35,075
Deficit accumulated during the exploration stage	(2,151,817)	(205,728)

	359,088	(69,918)

	$ 418,249	$ 23,748

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION

(An Exploration Stage Company)

STATEMENTS OF LOSS

(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				December 31,
	2006	2005	2004	2006 (cumulative)

Expenses
Mineral property acquisition and
exploration expenditures (Note 3)	$ 163,474	$ 1,947	$ 10,000	$ 175,421
Office and sundry	18,398	12,351	14,451	45,802
Rent	2,640	2,640	2,640	8,391
Professional fees	56,053	48,787	60,592	178,620
Transfer agent fees	2,396	-	858	3,254
Directors’ fees	6,891	596	-	7,487
Loss on bridge loan conversion (Note 5)	51,210	-	-	51,210
Share-based compensation (Note 6)	1,500,000	-	-	1,500,000
Stock-based compensation (Note 7)	144,478	35,075	-	179,553

Total expenses	(1,945,540)	(101,396)	(88,541)	(2,149,738)

Interest income	3,534	-	-	3,534
Interest expense	(281)	(1,737)	-	(2,018)
Foreign exchange gain (loss)	(3,802)	207	-	(3,595)

Net loss for the period	$(1,946,089)	$ (102,926)	$ (88,541)	$ (2,151,817)

Loss per share – basic and diluted	$ (0.05)	$ 0.00	$ 0.00
Weighted average shares outstanding	40,997,133	39,557,350	39,552,951

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				DECEMBER 31,
	2006	2005	2004	2006 (cumulative)

Cash flows from operating activities
Net loss for the period	$ (1,946,089)	$ (102,926)	$ (88,541)	$ (2,151,817)

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion (Note 5)	51,210	-	-	51,210
Share-based compensation (Note 6)	1,500,000	-	-	1,500,000
Stock-based compensation (Note 7)	144,478	35,075	-	179,553
Change in receivables	(5,275)	861	(2,536)	(6,991)
Change in prepaid expenses	1,790	(1,790)	236	(235)
Change in accounts payable and accrued liabilities	38,371	(10,526)	18,600	59,161
Change in accrued interest payable	281	1,737	-	2,018

Net cash used in operating activities	(215,234)	(77,569)	(72,241)	(367,101)

Cash flows from investing activities
Reclamation deposit	(3,367)	-	-	(3,367)

Net cash used in investing activities	(3,367)	-	-	(3,367)

Cash flows from financing activities
Issuances of common stock	606,250	-	5,735	706,985
Proceeds from bridge loans	-	71,139	-	71,139

Net cash from financing activities	606,250	71,139	5,735	778,124

Increase (decrease) in cash and cash equivalents	387,649	(6,430)	(66,506)	407,656

Cash and cash equivalents, beginning of period	20,007	26,437	92,943	-

Cash and cash equivalents, end of period	$ 407,656	$ 20,007	$ 26,437	$ 407,656

Supplemental information

Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity (Note 5)	$ 73,157	$ -	$ -	$ 73,157

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)

(Stated in Canadian Dollars)

			DEFICIT
	COMMON STOCK		ACCUMULATED

	NUMBER OF		DURING THE
	COMMON		EXPLORATION	CONTRIBUTED
	SHARES	AMOUNT	STAGE	SURPLUS	TOTAL

Shares issued to founders on inception	30,000,000	$-	$-	$ -	$-
Private placement, common share issuances for cash at $0.01 per share in October, 2003 (Note 7)	9,500,000	95,000	-	-	95,000
Net loss for the period	-	-	(14,261)	-	(14,261)

Balance, December 31, 2003	39,500,000	95,000	(14,261)	-	80,739
Private placement, common share issuances for cash at $0.10 per share in January, 2004 (Note 7)	57,350	5,735	-	-	5,735
Net loss for the year	-	-	(88,541)	-	(88,541)

Balance, December 31, 2004	39,557,350	100,735	(102,802)	-	(2,067)
Stock-based compensation (Note 7)	-	-	-	35,075	35,075
Net loss for the year	-	-	(102,926)	-	(102,926)

Balance, December 31, 2005	39,557,350	100,735	(205,728)	35,075	(69,918)
Conversion of bridge loans to equity in January 2007 (Note 5)	731,570	73,157	-	51,210	124,367
Private placement, common share issuances for cash at $0.50 per share in June, 2006 (Note 7)	1,100,000	454,300	-	95,700	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	225,000	56,250	-	-	56,250
Stock-based compensation (Note 7)	-	-	-	144,478	144,478
Share-based compensation (Note 6)		-	-	1,500,000	1,500,000
Net loss for the year	-	-	(1,946,089)	-	(1,946,089)

Balance, December 31, 2006	41,613,920	$684,442	$(2,151,817)	$ 1,826,463	$359,088

The accompanying notes are an integral part of these financial statements

1. OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral exploration). The Company is primarily engaged in the acquisition and exploration of mining properties in North America. In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia. The Property Option Agreement was amended in November, 2004 (Note 3) and on November 23, 2005, the Company terminated the Property Option Agreement. During 2006, the Company entered into three separate Property Option Agreements to acquire an option on two properties in Arizona and one in British Columbia, Canada (Note 3).

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $2,151,817 for the period from August 8, 2003 (inception) to December 31, 2006 and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties. Management has plans to seek additional capital through a private placement and public offering of its common stock. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. All figures are reported in Canadian dollars. The significant accounting policies are summarized as follows:

a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

b) Mineral Property Payments and Exploration Costs

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

2. SIGNIFICANT ACCOUNTING POLICIES - Continued

b) Mineral Property Payments and Exploration Costs - continued

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

To December 31, 2006, all exploration and option payments have been charged to expense.

c) Use of Estimates

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

d) Foreign Currency Transactions

The Company’s functional currency is the Canadian dollar. Transactions in foreign currency are translated into Canadian dollars as follows:

•	Monetary items at the rate prevailing at the balance sheet date;
•	Non-monetary items at the historical exchange rate;
•	Revenue and expenses at the historical exchange rate.

Gains and losses on foreign exchange are included in the Statements of Loss.

e) Stock-based compensation

The Company grants stock options pursuant to a stock option plan described in Note 7. Compensation expense is recorded for stock options granted using the fair value method with a corresponding increase in contributed surplus. The Company estimates the fair value at the date of grant using the Black-Scholes option pricing model. Any consideration received on exercise of stock options or the purchase of stock, plus the fair value of options or stock, is credited to share capital.

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

f) Loss Per Share

The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share. Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period. Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 32,813,140, 29,500,000 and 28,500,000 in 2006, 2005 and 2004 respectively were not included in the computation of diluted loss per share because the effect was anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES - Continued

g) Income Taxes

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

h) Financial Instruments

The Company's financial assets and liabilities consist of cash, short-term investment, receivables, accounts payable and accrued liabilities and bridge loans payable. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the demand or short-term maturities of these instruments.

3. MINERAL PROPERTY INTERESTS

The following table lists mineral property acquisition and exploration expenditures incurred on the Company’s properties for the year ended December 31, 2006.

	Margarita	South Vulture	GQ	Total

Property acquisition and option payments	$70,966	$8,735	$-	$79,701
Geological and geophysical	23,332	16,173	10,341	49,846
Assaying and analysis	1,135	483	2,282	3,900
Camp and field supplies	171	205	452	828
Travel and accommodation	6,407	265	205	6,877
Consulting	20,927	1,395	-	22,322

Total expenditures	$122,938	$27,256	13,280	163,474

The only expenditure incurred in 2005 was $1,947 for claim staking costs and in 2004 the only expenditure related to $10,000 in property option payments. In 2005 and 2004, all expenditures related to the Company’s now abandoned Taylor Claims.

a)

On February 18, 2004, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in The Taylor Claims located in the Lillooet Mining District in the Province of British Columbia. The Property Option Agreement was amended on November 29, 2004. The Company had the right to exercise the option by making cash payments totaling $70,000 and incurring net expenditures on the property of at least $525,000. The Company paid the initial $5,000 deposit as required under the initial Property Option Agreement. The Company also paid an additional $5,000 upon the signing of the amendment. On November 23, 2005, the Company terminated the Property Option Agreement.

3. MINERAL PROPERTY INTERESTS - Continued

b)

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona. The Company may exercise the option by making cash payments and incurring net expenditures on the property (with estimated CDN$ equivalents provided) as follows:

Date	Cash Payments		Expenditures

	CDN	USD	CDN	USD
On or before March 24, 2007	$5,827	$5,000	$11,653	$10,000
On or before March 24, 2008	$5,827	$5,000	$23,306	$20,000
On or before March 24, 2009	$5,827	$5,000	$46,612	$40,000
On or before March 24, 2010	$5,827	$5,000	$58,265	$50,000

The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the payment of CDN $5,827 (USD $5,000) due March 24, 2007.

c)

On June 1, 2006 the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a property known as the GQ Property located in the Kamloops Mining District in the Province of British Columbia. The Company may exercise the option by making cash payments and incurring net expenditures as follows:

Date	Cash Payments	Expenditures

On or before June 1, 2007	$10,000	$10,000
On or before June 1, 2008	$20,000	$20,000
On or before June 1, 2009	$30,000	$30,000
On or before June 1, 2010	$40,000	$50,000

In addition, the Company is subject to a 2% net smelter return royalty to the optionor upon production. The Company, upon the payment of $500,000, has the option (exercisable for 90 days following completion of a bankable feasibility study) to buy up to one-half (50%) of the optionor’s net smelter return interest (1% net smelter return).

d)

On July 14, 2006 the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property. The Company paid the initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and may exercise its option by making further cash payments and incurring net expenditures (with estimated CDN$ equivalents provided) as follows:

Date	Cash Payments		Expenditures

	CDN	USD	CDN	USD
On or before May 31, 2007	$58,265	$50,000	$87,398	$75,000
On or before May 31, 2008	$116,530	$100,000	$349,590	$300,000
On or before May 31, 2009	$145,663	$125,000	$349,590	$300,000
On or before May 31, 2010	$174,795	$150,000	-	-
On or before May 31, 2011	$233,060	$200,000	-	-
On or before May 31, 2012	$233,060	$200,000	-	-

In addition, the Company is subject to a 2 % net smelter return royalty to the optionor upon production. The Company has the option (exercisable for 90 days following completion of a bankable feasibility study) to buy the optionor’s net smelter return interest for CDN $582,650 (USD $500,000) per 1% increment or CDN $1,165,300 (USD $1,000,000) for the entire 2% net smelter return interest.

3. MINERAL PROPERTY INTERESTS - Continued

Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement. The Company has agreed to pay a fee equal to 10% of the Property Option Payments made during the first three years of the Margarita Property Option Agreement. Upon execution of the Margarita Property Option Agreement the Company paid CDN $3,930 (USD $3,500) under the Finder’s Fee Agreement. It is estimated that if the Company makes all of the scheduled property option payments , the amount paid under the Finder’s Fee Agreement will be CDN $36,100 (USD $31,000). If the Company terminates the Margarita Property Option Agreement, the Company will not owe any further payments under the Finder’s Fee Agreement. If it has not been terminated earlier, the Finder’s Fee Agreement will terminate automatically on July 14, 2009.

4. RECLAMATION DEPOSIT

The Company has been granted an exploration permit from the state of Arizona for the South Vulture Property. As part of the application process, the Company paid a refundable deposit to the state for the estimated reclamation costs associated with the planned respective exploration programs. Upon completion of any required reclamation, the Company will receive a refund of the deposit.

5. BRIDGE LOANS

During 2005, the Company entered into three bridge loans (the “Loans”) with minority shareholders. All of the Loans bore interest at the Bank of Canada Prime Lending Rate plus 1%. The Loans were due one year from the date of the Loans but the Company had the option to repay the Loans at any time prior to the due date without penalty. No security was provided for the Loans.

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

The weighted average fair value on Class A and B warrants at the time of settlement was $51,210 (approximately $0.34 per warrant) which was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.10%
Dividend yield	Nil
Expected volatility	75.8%
Expected life of the warrants (in years)	5.0 to 6.0

Together with the estimated fair value of the common shares of $0.10 per share, the aggregate fair value of the total consideration given on this conversion was $124,367. As a result, the Company has recognized a loss of $51,210 on the Statements of Loss.

6. RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are disclosed as follows:

On January 23, 2006 the Company’s founding President resigned and terminated his relationship with the Company. On the same day 15,000,000 shares of the common stock of the Company held by the former President were gifted by the former President to the Company’s other founding Director, pursuant to an assignment, dated January 23, 2006, among the former President, the other founding Director and the Company. No consideration was paid by the Director for the gifting of such shares. The gifted common shares are subject to the Company’s right, exercisable at any time, to purchase any or all of these shares at a purchase price of $0.01 per share. The Company has the right until, at its sole discretion, it decides to terminate the agreement. Due to this transaction having taken place between related parties, it was not undertaken at market value. As a result, the Company has recognized $1,500,000 in stock-based compensation in respect of the estimated value of the common shares at the date of the agreement.

The Company pays one of if its Directors USD $500 per month for serving on its Board of Directors. Total fees of $6,891 (2005 - $596) were paid in 2006.

7. SHARE CAPITAL

a) Common Shares

During the period from inception (August 8, 2003) to December 31, 2006, the Company had the following transactions:

On inception date, the Company issued 30 million common shares to the Company’s founders for nil consideration. The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share.

In October 2003, the Company issued 9.5 million units at $0.01 per unit. Each unit consisted of one common share, one Class A warrant exercisable at $0.10 per share until October 30, 2008, one Class B warrant exercisable at $1.46 per share until October 30, 2009 and one Class C warrant exercisable at $1.52 per share until October 30, 2010. Originally, all of the warrants were to have vested on October 30, 2006. By way of letter agreements with each individual warrant holder the Company and each respective warrant holder have agreed to extend the vesting dates of these warrants. The warrant vesting provisions have been extended from October 30, 2006 to October 30, 2007 with respect to the Class A Warrants, to April 30, 2008 with respect to the Class B Warrants and to October 30, 2008 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged. The Company determined that the change of vesting dates did not result in any incremental values and therefore no financing expenses were recorded in the year.

In January 2004, the Company issued 57,350 common shares in a private placement for gross proceeds of $5,735.

In June 2006, the Company issued 1.1 million units at $0.50 per unit for a total offering price of $550,000. Each unit consisted of one common share, one Class A warrant exercisable at $1.00 per share until June 16, 2011, and one Class B Warrant exercisable at $1.50 per share until June 16, 2012. All of the warrants vest June 16, 2008. The Company calculated and allocated the fair values of $40,370 and $55,330 to Class A and Class B warrants respectively using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.26 to 4.29%
Dividend yield	Nil
Expected volatility	95 to 107%
Expected life of the warrants (in years)	5 to 6

7. SHARE CAPITAL - Continued

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

No options were granted during 2006 while 1,200,000 options were granted to non-employees in 2005. The Company revalues stock options until their respective vesting dates. The stock-based compensation expense is amortized over the vesting period. For the year ended December 31, 2006, the Company has recognized $144,478 (2005 - $35,075) in stock-based compensation for stock options granted in 2005. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2005

Risk-free interest rate	4.06%
Dividend yield	Nil
Expected volatility	75.8%
Expected average option term (years)	10.0

No options were granted in 2006 and the weighted average fair value of options granted during 2005 was $0.07 per option.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price

Balance, August 8, 2003 (inception) to December 31, 2004	-	$ -
Options granted	1,200,000	$ 0.25
Options cancelled	(200,000)	$ 0.25
Balance, December 31, 2005	1,000,000	$ 0.25
Options granted	-	-
Options exercised	(225,000)	$ 0.25
Options cancelled	(125,000)	$ 0.25

Balance, December 31, 2006	650,000	$ 0.25

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2006 and 2005:

2006

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price

$ 0.25	650,000	8.86	$ 0.25	383,333	$ 0.25

7. SHARE CAPITAL - Continued

b) Options - continued

2005

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	WeightedAverage Exercise Price

$ 0.25	1,000,000	9.85	$ 0.25	425,000	$ 0.25

c) Warrants

	Warrants	Weighted Average Exercise Price

Balance, January 1 and December 31, 2004	28,500,000	$1.03
Warrants issued	-	-

Balance, December 31, 2005	28,500,000	$1.03
Warrants issued	3,663,140	$0.90

Balance, December 31, 2006	32,163,140	$1.02

The following table lists the warrants outstanding at December 31, 2006. Each warrant is exchangeable for one common share.

Number Outstanding	Number vested	Exercise Price	Expiry date
9,500,000	-	$0.10	October 30, 2008
9,500,000	-	$1.46	October 30, 2009
9,500,000	-	$1.52	October 30, 2010
731,570	-	$0.25	January 27, 2011
731,570	-	$0.50	January 27, 2012
1,100,000	-	$1.00	June 16, 2011
1,100,000	-	$1.50	June 16, 2012

32,163,140	-

8. INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2006	2005

Tax loss carry-forwards	$87,084	$49,860
Exploration expenditures	51,324	3,734
Share issue costs	5,203	7,138
Valuation allowance	(143,611)	(60,732)

Future income tax asset (liability)	$-	$-

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2006	2005	2004

Benefit at Canadian statutory rates	$(664,006)	$(36,662)	$(31,521)
Permanent difference	17,473	-	-
Effect of reduction in rate	2,558	-	-
Non-deductible stock option compensation	561,096	12,528	-
Increase in valuation allowance	82,879	24,134	31,521

	$-	$-	$-

The Company’s future tax assets include the tax effect relating to approximately $15,000 (2005 - $19,000) of future tax deductions for share issue costs. If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Loss.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $255,000 expiring in various amounts from 2010 to 2026. The Company also has cumulative deferred exploration expenses of approximately $150,000 (2005 – $9,852) to offset future taxable income.

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). There are no material differences between these principles and United States generally accepted accounting principles ("US GAAP").

As the Company has accounted for all prior option grants using the fair value method, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented.

New Accounting Pronouncements – US GAAP

Recently issued United States accounting pronouncements have been outlined below.

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has determined the adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

SFAS No. 159

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

New Accounting Pronouncements – US GAAP - continued

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence. The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The implementation of FIN 48 is not expected to have a material impact on its financial statements.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company's fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its financial statements.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
4.1(1)	Agreement between the Company and Ronald Blomkamp dated September 30, 2003
4.2(1)	Agreement between the Company and Scott Praill dated September 30, 2003
4.3(1)	Property Option Agreement with Randy Polischuk
4.4(4)	Amendment No. 1 to the Polischuk Property Option Agreement
4.5(5)	Assignment Agreement dated January 23, 2006, among the Company, Scott Praill, and Ronald C. Blomkamp

4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Igman Consulting
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Fred Coombes
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Trevor Newton
4.7(7)	Property Option Agreement dated March 24, 2006, between the Company and Fred Brost
4.8(8)	Property Option Agreement dated as of June 1, 2006, between the Company and Warner Gruenwald

4.9(9)	Property Option Agreement dated as of July 14, 2006, between the Company and James Sorrell
4.10(9)	Finder’s Fee Agreement dated July 14, 2006 between the Company and Fred Brost
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification

1. Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-120722, submitted to the SEC on November 22, 2004.

2. Previously filed with the Company’s form 6-K submitted to the SEC on January 27, 2006.

3. Previously filed with the Company’s form 6-K submitted to the SEC on June 16, 2006.

4. Previously filed with the Company’s amendment to the registration statement on Form F-1, Registration No. 333-120722, submitted to the SEC on January 25, 2005.

5. Previously filed with Mr. Praill’s Schedule 13D submitted to the SEC on January 23, 2006.

6. Previously filed with the Company’s form 6-K submitted to the SEC on January 27, 2006.

7. Previously filed with the Company’s form 6-K submitted to the SEC on March 24, 2006.

8. Previously filed with the Company’s form 6-K submitted to the SEC on June 1, 2006.

9. Previously filed with the Company’s form 6-K submitted to the SEC on July 14, 2006.

10. Previously filed with the Company’s form 20-F submitted to the SEC on May 25, 2006.

* Filed herewith.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Goldrush Corp. SEC File No. 000-51337 Registrant

Dated: June 8, 2007	Signed: /s/ Andrew Gourlay
Andrew Gourlay
Director, Chairman, President, Chief Executive and Operating Officer and Secretary

Dated: June 8, 2007	Signed: /s/ Scott Praill
Scott Praill
Director

Dated: June 8, 2007	Signed: /s/ Robert Cann
Robert Cann
Director

Dated: June 8, 2007	Signed: /s/ Richard Kehmeier
Richard Kehmeier
Director