Form 20-F
period 2007-12-31
AMERICAN GOLDRUSH CORP
filed 2008-05-23
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Stock, Fully Paid and Non-Assessable Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 41,613,920 shares outstanding as of December 31, 2007 and May 22, 2008.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act   Yes [  ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]  No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [  ] Accelerated filer  [  ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes [  ]  No [X]

Index to Exhibits on Page 75

AMERICAN GOLDRUSH CORP.

FORM 20-F ANNUAL REPORT 2007

TABLE OF CONTENTS

Mining Glossary		4

Introduction		5
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	15
Item 4A.	Unresolved Staff Comments	30
Item 5.	Operating and Financial Review and Prospects	30
Item 6.	Directors, Senior Management and Employees	37
Item 7.	Major Shareholders and Related Party Transactions	42
Item 8.	Financial Information	43
Item 9.	The Offer and Listing	45
Item 10.	Additional Information	45
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	50
Item 12.	Description of Other Securities Other Than Equity Securities

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	50
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	50
Item 15.	Controls and Procedures	50
Item 16.	Reserved	52
Part III

Item 17.	Financial Statements	53
Item 18.	Financial Statements	53
Item 19.	Exhibits	75

Financial Statements		54

Signature Page		76

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

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

In this Annual Report, the “Company”, “American Goldrush Corp.”, “Goldrush”, "we", "our", and "us", refer to American Goldrush Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 708 – 1155 West Pender Street, Vancouver, British Columbia, V6E 2P4.

BUSINESS OF AMERICAN GOLDRUSH CORP.

American Goldrush Corp. is principally a company engaged in the acquisition and exploration of mineral properties. The Company currently has entered into two property option agreements relating to one property in Arizona and one in British Columbia, Canada.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
         --- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
         --- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for the fiscal years ended December, 31 2007, 2006 and 2005 and for the fiscal period from August 8, 2003 (inception) to December, 31 2007 was derived from the financial statements of the Company that have been audited by BDO Dunwoody LLP independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data
(CDN$)

				August 8, 2003
	Year	Year	Year	(inception) to
	Ended	Ended	Ended	December 31,
	12/31/07	12/31/06	12/31/05	2004

Revenue	$Nil	$Nil	$Nil	$Nil
Expenses	$(351,943)	$(1,945,540)	$(101,396)	$(102,802)
Loss from operations	$(351,943)	$(1,945,540)	$(101,396)	$(102,802)
Net Loss and Other
Comprehensive Loss	$(346,255)	$(1,946,089)	$(102,926)	$(102,802)
Basic and diluted (Loss) Per Share	$(0.01)	$(0.05)	$(0.00)	$(0.00)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	41,613,920	40,997,133	39,557,350	-
Period-end Shares	41,613,920	41,613,920	39,557,350	39,557,350

Working Capital (deficiency)	$32,679	$355,721	$(69,918)	$(2,067)
Long-Term Debt	$Nil	$Nil	$Nil	$Nil
Share Capital	$684,442	$684,442	$100,735	$100,735
Shareholders’ Equity (Capital Deficit)	$53,940	$359,088	$(69,918)	$(2,067)
Total Assets	$84,334	$418,249	$23,748	$29,249

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2007, 2006 and 2005, the average rates for the period and the range of high and low rates for the period.  The data for April 2008 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

April 2008	1.14	1.11	1.16	1.12
March 2008	1.00	0.98	1.03	1.03
February 2008	1.00	0.98	1.02	0.98
January 2008	1.01	0.98	1.03	1.00
December 2007	1.00	0.98	1.02	0.99
November 2007	0.97	0.91	0.99	0.99

Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17

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

5.	Our auditors’ opinion on our December 31, 2007 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $2,498,072 for the period from August 8, 2003 (inception) to December 31, 2007.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2007.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

We will require additional funds to meet our obligations under our existing property option agreements and to acquire and development interests in new properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately CDN $161,000 to fund our continued operations for the next twelve months. With the proceeds of $201,600 received in January 2008 from the assignment of the Margarita Property we have sufficient cash to meet our minimum obligations  for the next twelve months.  However, in the future, or if we expand our operations in the next twelve months,  additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7.
If we do not continue to make payments under our Property Option Agreements for our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have currently secured, under the two separate Property Option Agreements with two separate individuals, the right to acquire a 100% interest in the two properties.  Pursuant to the Option Agreements, we may continue to exercise the options only by making a series of annual cash payments and incurring net expenditures on the respective properties.  See the Property option agreements” description located in the section entitled “Section 4.D - Property Plant, and Equipment” of this 20-F for a more detailed description of the Option Agreements. If we do not make the required payments or incur the required expenditures in accordance with the Option Agreements we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest.  Each of our property option agreements are separate from each other and the termination of one agreement will not impact our rights under any of the other agreements.

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

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote 72.3% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

RISKS RELATING TO OUR COMMON SHARES

19.	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

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

20.
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

21.
We have registered a significant number of common shares underlying our warrants and stock options that may be available for future sale.  The sale of these shares may depress the market price of our Common shares and shareholders could suffer a loss on their investment.

As of May 22, 2008, we had 41,613,920 common shares issued and outstanding, warrants outstanding to purchase an aggregate of 32,163,140 common shares and stock options outstanding to purchase an aggregate of 650,000 common shares.  We have registered 9,557,350 common shares and 28,500,000 common shares underlying warrants, for a total of 38,057,350 common shares.  All of these shares and those shares underlying the warrants have been registered and may be sold without restriction.  If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005.  No stock options were granted in 2007 or 2006.  Such common shares underlying stock options are freely tradable upon exercise of such options.

22.	There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

We applied for admission for quotation of our securities on the OTC Bulletin Board in April 2008.  Our application is currently in the process of being reviewed by the regulator.  As a result,  there is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.    If for any reason our common shares are not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.  No market makers have committed to becoming market makers for our common shares and none may do so.

23.	State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the Company’s common shares.

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

24.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian generally accepted accounting principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with a reconciliation to US GAAP.  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

25.	Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

26.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

27.
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

Taylor Claims

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

South Vulture Property

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona.  The Company may exercise the option by making cash payments totalling CDN $27,294 (USD $25,000) and incurring net expenditures on the property of at least CDN $119,793 (USD $120,000) by March 24, 2010.  The Company paid the initial CDN $5,850 (USD $5,000) deposit as required under the Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively.

GQ Property

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 payment on June 1, 2007 and also met its obligations with respect to the minimum exploration expenditures for 2007.

Margarita Property

On July 14, 2006 we entered into a property option agreement with James Sorrell to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property.  We made an initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and we may exercise our option by making further cash payments totalling CDN $822,908 (USD $825,000) by May 31, 2012 and incurring net expenditures of CDN $675,405 (USD $675,000) by May 31, 2009.  Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost under which it is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $30,730 (USD $31,000).

The Company paid the initial payment of CDN $39,300 (USD $35,000) upon signing the Margarita Property Option Agreement and paid CDN $3,930 (USD $3,500) under the Finder’s Fee Agreement.  In addition, On May 31, 2007 the Company made the property option payment of CDN $54,650 (USD $50,000) and the related finders’ fee payment of CDN $5,465 (USD $5,000) and also met its obligations with respect to the minimum exploration expenditures for 2007.

On January 29, 2008, the Company entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp. (“Patriot”) to assign the Company’s rights and obligations under the Margarita Property Option Agreement to Patriot.  Pursuant to the Agreement, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

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

For the period from August 8, 2003 (inception) to December 31, 2007, we did not generate any revenue.

Our principal offices are located at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4; our telephone number is (778) 786-1540. We do not yet maintain an Internet address.

4.B. BUSINESS OVERVIEW

We are an exploration stage company incorporated under the Canada Business Corporations Act in British Columbia, Canada on August 8, 2003 under the name “American Goldrush Corporation.”  Our registered office is located at 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, and our head office and principal place of business located at 1155 West Pender, Suite 708, Vancouver, British Columbia V6E 2P4.  Our telephone number is (778) 786-1540.

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

The Company may exercise the option by making cash payments totaling CDN $27,294 (USD $25,000) by March 24, 2010 and incurring net expenditures on the Property of at least CDN $119,793 (USD $120,000) by March 24, 2010.  In order to earn a 100% interest in the exploration permit covering the South Vulture

Property, the Company must pay Mr. Brost and incur expenditures relating to mining operations in accordance with the following schedule:

The Company must make the following payments and incur the exploration expenditures as noted below in order to retain our interest in the South Vulture Property:

Date	Property Payments	Exploration Expenditures

Upon execution of the agreement	USD $5,000	-
March 24, 2007	USD $5,000	USD $10,000
March 24, 2008	USD $5,000	USD $20,000
March 24, 2009	USD $5,000	USD $40,000
March 24, 2010	USD $5,000	USD $50,000

Total	USD $25,000	USD $120,000

The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively. The Company also met its obligation with respect to minimum exploration expenditures for 2007.

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
Congress
Stanton
Octave
Merritt Pass
STANDARD
PARALLEL
NORTH
Constellation
AGUILA
VALLEY
Yarnell
Wickenburg
Forepaugh
Aguila
Morristown
Wittmann
VULTURE
MOUNTAINS
HASSAYAMPA
PLAIN
WEST
PARALLEL
NORTH
Beardsley
Surprise
El Mirage
Waddell
Youngstown
Litchfield Park
Goodyear
Avondale
Cashion
Tonopah
TONOPAH
DESERT
Wintersburg
HARQUAHALA
PLAIN
2D GUIDE MER W
MERIDIAN
LUKE AFB
Buckeye
McMicken
Big Horn Peak
Belmont Mts
Saddle Mtn
Palo Verde Hills
M A R I C O
0 5 10 15 20 25 miles
0 5 10 15 20 25 30 35 40 km
TN MN 12°

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

During 2007 the Company completed a gird-controlled Mobil Metal Ion (MMI) survey.  A total of 180 soil samples were collected from a depth of 10-25 cm below the point at which soil formation was initiated. The samples were taken in the southwest quarter of the property and covered an area 1,600 meters by 1,900 meters.  Samples were bagged and shipped to SGS Laboratories in Toronto, Ontario, Canada for analysis for the presence of 33 metallic ions.  Analytical finish for all extractions was by inductively coupled plasma-mass spectrometry (ICP-MS).  Based on the results of the MMI survey, the Company did not receive any clear direction as to potential drill targets.  However, there was some good correlation between the MMI study results and the location of drill holes completed by previous property owners.  The Company is currently evaluating its next step but it does not plan on drilling in 2008.

Planned Work by the Company for 2008

The Company has received a drilling budget from the property owner but we do not have any current plans to undertake a drill program in 2008.  While the Company has not determined its course of action for 2008, any work undertaken will most likely consist of the application of a geophysical method that can be modeled or additional MMI work.

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

The Company made the $10,000 payment on June 1, 2007 and also met its obligations with respect to the minimum exploration expenditures for 2007.

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
521731
533372
533374
82M.017
82M.016
Ansley Hunakwa Park
82M.006
82M.007
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

In 2006, the Company completed another soil and rock sampling program.  A total of 24 rock and 108 soil samples were collected and sent to Acme Analytical Labs for analysis.  The rock and soil samples were analyzed for 36 elements using Coupled Plasma – Mass Spectrometer (ICP-MS).  The ICP-MS technique is capable of ultra low detection limits in the parts per billion or parts per trillion range.  The exploration program resulted in the discovery of four new mineral showings and abundant mineralized float were discovered.  As with prior sampling programs anomalous amounts of gold, bismuth, copper, tellurium and tungsten were found to be present on the GQ Property.  Evidence indicates the presence of at least four distinct and separate mineralized calc-silicate “horizons” (SE Showing, Spur D, Spurs A-B, and NE Showings) within a thick sequence of metamorphic rocks.  The potential lateral and down dip extent of these horizons along with the hydrothermal and possible mineralizing effects of the nearby Antsey Pluton offer significant exploration potential.

The Company completed a 2007 exploration program which was a follow up to the 2006 program.  The field work was conducted June 9 to 18 and September 4 to 5, 2007.  The first program consisted of grid based soil sampling and magnetometer surveys along with prospecting, rock sampling and stream sampling on the original claims.  The second program consisted of road based soil sampling, prospecting, and rock sampling on the new claims acquired in 2006.  The geochemical aspect of the program covered three separate grids totaling 5.6 kilometers consisting of chain and compass lines run at UTM east-west orientation.  Magnetometer readings were taken at 12.5 meter intervals over all grid lines (5.6 km) using a Geometrics G816 magnetometer.  A total of 40 rock, 318 soil, and 6 stream sediment samples were collected and shipped to Acme Analytical Labs in Vancouver, British Columbia, Canada.  Soil samples were analyzed for 36 elements using ICP-MS.

The 2007 geochemical and magnetic surveys yielded similar results as those from 2006 in that mineralization on the GQ Property occurs in four general areas on the property. The 2007 geochemical and magnetic surveys indicated the potential for the discovery of mineralized calc-silicate horizons in the SE Showing and Spur D grid areas.  The known NE Showing bedrock occurrence and inferred calc-silicate horizons in the Spur A-B also offer exploration potential.

Planned Work by the Company for 2008

The Company has been presented with a budget of $76,000 (excluding property option payments) for the 2008 exploration program.  The proposed program will include 400 meters (1,312 feet) of diamond drilling as well as soil collection, rock sampling, and prospecting. The Board of Directors has not formally approved the 2008 budget but the property owner has applied for a drilling permit in anticipation of the Company proceeding with the proposed program.

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

Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost.  The Company has agreed to pay a fee equal to 10% of the Property Option Payments made to James Sorrell during the first three years of the Margarita Property Option Agreement.  It is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $30,730 (USD $31,000).  If the Company terminates the Margarita Property Option Agreement, the Company will not owe any further payments under the Finder’s Fee Agreement.  If it has not been terminated earlier, the Finder’s Fee Agreement will terminate automatically on July 14, 2009.

The Company may exercise the option by making cash payments totaling CDN $862,208 (USD $860,000) by May 31, 2012 and incurring net expenditures on the Property of at least CDN $675,405 (USD $675,000) by May 31, 2009.  Minimum payments and expenditures due under the Agreement are summarized as follows:

	Property	Exploration
Date	Payments	Expenditures

Upon execution of the agreement *	USD $35,000	-
By May 31, 2007 *	USD $50,000	USD $75,000
By May 31, 2008 *	USD $100,000	USD $300,000
By May 31, 2009 *	USD $125,000	USD $300,000
By May 31, 2010	USD $150,000	-
By May 31, 2011	USD $200,000	-
By May 31, 2012	USD $200,000	-

Total	USD $860,000	USD $675,000

* In addition to payments due under the Margarita Property Option Agreement, finder’s fee payments of USD $3,500, USD $5,000, USD $10,000, and USD $12,500 are due upon the execution of the agreement, May 31, 2007, 2008, and 2009 respectively if the Company makes the respective option payment.

Simultaneous with the execution and delivery of the Margarita Property Option Agreement, the Company paid James Sorrell CDN $39,300 (USD $35,000) and Mr. Brost CDN $3,930 (USD $3,500).  On May 31, 2007 the Company made the property option payment of CDN $54,650 (USD $50,000) and the related finders’ fee payment of CDN $5,465 (USD $5,000) and also met its obligations with respect to the minimum exploration expenditures for 2007.

Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments made and all our rights to the Margarita Property. If all said payments are made, then we will acquire all mining interests in the Property subject to a 2% Net Smelter Royalty (“NSR”) retained by the Optionor.  Within 90 days of completion of a bankable feasibility study, the Company may purchase the NSR from the Optionor for CDN $495,650 (USD $500,000) for each 1% of the NSR purchased (CDN $991,300 (USD $1,000,000) for the Optionor’s entire 2% NSR).  If the Company fails to make any payment when due, the Margarita Property Option Agreement gives the Company a 60-day grace period to pay the amount of the deficiency.

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

On January 29, 2008, the Company entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp. (“Patriot”) to assign the Company’s rights and obligations under the Margarita Property Option Agreement to Patriot.  Pursuant to the Agreement, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

Location

ORO
1-39
CLAIM
BLOCK
111° 15' 50.0"W
31° 26' 50.0"N
Santa Cruz County, AZ
T23S, R11E
1"=200'
11° E
Austerlitz Mine
Brick Mine
Blue Wing Mine
Margarita Tank
Old Glory Spring
Old Glory
Canyon
Ruby
Montana Mine
Ruby Lakes
Gulch
Warsaw Tank
Warsaw Spring
Warsaw Mine
Oro Blanco Mine
Apache Dams
Cramer Mine
Sorrel Top Mtn
Graves
Corral
Well
Prospect
Spring
Dam
Ruins
Cem
Dart Tank
BM 4280

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

The previous work undertaken by the various explorers of the Margarita Property had not previously been collected in one location.  During 2006, the Company expended most of its exploration activity collecting property data from various sources, preparing maps, and visiting the property to match the data with physical observation.  Based on a review of all of the data available to the Company, several possible drill targets were identified including targets that were not located on the existing boundary of the Margarita Property.  As a result, the Company staked an additional 30 claims.

The Company formally approved a work plan for drilling on the Margarita Property.  However, due to difficulties with locating a suitable contractor to undertake the drilling and due to insufficient funds available to the Company, the Company decided to assign its rights and obligations to the property to Patriot Gold Corp.  Pursuant to the assignment, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

Planned Work by the Company for 2008

The Company does not currently have any interest in the Margarita Property.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for American Goldrush Corp. for the fiscal years indicated:

Table No. 3

	American Goldrush Corp.
	Periods Ended December 31
	2007	2006	2005	2004	2003

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$351,943	$1,945,540	$101,396	$88,541	$14,261

Loss from operations	$(351,943)	$(1,945,540)	$(101,396)	$(88,541)	$(14,261)
Net loss and Other Comprehensive Loss	$(346,255)	$(1,946,089)	$(102,926)	$(88,541)	$(14,261)
Net loss per share:
Basic and diluted	$0.01	$0.05	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	41,613,920	40,997,133	39,557,350	39,552,951	23,096,552

Results of Operations of Fiscal 2007 vs. Fiscal 2006

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2007 or 2006.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2007 was $346,255 compared to $1,946,089 in 2006.  The decrease in the loss of $1,599,834 in 2007 compared to 2006 is primarily related to shared-based compensation expense of $1,500,000 that was recognized in 2006 but not in 2007.  The share-based compensation was recognized as a result of one of the Company’s founders resigning and gifting his shares to our other founder.  The gifting of the shares was not undertaken at fair value and as a result the transaction has been recognized by the Company as a compensation expenses.  Another factor leading to the decreased loss was a reduction in stock-based compensation to $41,107 in 2007 from $144,478 in 2006.  No options were granted in either 2007 or 2006 but the expense decreased due to the amortization of the expense for options granted in 2005.  The other item leading to the decreased loss in 2007 compared to 2006 is a result of a $51,210 loss recognized by the Company as a result on the settlement of bridge loans in January 2006.  The bridge loans were settled with units of the Company which included common shares and warrants.  The aggregate fair value of the units exceeded the fair value of the loan at the time of settlement which resulted in a loss for 2006.  No such item occurred in 2007.  Additionally, professional fees were $28,405 in 2007 compared to $56,053 in 2006. The higher professional fees relates to the Company updating its registration statement in 2006 while the statement was not updated in 2007.

Partially offsetting the effects of a decrease in share-based compensation, stock-based compensation, the loss on the settlement of the bridge loans, and a reduction in professional fees was an increase in mineral property acquisition and exploration expenditures to $251,693 in 2007 from $163,474 in 2006.  In 2007 the Company made property option payments of $5,870 (2006 - $5,850) for the South Vulture Property, $10,000 (2006 – Nil) for the GQ Property, and a total of $60,115 (2006 - $43,230) in relation to the Margarita Property including the Finder’s Fee Agreement.  On the South Vulture, the Company completed exploration programs in 2007 and 2006 with the costs being consistent year-to-year.  For the GQ Property, exploration programs were also completed in 2007 and 2006.  However, the 2007 GQ budget was significantly higher than the 2006 budget.  In 2006 the Company completed an initial evaluation of the Margarita Property while in 2007 the Company incurred the costs for the preparation for the planned drill program.  The Company formally approved a 2007 work plan for drilling on the Margarita Property.  However, due to difficulties with locating a suitable contractor to undertake the drilling and due to insufficient funds available to the Company, the Company decided to assign its rights and obligations to the property to Patriot Gold Corp in January 2008.

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

5.B.  Liquidity and capital resources

Liquidity

The funding of our operations since inception has come from the following sources.  On October 30, 2003, we closed a private placement with six investors for the sale of 9,500,000 units, which generated gross proceeds to us of CDN $95,000. On January 28, 2004, we closed a private placement with thirty-eight Canadian investors for the sale of 57,350 Common shares, for total gross proceeds of CDN $5,735. Between March and August 2005 we received a total of $71,139 in proceeds from three separate bridge loans from three minority shareholders.   On June 16, 2006 we completed a sale of units of the Company for total proceeds of CDN $550,000 and during 2006 we received CDN $56,250 from the exercise of 225,000 stock options.

On January 29, 2008, the Company entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp. (“Patriot”) to assign the Company’s rights and obligations under the Margarita Property Option Agreement to Patriot.  Pursuant to the Agreement, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

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

During 2007 and 2006 our operations were funded from the proceeds of CDN $550,000 from a private placement completed in June 2006 and from CDN $56,250 from the exercise of 225,000 stock options in 2006. Cash was saved due to the settlement of the bridge loans with units of the Company.  On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of CDN$0.10 per Unit.  Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012.  As a result of such loan conversions, the Company has issued a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants representing a grand total of principal and accrued interest at January 27, 2006 of $73,157.

On January 29, 2008 we assigned our interest in the Margarita Property to Patriot Gold Corp. for total proceeds of CDN $201,600 (USD $200,000).  The receipt of these funds along with the resulting reduction in cash commitments related to the Margarita Property will allow us to fund our minimum obligations for the next twelve months.  However, if we were to expand our operations, additional funding would be required.

During 2007 we used $335,103 in operations compared to $215,234 in 2006, an increase of $119,869.  While our loss was significantly lower in 2007 ($346,255) compared to 2006 ($1,946,089) we had two non-cash items in 2006 that we did not incur in 2007.  In 2006 we had $1,500,000 in share-based compensation relating to the gifting of shares between the founders of the Company upon the resignation of our then President.  We also recognized a $51,210 loss in relation to the settlement of the bridge loans.  The other non-cash effect was that stock-based compensation decreased to $41,107 in 2007 from $144,478 in 2006.  Also, in 2007 we had a cash outflow from accounts payable and accrued liabilities of ($28,767) compared to a cash inflow of $38,371 in 2006.

In 2007 and 2006 we used $17,894 and $3,367 respectively for investing.  Investing activities in both years related to the payment of reclamation deposits on the Margarita (2007) and the South Vulture (2006) Properties.  There were no financing activities in 2007 while $606,250 received in 2006 included $550,000 in proceeds received from a private placement and $56,250 from the exercise of stock options.

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

In 2006 we used $3,367 for investing relating the payment of a reclamation deposit on our South Vulture Property.  No investing activities took place in 2005.  Financing activity of $606,250 in 2006 included $550,000 in proceeds received from a private placement and $56,250 from the exercise of stock options.  Financing in 2005 related to $71,139 received from the proceeds from three bridge loans.

We had cash and cash equivalents of $54,659 as of December 31, 2007. We anticipate that we will incur through the end of our next fiscal year:

•	$40,000 in connection with exploration expenditures and $25,000 for property option payments for the South Vulture, Margarita and GQ Properties;

•
$96,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2007 we had working capital of $32,679.  On January 29, 2008 we assigned our interest in the Margarita Property to Patriot Gold Corp. for total proceeds of CDN $201,600 (USD $200,000).  The receipt of these funds along with the resulting reduction in cash commitments related to the Margarita Property will allow us to fund a minimum level of operations for the next twelve months.

We anticipate that our cash requirements to carry out planned exploration of our properties and to cover administrative costs will be approximately $161,000 through December 31, 2008. Although current cash on hand is sufficient to fund our minimum obligations under existing property agreements, we shall require additional funding in order to expand our operations and we anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

Critical accounting estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the variables used in determining stock-based compensation and the loss on the settlement of the bridge loans. These estimates are based on management's best judgment. Factors that could affect these estimates include option term and expected volatility.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the bridge loans.  These estimates have an effect on the stock-based compensation and the loss on bridge loan conversion expenses recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. In addition, the Company uses the Black-Scholes model to value the warrants issued as part of the bridge loan conversion at each reporting period.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our common stock does not yet trade in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested at December 31, 2007.

5.C.  Research and development, patents and licenses etc.

      --- Not applicable ---

5.D.  Trends.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2007 and December 31, 2006 or of the date of this report.

5.F.  Contractual Obligations.

We have the following contractual obligations at December 31, 2007 as expressed in CDN dollars:

Contractual Obligations	Payments Due By Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years

Property payments	$105,574(1)	$25,660	$79,914	-	-
Property expenditures	$209,043(1)	$39,826	$169,217	-	-

	$314,617	$65,486	$249,131	-	-

(1) The Company’s property option agreement for the South Vulture is denominated in USD.   Cash payments totaling CDN $15,574 (USD $15,000) and net expenditures on the property of at least CDN $109,043 (USD $110,000) are due by March 24, 2010.

At December 31, 2007 the Company also had $30,394 in trade accounts payable.  The balance is unsecured.

Recent Accounting Pronouncements Applicable to US

Recently issued United States accounting pronouncements have been outlined below.

SFAS 157

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

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4
Directors and Senior Management
May 22, 2008

Name	Position	Age	Date of First Election Or Appointment

Andrew Gourlay (1)	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	53	November 28, 2005
Scott Praill(1)	Director	42	September 30, 2003
Robert Cann(1)	Director	53	October 14, 2004
Richard Kehmeier	Director	59	December 1, 2005

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

Scott Praill has served on our Board of Directors since September 2003.  Since 2004 Mr. Praill has been a self-employed financial consultant and since June 2007 he has served as the Chief Financial Officer of Strata Oil & Gas Inc. which is a publicly traded company listed on the OTC:BB.  From November 1999 to October 2003, he was the Director of Finance of Inflazyme Pharmaceuticals.   Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome (1999) and Westcoast Energy (1998), and was a Senior Accountant for Price Waterhouse (1993 – 1996), where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance.   His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating  public  company  operating  results  through financial statement and financial  ratio  analysis; and reviewing financial internal control systems and preparing  reports for presentation to Audit Committees and Boards of Directors.  Mr. Praill  has  extensive  experience  in public  company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the  preparation  and  review  of  financial statements.  Mr. Praill has earned the following designations:  Chartered Accountant  (BC, 1996), Certified Public Accountant  (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

Robert Cann has served as Director for American Goldrush since October 14, 2004. Mr. Cann is a professional geologist with extensive experience in exploration project management and geological consulting. Since graduating with his B.Sc. in Geology and his M.Sc. in Economic Geology in 1979 (both from the University of British Columbia), Mr. Cann has worked in a senior capacity for some of the world’s leading mining companies, including Rio Algom and Cameco Corporation. From July 2002 to present, Mr. Cann has been employed by Entrée Gold Inc. where he is currently the Vice President, Exploration.  Mr. Cann has acted as project manager on multiple large-scale integrated exploration projects in Canada, Central America and South America, and has acted as exploration manager on exploration projects in diverse regions such as Mongolia, Honduras and Mexico. Mr. Cann is fluent in English and Spanish, and is a member of the Geological Association of Canada, the Association of Professional Engineers and Geoscientists, the Canadian Institute of Mining and Metallurgy, and the Canadian Information Processing Society. Mr. Cann has co-authored several scientific articles for geological publications. Mr. Cann has worked as an independent consulting geologist since 1988.

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

6.B.  Compensation

Cash Compensation

With the exception of Richard Kehmeier, none of our officers or directors have received or earned any compensation or bonus for services rendered in the 2007 or 2006.  Commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company.  The monthly fees owing to Mr. Kehmeier shall continue as long as he continues to serve as a Director of the Company.  During the fiscal year ended December 31, 2007, such monthly payments made to Mr. Kehmeier totaled $6,472 (USD $6,000).

We do not maintain key-man life insurance for any of our executive officers or directors.

Table No. 5
Outstanding Equity Awards as at December 31, 2007

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)

Andrew Gourlay(2)	200,000	$0.25	11/28/05	11/28/15	$0.10	133,667	66,333	$14,200
Scott Praill(3)	100,000	$0.25	11/01/05	11/01/15	$0.10	66,667	33,333	$7,100
Robert Cann(3)	100,000	$0.25	11/01/05	11/01/15	$0.10	66,667	33,333	$7,100
Richard Kehmeier	Nil	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2007 filed with this Form 20-F.

(2) Mr. Gourlay was granted 200,000 options on November 28, 2005.  The options vest in equal installments of 33,333 every six months commencing May 28, 2006 and ending November 28, 2008.

(3) Mr. Praill and Mr. Cann were granted 100,000 options each on November 1, 2005.  The options vest in equal installments of 16,667 every six months commencing May 1, 2006 and ending November 1, 2008.

No stock options were granted to officers or directors in 2007 or 2006.  No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

6.E.  Share Ownership

Table No. 6 lists, as of May 22, 2008 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 6
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(3)

Common	Scott Praill (1)	30,083,333	72.3%
Common	Andrew Gourlay (2)	166,667	*
Common	Richard Kehmeier	-	*
Common	Robert Cann (2)	83,333	*
	Total Directors / Senior Management	30,333,333	72.3%

* Represents less than 1%.

(1)
30,000,000 of the shares owned by Mr. Praill are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  The balance of 83,333 shares relate to stock options that are currently exercisable or exercisable within 60 days.

(2)	These shares are represented by share purchase options that are currently exercisable or exercisable within 60 days.

(3)	Based on 41,613,920 shares outstanding as of May 22, 2008.

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
(d)           options to acquire no more than 10% of the issued shares of the Company may be granted to anyinsiders in any 12-month period;
(e)           the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstandingshares within a one year period
(f)           the issuance of shares to an insider of the Company and his or her associates under the Plan and allother compensation arrangements, within a one year period, may not exceed 5% of the issued andoutstanding shares.
(g)           unless otherwise determined by the Option Committee, all vested options expire 30 days following thedate of resignation or termination of the option holder;

(h)           in the event of an option holder’s death, the option holder’s personal representative may exercise anyportion of the option holder’s vested outstanding options for a period of one year following the optionholder’s death, with the consent of the board of directors.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2007.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company has one Shareholder who owns more than 5% of the issued shares.  As at May 22, 2008 Scott Praill has beneficial ownership of 30,083,333 shares, or 72.3% of the common shares.

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

7.A.2.  Canadian Share Ownership.

As of May 22, 2008, the Company’s shareholders’ list showed 41,613,920 common shares outstanding and 53 shareholders.  The Company’s shares have not yet traded on a public exchange and as such all shareholders of the Company are resident in Canada.

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

Amounts Owing to Senior Management/Directors

At December 31, 2007 and 2006 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2007, 2006, and 2005.

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

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona.  The Company may exercise the option by making cash payments totaling CDN $27,294 (USD $25,000) and incurring net expenditures on the property of at least CDN $119,793 (USD $120,000) by March 24, 2010.  The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively. The Company also met its obligation with respect to minimum exploration expenditures for 2007.

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 payment on June 1, 2007 and also met its obligations with respect to the minimum exploration expenditures for 2007.

On July 14, 2006 we entered into a property option agreement with James Sorrell to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property.  We made an initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and we may exercise our option by making further cash payments totalling CDN $822,908 (USD $825,000) by May 31, 2012 and incurring net expenditures of CDN $675,405 (USD $675,000) by May 31, 2009.  Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost.  The Company has agreed to pay a fee equal to 10% of the Property Option Payments made to James Sorrell during the first three years of the Margarita Property Option Agreement.  It is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $30,730 (USD $31,000).  If the Company terminates the Margarita Property Option Agreement, the Company will not owe any further payments under the Finder’s Fee Agreement.  If it has not been terminated earlier, the Finder’s Fee Agreement will terminate automatically on July 14, 2009.  On May 31, 2007 the Company made the property option payment of CDN $54,650 (USD $50,000) and the related finders’ fee payment of CDN

$5,465 (USD $5,000) and also met its obligations with respect to the minimum exploration expenditures for 2007.

On January 29, 2008, the Company entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp. (“Patriot”) to assign the Company’s rights and obligations under the Margarita Property Option Agreement to Patriot.  Pursuant to the Agreement, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

ITEM 9.  THE OFFER AND LISTING

9.C.  Markets

Admission to Quotation on the OTC Bulletin Board

In April 2008 we applied to the NASD to have our common stock be quoted on the OTC Bulletin Board but have not yet received approval for our shares to trade on the OTC Bulletin Board.  As a result there currently isn’t a market for our shares.  If a market is not created for our securities on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it

(1) is not situated in a single location but operates through communication of bids, offers andconfirmations  between broker-dealers, and

(2) securities admitted to quotation are offered by one or more Broker-dealers rather than the"specialist" common to stock exchanges.

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

7.
On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona.  The Company may exercise the option by making cash payments totalling CDN $27,294 (USD $25,000) and incurring net expenditures on the property of at least CDN $119,793 (USD $120,000) by March 24, 2010.  The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively. The Company also met its obligation with respect to minimum exploration expenditures for 2007.

8.
On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totaling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 payment on June 1, 2007 and also met its obligations with respect to the minimum exploration expenditures for 2007.

9.
On July 14, 2006 we entered into a property option agreement with James Sorrell to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property.  We made an initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and we may exercise our option by making further cash payments totaling CDN $822,908 (USD $825,000) by May 31, 2012 and incurring net expenditures of CDN $675,405 (USD $675,000) by May 31, 2009.  Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement with Fred Brost under which it is estimated that if the Company makes all of the scheduled property option payments to Mr. Sorrell, the amount paid under the Finder’s Fee Agreement to Mr. Brost will be CDN $30,730 (USD $31,000).  On May 31, 2007 the Company made the property option payment of CDN $54,650 (USD $50,000) and the related finders’ fee payment of CDN $5,465 (USD $5,000) and also met its obligations with respect to the minimum exploration expenditures for 2007.

10. On January 29, 2008, the Company entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp. (“Patriot”) to assign the Company’s rights and obligations under the Margarita Property Option Agreement to Patriot.  Pursuant to the Agreement, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

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

To the extent the Company engages in transactions in US dollars, the results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Andrew Gourlay.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Company’s Principal Executive Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

♦	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
♦	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
♦
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

Limitations of Controls and Procedures

The Company’s management, including the Principal Executive Officer and Principal Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Dunwoody LLP in 2007 and 2006 were:

Fiscal Year ended December 31	Fiscal year	Fiscal year
Principal Accountant Fees and Services	2007	2006

Audit Fees	$18,000	$32,740
Audit related fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All other fees	$Nil	$Nil
Total	$18,000	$32,740

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

American Goldrush Corporation
(An Exploration Stage Company)
Financial Statements
December 31, 2007 and 2006
(Stated in Canadian Dollars)

American Goldrush Corporation
(An Exploration Stage Company)
Financial Statements
December 31, 2007 and 2006

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
ancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of
American Goldrush Corporation

We have audited the Balance Sheets of American Goldrush Corporation (an Exploration Stage Company) as at December 31, 2007 and 2006 and the Statements of Loss and Comprehensive Loss, Cash Flows and Changes in Stockholders’ Equity (Capital Deficit) for the years ended December 31, 2007, 2006 and 2005 and the cumulative period from August 8, 2003 (inception date) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005, and the cumulative period from August 8, 2003 (inception date) to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 6, 2008

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
ancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors and shareholders dated May 6, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
May 6, 2008

AMERICAN GOLDRUSH COPORATION
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

December 31	2007	2006

ASSETS

Current
Cash and cash equivalents	$54,659	$407,656
Receivables	7,714	6,991
Prepaid expenses	700	235
	63,073	414,882

Reclamation deposit (Note 4)	21,261	3,367
	$84,334	$418,249

LIABILITIES

Current
Accounts payable and accrued liabilities	$30,394	$59,161

Stockholders’ equity

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued:
41,613,920 (2006 – 41,613,920) common shares (Note 7)	684,442	684,442
Contributed surplus	1,867,570	1,826,463
Deficit accumulated during the exploration stage	(2,498,072)	(2,151,817)
	53,940	359,088
	$84,334	$418,249

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

					AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,				(INCEPTION)
					TO
					December 31,
	2007		2006	2005	2007 (cumulative)

Expenses
Mineral property acquisition and
exploration expenditures (Note 3)		$251,693	$163,474	$1,947	$427,114
Office and sundry		21,042	18,398	12,351	66,844
Rent		2,640	2,640	2,640	11,031
Professional fees		28,405	56,053	48,787	207,025
Transfer agent fees		584	2,396	-	3,838
Directors’ fees		6,472	6,891	596	13,959
Loss on bridge loan conversion (Note 5)		-	51,210	-	51,210
Share-based compensation (Note 6)		-	1,500,000	-	1,500,000
Stock-based compensation (Note 7)		41,107	144,478	35,075	220,660

Total expenses		(351,943)	(1,945,540)	(101,396)	(2,501,681)

Interest income		7,077	3,534	-	10,611
Interest expense		-	(281)	(1,737)	(2,018)
Foreign exchange gain (loss)		(1,389)	(3,802)	207	(4,984)

Net loss and comprehensive loss for the period		$(346,255)	$(1,946,089)	$(102,926)	$(2,498,072)

Loss per share – basic and diluted	$	(0.01)	$(0.05)	$0.00
Weighted average shares outstanding		41,613,920	40,997,133	39,557,350

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				DECEMBER 31,
	2007	2006	2005	2007 (cumulative)

Cash flows from operating activities
Net loss for the period	$(346,255)	$(1,946,089)	$(102,926)	$(2,498,072)

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion (Note 5)	-	51,210	-	51,210
Share-based compensation (Note 6)	-	1,500,000	-	1,500,000
Stock-based compensation (Note 7)	41,107	144,478	35,075	220,660
Change in receivables	(723)	(5,275)	861	(7,714)
Change in prepaid expenses	(465)	1,790	(1,790)	(700)
Change in accounts payable and accrued liabilities	(28,767)	38,371	(10,526)	30,394
Change in accrued interest payable	-	281	1,737	2,018
Net cash used in operating activities	(335,103)	(215,234)	(77,569)	(702,204)

Cash flows from investing activities
Reclamation deposit	(17,894)	(3,367)	-	(21,261)
Net cash used in investing activities	(17,894)	(3,367)	-	(21,261)

Cash flows from financing activities
Issuances of common stock	-	606,250	-	706,985
Proceeds from bridge loans (Note 5)	-	-	71,139	71,139
Net cash from financing activities	-	606,250	71,139	778,124

Increase (decrease) in cash and cash equivalents	(352,997)	387,649	(6,430)	54,659

Cash and cash equivalents, beginning of period	407,656	20,007	26,437	-

Cash and cash equivalents, end of period	$54,659	$407,656	$20,007	$54,659

Supplemental information

Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity (Note 5)	$-	$73,157	$-	$73,157

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)

(Stated in Canadian Dollars)

			DEFICIT
	COMMON STOCK		ACCUMULATED
	NUMBER OF		DURING THE
	COMMON		EXPLORATION	CONTRIBUTED
	SHARES	AMOUNT	STAGE	SURPLUS	TOTAL

Shares issued to founders on inception	30,000,000	$-	$-	$-	$-
Private placement, common share issuances for cash at $0.01 per share in October, 2003 (Note 7)	9,500,000	95,000	-	-	95,000
Net loss for the period	-	-	(14,261)	-	(14,261)

Balance, December 31, 2003	39,500,000	95,000	(14,261)	-	80,739
Private placement, common share issuances for cash at $0.10 per share in January, 2004 (Note 7)	57,350	5,735	-	-	5,735
Net loss for the year	-	-	(88,541)	-	(88,541)

Balance, December 31, 2004	39,557,350	100,735	(102,802)	-	(2,067)
Stock-based compensation (Note 7)	-	-	-	35,075	35,075
Net loss for the year	-	-	(102,926)	-	(102,926)

Balance, December 31, 2005	39,557,350	100,735	(205,728)	35,075	(69,918)
Conversion of bridge loans to equity in January 2007 (Note 5)	731,570	73,157	-	51,210	124,367
Private placement, common share issuances for cash at $0.50 per share in June, 2006 (Note 7)	1,100,000	454,300	-	95,700	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	225,000	56,250	-	-	56,250
Stock-based compensation (Note 7)	-	-	-	144,478	144,478
Share-based compensation (Note 6)		-	-	1,500,000	1,500,000
Net loss for the year	-	-	(1,946,089)	-	(1,946,089)

Balance, December 31, 2006	41,613,920	684,442	(2,151,817)	1,826,463	359,088

Stock-based compensation (Note 7)	-	-	-	41,107	41,107
Net loss for the year	-	-	(346,255)	-	(346,255)

Balance, December 31, 2007	41,613,920	$684,442	$(2,498,072)	$1,867,570	$53,940

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

1.           OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral exploration).  The Company is primarily engaged in the acquisition and exploration of mining properties in North America.  In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia.  The Property Option Agreement was amended in November, 2004, and on November 23, 2005 the Company terminated the Property Option Agreement.  During 2006, the Company entered into three separate Property Option Agreements to acquire an option on two properties in Arizona and one in British Columbia, Canada.  Subsequent to December 31, 2007, one of the Arizona properties was assigned to a third party (Note 3).

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $2,498,072 for the period from August 8, 2003 (inception) to December 31, 2007 and has no source of revenue.  The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.           SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. All figures are reported in Canadian dollars. The significant accounting policies are summarized as follows:

a)  Change in Accounting Policies

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income”.

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in net income; available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

2.           SIGNIFICANT ACCOUNTING POLICIES - Continued

a)  Change in Accounting Policies - continued

other comprehensive income; financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity (Capital deficit) during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

These standards have been applied retrospectively with no restatement of comparative amounts for prior periods.  The Company has evaluated and concluded that there was no impact on the deficit accumulated during the exploration stage as of January 1, 2007 and during the current fiscal year.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

c) Mineral Property Payments and Exploration Costs

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

To December 31, 2007, all exploration and option payments have been charged to expense.

d) Use of Estimates

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

e) Foreign Currency Transactions

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

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

2.           SIGNIFICANT ACCOUNTING POLICIES - Continued

f) Stock-based compensation

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

g) Loss Per Share

The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share.  Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period.  Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 32,813,140, 32,813,140, and 29,500,000 in 2007, 2006 and 2005 respectively were not included in the computation of diluted loss per share because the effect was anti-dilutive.

h) Income Taxes

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

j) Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values due to the demand or short-term maturities of these instruments.

k) Recently Released Canadian Accounting Standards

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its financial statements.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its financial statements.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

2.           SIGNIFICANT ACCOUNTING POLICIES – Continued

(l) International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In March 2008, the AcSB issued a report confirming the transition date will be on January 1, 2011 for the conversion to IFRS.  The proposed transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.           MINERAL PROPERTY INTERESTS

The following table lists mineral property acquisition and exploration expenditures incurred on the Company’s properties to December 31, 2007.

	Margarita	South Vulture	GQ	Other	Total
Balance at December 31, 2005 (1)	$-	$-	$-	$11,947	$11,947
2006 Expenditures
Property acquisition and option payments	70,966	8,735	-	-	79,701
Geological and geophysical	23,332	16,173	10,341	-	49,846
Assaying and analysis	1,135	483	2,282	-	3,900
Camp and field supplies	171	205	452	-	828
Travel and accommodation	6,407	265	205	-	6,877
Consulting	20,927	1,395	-	-	22,322
Total 2006 expenditures	122,938	27,256	13,280	-	163,474

Balance at December 31, 2006	122,938	27,256	13,280	11,947	175,421
2007 Expenditures
Property acquisition and option payments	89,255	5,870	10,615	-	105,740
Geological and geophysical	53,833	7,475	23,359	-	84,667
Assaying and analysis	-	9,868	6,756	-	16,624
Camp and field supplies	627	1,987	1,890	-	4,504
Travel and accommodation	2,885	2,997	2,444	-	8,326
Consulting	26,177	5,655	-	-	31,832
Total 2007 expenditures	172,777	33,852	45,064	-	251,693
Balance at December 31, 2007	$295,715	$61,108	$58,344	$11,947	$427,114

(1)The only expenditures incurred in 2005 were $1,947 for claim staking costs and in 2004 the only expenditures related to $10,000 in property option payments.  In 2005 and 2004, all expenditures related to the Company’s now abandoned Taylor Claims.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

3.           MINERAL PROPERTY INTERESTS - Continued

South Vulture Property

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

Date	Cash Payments		Expenditures
	CDN	USD	CDN	USD
On or before March 24, 2007	$5,870	$5,000	$10,750	$10,000
On or before March 24, 2008	$5,660	$5,000	$19,826	$20,000
On or before March 24, 2009	$4,957	$5,000	$39,652	$40,000
On or before March 24, 2010	$4,957	$5,000	$49,565	$50,000

The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively. The Company also met its obligation with respect to minimum exploration expenditures for 2007.

GQ Property

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

In addition, the Company is subject to a 2% net smelter return royalty to the optionor upon production. The Company, upon the payment of $500,000, has the option (exercisable for 90 days following completion of a bankable feasibility study) to buy up to one-half (50%) of the optionor’s net smelter return interest (1% net smelter return).  The Company made the $10,000 payment on June 1, 2007 and also met its obligations with respect to the minimum exploration expenditures for 2007.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

3.           MINERAL PROPERTY INTERESTS - Continued

Margarita Property

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

Date	Cash Payments		Expenditures
	CDN	USD	CDN	USD
On or before May 31, 2007	$54,650	$50,000	$80,625	$75,000
On or before May 31, 2008	$99,130	$100,000	$297,390	$300,000
On or before May 31, 2009	$123,913	$125,000	$297,390	$300,000
On or before May 31, 2010	$148,695	$150,000	-	-
On or before May 31, 2011	$198,260	$200,000	-	-
On or before May 31, 2012	$198,260	$200,000	-	-

In addition, the Company is subject to a 2% net smelter return royalty to the optionor upon production. The Company has the option (exercisable for 90 days following completion of a bankable feasibility study) to buy the optionor’s net smelter return interest for CDN $495,650 (USD $500,000) per 1% increment or CDN $991,300 (USD $1,000,000) for the entire 2% net smelter return interest.

Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement.  The Company has agreed to pay a fee equal to 10% of the Property Option Payments made during the first three years of the Margarita Property Option Agreement.  Upon execution of the Margarita Property Option Agreement the Company paid CDN $3,930 (USD $3,500) under the Finder’s Fee Agreement.  It is estimated that if the Company makes all of the scheduled property option payments, the amount paid under the Finder’s Fee Agreement will be CDN $30,730 (USD $31,000).

On May 31, 2007 the Company made the property option payment of CDN $54,650 (USD $50,000) and the related finders’ fee payment of CDN $5,465 (USD $5,000) and also met its obligations with respect to the minimum exploration expenditures for 2007.

On January 29, 2008, the Company entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp. (“Patriot”) to assign the Company’s rights and obligations under the Margarita Property Option Agreement to Patriot.  Pursuant to the Agreement, Patriot assumed the rights, and agreed to perform all of the duties and obligations, of the Company arising under the Margarita Property Option Agreement. Simultaneous with the execution and delivery of the Agreement, Patriot paid the Company CDN $201,600 (USD $200,000) which amount represents the full payment and satisfaction for the assignment to Patriot by the Company.  Included in the assignment to Patriot were, without limitation, all sums incurred by the Company in connection with its exploration of the Margarita Property which includes the refunding of the reclamation bond previously paid by the Company to the Forest Service in Arizona, all expenditure credits incurred by the Company prior to the execution of the Agreement and all property option payments made to the Margarita Property. In addition, as the Company also assigned all of its rights and obligations under the Finders’ Fee Agreement to Patriot, it is no longer required to make further payments.  Subsequent to the execution of the Agreement, the Company did not retain any interest in the Margarita Property.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

4.           RECLAMATION DEPOSIT

The Company has been granted exploration permits from the state of Arizona for the Margarita and South Vulture Properties.  As part of the application process, the Company paid a refundable deposit to the State for the estimated reclamation costs associated with the planned exploration programs for the respective properties.  Upon completion of any required reclamation, the Company will receive a refund of the deposit.  Subsequent to December 31, 2007 (note 3) the Company disposed of the Margarita Property and as part of the disposition received a refund of CDN $17,894 (USD $17,000) relating to its reclamation deposit on the Margarita (Note 3).  The remaining balance related to the South Vulture Property is $3,367.

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

Together with the estimated fair value of the common shares of $0.10 per share, the aggregate fair value of the total consideration given on this conversion was $124,367.   As a result, the Company recognized a loss of $51,210 on the Statements of Loss at December 31, 2006.

6.           RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are disclosed as follows:

On January 23, 2006, the Company’s founding President resigned and terminated his relationship with the Company.  On the same day 15,000,000 shares of the common stock of the Company held by the former President were gifted by the former President to the Company’s other founding Director, pursuant to an assignment, dated January 23, 2006, among the former President, the other founding Director and the Company.  No consideration was paid by the Director for the gifting of such shares.  The gifted common shares are subject to the Company’s right, exercisable at any time, to purchase any or all of these shares at a purchase price of $0.01 per share.  The Company has the right until, at its sole discretion, it decides to terminate the agreement.  Due to this transaction having taken place between related parties, it was not undertaken at market value.  As a result, at December 31, 2006 the Company had recognized $1,500,000 in stock-based compensation in respect of the estimated value of the common shares at the date of the agreement.

The Company pays one of its Directors USD $500 per month for serving on its Board of Directors.  Total fees of $6,472 (2006 - $6,891and 2005 - $596) were paid in 2007.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

7.           SHARE CAPITAL

a) Common Shares

During the period from inception (August 8, 2003) to December 31, 2007, the Company had the following transactions:

On inception date, the Company issued 30 million common shares to the Company’s founders for nil consideration.  The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share.

In October 2003, the Company issued 9.5 million units at $0.01 per unit.  Each unit consisted of one common share, one Class A warrant exercisable at $0.10 per share until October 30, 2008, one Class B warrant exercisable at $1.46 per share until October 30, 2009 and one Class C warrant exercisable at $1.52 per share until October 30, 2010.  Originally, all of the warrants were to have vested on October 30, 2006.  By way of letter agreements with each individual warrant holder the Company and each respective warrant holder have agreed to extend the vesting dates of these warrants.  The warrant vesting provisions have been extended from October 30, 2006 to October 30, 2007 with respect to the Class A Warrants, to April 30, 2008 with respect to the Class B Warrants and to October 30, 2008 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

Pursuant to new letter agreements dated February 28, 2008 with to each respective warrant holder, the Warrant vesting date was further extended from April 30, 2008 to April 30, 2009 with respect to the Class B Warrants and from October 30, 2008 to October 30, 2009 with respect to the Class C Warrants.  In addition, the Warrant expiration date has been extended from October 30, 2009 to October 30, 2010 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  The terms of the Class A Warrants have not been changed and all other terms of the Warrant agreements remain unchanged.

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

No options were granted during 2007 or 2006 while 1,200,000 options were granted to non-employees in 2005.  The Company revalues stock options until their respective vesting dates.  The stock-based compensation expense is amortized over the vesting period.  For the year ended December 31, 2007, the Company has recognized $41,107 (2006 - $144,478, 2005 -$35,075) in stock-based compensation for stock options granted

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

7.           SHARE CAPITAL - Continued
b) Stock Options - continued

in 2005.  The fair value of each option granted is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2005

Risk-free interest rate	4.06%
Dividend yield	Nil
Expected volatility	75.8%
Expected average option term (years)	10.0

Because our common stock does not yet trade in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options.  No options were granted in 2007 or 2006 and the weighted average fair value of options granted during 2005 was $0.07 per option.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, August 8, 2003 (inception) to December 31, 2004	-	$-
Options granted	1,200,000	$0.25
Options cancelled	(200,000)	$0.25
Balance, December 31, 2005	1,000,000	$0.25
Options exercised	(225,000)	$0.25
Options cancelled	(125,000)	$0.25

Balance, December 31, 2006 and 2007	650,000	$0.25

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2007:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

$ 0.25	650,000	7.86	$ 0.25	516,667	$ 0.25

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

7.           SHARE CAPITAL - Continued

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2004 and 2005	28,500,000	$1.03
Warrants issued	3,663,140	$0.90
Balance, December 31, 2006 and 2007	32,163,140	$1.02

The following table lists the warrants outstanding at December 31, 2007.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry date
9,500,000	9,500,000	$0.10	October 30, 2008
9,500,000	-	$1.46	October 30, 2010
9,500,000	-	$1.52	October 30, 2011
731,570	-	$0.25	January 27, 2011
731,570	-	$0.50	January 27, 2012
1,100,000	-	$1.00	June 16, 2011
1,100,000	-	$1.50	June 16, 2012
32,163,140	9,500,000

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

8.           INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2007	2006
Tax loss carry-forwards	$78,000	$87,084
Exploration expenditures	104,000	51,324
Share issue costs	2,000	5,203
Valuation allowance	(184,000)	(143,611)
Future income tax asset (liability)	$-	$-

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2007	2006	2005
Benefit at Canadian statutory rates	$(118,000)	(664,006)	$(36,662)
Permanent difference	-	17,463	-
Effect of reduction in rate	62,000	2,558	-
Non-deductible stock option compensation	14,000	561,096	12,528
Increase in valuation allowance	42,000	82,879	24,134
	$-	$-	$-

The Company’s future tax assets include the tax effect relating to approximately $9,000 (2006 - $15,000) of future tax deductions for share issue costs.  If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Loss.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $301,000 expiring in various amounts from 2010 to 2027.  The Company also has cumulative deferred exploration expenses of approximately $402,000 (2006 – $150,000) to offset future taxable income.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  There are no material differences between these principles and United States generally accepted accounting principles ("US GAAP").

(b)
Prior to 2006, under US GAAP, the Company applied SFAS No. 123, “Accounting for Stock-Based Compensation” ("SFAS 123") and SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123” to account for all stock based compensation arrangements granted using the fair value based method prescribed in SFAS 123. Stock-based compensation for non-employees was re-measured on each balance sheet date until such options vest. Compensation expense was recognized immediately for past services and pro-rata for future services over the option-vesting period.

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards No. 123R, "Accounting for Stock-based Compensation" (“SFAS 123(R)”), and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS 123(R), the Company followed SFAS 123 “Accounting for Stock-Based Compensation” to account for all stock-based compensation. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard. Since the Company had previously been using the fair value based method in accounting for all stock-based compensation, the adoption of the new standard did not have a material effect on the consolidated financial statements, nor yield any differences between Canadian GAAP and US GAAP.

(c)	Recently issued US accounting pronouncements:

SFAS 157

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.

SFAS 141R

In December 2007, the FASB issued SFAS 141R “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

(c)                 Recently issued US accounting pronouncements - continued:

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

ITEM 19.  EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
4.1(1)	Agreement between the Company and Ronald Blomkamp dated September 30, 2003
4.2(1)	Agreement between the Company and Scott Praill dated September 30, 2003
4.3(1)	Property Option Agreement with Randy Polischuk
4.4(4)	Amendment No. 1 to the Polischuk Property Option Agreement
4.5(5)	Assignment Agreement dated January 23, 2006, among the Company, Scott Praill, and Ronald C. Blomkamp
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Igman Consulting
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Fred Coombes
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Trevor Newton
4.7(7)	Property Option Agreement dated March 24, 2006, between the Company and Fred Brost
4.8(8)	Property Option Agreement dated as of June 1, 2006, between the Company and Warner Gruenwald
4.9(9)	Property Option Agreement dated as of July 14, 2006, between the Company and James Sorrell
4.10(9)	Finder’s Fee Agreement dated July 14, 2006 between the Company and Fred Brost
4.11(11)	Assignment and Assumption Agreements, dated January 29, 2008, by and between American Goldrush Corp. and Patriot Gold Corp.
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification

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
11. Previously filed with the Company’s form 6-K submitted to the SEC on February 1, 2008.

* Filed herewith.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Goldrush Corp. SEC File No. 000-51337 Registrant

Dated: May 22, 2008	Signed: /s/ Andrew Gourlay
Andrew Gourlay
Director, Chairman, President, Chief Executive and Operating Officer and Secretary

Dated: May 22, 2008	Signed: /s/ Scott Praill
Scott Praill
Director

Dated: May 22, 2008	Signed: /s/ Robert Cann
Robert Cann
Director

Dated: May 22, 2008	Signed: /s/ Richard Kehmeier
Richard Kehmeier
Director