Form 20-F
period 2008-12-31
AMERICAN GOLDRUSH CORP
filed 2009-07-01
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

Alberta, Canada
(Jurisdiction of incorporation or organization)

11215 Jasper Avenue, Suite 505, Edmonton, Alberta, Canada T5K 0L5
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 41,613,920 shares outstanding as of December 31, 2008 and June 10, 2009.  No preferred shares issued and outstanding.

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
Item 17 [  ] Item 18 [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes [  ]  No [X]

Index to Exhibits on Page ___

AMERICAN GOLDRUSH CORP.

FORM 20-F ANNUAL REPORT 2008

TABLE OF CONTENTS

Mining Glossary		i

Introduction		ii
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	10
Item 4A.	Unresolved Staff Comments	10
Item 5.	Operating and Financial Review and Prospects	22
Item 6.	Directors, Senior Management and Employees	29
Item 7.	Major Shareholders and Related Party Transactions	35
Item 8.	Financial Information	37
Item 9.	The Offer and Listing	39
Item 10.	Additional Information	39
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 12.	Description of Other Securities Other Than Equity Securities	44

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	45
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	45
Item 15.	Controls and Procedures	45
Item 16.	Reserved	46
Part III

Item 17.	Financial Statements	48
Item 18.	Financial Statements	48
Item 19.	Exhibits	78

Financial Statements		49

Signature Page		80

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

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

In this Annual Report, the “Company”, “American Goldrush Corp.”, “Goldrush”, "we", "our", and "us", refer to American Goldrush Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 505, 11215 Jasper Avenue, Edmonton, Alberta  T5K 0L5.

BUSINESS OF AMERICAN GOLDRUSH CORP.

American Goldrush Corp. is principally a company engaged in the acquisition and exploration of mineral properties. The Company currently has entered into one property option agreements relating to a property in British Columbia, Canada.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for the fiscal years ended December, 31, 2008, 2007 and 2006 and for the fiscal period from August 8, 2003 (inception) to December, 31, 2008 was derived from the financial statements of the Company that have been audited by BDO Dunwoody LLP independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 1
Selected Financial Data
(CDN$)

	Year	Year	Year	Year	August 8, 2003 (inception) to December 31, 2004
	Ended 12/31/08	Ended 12/31/07	Ended 12/31/06	Ended 12/31/05

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$(54,979)	($351,943)	($1,945,540)	($101,396)	($102,802)
Loss from operations	$(54,979)	($351,943)	($1,945,540)	($101,396)	($102,802)
Net Loss and Other Comprehensive Loss	$(23,415)	($346,255)	($1,946,089)	($102,926)	($102,802)
Basic and diluted (Loss) Per Share	($0.00)	($0.01)	($0.05)	($0.00)	($0.00)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	41,613,920	41,613,920	40,997,133	39,557,350	-
Period-end Shares	41,613,920	41,613,920	41,613,920	39,557,350	39,557,350

Working Capital (deficiency)	$152,170	$32,679	$355,721	($69,918)	($2,067)
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Share Capital	$684,442	$684,442	$684,442	$100,735	$100,735
Shareholders’ Equity (Capital Deficit)	$155,537	$53,940	$359,088	($69,918)	$(2,067)
Total Assets	$177,823	$84,334	$418,249	$23,748	$29,249

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2008, 2007 and 2006, the average rates for the period and the range of high and low rates for the period.  The data for April 2009 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

April 2009	1.22	1.19	1.27	1.19
March 2009	1.26	1.22	1.31	1.26
February 2009	1.25	1.22	1.27	1.27
January 2009	1.23	1.18	1.28	1.23
December 2008	1.23	1.19	1.30	1.22
November 2008	1.22	1.15	1.30	1.24

Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17

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

RISKS RELATING TO OUR COMPANY

1.
As only our directors, Messrs. Noland, Kehmeier, Coale and Diakiw, have technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified consultants. If we cannot locate qualified consultants, we may have to suspend or cease operations which will result in the loss of your investment.

Only our directors, Messrs. Noland, Kehmeier, Coale and Diakiw, have experience with exploring for, starting, and operating a mine. Except for these four individuals, none of our executive officers have any technical training or experience in exploring for, starting, and operating a mine. As such, we will have to hire qualified consultants to perform surveying and exploration of our properties. The other executive officers and director have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

2.
Not all of our properties have been examined by a professional geologist or mining engineer and we have no known mineral reserves on any of our properties. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

The GQ property has not been examined by a professional geologist or mining engineer.  As such, we have no known mineral reserves on our property. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from our property, we cannot generate income and in such a situation, we will have to cease operations which will result in the loss of your investment.

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

4.
Since Messrs. Noland, Kehmeier, Coale and Diakiw, directors of the Company, have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic. This may result in periodic interruptions or suspensions of exploration which may result in the loss of your investment.

Since our directors and executive officers have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Noland, Kehmeier, Coale and Diakiw. As a result, exploration of our properties may be periodically interrupted or suspended.

5.	Our auditors’ opinion on our December 31, 2008 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $2,521,487 for the period from August 8, 2003 (inception) to December 31, 2008.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2008.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

We will require additional funds to meet our obligations under our existing property option agreements and to acquire and development interests in new properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately CDN $128,000 to fund our continued operations for the next twelve months. With the proceeds of $201,600 received in January 2008 from the assignment of the Margarita Property we have sufficient cash to meet our minimum obligations for the next twelve months.  However, in the future, or if we expand our operations in the next twelve months,  additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7.
If we do not continue to make payments under our Property Option Agreement for our property, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have currently secured, under our Property Option Agreement, the right to acquire a 100% interest in the property.  Pursuant to the Option Agreement, we may continue to exercise the option only by making a series of annual cash payments and incurring net expenditures on the property.  See the Property option agreement description located in the section entitled “Section 4.D - Property Plant, and Equipment” of this 20-F for a more detailed description of the Option Agreement. If we do not make the required payments or incur the required expenditures in accordance with the Option Agreement we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest.  Our property option agreement is separate from any other and one agreement will not impact our rights under any of the other agreements.

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

We are presently dependent to a great extent upon the experience, abilities and continued services of Paul Noland, our Director, Chairman, President, Chief Executive Officer and Operating Officer. Mr. Noland, who currently spends approximately 1 day per week working on the Company’s business, has an extensive background in the natural resource exploration industry and the loss of his services would negatively impact our operations. If we lost the services of this individual we would be forced to find other qualified management to assist us in location and exploration of a property. This would be costly to us in terms of both time and expenses.  We do not maintain an employment agreement with Mr. Noland nor do we have key-man life insurance on him. Therefore, if we were unable to replace the services and experience of Mr. Noland, we may be forced to discontinue our operations.

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

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote 72.1% of our outstanding common stock.  As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

As of June 10, 2009, we had 41,613,920 common shares issued and outstanding, warrants outstanding to purchase an aggregate of 32,163,140 common shares and stock options outstanding to purchase an aggregate of 500,000 common shares.  All of these shares and those shares underlying the warrants have been registered and may be sold without restriction.  If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005.  No stock options were granted in 2008, 2007 or 2006.  Such common shares underlying stock options are freely tradable upon exercise of such options.

22.  There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

We have applied for admission for quotation of our securities on the OTC Bulletin Board, and as of October 2008 have received approval to trade under the symbol AGRUF.  There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.    If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

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

27.  Because our Company and one of our directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

Our Company and one of our directors are located outside of the United States and we do not maintain a permanent place of business within the United States.  In addition, one of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

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

South Vulture Property

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona.  The Company may exercise the option by making cash payments totalling CDN $27,294 (USD $25,000) and incurring net expenditures on the property of at least CDN $119,793 (USD $120,000) by March 24, 2010.  The Company paid the initial CDN $5,850 (USD $5,000) deposit as required under the Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively.  On February 24, 2009, the Company terminated the Property Option Agreement.

GQ Property

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 and $20,000 payment on June 1, 2007 and 2008 respectively and also met its obligations with respect to the minimum exploration expenditures for 2007 and 2008.

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

For the period from August 8, 2003 (inception) to December 31, 2008, we did not generate any revenue.

Our principal offices are located at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5; our telephone number is (780) 628-2518. We do not yet maintain an Internet address.

4.B. BUSINESS OVERVIEW

We are an exploration stage company incorporated under the Canada Business Corporations Act in British Columbia, Canada on August 8, 2003 under the name “American Goldrush Corporation.”  Our registered office, head office and principal place of business located at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.  Our telephone number is (780) 628-2518.

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

4.D. PROPERTY, PLANT AND EQUIPMENT

CORPORATE OFFICES

We do not own any real property.  We currently lease our corporate headquarters at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.  We believe that our rented properties are adequate for our current and immediately foreseeable operating needs.  We do not have any policies regarding investments in real estate, securities or other forms of property.

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

During 2007 the Company completed a gird-controlled Mobil Metal Ion (MMI) survey.  A total of 180 soil samples were collected from a depth of 10-25 cm below the point at which soil formation was initiated. The samples were taken in the southwest quarter of the property and covered an area 1,600 meters by 1,900 meters.  Samples were bagged and shipped to SGS Laboratories in Toronto, Ontario, Canada for analysis for the presence of 33 metallic ions.  Analytical finish for all extractions was by inductively coupled plasma-mass spectrometry (ICP-MS).  Based on the results of the MMI survey, the Company did not receive any clear direction as to potential drill targets.  However, there was some good correlation between the MMI study results and the location of drill holes completed by previous property owners. The Company received a drilling budget from the property owner but did not undertake a drill program in 2008

Termination of Property Option Agreement

After further review and consideration of all findings and relevant information regarding the South Vulture Property, the Company chose to terminate the Property Option Agreement by giving Mr. Fred Brost notice of our election to terminate on February 24, 2009.  The Company does not maintain any further rights, interests, or obligations in the property.

Planned Work by the Company for 2009

The Company does not currently have any interest in the South Vulture Property

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

The Company made the $10,000 and $20,000 property payments on June 1, 2007 and 2008 respectively and also met its obligations for the minimum exploration expenditures for 2007 and 2008.

The Company must use Mr. Gruenwald for his mineral exploration expertise on the GQ Property and he shall invoice the Company for work performed at commercially competitive rates. All work performed on the GQ Property will be under the direction and at the discretion of the Company.  Furthermore, both the Company and Mr. Gruenwald have the right to assign, sell, mortgage or pledge their rights in the Property Option Agreement or on the GQ Property.  In addition, any mineral interests staked, located, granted or acquired by either party that are located within two miles of the GQ Property boundary will be included in the option granted to the Company.

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

In 2008 the Company completed an exploration program which was a follow up to the 2007 program.  The field work was conducted in July and October 2008.  The first program consisted of grid based soil sampling in the Spur A-B, Spur D grid and the SE areas.  The second program consisted of bedrock trenching on Spur D and the SE areas and the construction of pads along existing roads for future drilling.  The geochemical aspect of the program established new, and extended existing grid lines totaling 1050 metres.  A total of 73 soil, 24 rock and 2 stream sediment samples were collected and shipped to Acme Analytical and subsequently Assayers Canada in Vancouver, British Columbia, Canada.  Soil samples were analyzed for gold by fire assay methods and 35 elements using ICP-MS.

The 2008 geochemical work continues to demonstrate the presence and potential for the discovery of mineralized calc-silicate horizons in several areas.  Recent exploration points to the Spur D grid and SE area where gold-in-soil anomalies and gold bearing float strongly suggest the presence of more as yet undiscovered gold bearing horizons.  The known NE bedrock occurrences and inferred calc-silicate horizons in the Spur A-B grid also offer additional exploration potential.

Planned Work by the Company for 2009

Exploration on the GQ property is now to the point where drilling is warranted to explore and delineate the known and inferred gold mineralized zones.  The Company has been presented with a budget of $75,000 (excluding property option payments) for the 2009 exploration program.  The proposed program will include a 500 meter (1,640 feet) drilling program.   The Board of Directors has not formally approved the 2009 budget but the property owner has applied for a drilling permit in anticipation of the Company proceeding with the proposed program.

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

Planned Work by the Company for 2009

The Company does not currently have any interest in the Margarita Property.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for American Goldrush Corp. for the fiscal years indicated:

Table No. 3

	2008	2007	2006	2005	2004

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$54,979	$351,943	$1,945,540	$ 101,396	$ 88,541

Loss from operations	($54,979)	($351,943)	($1,945,540)	($101,396)	($88,541)
Net loss and Other Comprehensive Loss	($23,415)	($346,255)	($1,946,089)	($102,926)	($88,541)
Net loss per share:
Basic and diluted	$0.00	$0.01	$0.05	$0.00	$0.00
Weighted average number of common shares outstanding	41,613,920	41,613,920	40,997,133	39,557,350	39,552,951

Results of Operations of Fiscal 2008 vs. Fiscal 2007

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2008 or 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2008 was $23,415 compared to $346,255 in 2007.  The decrease in the loss of $322,840 in 2008 compared to 2007 is primarily related to the sale of the Margarita Property, the termination of the South Vulture Property and a reduced exploration program for the GQ Property and gifting of shares between a former director and our current officer and director of the Company. In 2008 the mineral property acquisition and exploration expenditures for the Margarita Property were ($176,228) compared to $172,777 in 2007.  The South Vulture Property’s expenditures in 2008 were $16,171 compared to $33,852 in 2007.  The GQ Property’s expenditures were $29,372 in 2008 compared to $45,063 in 2007.  Another factor leading to the decreased loss was a reduction in stock-based compensation to $12,882 in 2008 from $41,107 in 2007.  On the South Vulture, the Company completed an exploration program in 2007, but did not in 2008 as the previous results indicated the lack of conclusive results. The property option agreement was terminated in 2009.  For the GQ Property, exploration programs were completed in 2008 and 2007.  However, the revised 2008 GQ budget was significantly lower than originally proposed, as well as the 2007 budget.  For the Margarita Property, due to difficulties with locating a suitable contractor to undertake the drilling and due to insufficient funds available to the Company, the Company decided to assign its rights and obligations to the property to Patriot Gold Corp in January 2008.  In 2007 the Company incurred the costs for the preparation for the planned drill program and formally approved a work plan for drilling on the Margarita Property.   During the year, our former director has gifted a total of 30 million of common shares of the Company to an officer and a director of the Company with a value of $112,130.

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

During 2008 and 2007 our operations were funded from the proceeds of CDN $550,000 from a private placement completed in June 2006 and from CDN $56,250 from the exercise of 225,000 stock options in 2006. Cash was saved due to the settlement of the bridge loans with units of the Company.  On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of CDN$0.10 per Unit.  Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012.  As a result of such loan conversions, the Company has issued a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants representing a grand total of principal and accrued interest at January 27, 2006 of $73,157.

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

During 2008 cash provided by operating activities was $95,719 compared to cash used by operating activities of $335,103 in 2007, a decrease of $430,822.  We had a net loss of $23,415 in 2008 compared to a loss of $346,255 in 2007 primarily due to the sale of the Margarita Property for $201,600 and the resulting reduction in cash commitments.  The non-cash effect was that stock-based compensation decreased to $12,882 in 2008 from $41,107 in 2007 and share-based compensation increased to $112,130 from $nil in 2007.  The share-based compensation was primarily due to the gifting of shares between a former officer/director and our officer and a director of the Company.  Also, in 2008 we had a cash outflow from accounts payable and accrued liabilities of $8,108 compared to $28,767in 2007.

In 2008 we have cash inflows of $17,894 from investing activities, and in 2007, we have used $17,894 for investing activities.  Investing activities in 2007 related to the payment of reclamation deposits on the Margarita (2007) and the South Vulture (2006) Properties.  In 2008 these reclamation deposits were returned to the Company.  There were no financing activities in 2008 and 2007.

During 2007 we used $335,103 in operations compared to $215,234 in 2006, an increase of $119,869.  While our loss was significantly lower in 2007 $346,255 compared to 2006 $1,946,089 we had two non-cash items in 2006 that we did not incur in 2007.  In 2006 we had $1,500,000 in share-based compensation relating to the gifting of shares between the founders of the Company upon the resignation of our then President.  We also recognized a $51,210 loss in relation to the settlement of the bridge loans.  The other non-cash effect was that stock-based compensation decreased to $41,107 in 2007 from $144,478 in 2006.  Also, in 2007 we had a cash outflow from accounts payable and accrued liabilities of ($28,767) compared to a cash inflow of $38,371 in 2006.

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

We had cash and cash equivalents of $168,272 as of December 31, 2008.  We anticipate that we will incur through the end of our next fiscal year:

•	$50,000 in connection with exploration expenditures and $30,000 for property option payments for the GQ Property;

•
$52,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2008 we had working capital of $152,170.  The resulting reduction in cash commitments related to the Margarita Property and the South Vulture Property will allow us to fund a minimum level of operations for the next twelve months.

We anticipate that our cash requirements to carry out planned exploration of our property and to cover administrative costs will be approximately $132,000 through December 31, 2009. Although current cash on hand is sufficient to fund our minimum obligations under existing property agreements, we shall require additional funding in order to expand our operations and we anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

Critical accounting estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the variables used in determining stock-based compensation and the fair value of the shares in connection with the gifting of shares, and the loss on the settlement of the bridge loans. These estimates are based on management's best judgment. Factors that could affect these estimates include option term and expected volatility.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the bridge loans.  These estimates have an effect on the stock-based compensation and the loss on bridge loan conversion expenses recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our common stock has not yet traded yet, the expected volatility is based on comparable junior mining companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested at December 31, 2008.

Management has estimated the fair value of the shares in connection with the gifting of the shares based on the estimated fair value of net assets at the date of the shares being transferred.

5.C.  Research and development, patents and licenses etc.

--- Not applicable ---

5.D.  Trends.

--- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2008 and December 31, 2007 or of the date of this report.

5.F.  Contractual Obligations.

We have the following contractual obligations at December 31, 2008 as expressed in CDN dollars:

Contractual Obligations	Total	Payments Due By Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years

Property payments	$70,000	$30,000	$40,000	-	-
Property expenditures	$80,000	$30,000	$50,000	-	-

	$150,000	$60,000	$90,000	-	-

At December 31, 2008 the Company also had $22,286 in trade accounts payable.  The balance is unsecured.    As the Company has decided not to continue with the South Vulture property subsequent to December 31, 2008, the cash payments and expenditures amounts have been excluded from the contractual obligations noted above.

Recent Accounting Pronouncements Applicable to US

Recently issued United States accounting pronouncements have been outlined below.

SFAS 157

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 did not have an impact on the financial position or operating results.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.  The implementation of SFAS 159 did not have any impact on the Company’s financial statements.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141R “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  Earlier adoption is prohibited.  Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009.  The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

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

SFAS 162

In May 2008, the FASB issued SFAS Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles (“GAAP”) for non-governmental entities.  SFAS 162 is not expected to have a material impact on the Company’s financial statements.

EITF 07-5

In March 2008, the FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.” Effective for the Company as of January 1, 2009, EITF Issue No. 07-5 defines when adjustment features within contracts are considered to be equity-indexed. Early adoption of this standard is not permitted.  The Company is presently evaluating the impact of adopting EITF Issue No. 07-5 on the Company’s financial statements.

FSP 142-3

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3").  FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited.  FSP 142-3 is not expected to have a material impact on the Company’s financial statements.

APB 14-1

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The implementation of APB 14-1 is not expected to have a material impact on the Company’s financial statements as the Company currently has no convertible debt instruments.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4
Directors and Senior Management
June 10, 2009

Name	Position	Age	Date of First Election Or Appointment

Paul Noland	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	61	September 13, 2008
Richard Kehmeier	Director	60	December 1, 2005
Keith Diakiw	Director	36	September 9, 2008
Robert Coale	Director	60	September 12, 2008

The business address of our officers and directors is c/o American Goldrush Corporation, Suite 505 – 11215 Jasper Avenue, Edmonton, Alberta T5K 0L5.

Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified.  Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

Paul D. Noland, age 61, has been a Director and our Chairman, President, Chief Executive and Operating Officer and Secretary since September 2008.  Mr. Noland graduated from Lamar University with a B.S. in Geology in 1971, and has over 35 years experience as a professional geologist, primarily in the western US.   He has held senior positions at Inspiration, Noranda, Independence Mining, Placer Dome and Barrick.  His most recent corporate position was with Barrick at the Cortez, Nevada Mines, where he was involved with both the Pipeline and newly discovered Cortez Hills deposits.

 Mr. Noland has interspersed corporate positions with extended periods as a consultant, primarily focused on exploration and property evaluation.  Through his long and successful career in mining, Mr. Noland has been involved in several mineral discoveries.  His experience has spanned grass-roots exploration and evaluation of prospects to development and enhancement of multi-million ounce gold deposits. Though the majority of Mr. Noland’s expertise lies in precious metals deposits, he has also been involved with exploration and discovery of copper, molybdenum and tungsten.

Richard Kehmeier, age 60 has served as a Director of the Company since December 2005.  He is a Certified Professional Geologist with nearly forty years of international experience in all phases of resource development for the mining industry.  Mr Kehmeier is currently a Senior Geologist for Vector Engineering Inc. in Golden, Colorado.  During his career he has held such positions as Vice President of Exploration at Gold Reserve Corp and Atlas Corporation and has worked for companies such as Union Carbide, and Anaconda.  Mr. Kehmeier graduated from the Colorado School of Mines with a Bachelor of Science in Geological Engineering and a Master of Science in Geology.

Robert Coale has been a Director of American Goldrush Corp. since September 2008.  He has also been a Director of Patriot Gold Corp., a publicly traded mineral exploration company since June 2003.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Keith Diakiw, age 36, has served as a Director  of the Company since September 2008 and is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  Furthermore, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), and the Canadian Society of Petroleum Geologists (CSPG).

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

6.B.  Compensation

Cash Compensation

With the exception of Richard Kehmeier, none of our officers or directors have received or earned any compensation or bonus for services rendered in the 2008 or 2007.  Commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company.  As of the beginning of 2009, the monthly fees owing to Mr. Kehmeier have been temporarily suspended to conserve cash flow.  During the fiscal year ended December 31, 2008, such monthly payments made to Mr. Kehmeier totaled $6,128 (USD $6,000).

We do not maintain key-man life insurance for any of our executive officers or directors.

Table No. 5
Outstanding Equity Awards as at December 31, 2008

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)

Paul Noland Robert Coale(2) Keith Diakiw Richard Kehmeier Andrew Gourlay(3)	Nil 50,000 Nil Nil 200,000	- $0.25 - - $0.25	- 11/1/05 - - 11/28/05	- 11/28/15 - - 11/28/15	- $0.10 - - $0.10	- 50,000 - - 200,000	- - - - -	- $3,550 - - $14,200
Scott Praill(4)	100,000	$0.25	11/01/05	11/01/15	$0.10	100,000	-	$7,100
Robert Cann(4)	100,000	$0.25	11/01/05	11/01/15	$0.10	100,000	-	$7,100

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2008 filed with this Form 20-F.

(2) Mr. Coale was granted 50,000 options November 1, 2005.  The options vested immediately. Mr. Coale was appointed to the Board of Directors on September 12, 2008.

(3) Mr. Gourlay was granted 200,000 options on November 28, 2005.  The options vest in equal installments of 33,333 every six months commencing May 28, 2006 and ending November 28, 2008.  During the year ended December 31, 2008, Mr. Gourlay has resigned from our Board.

(4) Mr. Praill and Mr. Cann were granted 100,000 options each on November 1, 2005.  The options vest in equal installments of 16,667 every six months commencing May 1, 2006 and ending November 1, 2008.  During the year ended December 31, 2008, Mr. Praill and Mr. Cann have resigned from our Board.

No stock options were granted to officers or directors in 2008 or 2007.  No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

With the exception of Richard Kehmeier, there are no Director Service contracts.  Pursuant to an agreement dated December 2005, between the Company and Mr. Kehmeier, commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company.  As of January 1, 2009, the monthly fees owing to Mr. Kehmeier have been temporarily suspended to conserve cash flow.  Mr. Kehmeier’s service contract will terminate upon his ceasing to serve as a Director of the Company.

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

Until September 2008 the Company’s Audit Committee consists of the following three directors, all of who are financially literate and knowledgeable about the Company’s affairs: Mr. Gourlay, Mr., Cann and Mr. Praill.  Mr. Scott Praill is the audit committee’s financial expert member as a qualified accountant with 10 years experience in the mining industry. As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation and will function as our audit committee until one is appointed. There are no current audit committee members and our Board of Directors has determined that it does not have a member of the audit committee that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-K. ..  See Item 16A below.

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

6.E.  Share Ownership

Table No. 6 lists, as of June 10, 2009 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 6
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(3)

Common	Paul Noland (1)	14,000,000	33.6%
Common	Robert Coale (2)	16,000,000	38.5%
Common	Richard Kehmeier	-	*
Common	Keith Diakiw	-	*
	Total Directors / Senior Management	30,000,000	72.1%

* Represents less than 1%.

(1)	14,000,000 of the shares owned by Mr. Noland are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.

(2)
16,000,000 of the shares owned by Mr. Coale are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  Subsequently, as of June 30, 2009, the 16,000,000 shares of the common stock of the Company held by Mr. Coale were gifted by Mr. Coale to Paul Uppal.

(3)	Based on 41,613,920 shares outstanding as of June 10, 2009..

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2008.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company has two Shareholders who own more than 5% of the issued shares.  As at June 10, 2009, Paul Noland has beneficial ownership of 14,000,000 shares, or 33.6% of the common shares.  Robert Coale has beneficial ownership of 16,000,000 shares, or 38.5% of the common shares.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

Subsequent to the record date of June 10, 2009, on June 30, 2009, 16,000,000 shares of the common stock of the Company held by Robert Coale were gifted by Mr. Coale to Paul Uppal, pursuant to an assignment, dated June 30, 2009, among, Mr. Coale, Mr. Uppal and the Company.  No consideration was paid by Mr. Uppal for the gifting of such shares.

On September 12, 2008, 14,000,000 shares of the common stock of the Company held by Scott Praill were gifted by Mr. Praill to Paul D. Noland, pursuant to an assignment, dated September 12, 2008, among, Mr. Praill, Mr. Noland and the Company.  No consideration was paid by Mr. Noland for the gifting of such shares. Such assignment was made subsequent to Mr. Praill resigning as Director and terminating his relationship with the Company.

On September 12, 2008, 16,000,000 shares of the common stock of the Company held by Scott Praill were gifted by Mr. Praill to Robert Coale, pursuant to an assignment, dated September 12, 2008, among, Mr. Praill, Mr. Coale and the Company.  No consideration was paid by Mr. Coale for the gifting of such shares. Such assignment was made subsequent to Mr. Praill resigning as Director and terminating his relationship with the Company.

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

7.A.2.  Canadian Share Ownership.

As of the record date of June 10, 2009, the Company’s shareholders’ list showed 41,613,920 common shares outstanding and 55 shareholders.  The Company’s shares are listed on a public exchange but have not yet traded.  Mr. Paul Noland and Robert Coale, US residents own a total of 30,000,000 common shares, equivalent to 72.1% of total and outstanding common shares of the Company.

Subsequently, as of June 30, 2009, 16,000,000 shares of the common stock of the Company held by Robert Coale were gifted by Mr. Coale to Paul Uppal, a Canadian resident.  Of the 41,613,920 common shares outstanding, there were 25,963,920 registered shares held by individuals with Canadian addresses, equivalent to 62.4% of the total and outstanding common shares of the Company.

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

In September, 2008, 14,000,000 shares of the common stock of the Company held by Scott Praill were gifted by Mr. Praill to Paul D. Noland, pursuant to an assignment, dated September 12, 2008, among, Mr. Praill, Mr. Noland and the Company.  No consideration was paid by Mr. Noland for the gifting of such shares. Such assignment was made subsequent to Mr. Praill resigning as Director and terminating his relationship with the Company.

In September, 2008, 16,000,000 shares of the common stock of the Company held by Scott Praill were gifted by Mr. Praill to Robert Coale, pursuant to an assignment, dated September 12, 2008, among, Mr. Praill, Mr. Coale and the Company.  No consideration was paid by Mr. Coale for the gifting of such shares. Such assignment was made subsequent to Mr. Praill resigning as Director and terminating his relationship with the Company.

On June 30, 2009, 16,000,000 shares of the common stock of the Company held by Robert Coale were gifted by Mr. Coale to Paul Uppal, pursuant to an assignment, dated June 30, 2009, among, Mr. Coale, Mr. Uppal and the Company.  No consideration was paid by Mr. Uppal for the gifting of such shares.

The common shares beneficially owned by Paul D. Noland and Paul Uppal are subject to our right, exercisable at any time, to purchase any or all of these shares from Paul D. Noland and  at a purchase price of CDN$0.01 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2008 and 2007 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2008, 2007 and 2006

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

8.B.  Significant Changes

On January 27, 2006, pursuant to three separate Loan Conversion Agreements the Company and each of the three individual lenders agreed to convert the three bridge loans into units of the Company at a conversion rate of CDN$0.10 per Unit.  Each Unit consists of one common share, one Class A warrant giving the holder the right to purchase one common share at CDN$0.25, which is exercisable from January 27, 2009 until January 27, 2011, and one Class B warrant giving the holder the right to purchase one common share at CDN$0.50, which is exercisable from January 27, 2009 until January 27, 2012.  As result of such loan conversions, the Company has issued a total of 731,570 restricted shares of common stock, 731,570 Class A warrants, and 731,570 Class B warrants representing a grand total of principal and accrued interest at January 27, 2006 of $73,157.

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona.  The Company may exercise the option by making cash payments totaling CDN $27,294 (USD $25,000) and incurring net expenditures on the property of at least CDN $119,793 (USD $120,000) by March 24, 2010.  The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively. The Company met its obligation with respect to minimum exploration expenditures for 2007, but did not for 2008.   After further review and consideration of all findings and relevant information regarding the South Vulture Property, the Company chose to terminate the Property Option Agreement by giving Mr. Fred Brost notice of our election to terminate on February 24, 2009.  The Company does not maintain any further rights, interests, or obligations in the property.

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 and $20,000 payment on June 1, 2007 and 2008 respectively and also met its obligations with respect to the minimum exploration expenditures for 2007 and 2008.

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

On February 28, 2008 by way of new letter agreements with certain respective Warrantholder the time of the warrant commencement date were extended from April 30, 2008 to April 30, 2009 with respect to the Class B Warrants; and from October 30, 2008 to October 30, 2009 with respect to the Class C Warrants.  In addition, the Warrant Expiration Date has been extended from October 30, 2009 to October 30, 2010 with respect to the Class B Warrants; and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.

On September 30, 2008 by way of new letter agreements with certain respective Warrantholder the time of the Warrant Commencement Date were extended from April 30, 2009 to April 30, 2010 with respect to the Class B Warrants; and from October 30, 2009 to October 30, 2010 with respect to the Class C Warrants.  In addition, the Warrant Expiration Date has been extended from October 30, 2008 to October 30, 2010 with respect to the Class A Warrants; and from October 30, 2010 to October 30, 2011 with respect to the Class B Warrants; and from October 30, 2011 to October 30, 2012 with respect to the Class C Warrants.

ITEM 9.  THE OFFER AND LISTING

9.C.  Markets

Admission to Quotation on the OTC Bulletin Board

In April 2008 we applied to the NASD to have our common stock be quoted on the OTC Bulletin Board and as of October 2008 we have received approval for our shares to trade on the OTC Bulletin Board under the symbol AGRUF:OTC:BB.  The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on August 12, 2003. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extra-provincial company under the Company Act, British Columbia on November 7, 2003.  Pursuant to Section 4 of the Statement on Registration Extra-provincial Company filed on November 7, 2003, the Company’s objects and purposes was described as “mineral exploration and development”.  In September 2008 the Company filed a Form 42 Notice of Ceasing to Carry on Business in British Columbia and  filed with Industry Canada to change its jurisdiction and primary place of business to Alberta.

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

11.
On February 24, 2009 the Company chose to terminate the Property Option Agreement for the South Vulture Property by giving Mr. Fred Brost notice of our election to terminate.  The Company does not maintain any further rights, interests, or obligations in the property.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 32,163,140 common shares.  The following table lists the warrants outstanding at December 31, 2008.  Each warrant is exchangeable for one common share.  The warrants are non-transferable and provide for a cashless exercise option.

Number outstanding	Number Vested	Exercise Price	Commencement Date	Expiry date
9,500,000	9,500,000	$0.10	Oct. 30, 2007	Oct. 30, 2010
9,500,000	-	$1.46	Apr. 30, 2010	Oct. 30, 2011
9,500,000	-	$1.52	Oct. 30, 2010	Oct. 30, 2012
731,570	-	$0.25	Jan. 27, 2009	Jan. 27, 2011
731,570	-	$0.50	Jan. 27, 2009	Jan. 27, 2012
1,100,000	1,100,000	$1.00	Jun. 16, 2008	Jun. 16, 2011
1,100,000	1,100,000	$1.50	Jun. 16, 2008	Jun. 16, 2012
32,163,140	11,700,000

We have the right, in our sole and absolute discretion, to (i) accelerate the exercise date of the warrants to a date which is prior to the date the warrants can be exercised and /or (ii) reduce the exercise price. If we exercise our right to do so, we shall provide notice thereof to the warrant holder.

12.C. Other Securities

--- Not applicable ---

12.D. American Depository Shares

--- Not applicable ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Paul Noland.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness:

•
Our company’s administration is composed of a small number of administrative individuals resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties.  Management will reassess this matter in the following year to determine whether improvement in segregation of duty is feasible.

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Until September 2008, the Company’s Audit Committee consists of three directors, all of whom are financially literate and knowledgeable about the Company’s affairs.  Mr. Scott Praill is the audit committee’s financial expert member as a qualified accountant with 10 years experience in the mining industry.  As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.   There are no current audit committee members and our Board of Directors has determined that it does not have a member of the audit committee that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-K.  We believe that the board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B.  CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F.  A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Dunwoody LLP in 2008 and 2007 were:

Fiscal Year ended December 31	Fiscal year	Fiscal year
Principal Accountant Fees and Services	2008	2007

Audit Fees	$24,118	$18,000
Audit related fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All other fees	$Nil	$Nil
Total	$24,118	$18,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18 for a list of our financial statements included elsewhere in this annual report

ITEM 18.  FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

Report of Independent Registered Public Accounting Firm
Balance Sheets
Statements of Loss and Comprehensive Loss
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Notes to the Financial Statements

American Goldrush Corporation
(An Exploration Stage Company)
Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders of
American Goldrush Corporation

We have audited the Balance Sheets of American Goldrush Corporation (an Exploration Stage Company) as at December 31, 2008 and 2007 and the Statements of Loss and Comprehensive Loss, Cash Flows and Changes in Stockholders’ Equity for the years ended December 31, 2008, 2007 and 2006 and the cumulative period from August 8, 2003 (inception) to December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 and the cumulative period from August 8, 2003 (inception) to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
June 30, 2009

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated June 30, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
June 30, 2009

AMERICAN GOLDRUSH COPORATION
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

December 31	2008	2007

ASSETS

Current
Cash and cash equivalents	$168,272	$54,659
Receivables	5,184	7,714
Prepaid expenses	1,000	700
	174,456	63,073

Reclamation deposit (Note 4)	3,367	21,261
	$177,823	$84,334

LIABILITIES

Current
Accounts payable and accrued liabilities	$22,286	$30,394

Stockholders’ equity

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued:
41,613,920 (2007 – 41,613,920) common shares (Note 7)	684,442	684,442
Contributed surplus	1,992,582	1,867,570
Deficit accumulated during the exploration stage	(2,521,487)	(2,498,072)
	155,537	53,940
	$177,823	$84,334

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				December 31,
	2008	2007	2006	2008 (cumulative)

Expenses
Mineral property acquisition and
exploration expenditures (recovery) (Note 3)	$(130,685)	$251,693	$163,474	$296,429
Office and sundry	12,802	21,042	18,398	79,646
Rent	2,449	2,640	2,640	13,480
Professional fees	38,825	28,405	56,053	245,850
Transfer agent fees	448	584	2,396	4,286
Directors’ fees	6,128	6,472	6,891	20,087
Loss on bridge loan conversion (Note 5)	-	-	51,210	51,210
Share-based compensation (Note 6)	112,130	-	1,500,000	1,612,130
Stock-based compensation (Note 7)	12,882	41,107	144,478	233,542

Total expenses	(54,979)	(351,943)	(1,945,540)	(2,556,660)

Interest income	2,035	7,077	3,534	12,646
Interest expense	-	-	(281)	(2,018)
Foreign exchange gain (loss)	29,529	(1,389)	(3,802)	24,545

Net loss and comprehensive loss for the period	$(23,415)	$(346,255)	$(1,946,089)	$(2,521,487)

Loss per share – basic and diluted	$(0.00)	$(0.01)	$(0.05)
Weighted average shares outstanding	41,613,920	41,613,920	40,997,133

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				DECEMBER 31,
	2008	2007	2006	2008 (cumulative)

Cash flows from operating activities
Net loss for the period	$(23,415)	$(346,255)	$(1,946,089)	$(2,521,487)

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion (Note 5)	-	-	51,210	51,210
Share-based compensation (Note 6)	112,130	-	1,500,000	1,612,130
Stock-based compensation (Note 7)	12,882	41,107	144,478	233,542
Change in receivables	2,530	(723)	(5,275)	(5,184)
Change in prepaid expenses	(300)	(465)	1,790	(1,000)
Change in accounts payable and accrued liabilities	(8,108)	(28,767)	38,371	22,286
Change in accrued interest payable	-	-	281	2,018
Net cash provided by (used in) operating activities	95,719	(335,103)	(215,234)	(606,485)

Cash flows from investing activities
Reclamation deposit	17,894	(17,894)	(3,367)	(3,367)

Cash flows from financing activities
Issuances of common stock	-	-	606,250	706,985
Proceeds from bridge loans (Note 5)	-	-	-	71,139
Net cash provided by financing activities	-	-	606,250	778,124

Increase (decrease) in cash and cash equivalents	113,613	(352,997)	387,649	168,272

Cash and cash equivalents, beginning of period	54,659	407,656	20,007	-

Cash and cash equivalents, end of period	$168,272	$54,659	$407,656	$168,272

Supplemental information

Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity (Note 5)	$-	$-	$73,157	$73,157

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

			DEFICIT
	COMMON STOCK		ACCUMULATED
	NUMBER OF		DURING THE
	COMMON		EXPLORATION	CONTRIBUTED
	SHARES	AMOUNT	STAGE	SURPLUS	TOTAL
Shares issued to founders on inception	30,000,000	$-	$-	$-	$-
Private placement, common share issuances for cash at $0.01 per share in October, 2003 (Note 7)	9,500,000	95,000	-	-	95,000
Net loss for the period	-	-	(14,261)	-	(14,261)

Balance, December 31, 2003	39,500,000	95,000	(14,261)	-	80,739
Private placement, common share issuances for cash at $0.10 per share in January, 2004 (Note 7)	57,350	5,735	-	-	5,735
Net loss for the year	-	-	(88,541)	-	(88,541)

Balance, December 31, 2004	39,557,350	100,735	(102,802)	-	(2,067)
Stock-based compensation (Note 7)	-	-	-	35,075	35,075
Net loss for the year	-	-	(102,926)	-	(102,926)

Balance, December 31, 2005	39,557,350	100,735	(205,728)	35,075	(69,918)
Conversion of bridge loans to equity in January 2007 (Note 5)	731,570	73,157	-	51,210	124,367
Private placement, common share issuances for cash at $0.50 per share in June, 2006 (Note 7)	1,100,000	454,300	-	95,700	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	225,000	56,250	-	-	56,250
Stock-based compensation (Note 7)	-	-	-	144,478	144,478
Share-based compensation (Note 6)	-	-	-	1,500,000	1,500,000
Net loss for the year	-	-	(1,946,089)	-	(1,946,089)

Balance, December 31, 2006	41,613,920	684,442	(2,151,817)	1,826,463	359,088

Stock-based compensation (Note 7)	-	-	-	41,107	41,107
Net loss for the year	-	-	(346,255)	-	(346,255)

Balance, December 31, 2007	41,613,920	684,442	(2,498,072)	1,867,570	53,940

Share-based compensation (Note 6)	-	-	-	112,130	112,130
Stock-based compensation (Note 7)	-	-	-	12,882	12,882
Net loss for the year	-	-	(23,415)	-	(23,415)

Balance, December 31, 2008	41,613,920	$684,442	$(2,521,487)	$1,992,582	$155,537

The accompanying notes are an integral part of these financial statements

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

1.      OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral exploration).  The Company is primarily engaged in the acquisition and exploration of mining properties in North America.  In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia.  The Property Option Agreement was amended in November, 2004, and on November 23, 2005 the Company terminated the Property Option Agreement.  During 2006, the Company entered into three separate Property Option Agreements to acquire an option on two properties in Arizona and one in British Columbia, Canada.  Subsequent to December 31, 2007, one of the Arizona properties was assigned to a third party (Note 3).   Subsequent to December 31, 2008, another property option lapsed.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $2,521,487 for the period from August 8, 2003 (inception) to December 31, 2008 and has no source of revenue.  The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

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

To December 31, 2008, all exploration and option payments have been charged to expense.

c)      Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.

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

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

f)      Loss Per Share
The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share.  Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period.  Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 32,663,140, 32,813,140, and 32,813,140 in 2008, 2007 and 2006 respectively were not included in the computation of loss per share because the effect was anti-dilutive.

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

h)      Comprehensive Income (Loss)

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income (loss) includes both net earnings (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings (loss) until realized.

i)      Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Statements of Loss or the Statement of Comprehensive Loss.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

i)      Financial Instruments – Recognition and Measurement - continued

In accordance with this new standard, the Company has classified its financial instruments as follows:

•	Cash and cash equivalents as held for trading which is measured at fair value initially and in subsequent periods;

•
Accounts payable and accrued liabilities are classified as other liabilities.  They are initially measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest rate method.

j)      Financial Instruments – Disclosure and Presentation

The Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk.  The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability.  The Company’s common shares are classified as equity instruments.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is primarily exposed to credit risk on its bank accounts.  Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining its cash and cash equivalent balances available to meet its anticipated operational needs.  At December 31, 2008, the Company had a cash and cash equivalent balance of $168,272 (2007 – $54,659) and current liabilities of $22,286 (2007 – 30,394).  The Company believes that these sources will be sufficient to cover the expected short term cash requirements.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

 j)      Financial Instruments – Disclosure and Presentation - continued

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate risk on its cash and cash equivalents.  The Company estimates that the fluctuation in interest rate of 1% would affect the net loss by approximately $2,000.

Foreign Currency Risk

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	Financial		Financial
	Assets		Liabilities
	2008	2007	2008	2007

U.S. dollar	$136,605	$4,812	$956	$10,662

A 1% fluctuation in exchange rate of the Canadian dollar to the U.S. dollar would have resulted in a change in earnings of approximately $1,370.  The Company considers this risk to be insignificant and therefore does not hedge its foreign exchange risk.

k)      Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

l)      Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  Effective January 1, 2008, the Company has adopted this standard and the adoption of the standard did not have material impact on the financial statements.

m)     Accounting Changes

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

n)      Cash Distribution

The AcSB issued CICA Handbook Section 1540, Cash Flow Statements, to amend the requirement of additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions.  Effective January 1, 2008, the Company has applied this standard and the adoption of this did not have material impact on the financial statements.

o)      Capital Disclosure

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  Effective January 1, 2008, the Company has adopted this standard.

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The management determines the Company’s capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The management has not established quantitative return on capital criteria for capital management.

The Company has acquired interests in various properties (Note 3) and has not yet generated any revenue.  Accordingly the Company will be dependent in the future upon external financing to fund future acquisition and exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

p)      Recently Released Canadian Accounting Standards

Goodwill and Intangible Assets:

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

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

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.      MINERAL PROPERTY INTERESTS

The following table lists mineral property acquisition and exploration expenditures incurred on the Company’s properties to December 31, 2008.
	Margarita	South Vulture	GQ	Other	Total
Balance at December 31, 2005	$-	$-	$-	$11,947	$11,947
2006 Expenditures
Property acquisition and option payments	70,966	8,735	-	-	79,701
Geological and geophysical	23,332	16,173	10,341	-	49,846
Assaying and analysis	1,135	483	2,282	-	3,900
Camp and field supplies	171	205	452	-	828
Travel and accommodation	6,407	265	205	-	6,877
Consulting	20,927	1,395	-	-	22,322
Total 2006 expenditures	122,938	27,256	13,280	-	163,474

Balance at December 31, 2006	122,938	27,256	13,280	11,947	175,421
2007 Expenditures
Property acquisition and option payments	89,255	5,870	10,615	-	105,740
Geological and geophysical	53,833	7,475	23,359	-	84,667
Assaying and analysis	-	9,868	6,756	-	16,624
Camp and field supplies	627	1,987	1,890	-	4,504
Travel and accommodation	2,885	2,997	2,444	-	8,326
Consulting	26,177	5,655	-	-	31,832
Total 2007 expenditures	172,777	33,852	45,064	-	251,693
Balance at December 31, 2007	295,715	61,108	58,344	11,947	427,114

2008 Expenditures
Property acquisition and option payments (recovery)	(183,640)	5,735	20,591	-	(157,314)
Geological and geophysical	4,444	-	10,798	-	15,243
Assaying and analysis	-	-	(2,844)	-	(2,844)
Camp and field supplies	320	284	165	-	768
Travel and accommodation	137	-	662	-	799
Consulting	2,511	10,152	-	-	12,663
Total 2008 expenditures (recovery)	(176,228)	16,171	29,372	-	(130,685)
Balance at December 31, 2008	$119,487	$77,279	$87,716	$11,947	$296,429

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.      MINERAL PROPERTY INTERESTS - Continued

South Vulture Property

On March 24, 2006, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the South Vulture property located in Maricopa County, Arizona.  The Company could exercise the option by making cash payments and incurring net expenditures on the property as follows:

Date	Cash Payments	Expenditures
	USD	USD
On or before March 24, 2007	$5,000	$10,000
On or before March 24, 2008	$5,000	$20,000
On or before March 24, 2009	$5,000	$40,000
On or before March 24, 2010	$5,000	$50,000

The Company paid the initial CDN $5,850 (USD $5,000) upon executing the agreement as required under the initial Property Option Agreement and made the annual payments of CDN $5,660 (USD $5,000) and CDN $5,870 (USD $5,000) due March 24, 2008 and 2007 respectively. The Company also met its obligation with respect to minimum exploration expenditures for 2008 and 2007.

Subsequent to December 31, 2008, the Company decided not to continue with the South Vulture property.  Therefore, it did not pay the option payments due on March 24, 2009.

GQ Property

On June 1, 2006 the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a property known as the GQ Property located in the Kamloops Mining District in the Province of British Columbia.   The Company could exercise the option by making cash payments and incurring net expenditures as follows:

	Cash Payments	Expenditures
On or before June 1, 2007	$10,000	$10,000
On or before June 1, 2008	$20,000	$20,000
On or before June 1, 2009	$30,000	$30,000
On or before June 1, 2010	$40,000	$50,000

In addition, the Company is subject to a 2% net smelter return royalty to the optionor upon production. The Company, upon the payment of $500,000, has the option (exercisable for 90 days following completion of a bankable feasibility study) to buy up to one-half (50%) of the optionor’s net smelter return interest (1% net smelter return).  The Company made the $10,000 and $20,000 property payments on June 1, 2007 and 2008 respectively and also met its obligations with respect to the minimum exploration expenditures for 2007 and 2008.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.      MINERAL PROPERTY INTERESTS - Continued

Margarita Property

On July 14, 2006 the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a property in Santa Cruz County, Arizona known as the Margarita Property.  The Company paid the initial payment of CDN $39,300 (USD $35,000) upon signing the agreement and may exercise its option by making further cash payments and incurring net expenditures as follows:

Date	Cash Payments	Expenditures
	USD	USD
On or before May 31, 2007	$50,000	$75,000
On or before May 31, 2008	$100,000	$300,000
On or before May 31, 2009	$125,000	$300,000
On or before May 31, 2010	$150,000	-
On or before May 31, 2011	$200,000	-
On or before May 31, 2012	$200,000	-

In addition, the Company was subject to a 2% net smelter return royalty to the optionor upon production. The Company had the option (exercisable for 90 days following completion of a bankable feasibility study) to buy the optionor’s net smelter return interest for CDN $611,375 (USD $500,000) per 1% increment or CDN $1,222,750 (USD $1,000,000) for the entire 2% net smelter return interest.

Also on July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder’s Fee Agreement.  The Company agreed to pay a fee equal to 10% of the Property Option Payments made during the first three years of the Margarita Property Option Agreement.  Upon execution of the Margarita Property Option Agreement the Company paid CDN $3,930 (USD $3,500) under the Finder’s Fee Agreement.

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
(Stated in Canadian Dollars)

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

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

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

On September 12, 2008, a director of the Company resigned and terminated his relationship with the Company.  On the same day 14,000,000 shares were gifted by the former director to the Company’s incoming President, CEO, and director, pursuant to an assignment agreement, dated September 12, 2008.  No consideration was paid by the incoming President, CEO, and director for the gifting of such shares.  On the same day 16,000,000 shares of the common stock of the Company held by the former director were gifted to the Company’s incoming director, pursuant to an assignment agreement, September 12, 2008.  No consideration was paid by the incoming director for the gifting of such shares.  The gifted common shares are subject to the Company’s right, exercisable at any time, to purchase any or all of these shares at a purchase price of $0.01 per share.  The Company has the right until, at its sole discretion, it decides to terminate the agreement.  On June 30, 2009, 16,000,000 shares of the common stock of the Company referred to above were gifted to another party, pursuant to an assignment, among the parties involved and the Company.  No consideration was exchanged for the gifting of such shares.

Due to these transactions having taken place between related parties, they were not undertaken at market value.  As a result, at December 31, 2008 the Company had recognized $112,130, being the fair value of the shares, in share-based compensation in respect of the estimated value of the common shares at the date of the agreement.

The Company pays one of its Directors USD $500 per month for serving on its Board of Directors.  Total fees of $6,128 (2007 - $6,472 and 2006 - $6,891) were paid in 2008.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL

a)      Common Shares

During the period from inception (August 8, 2003) to December 31, 2008, the Company had the following transactions:

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

Pursuant to new letter agreements dated September 30, 2008 with to each respective warrant holder, the Warrant vesting date was further extended from April 30, 2009 to April 30, 2010 with respect to the Class B Warrants and from October 30, 2009 to October 30, 2010 with respect to the Class C Warrants.  In addition, the Warrant expiration date has been extended from October 30, 2008 to October 30, 2010 with respect to the Class A Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class B Warrants and from October 30, 2011 to October 30, 2012 with respect to the Class C Warrants.

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

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

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

No options were granted during 2008 or 2007 while 1,200,000 options were granted to non-employees in 2005.  The Company revalues stock options until their respective vesting dates.  The stock-based compensation expense is amortized over the vesting period.  For the year ended December 31, 2008, the Company has recognized $12,882 (2007 - $41,107, 2006 - $144,478) in stock-based compensation for stock options granted in 2005.

Because the Company’s common stock has not yet traded in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options.  No options were granted in 2008 or 2007 and the weighted average fair value of options granted during 2005 was $0.07 per option.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2005	1,000,000	$0.25
Options exercised	(225,000)	$0.25
Options cancelled	(125,000)	$0.25
Balance, December 31, 2006 and 2007	650,000	$0.25
Options cancelled	(150,000)	$0.25

Balance, December 31, 2008	500,000	$0.25

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2008:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

$ 0.25	500,000	6.86	$ 0.25	500,000	$ 0.25

Subsequent to December 31, 2008, 325,000 options were cancelled.

Management has estimated the fair value of the common shares was approximately $0.003 per share at December 31, 2008, thus the aggregate intrinsic value of the stock options outstanding and exercisable at December 2008 was $nil (2007 - $nil, 2006 - $nil).

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL - Continued

b)      Stock Options - Continued

As of December 31, 2008, there was $nil (2007 - $12,648) unrecognized compensation cost related to the outstanding options. A summary of status of the Company’s unvested stock options as of December 31, 2008 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2005	575,000	$0.25	$0.07
Vested	(233,333)	0.25	0.07
Cancelled	(75,000)	0.25	0.07

Unvested at December 31, 2006	267,667	$0..25	$0.07
Vested	(133.334)	0.25	0.07

Unvested at December 31, 2007	133,333	0.25	0.07
Vested	(133,333)	0.25	0.07

Unvested at December 31, 2008	-	$-	$-

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2005	28,500,000	$1.03
Warrants issued	3,663,140	$0.90
Balance, December 31, 2006, 2007 and 2008	32,163,140	$1.00

The following table lists the warrants outstanding at December 31, 2008.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry date
9,500,000	9,500,000	$0.10	October 30, 2010
9,500,000	-	$1.46	October 30, 2011
9,500,000	-	$1.52	October 30, 2012
731,570	-	$0.25	January 27, 2011
731,570	-	$0.50	January 27, 2012
1,100,000	1,100,000	$1.00	June 16, 2011
1,100,000	1,100,000	$1.50	June 16, 2012
32,163,140	11,700,000

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

8.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2008	2007
Tax loss carry-forwards	$113,000	$95,000
Exploration expenditures	41,000	91,000
Share issue costs	1,000	2,000
Valuation allowance	(155,000)	(188,000)
Future income tax asset (liability)	$-	$-

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2008	2007	2006
Benefit at Canadian statutory rates	$(7,000)	(118,000)	$(664,000)
Permanent difference	-	-	17,000
Effect of reduction in rate	1,000	62,000	3,000
Non-deductible stock option compensation	39,000	14,000	561,000
Increase (decrease) in valuation allowance	(33,000)	42,000	83,000
	$-	$-	$-

The Company’s future tax assets include the tax effect relating to approximately $5,000 (2007 - $9,000) of future tax deductions for share issue costs.  If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Loss.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $453,000 expiring in various amounts from 2010 to 2028.  The Company also has cumulative deferred exploration expenses of approximately $165,000 (2007 – $349,000) to offset future taxable income.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").   The differences between these principles and United States generally accepted accounting principles (“US GAAP”) are presented in Note 9(e).

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

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards No. 123R, "Accounting for Stock-based Compensation" (“SFAS 123(R)”), and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS 123(R), the Company followed SFAS 123 “Accounting for Stock-Based Compensation” to account for all stock-based compensation. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.  During the year ended December 31, 2008, the Company extended the life of certain warrants and the impact of the extensions on the financial statements is presented in Note 9(e).

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(c)
In June 2006, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006.

Effective on January 1, 2007, the Company is subject to FIN 48 under US GAAP.  The Company remains subject to examination of income tax filings in Canadian federal and provincial jurisdictions.  The Company has determined that it is subject to examination in Canada for all prior periods due to the Company’s continued loss position in such jurisdictions until respective statue of limitation.  The Company currently has no tax years under examination. Material tax positions were examined under the more-likely-than-not guidance provided by FIN 48.

As a result of the FIN 48 assessment, the Company concluded that it has not taken any uncertain tax positions on any of its open tax returns that would materially distort the Company’s financial statements. There was no material cumulative effect of FIN 48 on the Company’s financial statements.  Based on the management’s assessment of FIN 48, the Company concluded that it had no significant impact on the results of operations or financial position, and required no adjustment to the opening balance sheet accounts. The year-end analysis supports the same conclusion, and the Company does not have an accrual for uncertain tax positions as of December 31, 2008. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(d) Recently issued US accounting pronouncements:

SFAS 157

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 did not have an impact on the financial position or operating results.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.  The implementation of SFAS 159 did not have any impact on the Company’s financial statements.

SFAS 141R

In December 2007, the FASB issued SFAS 141R “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  Earlier adoption is prohibited.  Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009.  The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

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

SFAS 162

In May 2008, the FASB issued SFAS Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles (“GAAP”) for non-governmental entities.  SFAS 162 is not expected to have a material impact on the Company’s financial statements.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(d)	Recently issued US accounting pronouncements:

FSP 142-3

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3").  FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited.  FSP 142-3 is not expected to have a material impact on the Company’s financial statements.

APB 14-1

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The implementation of APB 14-1 is not expected to have a material impact on the Company’s financial statements as the Company currently has no convertible debt instruments.

EITF 07-5

In March 2008, the FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.” Effective for the Company as of January 1, 2009, EITF Issue No. 07-5 defines when adjustment features within contracts are considered to be equity-indexed. Early adoption of this standard is not permitted.  The Company is presently evaluating the impact of adopting EITF Issue No. 07-5 on the Company’s financial statements.

AMERICAN GOLDRUSH CORPORATION
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(e)	The impact between Canadian GAAP and US GAAP on the financial statements is as follows::

During the year ended December 31, 2008, the Company extended the life of its warrants.  Under the US GAAP, such extension resulted in a total incremental fair value of $8,051 to be recorded as a dividend which would impact the Company’s loss per share.  The impact of the warrant extension on the Company’s financial statements is as follows:

	2008	2007	2006	AUGUST 8, 2003 (inception) to December 31, 2008
Statements of Loss and Comprehensive Loss

Net loss for the year per Canadian and US GAAP	$(23,415)	$(346,255)	$(1,946,089)	$(2,521,487)
Dividends from extension of warrants	(8,051)	-	-	(8,051)
Net loss applicable to common shareholders under US GAAP	$(31,466)	$(346,255)	$(1,946,089)	$(2,529,538)

Basic and diluted loss per share:
Canadian and US GAAP	$(0.00)	$(0.01)	$(0.05)

The Company calculated the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.86 to 3.03%
Dividend yield	Nil
Expected volatility	93%
Expected life of the warrants (in years)	2.08 to 3.67

There is no impact upon the Company’s financial position, results of operations or cash flows as a result of the above GAAP difference.

ITEM 19.  EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
4.1(1)	Agreement between the Company and Ronald Blomkamp dated September 30, 2003
4.2(1)	Agreement between the Company and Scott Praill dated September 30, 2003
4.3(1)	Property Option Agreement with Randy Polischuk
4.4(4)	Amendment No. 1 to the Polischuk Property Option Agreement
4.5(5)	Assignment Agreement dated January 23, 2006, among the Company, Scott Praill, and Ronald C. Blomkamp

4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Igman Consulting
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Fred Coombes
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Trevor Newton
4.7(7)	Property Option Agreement dated March 24, 2006, between the Company and Fred Brost
4.8(8)	Property Option Agreement dated as of June 1, 2006, between the Company and Warner Gruenwald
4.9(9)	Property Option Agreement dated as of July 14, 2006, between the Company and James Sorrell
4.10(9)	Finder’s Fee Agreement dated July 14, 2006 between the Company and Fred Brost
4.11(11)	Assignment and Assumption Agreements, dated January 29, 2008, by and between American Goldrush Corp. and Patriot Gold Corp.
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification
14.1*	Consent of Independent Registered Public Accounting Firm

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

12. Previously filed with the Company’s form 6-K submitted to the SEC on March 6, 2008.

13. Previously filed with the Company’s form 20-F submitted to the SEC on May 23, 2008.

14. Previously filed with the Company’s form 6-K submitted to the SEC on June 20, 2008.

15. Previously filed with the Company’s form 6-K submitted to the SEC on September 15, 2008.

* Filed herewith.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Goldrush Corp. SEC File No. 000-51337 Registrant

Dated: June 10, 2009	Signed: /s/ Paul Noland
Paul Noland
Director, Chairman, President, Chief Executive and Operating Officer and Secretary

Dated: June 10, 2009	Signed: /s/ Richard Kehmeier
Richard Kehmeier
Director

Dated: June 10, 2009	Signed: /s/ Robert Coale
Robert Coale
Director

Dated: June 10, 2009	Signed: /s/ Keith Diakiw
Keith Diakiw
Director