Form 20-F
period 2009-12-31
RUSH METALS CORP
filed 2010-06-28
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to __________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ______

Commission File Number: 000-51337

RUSH METALS CORP.
(formerly American Goldrush Corp.)
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 42,613,920 shares outstanding as of December 31, 2009 and June 25, 2010.  No preferred shares issued and outstanding.

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

15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]  No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ]  No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [  ] Accelerated filer  [  ] Non-accelerated filer [X]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]                             International Financial Reporting Standards as issued                                                                                                    Other [ X]
by the International Accounting Standards Board [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ] Item 18 [ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes [  ]  No [X]

Index to Exhibits on Page ___

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [  ] No [x  ]

RUSH METALS CORP.
(Formerly American Goldrush Corp.)

FORM 20-F ANNUAL REPORT 2009

TABLE OF CONTENTS

Mining Glossary		i

Introduction		ii
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	12
Item 4A.	Unresolved Staff Comments	27
Item 5.	Operating and Financial Review and Prospects	27
Item 6.	Directors, Senior Management and Employees	37
Item 7.	Major Shareholders and Related Party Transactions	43
Item 8.	Financial Information	45
Item 9.	The Offer and Listing	47
Item 10.	Additional Information	48
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	52
Item 12.	Description of Other Securities Other Than Equity Securities	53

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	54
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	54
Item 15.	Controls and Procedures	54
Item 16. A B C D E F G
Reserved
Audit Committee Financial Expert
Code of Ethics
Principle Accountant Fees and Services
Exemptions from the Listing Standards for Audit Committees
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Change n Registrants Certifying Accountant
Corporate Governance

		55 56 56 56 56
Part III

Item 17.	Financial Statements	57
Item 18.	Financial Statements	57
Item 19.	Exhibits	88

Financial Statements		58

Signature Page Certifications		89

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

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

i

INTRODUCTION

We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. We are an exploration stage company engaged principally in the acquisition, exploration, and if warranted and feasible, development of natural resource properties in North America.  On August 20, 2009 at an annual meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Rush Metals Corp.

In this Annual Report, the “Company”, “Rush Metals Corp. (formerly American Goldrush Corp.)”, “Rush”, "we", "our", and "us", refer to Rush Metals Corp. (formerly American Goldrush Corp.) (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 505, 11215 Jasper Avenue, Edmonton, Alberta  T5K 0L5.

BUSINESS OF RUSH METALS CORP. (formerly American Goldrush Corp.)

Rush Metals Corp. (formerly American Goldrush Corp.) is principally a company engaged in the acquisition and exploration of mineral properties. The Company currently has entered into one property option agreements relating to a property in British Columbia, Canada.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
         --- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
         --- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for the fiscal years ended December, 31, 2009, 2008, 2007, 2006, and 2005 was derived from the financial statements of the Company that have been audited by BDO Canada LLP independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). During the year ended December 31, 2008, the Company extended the life of its warrants.  Under US GAAP, such an extension resulted in a total incremental fair value of $8,051 to be recorded as a dividend which had no impact on the Company’s loss per share. There was no modification of warrant terms in 2009. There are no other material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company except for the modification of warrants in 2008 as described above.

Table No. 1
Selected Financial Data
(CDN$)

	Year	Year	Year	Year	Year
	Ended 12/31/09	Ended 12/31/08	Ended 12/31/07	Ended 12/31/06	Ended 12/31/05
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$(253,756)	$(54,979)	$(351,943)	$(1,945,540)	$(101,396)
Loss from operations	$(253,756)	$(54,979)	$(351,943)	$(1,945,540)	$(101,396)
Net Loss and Other Comprehensive Loss per Canadian GAAP	$(268,316)	$(23,415)	$(346,255)	$(1,946,089)	$(102,926)
Basic and diluted (Loss) Per Share	$(0.01)	$(0.00)	$(0.01)	$(0.05)	$(0.00)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	41,823,509	41,613,920	41,613,920	40,997,133	39,557,350
Period-end Shares	42,613,920	41,613,920	41,613,920	41,613,920	39,557,350

Working Capital (deficiency)	$26,021	$152,170	$32,679	$355,721	$(69,918)
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Share Capital	$784,442	$684,442	$684,442	$684,442	$100,735
Shareholders’ Equity (Capital Deficit)	$29,388	$155,537	$53,940	$359,088	$(69,918)
Total Assets	$53,024	$177,823	$84,334	$418,249	$23,748

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2009, 2008, and 2007, and the average rates for the period and the range of high and low rates for the period.  The data for May 2010 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2010	1.04	1.01	1.08	1.05
April 2010	1.01	1.00	1.02	1.01
March 2010	1.02	1.01	1.04	1.02
February 2010	1.06	1.04	1.08	1.04
January 2010	1.04	1.02	1.07	1.07
December 2009	1.05	1.04	1.07	1.05

Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98

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

RISKS RELATING TO OUR COMPANY

1.	Our auditors’ opinion on our December 31, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated net loss of $2,789,803 for the periods ending December 31, 2009, since inception.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended December 31, 2009.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

2.
As only our directors, Messrs. Noland, Coale, and Diakiw have technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified consultants. If we cannot locate qualified consultants, we may have to suspend or cease operations which will result in the loss of your investment.

Only our directors, Messrs. Noland, Coale and Diakiw, have experience with exploring for, starting, and operating a mine. Except for these three individuals, none of our executive officers have any technical training or experience in exploring for, starting, and operating a mine. As such, we will have to hire qualified consultants to perform surveying and exploration of our properties. The other executive officers and director have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

3.
Not all of our properties have been examined by a professional geologist or mining engineer and we have no known mineral reserves on any of our properties. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

The Mammoth property has not been examined by a professional geologist or mining engineer.  As such, we have no known mineral reserves on our property. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from our property, we cannot generate income and in such a situation, we will have to cease operations which will result in the loss of your investment.

4.	Weather interruptions in the Province of British Columbia may delay our proposed exploration operations. Such delay will extend the time when we may be able to generate revenues.

Our proposed exploration work on the Mammoth Property can only be performed approximately five to six months out of the year. This is because rain and snow cause travel to our claims to be difficult during six to seven months of the year. During the winter, we are unable to conduct exploration operations on the Mammoth Property. This could delay exploration and subsequent removal of any mineralized material, should any be discovered. As a result of the delay in removing mineralized material, no revenue will be generated by us, which will result in the loss of your investment.

5.
Since Messrs. Noland, Coale, Diakiw, Brisset and Uppal, directors of the Company, have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic. This may result in periodic interruptions or suspensions of exploration which may result in the loss of your investment.

Since our directors and executive officers have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Noland, Coale, Diakiw, Brisset and Uppal. As a result, exploration of our properties may be periodically interrupted or suspended.

6.	If we are unable to obtain additional funding, our business operations will be harmed. Even if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

We will require additional funds to meet our obligations under our existing property option agreements and to acquire and development interests in new properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately CDN $179,600 to fund our continued operations for the next twelve months. Even with the proceeds of $100,000 received in October 2009 from the exercise of warrants, we do not have sufficient cash to meet our minimum obligations for the next twelve months.  Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7.
If we do not continue to make payments under our Property Option Agreement for our property, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have currently secured, under our Property Option Agreement, the right to acquire a 100% interest in the Mammoth property.  Pursuant to the Option Agreement, we may continue to exercise the option only by making a series of annual cash payments and incurring net expenditures on the property.  See the Property option agreement description located in the section entitled “Section 4.D - Property Plant, and Equipment” of this 20-F for a more detailed description of the Option Agreement.

If we do not make the required payments or incur the required expenditures in accordance with the Option Agreement we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest. As of June 25, 2010, we are in default of our property option agreement; however, the optionor of the property option agreement has agreed to not revoke our option at this time. This may change if we continue to be in default. Our property option agreement is separate from any other and one agreement will not impact our rights under any of the other agreements.

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

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages. The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the Mammoth Property.  Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program.  Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could over exceed policy limits or be excluded from coverage.  We do not currently carry insurance to protect against these risks and we may not obtain such insurance in the future.  There are also risks against which we cannot, or may not elect to insure.  The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, thereby hurting our financial position, future earnings, and/or competitive positions.  We may not have enough capital to continue operations and you will lose your investment.

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

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote 70.4% of our outstanding common stock.  As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

As of June 25, 2010, we had 42,613,920 common shares issued and warrants outstanding to purchase an aggregate of 31,163,140 common shares and stock options outstanding to purchase an aggregate of 75,000 common shares.  All of these shares and those shares underlying the warrants have been registered and may be sold without restriction.  If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005 of which 150,000 were canceled in 2008 and 425,000 were canceled in 2009.  No stock options were granted in 2009, 2008, 2007 or 2006.  Such common shares underlying stock options are freely tradable upon exercise of such options.

22.	There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

We have applied for admission for quotation of our securities on the OTC Bulletin Board, and as of October 2008 have received approval to trade under the symbol AGRUF.   In October 2009 the symbol was changed to RSMTF to reflect the name change from American Goldrush Corp. to Rush Metals Corp.  There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.    If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

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

GQ Property

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 and $20,000 payment on June 1, 2007 and 2008 respectively and also met its obligations with respect to the minimum exploration expenditures for 2007 and 2008.  In 2009 the Company incurred $45,877 in exploration expenditures; however, was in default of the $30,000 cash payment due June 1, 2009.  On April 23, 2010, the Company terminated the Property Option Agreement.

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

Mammoth Property

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.

The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  Minimum payments due under the Property Option Agreement are summarized as follows:

Date	Cash Payments	Expenditures
	CDN	CDN
July 15, 2009	$60,000
On or before April 01, 2010	$10,000	$200,000
On or before April 01, 2011	$10,000	$200,000
On or before April 01, 2012	$10,000	$200,000
On or before April 01, 2013	$10,000	$400,000

The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2009.  At June 25, 2010 the Company had a shortfall in property expenditures of $130,000 and cash expenditures of $10,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded. Subsequent to year end, the Company did not fulfill its commitments under the option agreement. However, the optioner agreed not to revoke the option agreement at this time.

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

For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, we did not generate any revenue.

Our principal offices are located at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5; our telephone number is (780) 498-2907. We do not yet maintain an Internet address.

4.B. BUSINESS OVERVIEW

We are an exploration stage company incorporated under the Canada Business Corporations Act in British Columbia, Canada on August 8, 2003 under the name “American Goldrush Corporation”.  On August 20, 2009 at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.  On August 31, 2009 the Board of Directors approved a name change of the Company to Rush Metals Corp.  Our registered office, head office and principal place of business located at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.  Our telephone number is (780) 498-2907.

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

4.D. PROPERTY, PLANT AND EQUIPMENT

CORPORATE OFFICES

We do not own any real property.  We currently occupy our corporate headquarters on a month to month basis at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.  We believe that our rented properties are adequate for our current and immediately foreseeable operating needs.  We do not have any policies regarding investments in real estate, securities or other forms of property.

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

The Company made the $10,000 and $20,000 property payments on June 1, 2007 and 2008 respectively and also met its obligations for the minimum exploration expenditures for 2007 and 2008. .  In 2009 the Company incurred $45,877 in exploration expenditures; however, was in default of the $30,000 cash payment due June 1, 2009.

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

In 2009, a six hole 392.6 metre diamond drilling program focused on drill testing bedrock and the source of the mineralized float occurrences in the Spur B and Spur D trends and the SE area. Diamond drilling was a technical success in that numerous calc-silicate horizons ranging from a few centimetres up to 13 metres wide were intersected. Although not well mineralized the calc-silicate rocks exhibit geochemistry similar to the bedrock and float mineralization. There is little doubt that the numerous gold bearing float occurrences emanated from as yet undiscovered calc-silicate horizons within the Second Creek valley. Because the sources of the gold mineralized float are as yet undiscovered continued exploration work is warranted. The absence of mineralized calc-silicate in the 2009 drill cores suggest that the source(s) of the numerous float occurrences are more distal than previously thought. Prospecting further afield from the goldbismuth- tellurium-tungsten mineralized float occurrences such as at Spur D is recommended. Targeting sub alpine and alpine areas may prove useful since glacial till and tree cover will be considerably less. MMI soil sampling conducted along strategic logging roads will transect the metamorphic stratigraphy and mineralized trends and may help locate the buried sources of the mineralized float.

Termination of Property Option Agreement

After further review and consideration of all findings and relevant information regarding the GQ Property, the Company chose to terminate the Property Option Agreement by giving Mr. Warner Gruenwald notice of our election to terminate on April 23, 2010.  The Company does not maintain any further rights, interests, or obligations in the property.

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

MAMMOTH PROPERTY

Acquisition of Interest

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.

The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  Minimum payments due under the Property Option Agreement are summarized as follows:

Date	Cash Payments	Expenditures
	CDN	CDN
July 15, 2009	$60,000
On or before April 01, 2010	$10,000	$200,000
On or before April 01, 2011	$10,000	$200,000
On or before April 01, 2012	$10,000	$200,000
On or before April 01, 2013	$10,000	$400,000

We will lose our option if we fail to make any payment according to schedule or if we fail to incur the requisite expenditures prior to April 1 of any given year. Any amounts paid to Peak Geological Inc. are non-refundable.  If within 30 days of receipt of a written notice from Peak Geological Inc. that a payment was not made in a timely manner, we do not cure the default or give Peak Geological Inc. notice that we deny that such default has occurred, the option will terminate. If we give notice and deny that a default has occurred, the option will not terminate until and unless a single arbitrator in arbitration under the rules of The Arbitration Act of British Columbia determines that we are in default. In addition, we have the right to terminate the Property Option Agreement at any time by giving notice of our election to terminate.

The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2009.  At June 25, 2010 the Company had a shortfall in property expenditures of $130,000 and cash expenditures of $10,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded. Subsequent to year end, the Company did not fulfill its commitments under the option agreement. However, the optioner agreed not to revoke the option agreement at this time.

Location

The Mammoth Property covers a large area northwest of Prince George, British Columbia, Canada. The property overlies favourable bedrock geology within the Quesnel Trough, a 1000 km long, north-northwesterly trending belt of rocks hosting many copper ± gold ± molybdenum porphyry and copper ± gold skarn deposits, including several past and presently producing mines. The belt has been described as one of the most prospective geological areas in Canada.  Access to the property is via a system of logging roads extending from provincial highways 27, 16 and 97, connecting the nearby communities of Prince George to the southeast (population 77,000), Vanderhoof to the southwest (population 4800) and Fort St. James to the west (population 1976). Prince George is serviced regularly by commercial rail and aircraft.

Claim Status

The Mammoth Property consists of 102 mineral tenure claims with the Province of British Columbia, legally registered to Peak Geological Inc., covering approximately 47,000 hectares in the Caribou Mining Division.  The mining claims give the holder the right to surface rights necessary for the prospecting and exploration for minerals.

Previous Work

New discoveries in the Lac La Hache, Kwanika-Mount Milligan and North Kemess areas, and new deeper mineralization at Afton and Mount Polley mines, continue to support interest in the Quesnel Trough. Exploration and discovery within the Prince George portion of the belt, however, has historically been almost non-existent, inhibited by a thick cover of unconsolidated Quaternary gravels and related sediments.

The Mammoth property overlies a variety of bedrock geological units. Based on very limited outcrops exposures, float and rare drill holes, combined with interpretation of regional geophysical information (primarily aeromagnetic data) bedrock mappers from various organizations have extended the known bedrock units from thin drift covered areas into thick drift areas.

Mineral exploration within these thick overburden areas has been almost completely absent because conventional exploration methods were considered inadequate and extraction of any subsequently discovered ores deemed expensive due to costs of removal of waste materials. New technology, methodology and improved metal prices, together with the new geoscientific focus on this area, have advanced the economic mineral potential of the area significantly.

The existing gravity map is contoured from very sparse ground data, but formed the basis for positioning the Mammoth Property.  Earlier staking by other companies was positioned over magnetic total field anomalies. Some of these claims may relate to younger, Chilcotin volcanic cover rocks, rather than targets with economic potential. This data can be presented in alternate ways to enhance trends and contrasts, as calculated magnetic vertical gradient and shaded relief maps. New gravity The QUEST project (funded by the Province of British Columbia) will collect new geophysical and geochemical data over a large area, including the entire Mammoth property.  This survey data will greatly improve resolution of density contrasts in the area.

Data from these new surveys will provide the first “deeper” geophysical views of the Mammoth property area, offering ability to measure conductivity and density contrasts in bedrock below the overburden. The gravity patterns will be delineated with much greater resolution by the new survey. In combination with the existing regional aeromagnetic data, they will support reinterpretation of regional bedrock geology, and may locate specific anomalies associated with mineral deposits, such as those associated with Mount Milligan, Mount Polley and many other porphyry deposits throughout the Quesnel Trough.

In late 2009 the Company acquired the services of Rob Shives from Gam-X Inc. and Warner Gruenwald from Geoquest Consulting Ltd. to assess and conducted a small grass roots exploration program.  The program consisted of geophysical interpretation, targeting, grid design for mobile metal ion (MMI) sampling, 186 MMI samples collected and analyzed, as well as 189 meters of open hole RC drilling and 73 meters of cased RC drilling completed to test the thickness of the overburden.  MMI samples were sent to SGS Minerals for analysis and drill samples were sent to Assayers Canada for analysis.  Interpretation of the results are expected in the spring of 2010.

Planned Work by the Company for 2010

We anticipate that we will incur through the end of our next fiscal year in connection with our current exploration plan for 2010:

•	$130,000 in connection with exploration expenditures and $10,000 for property option payments for the Mammoth Property;

As of June 25, 2010, the Company does not have the necessary funding to participate in its exploration plan for 2010. If funding was to be obtained, the Company would move forward with an exploration budget based on the results and recommendations of the pending assessment report.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Rush Metals Corp. (formerly American Goldrush Corp.) for the fiscal years indicated:

Table No. 3

	2009		2008		2007		2006		2005

Revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Expenses		$253,756		$54,979		$351,943		$1,945,540		$101,396

Loss from operations		$(253,316)		$(54,979)		$(351,943)		$(1,945,540)		$(101,396)
Net loss and Other Comprehensive Loss		$(268,316)		$(23,415)		$(346,255)		$(1,946,089)		$(102,926)
Net loss per share:
Basic and diluted		$0.01		$0.00		$0.01		$0.05		$0.00
Weighted average number of common shares outstanding		41,823,509		41,613,920		41,613,920		40,997,133		39,557,350

Results of Operations of Fiscal 2009 vs. Fiscal 2008

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2009 or 2008.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2009 was $268,316 compared to $23,415 in 2008.  The increase in the loss of $244,901 in 2009 compared to 2008 is primarily related to the increase of mineral property acquisition and exploration expenditures. In 2009, there was an increase of $176,895 in mineral property acquisition and exploration expenditures compared to a recovery of $130,685 in 2008. The recovery in 2008 was a result of an option payment received on its Margarita property of $183,640. No receipt of options were received in 2009. The 2009 mineral property and acquisition expenditures increase is mainly due to the property option’s cash payment and exploration expenditures of $130,000 for the Mammoth property as well as $46,895 in exploration expenditures for the GQ property. Another factor leading to the increase in loss is the reduction of general and administrative expenses to $5,383 in 2009 from $12,802.  In addition, director’s fees decreased to $Nil in 2009 from $6,128 in 2008 lower director fees.  The increase in expenses was also offset by a reduction in share based and stock-based compensation of $42,167 in 2009 from $125,012 in 2008.

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

General and Administrative Expenses

The net loss in 2008 was $23,415 compared to $346,255 in 2007.  The decrease in the loss of $322,840 in 2008 compared to 2007 is primarily related to the sale of the Margarita Property, the termination of the South Vulture Property and a reduced exploration program for the GQ Property and gifting of shares between a former director and our current officer and director of the Company. In 2008 the mineral property acquisition and exploration expenditures for the Margarita Property were ($176,228) compared to $172,777 in 2007.  The South Vulture Property’s expenditures in 2008 were $16,171 compared to $33,852 in 2007.  The GQ Property’s expenditures were $29,372 in 2008 compared to $45,063 in 2007.  Another factor leading to the decreased loss was a reduction in stock-based compensation to $12,882 in 2008 from $41,107 in 2007.  On the South Vulture, the Company completed an exploration program in 2007, but did not in 2008 as the previous results indicated the lack of conclusive results. The property option agreement was terminated in 2009.  For the GQ Property, exploration programs were completed in 2008 and 2007.  However, the revised 2008 GQ budget was significantly lower than originally proposed, as well as the 2007 budget.  For the Margarita Property, due to difficulties with locating a suitable contractor to undertake the drilling and due to insufficient funds available to the Company, the Company decided to assign its rights and obligations to the property to Patriot Gold Corp in January 2008.  In 2007 the Company incurred the costs for the preparation for the planned drill program and formally approved a work plan for drilling on the Margarita Property.   During the year, our former director has gifted a total of 30 million of common shares of the Company to an officer and a director of the Company with a value of $112,130 which offset the expense reduction compared to 2007.

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

On October 9, 2009 we received $50,000 CDN$ in proceeds from the exercise of warrants.

On October 22, 2009 we received $50,000 CDN$ in proceeds from the exercise of warrants.

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

During 2009 and 2008 our operations were funded from the proceeds of warrant exercises on October 9, 2009 for CDN $50,000 and on October 22, 2009 for CDN $50,000, as well as the assignment of the Margarita Property to Patriot Gold Corp. on January 29, 2008 for CDN $201,600 (USD $200,000).  We do not have sufficient cash to fund our minimum obligations for the next twelve months.  We expect to continue to finance operations through the sale of equity.  However, there is no guarantee that we will be successful in arranging financing on acceptable terms.

During 2009 cash used in operating activities was $226,613 compared to cash provided by operating activities of $95,719 in 2008, an change of $322,332.  We had a net loss of $268,316 in 2009 compared to a loss of $23,415 in 2008 primarily due to the increase of mineral property acquisition and exploration expenditures and no receipt of option payments in 2009.  The non-cash effects of share-based and stock-based compensation decreased to $42,167 in 2009 from $125,012 in 2008.  Also, in 2009 we had a cash inflow from accounts payable and accrued liabilities of $1,350 compared to cash outflow of $8,108 in 2008.

In 2009, we have cash inflows of $Nil from investing activities, and in 2008, we had $17,894 from investing activities.  Investing activities in 2008 related to a return in the reclamation deposits for the Margarita and South Vulture Properties.

In 2009, we have cash inflows of $100,000 from financing activities. These proceeds resulted from cash payments on exercise of 1,000,000 warrants in October 2009. In 2008 and 2007, cash inflows from financing activities were $nil.

During 2008 cash provided by operating activities was $95,719 compared to cash used by operating activities of $335,103 in 2007, a change of $430,822.  We had a net loss of $23,415 in 2008 compared to a loss of $346,255 in 2007 primarily due to the sale of the Margarita Property for $201,600 and the resulting reduction in cash commitments.  The non-cash effect was that stock-based compensation decreased to $12,882 in 2008 from $41,107 in 2007 and share-based compensation increased to $112,130 from $nil in 2007.  The share-based compensation was primarily due to the gifting of shares between a former officer/director and our officer and a director of the Company.  Also, in 2008 we had a cash outflow from accounts payable and accrued liabilities of $8,108 compared to $28,767 in 2007.

In 2008 we have cash inflows of $17,894 from investing activities, and in 2007, we have used $17,894 for investing activities.  Investing activities in 2007 related to the payment of reclamation deposits on the Margarita (2007) and the South Vulture (2006) Properties.  In 2008 these reclamation deposits were returned to the Company.  There were no financing activities in 2008 and 2007.

We had cash and cash equivalents of $41,659 as of December 31, 2009.  We anticipate that we will incur through the end of our next fiscal year:

•	$130,000 in connection with exploration expenditures and $10,000 for property option payments for the Mammoth Property;

•
$39,600 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2009 we had working capital of $26,021.  The resulting increase in cash commitments related to the Mammoth Property will not allow us to fund a minimum level of operations for the next twelve months without additional funding.

We anticipate that our cash requirements to carry out planned exploration of our property and to cover administrative costs will be approximately $179,600 through December 31, 2010. We shall require additional funding for our minimum obligations under existing property agreements, and to expand our operations.  We anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the bridge loans.  These estimates have an effect on the stock-based compensation and the loss on bridge loan conversion expenses recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our common stock has not yet traded yet, the expected volatility is based on comparable junior mining companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested at December 31, 2009.

Management has estimated the fair value of the shares in connection with the gifting of the shares based on the estimated fair value of net assets at the date of the shares being transferred.

5.C.  Research and development, patents and licenses etc.

      --- Not applicable ---

5.D.  Trends.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2009 and December 31, 2008 or of the date of this report.

5.F.  Contractual Obligations.

We have the following contractual obligations at December 31, 2009 as expressed in CDN dollars:

Contractual Obligations	Total	Payments Due By Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years

Property payments	$40,000	$10,000	$30,000	-	-
Property expenditures	$930,000	$130,000	$800,000	-	-

	$970,000	$140,000	$830,000	-	-

At December 31, 2009 the Company also had $5,636 in trade accounts payable.  The balance is unsecured.    As the Company has decided not to continue with the GQ property subsequent to December 31, 2009, the cash payments and expenditures amounts have been excluded from the contractual obligations noted above.

Recent Accounting Pronouncements Applicable to US

Recently issued United States accounting pronouncements have been outlined below.

ASC 805

On February 1, 2009, the Company adopted the changes issued by FASB ASC topic 805 for business combinations. These changes require an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired business at the acquisition date, measured at their fair values as of that date, with limited exceptions. This statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired business, at the full amounts of their fair values. ASC 805 makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. Our adoption of the changes to ASC 805 had no impact on the Company’s financial statements. However, we expect the changes to ASC 805 will have an impact on our accounting for future business combinations, but the effect is dependent upon making acquisitions in the future.

In April 2009, the FASB issued an update to ASC 805, “Business Combinations”, that clarifies and amends ASC 805, as it applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies. This update addresses initial recognition and measurement issues, subsequent measurement and accounting, and disclosures regarding these assets and liabilities arising from contingencies in a business combination. The Company adopted this Statement on January 1, 2009. Implementation of this update to ASC 805 did not have any impact on the Company’s financial statements.

ASC 815

In June 2008, the FASB ratified FASB ASC 815-40 (EITF Issue 07-5 (EITF 07-5), - Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock). FASB ASC 815-40 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments. FASB ASC 815-40 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. On January 1, 2009, the Company adopted this pronouncement. There was no material impact on our financial position, results of operations or cash flows.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives. This ASU removes a scope exception, and an entity that has a beneficial interest in securitized financial assets that includes a credit derivative feature must evaluate that feature for bifurcation from the host financial asset in accordance with the guidance at ASC 815. ASU 2010-11 is effective at the beginning of a reporting entity’s first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of an entity’s first fiscal quarter beginning after March 5, 2010. We do not expect that the adoption of ASU 2010-11 will have a material impact on our financial position, results of operations, or cash flows.

ASC 855

In May 2009, the FASB issued FASB ASC 855, “Subsequent Events”. This Statement addresses accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. FASB ASC 855 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, the date issued or date available to be issued. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is to be applied prospectively.  The Company’s adoption of the new guidance did not have a material effect on the Company’s financial statements.

In February, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

ASU No. 2009-05

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05 for changes to measuring liabilities at fair value. These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (For example, present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. These changes become effective for the Company on January 1, 2010. The Company does not anticipate the adoption of these changes will have an impact on the Company’s financial statements.

ASU No. 2009-06

In September 2009, the FASB issued ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes.  The implementation guidance will apply to financial statements on nongovernmental entities that are presented in conformity with U.S. GAAP.  The effective date is for entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASU No. 2009-9

In September 2009, FASB issued ASU No. 2009-09, “Accounting for Investments – Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees.  This update is an amendment to ASC 323-10-S99 and 505-50-S99.  The amendment to ASC 323-10-S99 provides guidance on the accounting by an investor for stock-based compensation based on the investor’s stock granted to employees of an equity method investee.  Investors that are SEC registrants should classify any income or expense resulting from application of this guidance in the same income statement caption as the equity in earnings (or losses) of the investee.  The amendment to ASC 505-50-S99 clarifies the accounting by the grantee or grantor in transactions involving equity instruments granted to other than employees if the accounting does not reflect the same commitment date or similar values and is effective September 17, 2009.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASC 105

On October 31, 2009, the Company adopted FASB ASC 105 -- Generally Accepted Accounting Principles, which established the FASB Accounting Standards Codification (“the Codification”), as the single official source of authoritative, nongovernmental, U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right, as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. The Codification is designed to simplify U.S. GAAP into a single, topically ordered structure. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for interim and annual periods ending after September 15, 2009. Accordingly, the Company refers to the Codification in respect of the appropriate accounting standards throughout this document as “FASB ASC”. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s financial statements.

ASU No. 2009-17

In December 2009, the FASB issued ASU 2009-17 for Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends ASC topic 810. The Board's objective in issuing this Statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of Certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not anticipate the adoption of these changes will have an impact on the Company’s financial statements.

ASU No. 2010-01

In January 2010, the FASB issued ASU No. 2010-01 “Accounting for Distributions to Shareholders with Components of Stock and Cash” with Equity (Topic 505).  The objective of this update is to address diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in aggregate.  Historically, some entities have accounted for the stock portion of the distribution as a new share issuance that is reflected in earnings per share (“EPS”) prospectively.  Other entities have accounted for the stock portion of the distribution as a stock dividend by retroactively restating shares outstanding and EPS for all periods presented.  The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance, rather than a stock dividend, thus eliminating the diversity in practice.  The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis.  The adoption of ASU 2010-01 did not have a material impact on the Company’s financial statements.

ASU No. 2010-06

In January, 2010, the FASB issued ASU No. 2010-06 on codification, Fair value Measurements and Disclosures (Topic 820-10), improving disclosures about fair value measurements.  This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Level 1, 2, and 3.  The standard adds new disclosure and clarifies existing disclosure requirements.  The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end.  The provisions of the new standard are effective for the interim periods ending after June 15, 2009.  The adoption of ASU 2010-06 did not have a material impact on the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4
Directors and Senior Management
June 25, 2010

Name	Position	Age	Date of First Election Or Appointment

Paul Noland	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	62	September 13, 2008
Keith Diakiw	Director	37	September 9, 2008
Robert Coale	Director	70	September 12, 2008
Paul Uppal	Director	57	June 30, 2009
Pol Brisset	Director	34	June 30, 2009

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

Paul D. Noland, age 62, has been a Director and our Chairman, President, Chief Executive and Operating Officer and Secretary since September 2008.  Mr. Noland graduated from Lamar University with a B.S. in Geology in 1971, and has over 35 years experience as a professional geologist, primarily in the western US.   He has held senior positions at Inspiration, Noranda, Independence Mining, Placer Dome and Barrick.  His most recent corporate position was with Barrick at the Cortez, Nevada Mines, where he was involved with both the Pipeline and newly discovered Cortez Hills deposits.

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

Robert Coale, age 70, has been a Director of Rush Metals Corp. (formerly American Goldrush Corp.) since September 2008.  He has also been a Director of Patriot Gold Corp., a publicly traded mineral exploration company since June 2003.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Keith Diakiw, age 37, has served as a Director of the Company since September 2008 and is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  Furthermore, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), and the Canadian Society of Petroleum Geologists (CSPG).

Paul Uppal, age 57, has served as a Director of the Company since June 2009 and has been an entrepreneur since 1971.  He started in the family sawmill business, Goldwood Industries, and then branched off into the pub business for 16 years.  Subsequently, he became a licensed realtor and builder of residential real estate, which transgressed into the hotel industry as an owner/operator.   He recently built a 230 seat resto/lounge which he currently operates with his two sons.  Mr. Uppal has served as a Director/Chairman of the North Fraser Port Authority and also a Director/CEO of Power Oil & Gas Inc., a publicly traded natural gas exploration company.

Pol Brisset, age 34 has served as a Director of the Company since June 2009 and has worked as a finance & marketing professional for international corporations such as Molson-Coors and Heineken. His knowledge and experience in strategy development, business operations and team dynamics are of specific importance to Strata. Mr. Brisset is fluent in both English and French. He holds an MBA degree from the University of Calgary, and also a business degree from the University of Quebec at Montreal.

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

6.B.  Compensation

Cash Compensation

With the exception of Richard Kehmeier, none of our officers or directors have received or earned any compensation or bonus for services rendered in the 2009 or 2008.  Commencing December 2005 and ending on December 31, 2008, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company.  During the year, Mr. Kehmeier resigned as a Director.  During the fiscal year ended December 31, 2009, compensation payments made to our Directors was $Nil.

We do not maintain key-man life insurance for any of our executive officers or directors.

Table No. 5
Outstanding Equity Awards as at December 31, 2009

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)

Paul Noland	Nil	-	-	-	-	-	-	-
Robert Coale(2)	25,000	$0.25	11/1/05	11/28/15	$0.10	25,000	-	$1,775
Keith Diakiw	Ni	-	-	-	-	-	-	-
Paul Uppal	Ni	-	-	-	-	-	-	-
Pol Brisset	Ni	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2009 filed with this Form 20-F.

(2) Mr. Coale was granted 100,000 options November 1, 2005.  50,000 options vested immediately and 50,000 vested November 1, 2006.  On July 1, 2006 75,000 options were canceled. Mr. Coale was appointed to the Board of Directors on September 12, 2008.

No stock options were granted to officers or directors in 2009 or 2008.  No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

With the exception of Richard Kehmeier, there are no Director Service contracts.  Pursuant to an agreement dated December 2005, between the Company and Mr. Kehmeier, commencing December 2005 and ending on December 31, 2008, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company.  Mr. Kehmeier’s service contract was terminated on June 30, 2009 due to his resignation to serve as a Director of the Company.

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

6.E.  Share Ownership

Table No. 6 lists, as of June 25, 2010 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 6
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(3)

Common	Paul Noland (1)	14,000,000	32.9%
Common	Robert Coale	-	*
Common	Keith Diakiw	-	*
Common	Paul Uppal (2)	16,000,000	37.5%
Common	Pol Brisset	-	*
Common	Total Directors / Senior Management	30,000,000	70.4%

* Represents less than 1%.

(1)	14,000,000 of the shares owned by Mr. Noland are subject to our option to purchase all or any portion of these shares at a purchase price of CDN $0.01 per share.

(2)	16,000,000 of the shares owned by Mr. Uppal are subject to our option to purchase all or any portion of these shares at a purchase price of CDN $0.01 per share.

(3)	Based on 42,613,920 shares outstanding as of June 25, 2010.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2009.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company has two Shareholders who own more than 5% of the issued shares.  As at June 25, 2010, Paul Noland has beneficial ownership of 14,000,000 shares, or 32.9% of the common shares.  Paul Uppal has beneficial ownership of 16,000,000 shares, or 37.5% of the common shares.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

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

7.A.2.  Canadian Share Ownership.

As of the record date of June 25, 2010, the Company’s shareholders’ list showed 42,613,920 common shares outstanding and 58 shareholders.  The Company’s shares are listed on a public exchange but have not yet traded.  Mr. Paul Noland, a US resident owns a total of 14,000,000 common shares, equivalent to 32.9% of total and outstanding common shares of the Company.  Mr., Paul Uppal, a Canadian resident owns a total of 16,000,000 common shares, equivalent to 37.5% of the total and outstanding of the Company.

Of the 42,613,920 common shares outstanding, there were 28,561,420 registered shares held by individuals with Canadian addresses, equivalent to 67.0% of the total and outstanding common shares of the Company.

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

Amounts Owing to Senior Management/Directors

At December 31, 2009 and 2008 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of BDO Canada LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2009, 2008 and 2007

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

On June 1, 2006 we entered into a property option agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 and $20,000 payment on June 1, 2007 and 2008 respectively and also met its obligations with respect to the minimum exploration expenditures for 2007 and 2008. In 2009 the Company incurred $45,877 in exploration expenditures; however, was in default of the $30,000 cash payment due June 1, 2009. After further review and consideration of all findings and relevant information regarding the GQ Property, the Company chose to terminate the Property Option Agreement by giving Mr. Warner Gruenwald notice of our election to terminate on April 23, 2010.  The Company does not maintain any further rights, interests, or obligations in the property.

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

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2009.  At June 25, 2010 the Company had a shortfall in property expenditures of $130,000 and cash expenditures of $10,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.

On August 20, 2009 at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.

On August 31, 2009 the Board of Directors approved a name change of the Company to Rush Metals Corp.

Subsequent to December 31, 2009, on May 13, 2010 pursuant to new letter agreements with certain  warrant holders, the warrant vesting dates was further extended from April 30, 2010 to April 30, 2011 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  In addition, the warrant expiration date has been extended from October 30, 2010 to October 30, 2012 with respect to the Class A Warrants, from October 30, 2011 to October 30, 2013 with respect to the Class B Warrants and from October 30, 2012 to October 30, 2014 with respect to the Class C Warrants.

Subsequent to December 31, 2009, on May 13, 2010 pursuant to new letter agreements with certain warrant holders, the warrant vesting date was extended from January 27, 2011 to January 27, 2013 with respect to the Class A Warrants and from January 27, 2012 to January 27, 2014 with respect to the Class B Warrants.

ITEM 9.  THE OFFER AND LISTING

9.C.  Markets

Admission to Quotation on the OTC Bulletin Board

In April 2008 we applied to the NASD to have our common stock be quoted on the OTC Bulletin Board and as of October 2008 we have received approval for our shares to trade on the OTC Bulletin Board under the symbol AGRUF:OTC:BB.  In October 2009 our trading symbol was changed to RSMTF:OTC:BB to reflect the name change from American Goldrush Corp. to Rush Metals Corp.
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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on August 12, 2003. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extra-provincial company under the Company Act, British Columbia on November 7, 2003.  Pursuant to Section 4 of the Statement on Registration Extra-provincial Company filed on November 7, 2003, the Company’s objects and purposes was described as “mineral exploration and development”.  In September 2008 the Company filed a Form 42 Notice of Ceasing to Carry on Business in British Columbia and filed with Industry Canada to change its jurisdiction and primary place of business to Alberta. On August 20, 2009 at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.  On August 31, 2009 the Board of Directors approved a name change of the Company to Rush Metals Corp.

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

12. On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2009.  At June 25, 2010 the Company had a shortfall in property expenditures of $130,000 and cash expenditures of $10,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.

13. On April 23, 2010 the Company chose to terminate the Property Option Agreement for the GQ Property by giving Mr. Warner Gruenwald notice of our election to terminate.  The Company does not maintain any further rights, interests, or obligations in the property.

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

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2009.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 31,163,140 common shares.  The following table lists the warrants outstanding at December 31, 2009.  Each warrant is exchangeable for one common share.  The warrants are non-transferable and provide for a cashless exercise option.

Class	Number Outstanding	Number Vested	Exercise Price	Expiry Date	New Expiry Date (1)
A	8,500,000	8,500,000	$0.10	Oct 30, 2010	Oct 30, 2012
B	9,500,000	-	$1.46	Oct 30, 2011	Oct 30, 2013
C	9,500,000	-	$1.52	Oct 30, 2012	Oct 30, 2014
A	731,570	731,570	$0.25	Jan 27, 2011	Jan 27, 2013
B	731,570	731,570	$0.50	Jan 27, 2012	Jan 27, 2014
A	1,100,000	1,100,000	$1.00	Jun 16, 2011	Jun 16, 2011
B	1,100,000	1,100,000	$1.50	Jun 16, 2012	Jun 16, 2012
	31,163,140	12,163,140

(1) Subsequent to December 31, 2009, on May 13, 2010 vesting dates and expiration dates for some classes of warrants were extended. See 7(a).

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Paul Noland.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to the following material weakness:

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Canada LLP in 2009 and 2008 were:

Fiscal Year ended December 31	Fiscal year	Fiscal year
Principal Accountant Fees and Services	2009	2008

Audit Fees	$22,647	$24,118
Audit related fees	$Nil	$Nil
Tax Fees	$1,650	$1,650
All other fees	$Nil	$Nil
Total	$24,297	$25,768

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

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

Report of Independent Registered Public Accounting Firm
Balance Sheets
Statements of Loss and Comprehensive Loss
Statements of Cash Flows
Statements of Changes in Stockholders’ Equity
Notes to the Financial Statements

Rush Metals Corp.
(formerly American Goldrush Corp.)
(An Exploration Stage Company)
Financial Statements
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Rush Metals Corp.
(formerly American Goldrush Corp.)
(An Exploration Stage Company)
Financial Statements
December 31, 2009 and 2008
Contents

Report of Independent Registered Public Accounting Firm

Comments by Auditors for US Readers on
Canada – US Reporting Differences

Financial Statements

Balance Sheets

Statements of Loss and Comprehensive Loss

Statements of Cash Flows

Statements of Changes in Stockholders’ Equity

Notes to the Financial Statements

                                                  BDO Canada LLP                                                       600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Rush Metals Corp. (formerly American Goldrush Corp.)

We have audited the Balance Sheets of Rush Metals Corp. (formerly American Goldrush Corp.) (an Exploration Stage Company) as at December 31, 2009 and 2008 and the Statements of Loss and Comprehensive Loss, Cash Flows and Changes in Stockholders’ Equity for the years ended December 31, 2009, 2008 and 2007 and the cumulative period from August 8, 2003 (inception) to December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 and the cumulative period from August 8, 2003 (inception) to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
June 23, 2010

                                                 BDO Canada LLP                                                       600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated June 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
June 23, 2010

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

December 31	2009	2008

ASSETS

Current
Cash and cash equivalents	$41,659	$168,272
Receivables	6,998	5,184
Prepaid expenses	1,000	1,000
	49,657	174,456

Reclamation deposit (Note 4)	3,367	3,367
	$53,024	$177,823

LIABILITIES

Current
Accounts payable and accrued liabilities	$23,636	$22,286

Stockholders’ equity

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued:
42,613,920 (2008 – 41,613,920) common shares (Note 7)	784,442	684,442
Contributed surplus	2,034,749	1,992,582
Deficit accumulated during the exploration stage	(2,789,803)	(2,521,487)
	29,388	155,537
	$53,024	$177,823

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				December 31,
	2009	2008	2007	2009 (cumulative)

Expenses
Mineral property acquisition and
exploration expenditures (recovery) (Note 3)	$176,895	$(130,685)	$251,693	$473,324
Office and sundry	6,193	12,802	21,042	85,029
Rent	-	2,449	2,640	13,480
Professional fees	28,112	38,825	28,405	274,772
Transfer agent fees	389	448	584	4,675
Directors’ fees	-	6,128	6,472	20,087
Loss on bridge loan conversion (Note 5)	-	-	-	51,210
Share-based compensation (Note 6)	42.167	112,130	-	1,654,297
Stock-based compensation (Note 7)	-	12,882	41,107	233,542

Total expenses	(253,756)	(54,979)	(351,943)	(2,810,416)

Interest income	85	2,035	7,077	12,731
Interest expense	-	-	-	(2,018)
Foreign exchange gain (loss)	(14,645)	29,529	(1,389)	9,900

Net loss and comprehensive loss for the period	$(268,316)	$(23,415)	$(346,255)	$(2,789,803)

Loss per share – basic and diluted	$(0.01)	$(0.00)	$(0.01)
Weighted average shares outstanding	41,823,509	41,613,920	41,613,920

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				DECEMBER 31,
	2009	2008	2007	2009 (cumulative)

Cash flows from operating activities
Net loss for the period	$(268,316)	$(23,415)	$(346,255)	$(2,789,803)

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion (Note 5)	-	-	-	51,210
Share-based compensation (Note 6)	42,167	112,130	-	1,654,297
Stock-based compensation (Note 7)	-	12,882	41,107	233,542
Change in receivables	(1,814)	2,530	(723)	(6,998)
Change in prepaid expenses	-	(300)	(465)	(1,000)
Change in accounts payable and accrued liabilities	1,350	(8,108)	(28,767)	23,636
Change in accrued interest payable	-	-	-	2,018
Net cash provided by (used in) operating activities	(226,613)	95,719	(335,103)	(833,098)

Cash flow from investing activity

Reclamation deposit	-	17,894	(17,894)	(3,367)

Cash flows from financing activities
Issuances of common stock	100,000	-	-	806,985
Proceeds from bridge loans (Note 5)	-	-	-	71,139
Net cash provided by financing activities	100,000	-	-	878,124

Increase (decrease) in cash and cash equivalents	(126,613)	113,613	(352,997)	41,659

Cash and cash equivalents, beginning of period	168,272	54,659	407,656	-

Cash and cash equivalents, end of period	$41,659	$168,272	$54,659	$41,659

Supplemental information

Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity (Note 5)	$-	$-	$-	$73,157

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

			DEFICIT
	COMMON STOCK		ACCUMULATED
	NUMBER OF		DURING THE
	COMMON		EXPLORATION	CONTRIBUTED
	SHARES	AMOUNT	STAGE	SURPLUS	TOTAL
Shares issued to founders on inception	30,000,000	$-	$-	$-	$-
Private placement, common share issuances for cash at $0.01 per share in October, 2003 (Note 7)	9,500,000	95,000	-	-	95,000
Net loss for the period	-	-	(14,261)	-	(14,261)

Balance, December 31, 2003	39,500,000	95,000	(14,261)	-	80,739
Private placement, common share issuances for cash at $0.10 per share in January, 2004 (Note 7)	57,350	5,735	-	-	5,735
Net loss for the year	-	-	(88,541)	-	(88,541)

Balance, December 31, 2004	39,557,350	100,735	(102,802)	-	(2,067)
Stock-based compensation (Note 7)	-	-	-	35,075	35,075
Net loss for the year	-	-	(102,926)	-	(102,926)

Balance, December 31, 2005	39,557,350	100,735	(205,728)	35,075	(69,918)
Conversion of bridge loans to equity in January 2007 (Note 5)	731,570	73,157	-	51,210	124,367
Private placement, common share issuances for cash at $0.50 per share in June, 2006 (Note 7)	1,100,000	454,300	-	95,700	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	225,000	56,250	-	-	56,250
Stock-based compensation (Note 7)	-	-	-	144,478	144,478
Share-based compensation (Note 6)	-	-	-	1,500,000	1,500,000
Net loss for the year	-	-	(1,946,089)	-	(1,946,089)

Balance, December 31, 2006	41,613,920	684,442	(2,151,817)	1,826,463	359,088

Stock-based compensation (Note 7)	-	-	-	41,107	41,107
Net loss for the year	-	-	(346,255)	-	(346,255)

Balance, December 31, 2007	41,613,920	684,442	(2,498,072)	1,867,570	53,940

Share-based compensation (Note 6)	-	-	-	112,130	112,130
Stock-based compensation (Note 7)	-	-	-	12,882	12,882
Net loss for the year	-	-	(23,415)	-	(23,415)

Balance, December 31, 2008	41,613,920	684,442	(2,521,487)	1,992,582	155,537

Share-based compensation (Note 6)	-	-	-	42,167	42,167
Issuance of shares upon the exercise of warrants in October, 2009	1,000,000	100,000	-	-	100,000
Net loss for the year	-	-	(268,316)	-	(268,316)

Balance, December 31, 2009	42,613,920	$784,442	$(2,789,803)	$2,034,749	$29,388

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

 1.      OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities (Note 3)

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral exploration).  The Company is primarily engaged in the acquisition and exploration of mining properties in North America.  In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia.  The Property Option Agreement was amended in November, 2004, and on November 23, 2005 the Company terminated the Property Option Agreement.  During 2006, the Company entered into three separate Property Option Agreements to acquire an option on two properties in Arizona (Margarita and South Vulture) and one in British Columbia, Canada (GQ).  Subsequent to December 31, 2007, the Margarita property was assigned to a third party and subsequent to December 31, 2008, the South Vulture property option lapsed. During 2009, the Company entered into a Property Option Agreement to acquire an option to purchase a property in British Columbia, Canada (Mammoth). Subsequent to December 31, 2009, the GQ property option lapsed.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $2,789,803 for the period from August 8, 2003 (inception) to December 31, 2009 and has no source of revenue.  The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.      SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. All figures are reported in Canadian dollars. The significant accounting policies are summarized as follows:

a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. During the year ended December 31, 2009, the Company did not have any cash equivalent balances (2008 - $158,340).

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

b)      Mineral Property Payments and Exploration Costs

Exploration costs are expensed as incurred. Development costs are charged to the statement of loss until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are charged to the statement of loss until the viability of the mineral interest is determined. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

To December 31, 2009, all exploration and option payments have been charged to the statement of loss due to the uncertainty of recoverability.

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
• Revenue and expenses at the transaction date exchange rate.

Gains and losses on foreign exchange are included in the Statement of Loss.

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

Under the fair value  method, stock-based payments to non-employees are measured at the fair value of the equity instrument issued.  The fair value of stock-based payments to non-employees is periodically re-measured until the earlier of:  completion of the services provided; a firm commitment to complete the services; or the vesting date and any change therein is recognized over the service period.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

f)      Loss Per Share
The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share.  Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period.  Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 31,238,140, 32,663,140, and 32,813,140 in 2009, 2008 and 2007 respectively were not included in the computation of loss per share because the effect was anti-dilutive.

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

i)      Financial Instruments – Recognition and Measurement

The Company has classified its financial instruments as follows:

•	Cash and cash equivalents as held for trading which is measured at fair value initially and in subsequent periods;

•	Receivables are classified as loans and receivables. They are initially measured at fair value. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

•
Accounts payable and accrued liabilities are classified as other liabilities.  They are initially measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest rate method.

In order to measure changes in fair value, the fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels and adjustments to fair value must be based on one of the following measures:

•	Level one – Quoted market prices in active markets for identical assets or liabilities;
•	Level two – Inputs other than level one inputs that are either directly or indirectly observable, and;
•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

i)      Financial Instruments – Recognition and Measurement - continued

The book values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their respective fair value due to the short-term nature of these instruments. As a result, no changes in fair value of financial instruments have been recorded in the Statement of Loss.

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

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining its cash and cash equivalent balances available to meet its anticipated operational needs.  At December 31, 2009, the Company had a cash and cash equivalent balance of $41,659 (2008 – $168,272) and current liabilities of $23,636 (2008 – $22,286).  The Company believes that these sources will be sufficient to cover the expected short- term cash requirements. However, we anticipate that we will require up to approximately $179,600 to fund our continued operations for the next twelve months.  We expect to continue to finance operations through the sale of equity.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

 j)      Financial Instruments – Disclosure and Presentation - continued

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As of the year end, the Company was not exposed to interest rate risk since all cash equivalents bearing interest were liquidated during the year.

Foreign Currency Risk

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	Financial		Financial
	Assets		Liabilities
	2009	2008	2009	2008

U.S. dollar	$5,530	$136,605	$3,784	$781

k)      Hedging

The Company currently does not hold any financial instruments designated for hedge accounting.

l)      Capital Disclosure

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

The Company has acquired interests in various properties (Note 3) and has not yet generated any revenue.  Accordingly the Company will be dependent in the future upon external financing to fund future acquisition and exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential and provided it has adequate financial resources to do so.

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

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

m)      Recently Released Canadian Accounting Standards

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, IFRS will be adopted by the Company on January 1, 2011 and its first set of IFRS compliant financial statements will be for the year ended December 31, 2011, with comparative information presented on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. As Section 1582 will apply only to future business combinations, it will not have an effect on the Company's financial statements since there have been no such acquisitions to date. The Company is assessing the effect of adoption of Section 1601 and Section 1602.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.      MINERAL PROPERTY INTERESTS

The following table lists mineral property acquisition and exploration expenditures incurred on the Company’s properties to December 31, 2009.

	Margarita	South Vulture	GQ		Mammoth	Other	Total
Balance at December 31, 2005	$-	$-	$		$-	$11,947	11,947
2006 Expenditures
Property acquisition and option payments	70,966	8,735		-	-	-	79,701
Geological and geophysical	23,332	16,173		10,341	-	-	49,846
Assaying and analysis	1,135	483		2,282	-	-	3,900
Camp and field supplies	171	205		452	-	-	828
Travel and accommodation	6,407	265		205	-	-	6,877
Consulting	20,927	1,395		-	-	-	22,322
Total 2006 expenditures	122,938	27,256		13,280	-	-	163,474
Balance at December 31, 2006	122,938	27,256		13,280	-	11,947	175,421

2007 Expenditures
Property acquisition and option payments	89,255	5,870	10,615	-	-	105,740
Geological and geophysical	53,833	7,475	23,359	-	-	84,667
Assaying and analysis	-	9,868	6,756	-	-	16,624
Camp and field supplies	627	1,987	1,890	-	-	4,504
Travel and accommodation	2,885	2,997	2,444	-	-	8,326
Consulting	26,177	5,655	-	-	-	31,832
Total 2007 expenditures	172,777	33,852	45,064	-	-	251,693
Balance at December 31, 2007	295,715	61,108	58,344	-	11,947	427,114

2008 Expenditures
Property acquisition and option payments	(183,640)	5,735	20,591	-	-	(157,314)
Geological and geophysical	4,444	-	10,798	-	-	15,243
Assaying and analysis	-	-	(2,844)	-	-	(2,844)
Camp and field supplies	320	284	165	-	-	768
Travel and accommodation	137	-	662	-	-	799
Consulting	2,511	10,152	-	-	-	12,663
Total 2008 expenditures	(176,228)	16,171	29,372	-	-	(130,685)
Balance at December 31, 2008	$119,487	$77,279	$87,716	$-	$11,947	$296,429

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.      MINERAL PROPERTY INTERESTS - Continued

	Margarita	South Vulture	GQ	Mammoth	Other	Total
Balance at December 31, 2008	$119,487	$77,279	$87,716	$-	$11,947	$296,429
2009 Expenditures
Property acquisition and option payments	-	-	-	60,000	-	60,000
Geological and geophysical	-	-	13,806	34,742	-	48,548
Assaying and analysis	-	-	1,984	4,148	-	6,132
Camp and field supplies	-	-	3,170	-	-	3,170
Travel and accommodation	-	-	1,375	795	-	2,170
Consulting	-	-	-	-	-	-
Drilling	-	-	26,560	30,315	-	56,875
Total 2009 expenditures	-	-	46,895	130,000	-	176,895
Balance at December 31, 2009	$119,487	$77,279	$134,611	$130,000	$11,947	$473,324

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

Subsequent to December 31, 2008, the Company decided not to continue with the South Vulture property.  Therefore, no further option payments were paid.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
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

In addition, the Company is subject to a 2% net smelter return royalty to the optionor upon production. The Company, upon the payment of $500,000, has the option (exercisable for 90 days following completion of a bankable feasibility study) to buy up to one-half (50%) of the optionor’s net smelter return interest (1% net smelter return).  The Company made the $20,000 property payments on June 1, 2008 and met its obligations with respect to the minimum exploration expenditures for 2008 and 2009.

Subsequent to December 31, 2009, the Company decided not to continue with the GQ property and no longer maintains any interest in this property.

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

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.     MINERAL PROPERTY INTERESTS - Continued

Margarita Property- continued

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

       Mammoth Property

On July 15, 2009, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company paid the initial CDN $60,000 upon signing the agreement and may exercise its option by making further cash payments and incurring net expenditures as follows:

Date	Cash Payments	Expenditures
	CDN	CDN
On or before April 01, 2010	$10,000	$200,000
On or before April 01, 2011	$10,000	$200,000
On or before April 01, 2012	$10,000	$200,000
On or before April 01, 2013	$10,000	$400,000

As of December 31, 2009, the Company has paid CDN $70,000 in exploration expenditures in addition to the initial CDN $60,000 paid upon signing the agreement. Subsequent to year end, the Company did not fulfill its commitments under the option agreement. However, the optioner agreed not to revoke the option agreement at this time.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

4.     RECLAMATION DEPOSIT

The Company had been granted exploration permits from the state of Arizona for the South Vulture Property.  As part of the application process, the Company paid a refundable deposit to the State for the estimated reclamation costs associated with the planned exploration programs for the respective properties.  Upon completion of any required reclamation, the Company will receive a refund of the deposit.  This balance remains payable from the state of Arizona as of December 31, 2009.

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

Together with the estimated fair value of the common shares of $0.10 per share, the aggregate fair value of the total consideration given on this conversion was $124,367.   As a result, the Company recognized a loss of $51,210 on the Statements of Loss at December 31, 2006. There is no impact in the current year ended December 31, 2009.

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

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

6.    RELATED PARTY TRANSACTIONS- continued

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

On June 30, 2009, 16,000,000 shares of the common stock of the Company held by a former director were gifted to an incoming Canadian director, pursuant to an assignment agreement, among the parties involved and the Company.  No consideration was exchanged for the gifting of such shares.

Due to these transactions having taken place between related parties, they were not undertaken at market value.  As a result, as at December 31, 2009 the Company had recognized $42,167 (2008 - $112,130), being the fair value of the shares, in share-based compensation in respect of the estimated value of the common shares at the date of the assignment agreement.

The Company paid one of its former Directors USD $500 per month for serving on its Board of Directors.  Payment of fees during the year were $ nil (2008 - $6,128, 2007 - $6,472).

7.      SHARE CAPITAL

a)      Common Shares

During the period from inception (August 8, 2003) to December 31, 2009, the Company had the following transactions:

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

Pursuant to new letter agreements dated February 28, 2008 with each respective warrant holder, the warrant vesting date was further extended from April 30, 2008 to April 30, 2009 with respect to the Class B Warrants and from October 30, 2008 to October 30, 2009 with respect to the Class C Warrants.  In addition, the warrant expiration date has been extended from October 30, 2009 to October 30, 2010 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  The terms of the Class A Warrants have not been changed and all other terms of the warrant agreements remain unchanged.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL- continued

a)      Common Shares - Continued

Pursuant to new letter agreements dated September 30, 2008 with each respective warrant holder, the warrant vesting date was further extended from April 30, 2009 to April 30, 2010 with respect to the Class B Warrants and from October 30, 2009 to October 30, 2010 with respect to the Class C Warrants.  In addition, the warrant expiration date has been extended from October 30, 2008 to October 30, 2010 with respect to the Class A Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class B Warrants and from October 30, 2011 to October 30, 2012 with respect to the Class C Warrants.

Subsequent to December 31, 2009, on May 13, 2010 pursuant to new letter agreements with certain  warrant holders, the warrant vesting date was further extended from April 30, 2010 to April 30, 2011 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  In addition, the warrant expiration date has been extended from October 30, 2010 to October 30, 2012 with respect to the Class A Warrants, from October 30, 2011 to October 30, 2013 with respect to the Class B Warrants and from October 30, 2012 to October 30, 2014 with respect to the Class C Warrants.

Subsequent to December 31, 2009, on May 13, 2010 pursuant to new letter agreements with certain warrant holders, the warrant vesting date was extended from January 27, 2011 to January 27, 2013 with respect to the Class A Warrants and from January 27, 2012 to January 27, 2014 with respect to the Class B Warrants.

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
During the year, 1,000,000 common shares were issued on the exercise of warrants for proceeds of $100,000.

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

No options were granted during 2009 or 2008 while 1,200,000 options were granted to non-employees in 2005.  The Company revalues stock options until their respective vesting dates.  The stock-based compensation expense is amortized over the vesting period.  For the year ended December 31, 2009, the Company has recognized $ nil (2008 - $12,882, 2007 - $41,107) in stock-based compensation for stock options granted in 2005.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL- continued

b)      Stock Options- continued

Because the Company’s common stock has not yet traded in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options.  No options were granted in 2009 or 2008 and the weighted average fair value of options granted during 2005 was $0.07 per option.

The following table sets forth a summary of options granted:
	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2007	650,000	$0.25
Options cancelled	(150,000)	$0.25
Balance, December 31, 2008	500,000	$0.25
Options cancelled	(425,000)	$0.25

Balance, December 31, 2009	75,000	$0.25

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2009:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

$ 0.25	75,000	5.84	$ 0.25	75,000	$ 0.25

Subsequent to December 31, 2009, 75,000 options were cancelled.

Management has estimated the fair value of the common shares was approximately $0.001 per share at December 31, 2009, thus the aggregate intrinsic value of the stock options outstanding and exercisable at December 2009 was $ nil (2008 - $ nil, 2007 - $ nil).

As of December 31, 2009, there was $ nil (2008 - $ nil) unrecognized compensation cost related to the outstanding options. A summary of status of the Company’s unvested stock options as of December 31, 2009 is presented below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Unvested at December 31, 2007	133,333	$0.25	$0.07
Vested	(133,333)	0.25	0.07
Unvested at December 31, 2008 and 2009	-	$-	$-

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL – Continued

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2007 and 2008	32,163,140	$1.00
Warrants exercised	(1,000,000)	$0.10
Balance, December 31, 2009	31,163,140	$1.04

The following table lists the warrants outstanding at December 31, 2009.  Each warrant is exchangeable for one common share.

Class	Number Outstanding	Number Vested	Exercise Price	Expiry Date	New Expiry Date (1)
A	8,500,000	8,500,000	$0.10	Oct 30, 2010	Oct 30, 2012
B	9,500,000	-	$1.46	Oct 30, 2011	Oct 30, 2013
C	9,500,000	-	$1.52	Oct 30, 2012	Oct 30, 2014
A	731,570	731,570	$0.25	Jan 27, 2011	Jan 27, 2013
B	731,570	731,570	$0.50	Jan 27, 2012	Jan 27, 2014
A	1,100,000	1,100,000	$1.00	Jun 16, 2011	Jun 16, 2011
B	1,100,000	1,100,000	$1.50	Jun 16, 2012	Jun 16, 2012
	31,163,140	12,163,140

(1)	Subsequent to December 31, 2009, on May 13, 2010 vesting dates and expiration dates for some classes of warrants were extended. See 7(a).

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

8.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2009	2008
Tax loss carry-forwards	$122,000	$113,000
Exploration expenditures	90,000	41,000
Share issue costs	-	1,000
Valuation allowance	(212,000)	(155,000)
Future income tax asset (liability)	$-	$-

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2009	2008	2007
Benefit at Canadian statutory rates	$(80,500)	(7,000)	$(118,000)

Effect of reduction in rate	10,800	1,000	62,000
Non-deductible stock option compensation	12,700	39,000	14,000
Increase (decrease) in valuation allowance	57,000	(33,000)	42,000
	$-	$-	$-

The Company’s future tax assets include the tax effect relating to approximately $ nil (2008 - $5,000) of future tax deductions for share issue costs. Total future tax deductions in connection with share issue costs is approximately $23,000 dating back to 2005.  If and when the valuation allowance related to the tax effect of this amount is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Loss.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $500,000 expiring in various amounts from 2010 to 2029.  The Company also has cumulative deferred exploration expenses of approximately $360,000 (2008 – $183,000) to offset future taxable income.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
 The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").   The differences between these principles and United States generally accepted accounting principles (“US GAAP”) are presented in Note 9(d).

(b)  Recently issued US accounting pronouncements:

ASC 805

On February 1, 2009, the Company adopted the changes issued by FASB ASC topic 805 for business combinations. These changes require an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired business at the acquisition date, measured at their fair values as of that date, with limited exceptions. This statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired business, at the full amounts of their fair values. ASC 805 makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. Our adoption of the changes to ASC 805 had no impact on the Company’s financial statements. However, we expect the changes to ASC 805 will have an impact on our accounting for future business combinations, but the effect is dependent upon making acquisitions in the future.

In April 2009, the FASB issued an update to ASC 805, “Business Combinations”, that clarifies and amends ASC 805, as it applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies. This update addresses initial recognition and measurement issues, subsequent measurement and accounting, and disclosures regarding these assets and liabilities arising from contingencies in a business combination. The Company adopted this Statement on January 1, 2009. Implementation of this update to ASC 805 did not have any impact on the Company’s financial statements.

ASC 815

In June 2008, the FASB ratified FASB ASC 815-40 (EITF Issue 07-5 (EITF 07-5), - Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock). FASB ASC 815-40 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments. FASB ASC 815-40 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. On January 1, 2009, the Company adopted this pronouncement. There was no material impact on our financial position, results of operations or cash flows.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives. This ASU removes a scope exception, and an entity that has a beneficial interest in securitized financial assets that includes a credit derivative feature must evaluate that feature for bifurcation from the host financial asset in accordance with the guidance at ASC 815. ASU 2010-11 is effective at the beginning of a reporting entity’s first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of an entity’s first fiscal quarter beginning after March 5, 2010. We do not expect that the adoption of ASU 2010-11 will have a material impact on our financial position, results of operations, or cash flows.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(b)  Recently issued US accounting pronouncements continued:

ASC 855

In May 2009, the FASB issued FASB ASC 855, “Subsequent Events”. This Statement addresses accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. FASB ASC 855 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, the date issued or date available to be issued. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is to be applied prospectively.  The Company’s adoption of the new guidance did not have a material effect on the Company’s financial statements

In February, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

ASU No. 2009-05

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05 for changes to measuring liabilities at fair value. These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (For example, present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. These changes become effective for the Company on January 1, 2010. The Company does not anticipate the adoption of these changes will have an impact on the Company’s financial statements.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(b)  Recently issued US accounting pronouncements continued:

ASU No. 2009-06

In September 2009, the FASB issued ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes.  The implementation guidance will apply to financial statements on nongovernmental entities that are presented in conformity with U.S. GAAP.  The effective date is for entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASU No. 2009-9

In September 2009, FASB issued ASU No. 2009-09, “Accounting for Investments – Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees.  This update is an amendment to ASC 323-10-S99 and 505-50-S99.  The amendment to ASC 323-10-S99 provides guidance on the accounting by an investor for stock-based compensation based on the investor’s stock granted to employees of an equity method investee.  Investors that are SEC registrants should classify any income or expense resulting from application of this guidance in the same income statement caption as the equity in earnings (or losses) of the investee.  The amendment to ASC 505-50-S99 clarifies the accounting by the grantee or grantor in transactions involving equity instruments granted to other than employees if the accounting does not reflect the same commitment date or similar values and is effective September 17, 2009.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASC 105

On October 31, 2009, the Company adopted FASB ASC 105 -- Generally Accepted Accounting Principles, which established the FASB Accounting Standards Codification (“the Codification”), as the single official source of authoritative, nongovernmental, U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right, as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. The Codification is designed to simplify U.S. GAAP into a single, topically ordered structure. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for interim and annual periods ending after September 15, 2009. Accordingly, the Company refers to the Codification in respect of the appropriate accounting standards throughout this document as “FASB ASC”. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s financial statements.ASU No. 2009-17

In December 2009, the FASB issued ASU 2009-17 for Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends ASC topic 810. The Board's

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(b)  Recently issued US accounting pronouncements continued:

objective in issuing this Statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of Certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not anticipate the adoption of these changes will have an impact on the Company’s financial statements.

ASU No. 2010-01

In January 2010, the FASB issued ASU No. 2010-01 “Accounting for Distributions to Shareholders with Components of Stock and Cash” with Equity (Topic 505).  The objective of this update is to address diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in aggregate.  Historically, some entities have accounted for the stock portion of the distribution as a new share issuance that is reflected in earnings per share (“EPS”) prospectively.  Other entities have accounted for the stock portion of the distribution as a stock dividend by retroactively restating shares outstanding and EPS for all periods presented.  The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance, rather than a stock dividend, thus eliminating the diversity in practice.  The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis.  The adoption of ASU 2010-01 did not have a material impact on the Company’s financial statements.

ASU No. 2010-06

In January, 2010, the FASB issued ASU No. 2010-06 on codification, Fair value Measurements and Disclosures (Topic 820-10), improving disclosures about fair value measurements.  This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Level 1, 2, and 3.  The standard adds new disclosure and clarifies existing disclosure requirements.  The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end.  The provisions of the new standard are effective for the interim periods ending after June 15, 2009.  The adoption of ASU 2010-06 did not have a material impact on the Company’s financial statements.

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

(b)  Recently issued US accounting pronouncements continued:

ASU No. 2010-09

In February, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(c)	Impact between Canadian GAAP and US GAAP

The impact between Canadian GAAP and US GAAP on the financial statements is as follows:

Warrant extensions

During the year ended December 31, 2008, the Company extended the life of its warrants.  Under US GAAP, such an extension resulted in a total incremental fair value of $8,051 to be recorded as a dividend which had no impact on the Company’s loss per share. There was no modification of warrant terms in 2009. The impact of the warrant extension on the Company’s financial statements is as follows:

	2009	2008	2007	AUGUST 8, 2003 (inception) to December 31, 2008
Statements of Loss and Comprehensive Loss

Net loss for the year per Canadian and US GAAP	$(268,316)	$(23,415)	$(346,255)	$(2,789,803)
Dividends from extension of warrants	-	(8,051)	-	(8,051)
Net loss applicable to common shareholders under US GAAP	$(268,316)	$(31,466)	$(346,255)	$(2,797,854)

Basic and diluted loss per share:
Canadian and US GAAP	$(0.01)	$(0.00)	$(0.01)

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORP.)
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

(c)	Impact between Canadian GAAP and US GAAP

The Company calculated the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.86 to 3.03%
Dividend yield	Nil
Expected volatility	93%
Expected life of the warrants (in years)	2.08 to 3.67

There is no impact upon the Company’s financial position, results of operations or cash flows as a result of the above GAAP difference. There were no differences between Canadian GAAP and US GAAP for the years ended December 31, 2009 and December 31, 2007.

ASC 740 (FIN 48)

In June 2006, the FASB issued FASB ASC 740 Income Taxes (Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”)). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has evaluated its tax positions for the years ended December 31, 2009, 2008 and 2007 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties accrued during 2009, 2008 or 2007.. We file one income tax return in Canada. Our income tax returns are generally considered closed to examination for years prior to 2005.

ITEM 19.  EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
2.10(12)	Form of Warrant Extension letter agreement dated February 28, 2008
4.1(1)	Agreement between the Company and Ronald Blomkamp dated September 30, 2003
4.2(1)	Agreement between the Company and Scott Praill dated September 30, 2003
4.3(1)	Property Option Agreement with Randy Polischuk
4.4(4)	Amendment No. 1 to the Polischuk Property Option Agreement
4.5(5)	Assignment Agreement dated January 23, 2006, among the Company, Scott Praill, and Ronald C. Blomkamp

4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Igman Consulting
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Fred Coombes
4.6(6)	Bridge Loan Conversion Agreement dated January 27, 2006 between the Company and Trevor Newton
4.7(7)	Property Option Agreement dated March 24, 2006, between the Company and Fred Brost
4.8(8)	Property Option Agreement dated as of June 1, 2006, between the Company and Warner Gruenwald
4.9(9)	Property Option Agreement dated as of July 14, 2006, between the Company and James Sorrell
4.10(9)	Finder’s Fee Agreement dated July 14, 2006 between the Company and Fred Brost
4.11(11)	Assignment and Assumption Agreements, dated January 29, 2008, by and between Rush Metals Corp. (formerly American Goldrush Corp.) and Patriot Gold Corp.
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification
14.1*	Consent of Independent Registered Public Accounting Firm which appears in this Form 20-F

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

Rush Metals Corp. (formerly American Goldrush Corp.) SEC File No. 000-51337 Registrant

Dated: June 25, 2010          Signed: /s/  Paul Noland
             Paul Noland
             Director, Chairman, President, Chief Executive and Operating Officer and Secretary

Dated: June 25, 2010          Signed: /s/  Robert Coale
             Robert Coale
             Director

Dated: June 25, 2010          Signed: /s/  Keith Diakiw
             Keith Diakiw
             Director

Dated: June 25, 2010          Signed: /s/  Paul Uppal
             Paul Uppal
             Director

Dated: June 25, 2010          Signed: /s/  Paul Brisset
             Pol Brisset
             Director