Form 20-F
period 2010-12-31
RUSH METALS CORP
filed 2011-06-30
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 26,613,920 shares outstanding as of December 31, 2010 and June 29, 2011.  No preferred shares issued and outstanding.

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
Item 17 [  ] Item 18 [ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes [  ]  No [X]

Index to Exhibits on Page 74

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [  ] No [x  ]

RUSH METALS CORP.

FORM 20-F ANNUAL REPORT 2010

TABLE OF CONTENTS

Mining Glossary		4

Introduction		5
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	17
Item 4A.	Unresolved Staff Comments	23
Item 5.	Operating and Financial Review and Prospects	23
Item 6.	Directors, Senior Management and Employees	29
Item 7.	Major Shareholders and Related Party Transactions	35
Item 8.	Financial Information	37
Item 9.	The Offer and Listing	38
Item 10.	Additional Information	39
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	42
Item 12.	Description of Other Securities Other Than Equity Securities	43

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	44
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	44
Item 15.	Controls and Procedures	44
Item 16. A B C D E F G	Reserved Audit Committee Financial Expert Code of Ethics Principle Accountant Fees and Services Exemptions from the Listing Standards for Audit Committees Purchases of Equity Securities by the Issuer and Affiliated Purchasers Change n Registrants Certifying Accountant Corporate Governance	45
Part III

Item 17.	Financial Statements	47
Item 18.	Financial Statements	48
Item 19.	Exhibits	74

Financial Statements		49

Signature Page Certifications

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

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

In this Annual Report, the “Company”, “Rush Metals Corp.”, “Rush”, "we", "our", and "us", refer to Rush Metals Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 505, 11215 Jasper Avenue, Edmonton, Alberta  T5K 0L5.

BUSINESS OF RUSH METALS CORP.

Rush Metals Corp. is principally engaged in the acquisition and exploration of mineral properties. The Company currently has entered into one property option agreement relating to a property in British Columbia, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Form 20-F Annual Report constitutes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this Form 20-F Annual Report, including, without limitation, current expectations and projections about future events and financial trends affecting our business are forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” "should," “will,” “expect,” “intend,” “project,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include those discussed in the section entitled "Risk Factors".

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this Form 20-F Annual Report speak only as to the date hereof.  We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for the fiscal years ended December, 31, 2010, 2009, 2008, 2007, and 2006 was derived from the financial statements of the Company that have been audited by BDO Canada LLP independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). During the year ended December 31, 2008, the Company extended the life of its warrants.  Under US GAAP, such an extension resulted in a total incremental fair value of $8,051 to be recorded as a dividend which had no impact on the Company’s loss per share. During the year ended December 31, 2010, the Company extended the life of its warrants. Under US GAAP, such an extension resulted in a total incremental fair value of $Nil to be recorded as an adjustment to stock based compensation which had no impact on the Company’s loss per share. There are no other material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company except for the modification of warrants in 2008 as described above.

Table No. 1
Selected Financial Data
(CDN$)

	Year	Year	Year	Year	Year
	Ended 12/31/10	Ended 12/31/09	Ended 12/31/08	Ended 12/31/07	Ended 12/31/06

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$(28,373)	$(253,756)	$(54,979)	$(351,943)	$(1,945,540)
Loss from operations	$(28,373)	$(253,756)	$(54,979)	$(351,943)	$(1,945,540)
Net Loss and Other Comprehensive Loss per Canadian GAAP	$(28,791)	$(268,316)	$(23,415)	$(346,255)	$(1,946,089)
Basic and diluted (Loss) Per Share	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.05)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	40,071,454	41,823,509	41,613,920	41,613,920	40,997,133
Period-end Shares	26,613,920	42,613,920	41,613,920	41,613,920	41,613,920

Working Capital (deficiency)	$597	$26,021	$152,170	$32,679	$355,721
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Share Capital	$784,442	$784,442	$684,442	$684,442	$684,442
Shareholders’ Equity (Capital Deficit)	$597	$29,388	$155,537	$53,940	$359.088
Total Assets	$20,226	$53,024	$177,823	$84,334	$418,249

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2010, 2009, and 2008, and the average rates for the period and the range of high and low rates for the period.  The data for June 2011 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
June 2011	0.98	0.97	0.99	0.99
May 2011	0.97	0.97	0.96	0.97
April 2011	0.96	0.97	0.95	0.95
March 2011	0.98	0.99	0.97	0.97
February 2011	0.99	1.00	0.97	0.97
January 2011	0.99	1.00	1.00	1.00
December 2010	1.01	1.00	0.99	0.99

Fiscal Year Ended December 31, 2010	1.01	1.00	0.99	0.99
Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.08	0.92	1.18	1.04

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

RISKS RELATING TO OUR COMPANY

1.	Our auditors’ opinion on our December 31, 2010 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated net loss of $2,818,594 for the periods ending December 31, 2010, since inception.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended December 31, 2010.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

As only our Director, Messr. Coale has technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified consultants. If we cannot locate qualified consultants, we may have to suspend or cease operations which will result in the loss of your investment.

Only our Director, Messr. Coale has experience with exploring for, starting, and operating a mine. Except for this individual, our Executive Officer and Directors do not have any technical training or experience in exploring for, starting, and operating a mine. As such, we will have to hire qualified consultants to perform surveying and exploration of our properties. Our Executive Officer and other Directors have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

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

5.
Since Messrs. Diakiw, Coale, and Daems, Directors of the Company, have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic. This may result in periodic interruptions or suspensions of exploration which may result in the loss of your investment.

Since our Directors and Executive Officer have other outside business activities and will only be devoting 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Diakiw, Coale, and Daems. As a result, exploration of our properties may be periodically interrupted or suspended.

6.	If we are unable to obtain additional funding, our business operations will be harmed. Even if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

We will require additional funds to meet our obligations under our existing property option agreements and to acquire and develop interests in new properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately $385,000 to fund our continued operations for the next twelve months. Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7.
If we do not continue to make payments under our Property Option Agreement for our property, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

Under our Property Option Agreement, we have currently secured the right to acquire a 100% interest in the Mammoth property.  Pursuant to the Option Agreement, we may continue to exercise the option only by making a series of annual cash payments and incurring net expenditures on the property.  See the Property option agreement description located in the section entitled “Section 4.D - Property Plant, and Equipment” of this 20-F for a more detailed description of the Option Agreement.

If we do not make the required payments or incur the required expenditures in accordance with the Option Agreement we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest. As of June 29, 2011, we are in default of our property option agreement; however, the optionor of the Property Option Agreement has agreed to not revoke our option at this time. This may change if we continue to be in default. Our Property Option Agreement is separate from any other agreement and one agreement will not impact our rights under any of the other agreements.

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

We are presently dependent to a great extent upon the experience, abilities and continued services of Keith Diakiw, our Director, Chairman, President, Chief Executive Officer and Operating Officer. Mr. Diakiw, who currently spends approximately 1 day per week working on the Company’s business, has an extensive background in the natural resource exploration industry and the loss of his services would negatively impact our operations. If we lost the services of this individual we would be forced to find other qualified management to assist us in location and exploration of a property. This would be costly to us in terms of both time and expenses.  We do not maintain an employment agreement with Mr. Diakiw nor do we have key-man life insurance on him. Therefore, if we were unable to replace the services and experience of Mr. Diakiw, we may be forced to discontinue our operations.

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

14.
Our principal stockholders, Officer and Directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our Officer and Directors, in the aggregate, beneficially own approximately, or have the right to vote, 52.6% of our outstanding common stock.  As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our Board of Directors;
•	removal of any of our Directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our Directors and Executive Officer collectively are able to influence all matters requiring shareholder approval, including the election of Directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our Directors and Executive Officer, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease.  Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

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

As of June 29, 2011, we had 26,613,920 common shares issued and warrants outstanding to purchase an aggregate of 31,163,140 common shares and stock options outstanding to purchase an aggregate of 25,000 common shares.  All of these shares and those shares underlying the warrants have been registered and may be sold without restriction.  If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005 of which 150,000 were cancelled in 2008, 425,000 were cancelled in 2009 and Nil were cancelled in 2010.  No stock options were granted in 2010, 2009, 2008 or 2007.  Such common shares underlying stock options are freely tradable upon exercise of such options.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with a reconciliation to US GAAP.  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. We strongly urge U.S. holders or potential shareholders to consult their own tax advisor concerning the impact of these rules on their investment in us

27.
Because our Company and three of our Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or our Officer and Directors.

Our Company and three of our Directors are located outside of the United States and we do not maintain a permanent place of business within the United States.  In addition, three of our Directors and Officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officer or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officer predicated upon the securities laws of the United States or any state thereof.

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

GQ Property

On June 1, 2006, the Company entered into a Property Option Agreement with Warner Gruenwald to acquire a 100% interest in a property in the Province of British Columbia known as the GQ Property.  We may exercise our option by making cash payments totalling CDN $100,000 and incurring net expenditures of CDN $110,000 by June 1, 2010.  The Company made the $10,000 and $20,000 payment on June 1, 2007 and 2008 respectively and also met its obligations with respect to the minimum exploration expenditures for 2007 and 2008.  In 2009 the Company incurred $45,877 in exploration expenditures; however, was in default of the $30,000 cash payment due June 1, 2009.  On April 23, 2010, the Company terminated the Property Option Agreement.

Mammoth Property

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, (“optioner”), giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.

The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  Minimum payments due under the Property Option Agreement are summarized as follows:

Date	Cash Payments	Expenditures
	CDN	CDN
July 15, 2009	$60,000	-
On or before April 01, 2010	$10,000	$200,000
On or before April 01, 2011	$10,000	$200,000
On or before April 01, 2012	$10,000	$200,000
On or before April 01, 2013	$10,000	$400,000

The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2010.  At June 29, 2011 the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded. Subsequent to year end, the Company did not fulfill its commitments under the option agreement. However, the optioner, a related party subsequent to year end, agreed not to revoke the option agreement at this time.

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

For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, we did not generate any revenue.

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

MAMMOTH PROPERTY

Acquisition of Interest

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, (“Optioner”), giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.

The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2010.  At June 29, 2011 the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded. Subsequent to year end, the Company did not fulfill its commitments under the option agreement. However, the optioner, a related party subsequent to year end, agreed not to revoke the option agreement at this time.

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

In late 2009 the Company acquired the services of Rob Shives from Gam-X Inc. and Warner Gruenwald from Geoquest Consulting Ltd. to assess and conducted a small grass roots exploration program.  The program consisted of geophysical interpretation, targeting, grid design for mobile metal ion (MMI) sampling, 186 MMI samples collected and analyzed, as well as 189 meters of open hole RC drilling and 73 meters of cased RC drilling completed to test the thickness of the overburden.  MMI samples were sent to SGS Minerals for analysis and drill samples were sent to Assayers Canada for analysis.  The results were inclusive.  Further exploration is warranted.

Planned Work by the Company for 2011

We anticipate that we will incur through the end of our next fiscal year in connection with our current exploration plan for 2011:

•	$330,000 in connection with exploration expenditures and $20,000 for property option payments for the Mammoth Property;

As of June 29, 2011, the Company does not have the necessary funding to participate in its exploration plan for 2011. If funding was to be obtained, the Company would move forward with an exploration budget based on the results and recommendations of the pending assessment report.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2010, 2009, 2008, 2007, and 2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Rush Metals Corp. for the fiscal years indicated:

Table No. 3

	2010	2009	2008	2007	2006

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$28,373	$253,756	$54,979	$351,943	$1,945,540

Loss from operations	$(28,373)	$(253,316)	$(54,979)	$(351,943)	$(1,945,540)
Net loss and Other Comprehensive Loss	$(28,791)	$(268,316)	$(23,415)	$(346,255)	$(1,946,089)
Net loss per share:
Basic and diluted	$0.00	$0.01	$0.00	$0.01	$0.05
Weighted average number of common shares outstanding	40,071,454	41,823,509	41,613,920	41,613,920	40,997,133

Results of Operations of Fiscal 2010 vs. Fiscal 2009

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2010 or 2009.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2010 was $28,791 compared to $268,316 in 2009.  The decrease in the loss of $239,525 in 2010 compared to 2009 is primarily related to the decrease of mineral property acquisition and exploration expenditures. In 2010, the mineral property acquisition and exploration expenditures were $Nil compared to $176,895 in 2009. In addition, there was no share-based or stock-based compensation recognized in 2010, whereas in 2009, $42,167 was recognized.  General and administrative expenses decreased to $4,291 in 2010 from $6,193 in 2009.  Professional fees also decreased in 2010 to $24,004 from $28,112.  All decreases relate to the minimal activity of the Company’s operations.

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

General and Administrative Expenses

The net loss in 2009 was $268,316 compared to $23,415 in 2008.  The increase in the loss of $244,901 in 2009 compared to 2008 is primarily related to the increase of mineral property acquisition and exploration expenditures.  In 2009, there was an increase of $176,895 in mineral property acquisition and exploration expenditures compared to a recovery of $130,685 in 2008.  The recovery in 2008 was a result of an option payment received on its Margarita property of $183,640.  No receipt of options was received in 2009.  The 2009 mineral property and acquisition expenditures increase is mainly due to the property option’s cash payment and exploration expenditures of $130,000 for the Mammoth property as well as $46,895 in exploration expenditures for the GQ property.  Another factor leading to the increase in loss is the reduction of general and administrative expenses to $6,193 in 2009 from $12,802.  In addition, director’s fees decreased to $Nil in 2009 from $6,128 in 2008.  The increase in expenses was also offset by a reduction in share-based and stock-based compensation of $42,167 in 2009 from $125,012 in 2008.

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

On October 9, 2009 we received $50,000 CDN in proceeds from the exercise of warrants.

On October 22, 2009 we received $50,000 CDN in proceeds from the exercise of warrants.

We are a natural resource exploration Company with an objective of acquiring, exploring, and if warranted and feasible, developing natural resource properties.  Our primary focus in the natural resource sector is gold.

We have members on our Board of Directors who have complimentary experience in the natural resource industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed.  Should we make a finding of minerals on any of our properties we would consider our alternatives to such finding, including the possibility of selling any findings to a major mining company. By selling its findings to another mining company, it would provide an immediate return to our shareholders without the long time frame and cost of putting a mine into operation ourselves, and it would also provide future capital for the company to continue operations.

During 2010 and 2009 our operations were funded from the proceeds of warrant exercises on October 9, 2009 for CDN $50,000 and on October 22, 2009 for CDN $50,000, as well as the assignment of the Margarita Property to Patriot Gold Corp. on January 29, 2008 for CDN $201,600 (USD $200,000).  We do not have sufficient cash to fund our minimum obligations for the next twelve months.  We expect to continue to finance operations through the sale of equity.  However, there is no guarantee that we will be successful in arranging financing on acceptable terms.

During 2010 cash used in operating activities was $26,170 compared to cash used in operating activities of $226,613 in 2009, an change of $200,443.  We had a net loss of $28,791 in 2010 compared to a loss of $268,316 in 2009 primarily due to the decrease of mineral property acquisition and exploration expenditures.  The non-cash effects of share-based and stock-based compensation decreased to $Nil in 2010 from $42,167 in 2009.  In 2010 we had a cash outflow from accounts payable and accrued liabilities of $4,007 compared to a cash inflow of $1,350 in 2009.

In 2010, we had a cash inflow of $3,367 from investing activities compared to a cash inflow of $Nil in 2009.  Investing activities in 2010 related to a return in the reclamation deposit for the South Vulture Property.

In 2010, we had a cash inflow of $Nil from financing activities compared to a cash inflow of $100,000 in 2009. These proceeds resulted from cash payments on exercise of 1,000,000 warrants in October 2009.

During 2009 cash used in operating activities was $226,613 compared to cash provided by operating activities of $95,719 in 2008, a change of $322,332.  We had a net loss of $268,316 in 2009 compared to a loss of $23,415 in 2008 primarily due to the increase of mineral property acquisition and and exploration expenditures and no receipt of option payments in 2009.  The non-cash effects of share-based and stock-based compensation decreased to $42,167 in 2009 from $125,012 in 2008.  Also, in 2009 we had a cash inflow from accounts payable and accrued liabilities of $1,350 compared to cash outflow of $8,108 in 2008.

In 2009, we had a cash inflow of $Nil from investing activities, and in 2008, we had $17,894 for investing activities.  Investing activities in 2008 related to the return in the reclamation deposits on the Margarita and South Vulture Properties.

We had cash and cash equivalents of $18,856 as of December 31, 2010.  We anticipate that we will incur through the end of our next fiscal year:

•	$330,000 in connection with exploration expenditures and $20,000 for property option payments for the Mammoth Property;

•
$35,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2010, we had working capital of $597.  The resulting increase in cash commitments related to the Mammoth Property will not allow us to fund a minimum level of operations for the next twelve months without additional funding.

We anticipate that our cash requirements to carry out planned exploration of our property and to cover administrative costs will be approximately $385,000 through December 31, 2011. We shall require additional funding for our minimum obligations under existing property agreements, and to expand our operations.  We anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the bridge loans.  These estimates have an effect on the stock-based compensation and the loss on bridge loan conversion expenses recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our common stock has not yet traded yet, the expected volatility is based on comparable junior mining companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested at December 31, 2010.

Management has estimated the fair value of the shares in connection with the gifting of the shares based on the estimated fair value of net assets at the date of the shares being transferred.

5.C.  Research and Development, Patents and Licenses, etc.

      --- Not applicable ---

5.D.  Trends.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2010 and December 31, 2009 or of the date of this report.

5.F.  Contractual Obligations.

We have the following contractual obligations at December 31, 2010 as expressed in CDN dollars:

Contractual Obligations	Total	Payments Due By Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years

Property payments	$40,000	$20,000	$20,000	-	-
Property expenditures	$930,000	$330,000	$600,000	-	-

	$970,000	$350,000	$620,000	-	-

At December 31, 2010, the Company also had $1,629 in trade accounts payable.  The balance is unsecured.

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

ASU No. 2010-09

In February, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.  The amendments removed the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued.  Those amendments remove potential conflicts with the SEC’s literature.  All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors.  That adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4
Directors and Senior Management
June 29, 2011

Name	Position	Age	Date of First Election Or Appointment

Paul Noland(1)	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	63	September 13, 2008
Keith Diakiw	Chairman, President, Chief Executive and Operating Officer and Secretary	38	February 12, 2011
Keith Diakiw	Director	38	September 9, 2008
Robert Coale	Director	71	September 12, 2008
Paul Uppal(2)	Director	58	June 30, 2009
Pol Brisset(3)	Director	35	June 30, 2009
Ron Daems	Director	43	February 11, 2011

(1)	Mr. Noland resigned as Director, Chairman, President, Chief Executive and Operating Officer and Secretary effective February 12, 2011.
(2)	Mr. Uppal resigned as Director effective September 7, 2010
(3)	Mr. Brisset resigned as Director effective September 3, 2010

The business address of our Officer and Directors is c/o American Goldrush Corporation, Suite 505 – 11215 Jasper Avenue, Edmonton, Alberta T5K 0L5.

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified.  Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

Paul D. Noland, age 63, was a Director and our Chairman, President, Chief Executive and Operating Officer and Secretary from September, 2008 through February 12, 2011.  Mr. Noland graduated from Lamar University with a B.S. in Geology in 1971, and has over 35 years experience as a professional geologist, primarily in the western US.   He has held senior positions at Inspiration, Noranda, Independence Mining, Placer Dome and Barrick.  His most recent corporate position was with Barrick at the Cortez, Nevada Mines, where he was involved with both the Pipeline and newly discovered Cortez Hills deposits.

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

Keith Diakiw, age 38, has served as a Director of the Company since September, 2008 and was elected as Chairman, Chief Executive and Operating Officer, President and Secretary on February 12, 2011.  Mr. Diakiw is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands exploration drilling.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger’s Measurements While Drilling division in Brazil on offshore platforms, while in 2003; he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  In 2001, Mr. Diakiw joined the Canadian Navy and became an Officer by the summer of 2005.  As a naval officer, he continues to serve Canada and is currently the Public Affairs Officer for his naval reserve unit.  Furthermore, Lieutenant (Navy) Keith Diakiw was recently selected as an Aide-de-Camp for the new Lieutenant Governor of Alberta, a volunteer position until 2015.  Lastly, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), the Canadian Society of Petroleum Geologists (CSPG) and the Alberta Palaeontological Society (APS).

Robert Coale, age 71, has been a Director of Rush Metals Corp. since September 2008.  Currently Mr. Coale is the President and Director of Patriot Gold Corporation as well as Director of Giant Oil and Gas Inc.; both of which are publicly traded exploration companies.  He is also technical advisor to Premium Exploration, Inc. and a past Director of American Goldfields Inc. and Franciso Gold Corporation.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Paul Uppal, age 58, served as a Director of the Company from June 2009 through September 7, 2010.  Mr. Uppal has been an entrepreneur since 1971.  He started in the family sawmill business, Goldwood Industries, and then branched off into the pub business for 16 years.  Subsequently, he became a licensed realtor and builder of residential real estate, which transgressed into the hotel industry as an owner/operator.   He recently built a 230 seat resto/lounge which he currently operates with his two sons.  Mr. Uppal has served as a Director/Chairman of the North Fraser Port Authority and also a Director/CEO of Power Oil & Gas Inc., a publicly traded natural gas exploration company.

Pol Brisset, age 35 served as a Director of the Company since June 2009 through September 3, 2010.  Mr. Brisset worked as a finance & marketing professional for international corporations such as Molson-Coors and Heineken. His knowledge and experience in strategy development, business operations and team dynamics are of specific importance to Strata. Mr. Brisset is fluent in both English and French. He holds an MBA degree from the University of Calgary, and also a business degree from the University of Quebec at Montreal.

Ron Daems, age 43, brings extensive financial and resource industry experience to Rush Metals Corp.  In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Mr. Daems is currently the President and Director of Strata Oil & Gas Inc., a Director of Power Oil & Gas Inc., and Giant Oil & Gas Inc.

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

6.B.  Compensation

Cash Compensation

Our Officer or Directors have not received or earned any compensation or bonus for services rendered in the 2010 or 2009.

We do not maintain key-man life insurance for our Executive Officer or Directors.

Table No. 5
Outstanding Equity Awards as at December 31, 2010

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)

Paul Noland Robert Coale(2) Keith Diakiw Paul Uppal Pol Brisset Ron Daems	Nil 25,000 Nil Nil Nil Nil	- $0.25 - - - -	- 11/1/05 - - - -	- 11/28/15 - - - -	- $0.10 - - - -	- 25,000 - - - -	- - - - - -	- $1,775 - - - -

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2010 filed with this Form 20-F.

(2) Mr. Coale was granted 100,000 options November 1, 2005.  50,000 options vested immediately and 50,000 vested November 1, 2006.  On July 1, 2006 75,000 options were canceled. Mr. Coale was appointed to the Board of Directors on September 12, 2008.

(3)  On September 07, 2010, Mr. Uppal resigned as Director of the Company.

(4)  On September 03, 2010, Mr. Brisset resigned as Director of the Company.

No stock options were granted to our Officer or Directors in 2010 or 2009.  No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2010 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

There are no Directors with service contracts.

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

6.E.  Share Ownership

Table No. 6 lists, as of June 29, 2011 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 6
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Common	Paul Uppal	-	*
Common	Pol Brisset	-	*
Common	Keith Diakiw	-	*
Common	Robert Coale	-	*
Common	Ron Daems (1)	14,000,000	52.6%
Common	Total Directors / Senior Management	14,000,000	52.6%

* Represents less than 1%.

(1)	14,000,000 of the shares owned by Mr. Daems are subject to our option to purchase all or any portion of these shares at a purchase price of CDN $0.01 per share.

(2)          Based on 26,613,920 shares outstanding as of June 29, 2011.

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

The names and titles of the Directors/Executive Officer of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2010.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The table below indicates as of June 29, 2011 the share ownership of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

Major Shareholders	Number of Shares	Beneficial Ownership (%)

Joseph Abbinante	1,750,000	6.6%
Mary Coombes	2,000,000	7.5%
Ron Daems	14,000,000	52.6%
Igman Consulting	1,606,960	6.0%
Kelly McEwan	1,900,000	7.1%

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

On November 03, 2010, 16,000,000 shares of the common stock of the Company held by Paul Uppal were cancelled subsequent to Mr. Uppal resigning as Director and terminating his relationship with the Company.

In November 2010 Joseph Abbinante was identified as a major shareholder with a beneficial ownership of the common stock of the company of 6.6%.

In November 2010 Mary Coombes was identified as a major shareholder with a beneficial ownership of the common stock of the company of 7.5%.

In November 2010 Igman Consulting was identified as a major shareholder with a beneficial ownership of the common stock of the company of 6.0%.

In November 2010 Kelly McEwan was identified as a major shareholder with a beneficial ownership of the common stock of the company of 7.1%.

On February 11, 2011, 14,000,000 shares of the common stock of the Company held by Paul Noland were gifted by Mr. Noland to Ron Daems pursuant to an assignment among Mr. Noland, Mr. Daems and the Company.  No consideration was paid by Mr. Daems for the gifting of such shares.  Such assignment was made subsequent to Mr. Noland resigning as President and terminating his relationship with the Company.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

As of the record date of June 29, 2011, the Company’s shareholders’ list showed 26,613,920 common shares outstanding and 56 shareholders.  The Company’s shares are listed on a public exchange but have not yet traded.  Of the 26,613,920 common shares outstanding, there were 23,163,920 registered shares held by individuals with Canadian addresses, equivalent to 87.0% of the total and outstanding common shares of the Company.

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

On November 3, 2010, 16,000,000 shares of the common stock of the Company held by Paul Uppal were surrendered by Mr. Uppal as a gift, for cancellation, pursuant to a Share Surrender Certificate effective November 3, 2010.  No consideration was paid by the Company for the gifting of such shares. Such assignment was made subsequent to Mr. Uppal resigning as Director and terminating his relationship with the Company.

On February 11, 2011, 14,000,000 shares of the common stock of the Company held by Paul Noland were gifted by Mr. Noland to Ron Daems, pursuant to an assignment, among, Mr. Noland, Mr. Daems and the Company.  No consideration was paid by Mr. Daems for the gifting of such shares.  Such assignment was made subsequent to Mr. Noland resigning as President and terminating his relationship with the Company.

The common shares beneficially owned by Ron Daems are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Daems and at a purchase price of CDN$0.01 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2010.  At June 29, 2011 the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.  However, the optioner, a related party subsequent to year end, agreed not to revoke the option agreement at this time.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2010 and 2009 no amounts were owed to senior management or Directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal years ended December 31, 2010, 2009 and 2008

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

8.B.  Significant Changes

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2010.  At June 29, 2011 the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.

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

On August 31, 2009 the Board of Directors approved a name change of the Company to Rush Metals Corp.

On May 13, 2010, pursuant to new letter agreements with certain warrant holders, the warrant vesting dates was further extended from April 30, 2010 to April 30, 2011 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  In addition, the warrant expiration date has been extended from October 30, 2010 to October 30, 2012 with respect to the Class A Warrants, from October 30, 2011 to October 30, 2013 with respect to the Class B Warrants and from October 30, 2012 to October 30, 2014 with respect to the Class C Warrants.

On May 12, 2011, pursuant to new letter agreements with certain warrant holders, the warrant vesting date was extended from January 27, 2011 to January 27, 2013 with respect to the Class A Warrants and from January 27, 2012 to January 27, 2014 with respect to the Class B Warrants.

ITEM 9.  THE OFFER AND LISTING

9.C.  Markets

Admission to Quotation on the OTC Markets

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

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB.  The OTC Markets launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations.  Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC.  Although, the entire Over the Counter is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums.  The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB.  Over the Counter quotes can be found at www.otcmarkets.com and the companies trading on the OTCQB have the exact same standards as the OTCBB.  Effective March 26, 2010, through the progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTC:QB.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on August 12, 2003. The Company, having a primary place of business in the Province of British Columbia, was also issued a Certificate of Registration as an extra-provincial company under the Company Act, British Columbia on November 7, 2003.  Pursuant to Section 4 of the Statement on Registration Extra-provincial Company filed on November 7, 2003, the Company’s objects and purposes was described as “mineral exploration and development”.  In September 2008 the Company filed a Form 42 Notice of Ceasing to Carry on Business in British Columbia and filed with Industry Canada to change its jurisdiction and primary place of business to Alberta. On August 20, 2009 at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.  On August 31, 2009, the Board of Directors approved a name change of the Company to Rush Metals Corp.

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

10.C.  Material Contracts

Since inception (August 8, 2003), the Company has entered into the material contracts listed below:

11. On February 24, 2009, the Company chose to terminate the Property Option Agreement for the South Vulture Property by giving Mr. Fred Brost notice of our election to terminate.  The Company does not maintain any further rights, interests, or obligations in the property.

12. On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc, giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2009.  At June 29, 2011, the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2010.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 31,163,140 common shares.  The following table lists the warrants outstanding at December 31, 2010.  Each warrant is exchangeable for one common share.  The warrants are non-transferable and provide for a cashless exercise option.

Class	Number Outstanding	Number Vested	Exercise Price	Expiry Date	New Expiry Date (1)
A	8,500,000	8,500,000	$0.10	Oct 30, 2010	Oct 30, 2012
B	9,500,000	-	$1.46	Oct 30, 2011	Oct 30, 2013
C	9,500,000	-	$1.52	Oct 30, 2012	Oct 30, 2014
A	731,570	731,570	$0.25	Jan 27, 2011	Jan 27, 2013
B	731,570	731,570	$0.50	Jan 27, 2012	Jan 27, 2014
A	1,100,000	1,100,000	$1.00	Jun 16, 2011	Jun 16, 2011
B	1,100,000	1,100,000	$1.50	Jun 16, 2012	Jun 16, 2012
	31,163,140	12,163,140
(1)	On May 13, 2010 vesting dates and expiration dates for some classes of warrants were extended. See 8(b).

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Keith Diakiw.  Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to the following material weakness:

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

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to permanent rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Canada LLP in 2010 and 2009 were:

Fiscal Year ended December 31	Fiscal year	Fiscal year
Principal Accountant Fees and Services	2010	2009

Audit Fees	$24,000	$22,647
Audit related fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All other fees	$Nil	$Nil
Total	$24,000	$22,647

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

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

Report of Independent Registered Public Accounting Firm
Balance Sheets
Statements of Loss and Comprehensive Loss
Statements of Cash Flows
Statements of Changes in Stockholders’ Equity
Notes to the Financial Statements

SUBSEQUENT EVENTS

1.	Notes Payable.

On May 9, 2011, the Company entered into a $20,000 Convertible Note Agreement with an unrelated party.  The The loan bears interest at the United States Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

2.	Warrant Extension.

On May 12, 2011 by way of new letter agreements with certain respective Warrantholders, the time of the warrant commencement date were extended from June 16, 2011 to June 16, 2014 with respect to the Class A Warrants; and from June 16, 2012 to June 16, 2015 with respect to the Class B Warrants.

3.	Option Cancellation.

On June 24, 2005, we registered our 2005 Stock Option plan pursuant to which stock options were granted in 2005 of which 50,000 were cancelled on March 21, 2011.  Such common shares underlying stock options are freely tradable upon exercise of such options.

Rush Metals Corp.
 (An Exploration Stage Company)
Financial Statements
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Rush Metals Corp.
 (An Exploration Stage Company)
Financial Statements
December 31, 2010 and 2009
Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

Statements of Loss and Comprehensive Loss

Statements of Cash Flows

Statements of Changes in Stockholders’ Equity

Notes to the Financial Statements

                                           BDO Canada LLP                                                              220- 19916 64 Ave
Langley, BC, Canada V2Y 1A2
Telephone:  (604) 534-8691
Telefax:  (604) 534-8900
E-mail:  langley@bdo.ca
www.bdo.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Rush Metals Corp.
(An Exploration Stage Company)

We have audited the accompanying financial statements of Rush Metals Corp., which comprises of the balance sheets as at December 31, 2010 and 2009, and the statements of loss and comprehensive loss, statements of changes in stockholders’ equity and statements of cash flows for the years ended December 31, 2010, 2009 and 2008 and the cumulative period from August 8, 2003 (inception) to December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Rush Metals Corp. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the entity has incurred a cumulative loss of $2,818,594 as at the year ended December 31, 2010 and is expected to continue to incur losses in the foreseeable future. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raise substantial doubt about the entity's ability to continue as a going concern.

/s/ BDO Canada LLP

Chartered Accountants

Langley, Canada
June 29, 2011

RUSH METALS CORP.
 (An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

December 31	2010	2009

ASSETS

Current
Cash and cash equivalents	$18,856	$41,659
Receivables	1,370	6,998
Prepaid expenses	-	1,000
	20,226	49,657

Reclamation deposit (Note 4)	-	3,367
	$20,226	$53,024

LIABILITIES

Current
Accounts payable and accrued liabilities	$19,629	$23,636

Stockholders’ equity

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued:
26,613,920 (2009 – 42,613,920) common shares (Note 7)	784,442	784,442
Contributed surplus	2,034,749	2,034,749
Deficit accumulated during the exploration stage	(2,818,594)	(2,789,803)
	597	29,388
	$20,226	$53,024

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:
“Keith Diakiw”
__________________________________
Keith Diakiw, President
“Robert Coale”
__________________________________
Robert Coale, Director

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(An Exploration Stage Company)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				December 31,
	2010	2009	2008	2010 (cumulative)

Expenses
Mineral property acquisition and
exploration expenditures (recovery) (Note 3)	$-	$176,895	$(130,685)	$473,324
Office and sundry	4,291	6,193	12,802	89,319
Rent	-	-	2,449	13,480
Professional fees	24,004	28,112	38,825	298,777
Transfer agent fees	78	389	448	4,753
Directors’ fees (Note 6)	-	-	6,128	20,087
Loss on bridge loan conversion (Note 5)	-	-	-	51,210
Compensation on exchanging of shares between directors (Note 6)	-	42,167	112,130	1,654,297
Stock-based compensation (Note 7)	-	-	12,882	233,542

Total expenses	(28,373)	(253,756)	(54,979)	(2,838,789)

Interest income	-	85	2,035	12,731
Interest expense	-	-	-	(2,018)
Foreign exchange gain (loss)	(418)	(14,645)	29,529	9,482

Net loss and comprehensive loss for the year	$(28,791)	$(268,316)	$(23,415)	$(2,818,594)

Loss per share – basic and diluted	$(0.00)	$(0.01)	$(0.00)
Weighted average shares outstanding	40,071,454	41,823,509	41,613,920

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				DECEMBER 31,
	2010	2009	2008	2010 (cumulative)

Cash flows from operating activities
Net loss for the year	$(28,791)	$(268,316)	$(23,415)	$(2,818,594)

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion (Note 5)	-	-	-	51,210
Compensation on exchanging of shares between directors (Note 6)	-	42,167	112,130	1,654,297
Stock-based compensation (Note 7)	-	-	12,882	233,542
Change in receivables	5,628	(1,814)	2,530	(1,370)
Change in prepaid expenses	1,000	-	(300)	-
Change in accounts payable and accrued liabilities	(4,007)	1,350	(8,108)	19,629
Interest on bridge loan	-	-	-	2,018
Net cash provided by (used in) operating activities	(26,170)	(226,613)	95,719	(859,268)

Cash flow from investing activity
Reclamation deposit	3,367	-	17,894	-

Cash flows from financing activities
Issuances of common stock and units	-	100,000	-	806,985
Proceeds from bridge loans (Note 5)	-	-	-	71,139
Net cash provided by financing activities	-	100,000	-	878,124

Increase (decrease) in cash and cash equivalents	(22,803)	(126,613)	113,613	18,856

Cash and cash equivalents, beginning of year	41,659	168,272	54,659	-

Cash and cash equivalents, end of year	$18,856	$41,659	$168,272	$18,856

Supplemental information

Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity (Note 5)	$-	$-	$-	$73,157

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

			DEFICIT
	COMMON STOCK		ACCUMULATED
	NUMBER OF		DURING THE
	COMMON		EXPLORATION	CONTRIBUTED
	SHARES	AMOUNT	STAGE	SURPLUS	TOTAL
Shares issued to founders on inception	30,000,000	$-	$-	$-	$-
Private placement, common share issuances for cash at $0.01 per share in October, 2003 (Note 7)	9,500,000	95,000	-	-	95,000
Net loss for the period	-	-	(14,261)	-	(14,261)

Balance, December 31, 2003	39,500,000	95,000	(14,261)	-	80,739
Private placement, common share issuances for cash at $0.10 per share in January, 2004 (Note 7)	57,350	5,735	-	-	5,735
Net loss for the year	-	-	(88,541)	-	(88,541)

Balance, December 31, 2004	39,557,350	100,735	(102,802)	-	(2,067)
Stock-based compensation (Note 7)	-	-	-	35,075	35,075
Net loss for the year	-	-	(102,926)	-	(102,926)

Balance, December 31, 2005	39,557,350	100,735	(205,728)	35,075	(69,918)
Conversion of bridge loans to equity in January 2007 (Note 5)	731,570	73,157	-	51,210	124,367
Private placement, common share issuances for cash at $0.50 per share in June, 2006 (Note 7)	1,100,000	454,300	-	95,700	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	225,000	56,250	-	-	56,250
Stock-based compensation (Note 7)	-	-	-	144,478	144,478
Compensation on exchanging of shares between directors (Note 6)	-	-	-	1,500,000	1,500,000
Net loss for the year	-	-	(1,946,089)	-	(1,946,089)

Balance, December 31, 2006	41,613,920	684,442	(2,151,817)	1,826,463	359,088

Stock-based compensation (Note 7)	-	-	-	41,107	41,107
Net loss for the year	-	-	(346,255)	-	(346,255)

Balance, December 31, 2007	41,613,920	684,442	(2,498,072)	1,867,570	53,940

Compensation on exchanging of shares between directors (Note 6)	-	-	-	112,130	112,130
Stock-based compensation (Note 7)	-	-	-	12,882	12,882
Net loss for the year	-	-	(23,415)	-	(23,415)

Balance, December 31, 2008	41,613,920	684,442	(2,521,487)	1,992,582	155,537

Compensation on exchanging of shares between directors (Note 6)	-	-	-	42,167	42,167
Issuance of shares upon the exercise of warrants in October, 2009	1,000,000	100,000	-	-	100,000
Net loss for the year	-	-	(268,316)	-	(268,316)

Balance, December 31, 2009	42,613,920	$784,442	$(2,789,803)	$2,034,749	$29,388

Share cancellation (Note 6)	(16,000,000)	-	-	-	-
Net loss for the year	-	-	(28,791)	-	(28,791)

Balance, December 31, 2010	26,613,920	$784,442	$(2,818,594)	2,034,749	$597

The accompanying notes are an integral part of these financial statements

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

 1.      OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities (Note 3)

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral extraction).  The Company is primarily engaged in the acquisition and exploration of mining properties in North America.  In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia, Canada (Taylor Claims).  The Property Option Agreement was amended in November, 2004, and on November 23, 2005 the Company chose to terminate the Property Option Agreement.  During 2006, the Company entered into three separate Property Option Agreements to acquire an option on two properties in Arizona (Margarita and South Vulture) and one in British Columbia, Canada (GQ).  On January 29, 2008, the Margarita property was assigned to a third party and on February 24, 2009, the Company chose to terminate the South Vulture Property Option Agreement.. During 2009, the Company entered into a Property Option Agreement to acquire an option to purchase a property in British Columbia, Canada (Mammoth). On April 23, 2010, the Company chose to terminate the GQ Property Option Agreement.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $2,818,594 for the period from August 8, 2003 (inception) to December 31, 2010 and has no source of revenue.  The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. We anticipate that we will require up to approximately $385,000 to fund our continued operations for the next twelve months. We expect to continue to finance operations through the sale of equity. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.      SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in Canada. All figures are reported in Canadian dollars. The significant accounting policies are summarized as follows:

a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. As at December 31, 2010 and 2009, the Company did not have any cash equivalent balances.

RUSH METALS CORP.
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

To December 31, 2010, all exploration and option payments have been charged to the statement of loss in accordance with the Company’s accounting policies.

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
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

f)      Loss Per Share

The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share.  Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period.  Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 31,238,140, 31,238,140, and 32,663,140 in 2010, 2009 and 2008 respectively were not included in the computation of loss per share because the effect was anti-dilutive.

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

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining its cash and cash equivalent balances available to meet its anticipated operational needs.  At December 31, 2010, the Company had a cash and cash equivalent balance of $18,856 (2009 – $41,659) and current liabilities of $19,629 (2009 – $23,636).  The Company believes that these sources will not be sufficient to cover the expected short- term cash requirements. However, we anticipate that we will require up to approximately $385,000 to fund our continued operations for the next twelve months. We expect to continue to finance operations through the sale of equity.

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

Foreign Currency Risk

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	Financial		Financial
	Assets		Liabilities
	2010	2009	2010	2009

U.S. dollar	$4,482	$5,530	$1,012	$3,784

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

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

3.      MINERAL PROPERTY INTERESTS

In accordance with the Company’s accounting policy, all mineral acquisition and exploration expenditures were expensed as incurred. The following table lists the cumulative mineral property acquisition and exploration expenditures incurred on the Company’s properties to December 31, 2010.

	Margarita	South Vulture	GQ		Mammoth	Other	Total
Balance at December 31, 2005	$-	$-	$		$-	$11,947	11,947
2006 Expenditures
Property acquisition and option payments	70,966	8,735		-	-	-	79,701
Geological and geophysical	23,332	16,173		10,341	-	-	49,846
Assaying and analysis	1,135	483		2,282	-	-	3,900
Camp and field supplies	171	205		452	-	-	828
Travel and accommodation	6,407	265		205	-	-	6,877
Consulting	20,927	1,395		-	-	-	22,322
Total 2006 expenditures	122,938	27,256		13,280	-	-	163,474
Balance at December 31, 2006	122,938	27,256		13,280	-	11,947	175,421

2007 Expenditures
Property acquisition and option payments	89,255	5,870	10,615	-	-	105,740
Geological and geophysical	53,833	7,475	23,359	-	-	84,667
Assaying and analysis	-	9,868	6,756	-	-	16,624
Camp and field supplies	627	1,987	1,890	-	-	4,504
Travel and accommodation	2,885	2,997	2,444	-	-	8,326
Consulting	26,177	5,655	-	-	-	31,832
Total 2007 expenditures	172,777	33,852	45,064	-	-	251,693
Balance at December 31, 2007	295,715	61,108	58,344	-	11,947	427,114

2008 Expenditures
Property acquisition and option payments	(183,640)	5,735	20,591	-	-	(157,314)
Geological and geophysical	4,444	-	10,798	-	-	15,243
Assaying and analysis	-	-	(2,844)	-	-	(2,844)
Camp and field supplies	320	284	165	-	-	768
Travel and accommodation	137	-	662	-	-	799
Consulting	2,511	10,152	-	-	-	12,663
Total 2008 expenditures	(176,228)	16,171	29,372	-	-	(130,685)
Balance at December 31, 2008	$119,487	$77,279	$87,716	$-	$11,947	$296,429

3.      MINERAL PROPERTY INTERESTS - Continued

	Margarita	South Vulture	GQ	Mammoth	Other	Total
Balance at December 31, 2008	$119,487	$77,279	$87,716	$-	$11,947	$296,429
2009 Expenditures
Property acquisition and option payments	-	-	-	60,000	-	60,000
Geological and geophysical	-	-	13,806	34,742	-	48,548
Assaying and analysis	-	-	1,984	4,148	-	6,132
Camp and field supplies	-	-	3,170	-	-	3,170
Travel and accommodation	-	-	1,375	795	-	2,170
Consulting	-	-	-	-	-	-
Drilling	-	-	26,560	30,315	-	56,875
Total 2009 expenditures	-	-	46,895	130,000	-	176,895
Balance at December 31, 2009 and 2010	$119,487	$77,279	$134,611	$130,000	$11,947	$473,324

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

RUSH METALS CORP.
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

       Mammoth Property

On July 15, 2009, the Company entered into a Property Option Agreement with Peak Geological Inc. (“optioner”) giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company paid the initial CDN $60,000 upon signing the agreement and may exercise its option by making further cash payments and incurring net expenditures as follows:

Date	Cash Payments	Expenditures
	CDN	CDN
On or before April 01, 2010	$10,000	$200,000
On or before April 01, 2011	$10,000	$200,000
On or before April 01, 2012	$10,000	$200,000
On or before April 01, 2013	$10,000	$400,000

To December 31, 2010, the Company had made the initial option payment of $60,000 due on signing.  In addition, the Company has incurred approximately $70,000 in exploration expenditures on the property.  At December 31, 2010, the Company had a shortfall in property expenditures of $130,000 and cash expenditures of $10,000.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.  However, the optioner, whom became a related subsequent to year end, see Note 10, agreed not to revoke the option agreement at this time.

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

4.     RECLAMATION DEPOSIT

The Company had been granted exploration permits from the state of Arizona for the South Vulture Property.  As part of the application process, the Company paid a refundable deposit to the State for the estimated reclamation costs associated with the planned exploration programs for the respective properties.  Upon completion of any required reclamation, the Company will receive a refund of the deposit.  As of December 31, 2010, this balance has been refunded by the state of Arizona.

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

Together with the estimated fair value of the common shares of $0.10 per share, the aggregate fair value of the total consideration given on this conversion was $124,367.   As a result, the Company recognized a loss of $51,210 on the Statements of Loss at December 31, 2006. There is no impact in the current year ended December 31, 2010.

6.    RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are disclosed as follows:

On January 23, 2006, the Company’s founding President resigned and terminated his relationship with the Company.  On the same day 15,000,000 shares of the common stock of the Company held by the former President were gifted by the former President to the Company’s other founding Director, pursuant to an assignment, dated January 23, 2006, among the former President, the other founding Director and the Company.  No consideration was paid by the Director for the gifting of such shares.  The gifted common shares are subject to the Company’s right, exercisable at any time, to purchase any or all of these shares at a purchase price of $0.01 per share.  The Company has the right until, at its sole discretion, it decides to terminate the agreement.  Due to this transaction having taken place between related parties, it was not undertaken at market value.  As a result, at December 31, 2006 the Company had recognized $1,500,000 in compensation on exchanging of shares between directors in respect of the estimated value of the common shares at the date of the agreement.

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

Due to these above transactions having taken place between related parties, they were not undertaken at market value.  As a result, for the year ended December 31, 2009 the Company had recognized $42,167 (2008 - $112,130), being the fair value of the shares, in compensation on exchanging of shares between Directors in respect of the estimated value of the common shares at the date of the assignment agreement.

On November 3, 2010, 16,000,000 shares of the common stock of the Company held by a former Director were gifted back to the Company, pursuant to the Company bylaws and the Canadian Business Corporations Act. The gifted shares were immediately cancelled by the Company upon receipt and no consideration was exchanged for the gifting of such shares.  Accordingly, no compensation on exchanging of shares between directors was recorded by the Company.

During the year ended December 31, 2010, the Company paid directors fees of $ Nil (2009 - $Nil, 2008 - $6,128).

7.      SHARE CAPITAL

a)      Common Shares

During the period from inception (August 8, 2003) to December 31, 2010, the Company had the following transactions:

On inception date, the Company issued 30 million common shares to the Company’s founders for nil consideration.  The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share.

In October 2003, the Company issued 9.5 million units at $0.01 per unit.  Each unit consisted of one common share, one Class A warrant exercisable at $0.10 per share until October 30, 2008, one Class B warrant exercisable at $1.46 per share until October 30, 2009 and one Class C warrant exercisable at $1.52 per share until October 30, 2010.  Originally, all of the warrants were to have vested on October 30, 2006.  By way of letter agreements with each individual warrant holder the Company and each respective warrant holder agreed to extend the vesting dates of these warrants.  The warrant vesting provisions were extended from October 30, 2006 to October 30, 2007 with respect to the Class A Warrants, to April 30, 2008 with respect to the Class B Warrants and to October 30, 2008 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL- continued

a)      Common Shares - Continued

Pursuant to new letter agreements dated February 28, 2008 with each respective warrant holder, the warrant vesting dates were further extended from April 30, 2008 to April 30, 2009 with respect to the Class B Warrants and from October 30, 2008 to October 30, 2009 with respect to the Class C Warrants.  In addition, the warrant expiration dates were extended from October 30, 2009 to October 30, 2010 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  The terms of the Class A Warrants were not changed again and all other terms of the warrant agreements remain unchanged.

Pursuant to new letter agreements dated September 30, 2008 with each respective warrant holder, the warrant vesting dates were further extended from April 30, 2009 to April 30, 2010 with respect to the Class B Warrants and from October 30, 2009 to October 30, 2010 with respect to the Class C Warrants.  In addition, the warrant expiration dates were further extended from October 30, 2008 to October 30, 2010 with respect to the Class A Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class B Warrants and from October 30, 2011 to October 30, 2012 with respect to the Class C Warrants.

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

On May 13, 2010 pursuant to new letter agreements with certain warrant holders, the warrant expiration date was extended from January 27, 2011 to January 27, 2013 with respect to the Class A Warrants and from January 27, 2012 to January 27, 2014 with respect to the Class B Warrants.

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

In October 2009, 1,000,000 common shares were issued on the exercise of warrants for proceeds of $100,000.

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

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL- continued

b)      Stock Options- continued

No options were granted during 2010 or 2009 while 1,200,000 options were granted to non-employees in 2005.  The Company revalues stock options until their respective vesting dates.  The stock-based compensation expense is amortized over the vesting period.  For the year ended December 31, 2010, the Company has recognized $ Nil (2009 - $Nil, 2008 - $12,882) in stock-based compensation for stock options granted in 2005.

Because the Company’s common stock has not yet traded in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options.  No options were granted in 2010 or 2009 and the weighted average fair value of options granted during 2005 was $0.07 per option.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2008	500,000	$0.25
Options cancelled	(425,000)	$0.25
Balance, December 31, 2009 and 2010	75,000	$0.25

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2010:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

$ 0.25	75,000	4.84	$ 0.25	75,000	$ 0.25

Management has estimated the fair value of the common shares was approximately $0.001 per share at December 31, 2010, thus the aggregate intrinsic value of the stock options outstanding and exercisable at December 2010 was $ Nil (2009 - $ Nil, 2008 - $ Nil).

As of December 31, 2010, there was $ Nil (2009 - $ Nil) unrecognized compensation cost related to the outstanding options. None of the Company’s stock options outstanding were unvested as of December 31, 2010, December 31, 2009, or December 31, 2008.

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

7.      SHARE CAPITAL – Continued

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2008	32,163,140	$1.00
Warrants exercised	(1,000,000)	$0.10
Balance, December 31, 2009 and 2010	31,163,140	$1.04

The following table lists the warrants outstanding at December 31, 2010.  Each warrant is exchangeable for one common share.

Class	Number Outstanding	Number Vested	Exercise Price	Original Expiry Date	New Expiry Date (Note 7(a))
A	8,500,000	8,500,000	$0.10	Oct 30, 2010	Oct 30, 2012
B	9,500,000	-	$1.46	Oct 30, 2011	Oct 30, 2013
C	9,500,000	-	$1.52	Oct 30, 2012	Oct 30, 2014
A	731,570	731,570	$0.25	Jan 27, 2011	Jan 27, 2013
B	731,570	731,570	$0.50	Jan 27, 2012	Jan 27, 2014
A	1,100,000	1,100,000	$1.00	Jun 16, 2011	Jun 16, 2011
B	1,100,000	1,100,000	$1.50	Jun 16, 2012	Jun 16, 2012
	31,163,140	12,163,140

The unvested warrants as noted in the above table vest on the following dates:

i)	Class B, April 30, 2011

ii)	Class C, October 30, 2011.

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

8.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2010	2009
Tax loss carry-forwards	$126,000	122,000
Exploration expenditures	90,000	90,000
Valuation allowance	(216,000)	(212,000)
Future income tax asset (liability)	$-	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2010	2009	2008
Benefit at Canadian statutory rates	$(8,100)	(80,500)	$ (7,000)

Effect of reduction in rate	900	10,800	1,000
Non-deductible stock option compensation	-	12,700	39,000
Expiry of loss carry forwards	3,000	-	-
Increase (decrease) in valuation allowance	4,200	57,000	(33,000)
	$-	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $500,000 expiring in various amounts from 2014 to 2030.  The Company also has cumulative deferred exploration expenses of approximately $360,000 (2009 – $360,000) to offset future taxable income.

RUSH METALS CORP.
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

There is no US GAAP difference as a result of applying ASU No. 2010-06.

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

There is no US GAAP difference as a result of applying ASU No. 2010-06.

(c)	Impact between Canadian GAAP and US GAAP

The impact between Canadian GAAP and US GAAP on the financial statements is as follows:

Warrant extensions

During the year ended December 31, 2008, the Company extended the life of its warrants. Subsequently, during the year ended December 31, 2010, the Company further extended the life of its warrants previously extended (Note 7(c)). Under US GAAP, such an extension results in the total incremental fair value of the extension to be recorded as a dividend. The total incremental fair value of the extension in 2008 was $8,051 while the total incremental fair value of the extension in 2010 was immaterial and accordingly, no dividend was recorded. There was no impact to the Company’s loss per share for either warrant extension. There was no modification of warrant terms during the year ended December 31, 2009.

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

(c)	Impact between Canadian GAAP and US GAAP – Continued

The impact of the warrant extensions on the Company’s financial statements are as follows:

	2010	2009	2008	AUGUST 8, 2003 (inception) to December 31, 2008
Statements of Loss and Comprehensive Loss

Net loss for the year per Canadian and US GAAP	$(28,791)	$(268,316)	$(23,415)	$(2,818,594)
Dividends from extension of warrants	-	-	(8,051)	(8,051)
Net loss applicable to common shareholders under US GAAP	$(28,791)	$(268,316)	$(31,466)	$(2,826,645)
Basic and diluted loss per share: Canadian and US GAAP	$0.00	$0.01	$0.00
The Company calculated the fair value of the warrant extensions using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.86 to 3.03%
Dividend yield	Nil
Expected volatility	93%
Expected life of the warrants (in years)	2.08 to 3.67

There is no impact upon the Company’s financial position, results of operations or cash flows as a result of the above GAAP difference. There were no material differences between Canadian GAAP and US GAAP for the years ended December 31, 2009 and 2010.

ASC 740

The Company has evaluated its tax positions for the years ended December 31, 2010, 2009 and 2008 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties accrued during 2010, 2009 or 2008.  We file one income tax return in Canada. Our income tax returns are generally considered closed to examination when we file a notice of determination with the taxing authority. No such notice has been filed to date.

RUSH METALS CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
(Stated in Canadian Dollars)

10.  SUBSEQUENT EVENTS

i)
On February 11, 2011, a Director of the Company resigned and terminated his relationship with the Company.  On the same day 14,000,000 shares of the common stock of the Company held by the former Director were gifted to an incoming Company Director, pursuant to an assignment agreement dated February 11, 2011.  No consideration was paid by the Director for the gifting of such shares. The incoming Director is also a director of Peak Geological Inc., the optioner in the Mammoth Property Option Agreement. See Note 3.

ii)	On March 21, 2011, 50,000 common stock purchase options were cancelled and returned to the 2005 Stock Option Plan for future issuance.

iii)
On May 9, 2011, the Company entered into a $20,000 Convertible Note Agreement with Risor Energy Exploration Inc. a related party by a common director.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment. The loan may be converted to common shares of the Company at the discretion of the Company or the lender with terms yet to be determined

iv)
On May 12, 2011 by way of new letter agreements with certain respective Warrant holders, the time of the warrant commencement date were extended from June 16, 2011 to June 16, 2014 with respect to the Class A Warrants; and from June 16, 2012 to June 16, 2015 with respect to the Class B Warrants.

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

Rush Metals Corp. SEC File No. 000-51337 Registrant

Dated: June 30, 2011	Signed: /s/ Keith Diakiw
Keith Diakiw
Director, Chairman, President,
Chief Executive and Operating Officer
and Secretary

Dated: June 30, 2011	Signed: /s/ Robert Coale
Robert Coale
Director

Dated: June 30, 2011	Signed: /s/ Ron Daems
Ron Daems
Director