Form 20-F
period 2011-12-31
RUSH EXPLORATION INC.
filed 2012-04-30
CIK 1301574

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to __________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ______

Commission File Number: 000-51337

RUSH EXPLORATION INC.
(f/k/a RUSH METALS CORP.)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 266,152 shares outstanding as of December 31, 2011 and April 27, 2012.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act   Yes [  ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]  No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ X ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [  ] Accelerated filer  [  ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ] Item 18 []

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
Yes [  ] No [   ]

RUSH EXPLORATION INC.

FORM 20-F ANNUAL REPORT 2011

TABLE OF CONTENTS

Mining Glossary		4

Introduction		5
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	16
Item 4A.	Unresolved Staff Comments	21
Item 5.	Operating and Financial Review and Prospects	21
Item 6.	Directors, Senior Management and Employees	26
Item 7.	Major Shareholders and Related Party Transactions	31
Item 8.	Financial Information	33
Item 9.	The Offer and Listing	34
Item 10.	Additional Information	35
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	39
Item 12.	Description of Other Securities Other Than Equity Securities	40

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	41
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	41
Item 15.	Controls and Procedures	41
Item 16.	Reserved	42
A	Audit Committee Financial Expert	42
B	Code of Ethics	42
C	Principal Accountant Fees and Services	43
D	Exemptions from the Listing Standards for Audit Committees	43
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	43
F	Change In Registrants Certifying Accountant	43
G	Corporate Governance	43
H	Mine Health and Safety, Conflict Minerals and Government Payments	43

Part III

Item 17.	Financial Statements	44
Item 18.	Financial Statements	44
Item 19.	Exhibits	61

Financial Statements		45

Signature Page

Certifications

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

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

INTRODUCTION

We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. We are an exploration stage Company engaged principally in the acquisition, exploration, and if warranted and feasible, development of natural resource properties in North America.  On September 13, 2011 at an annual meeting of shareholders, a majority of the Company’s shareholders approved a change in name of the Company to Rush Exploration Inc.

In this Annual Report, the “Company”, “Rush Exploration Inc.”, “Rush Metals Corp.”, “Rush”, "we", "our", and "us", refer to Rush Exploration Inc.. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 505, 11215 Jasper Avenue, Edmonton, Alberta T5K 0L5.

BUSINESS OF RUSH EXPLORATION INC.

Rush Exploration Inc. is principally engaged in the acquisition and exploration of mineral properties. The Company currently has entered into one property option agreement relating to a property in British Columbia, Canada.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A Selected Financial Data

Set forth in the following table is selected financial data with respect to our financial condition and results of operation for the fiscal years ended December, 31, 2011, 2010, 2009, 2008 and 2007 and was derived from the audited financial statements of the Company and  prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The financial statements and summaries of financial information contained in this annual report are reported in Canadian dollars unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of our Company have been audited by Peterson Sullivan LLP, a registered public accounting firm, as indicated in their audit reports, included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Table No. 1
Selected Financial Data
(CDN$)

	Year	Year	Year	Year	Year
	Ended 12/31/11	Ended 12/31/10	Ended 12/31/09	Ended 12/31/08	Ended 12/31/07

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$(41,541)	$(28,373)	$(211,589)	$67,942	$(317,561)
Income (Loss) from operations	$(41,541)	$(28,373)	$(211,589)	$67,942	$(317,561)
Net Income/(Loss)	$(41,831)	$(28,791)	$(226,149)	$99,506	$(311,873)
Basic (Loss) Income Per Share	$(0.16)	$(0.07)	$(0.54)	$0.24	$(0.75)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	266,152	400,715	418,235	416,139	416,139
Period-end Shares	266,152	266,152	426,139	416,139	416,139

Working Capital (deficiency)	$(41,234)	$597	$26,021	$152,170	$32,679
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Accumulated deficit during the exploration stage	$1,043,586	$1,001,755	$784,442	$902,352	$900,261
Shareholders’ Equity (Capital Deficit)	$(41,234)	$597	$29,388	$155,537	$53,940
Total Assets	$9,228	$20,226	$53,024	$177,823	$84,334

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$), therefore, this annual report may contain conversions of certain amounts in United States dollars into Canadian dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2011, 2010, and 2009, 2008, 2007 and the average rates for the period and the range of high and low rates for the period.  The data for April, 2012 and for each month during the most recent six months is also provided.

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
April 2012	0.96	0.97	0.95	0.95
March 2012	0.98	0.99	0.97	0.97
February 2012	0.99	1.00	0.97	0.97
January 2012	0.99	1.00	1.00	1.00
December 2011	1.01	1.00	0.99	0.99
November 2011
Fiscal Year Ended December 31, 2011	1.08	0.92	1.18	1.04
Fiscal Year Ended December 31, 2010	1.01	1.00	0.99	0.99

Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98

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

RISKS RELATING TO OUR COMPANY

1.           Our auditors’ opinion on our December 31, 2011 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated net loss of $1,043,586 for the periods ending December 31, 2011, since inception.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended December 31, 2011.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

Only our Director, Messr. Coale has experience with exploring for, starting, and operating a mine. Except for this individual, our Executive Officer and Directors do not have any technical training or experience in exploring for, starting, and operating a mine. As such, we will have to hire qualified consultants to perform surveying and exploration of our properties. Our other Directors have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

3.           Not all of our properties have been examined by a professional geologist or mining engineer and we have no known mineral reserves on any of our properties. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

The Mammoth property has not been examined by a professional geologist or a mining engineer.  As such, we have no known mineral reserves on our property. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from our property, we cannot generate income and in such a situation, we will have to cease operations which will result in the loss of your investment.

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

5.           Since our Directors and Executive Officer have other outside business activities and will only be able to devote approximately 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Diakiw, Coale, and Daems. As a result, exploration of our properties may be periodically interrupted or suspended.
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

We will require additional funds to meet our obligations under our existing property option agreements and to acquire and develop interests in new properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately $695,000 to fund our continued operations for the next twelve months. Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

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

If we do not make the required payments or incur the required expenditures in accordance with the Option Agreement we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest. As of April 30, 2012, we are in default of our property option agreement; however, the optionor of the Property Option Agreement, a related party, has agreed to not revoke our option at this time. This may change if we continue to be in default.

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

Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated there under by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.  These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.  Potential investors in the Company’s common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock."  Moreover, the Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
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

Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

20.
We have registered a significant number of common shares underlying our warrants and stock options that may be available for future sale.  The sale of these shares may depress the market price of our Common shares and shareholders could suffer a loss on their investment.

As of June 29, 2011, we had 266,152 common shares issued and warrants outstanding to purchase an aggregate of 311,634 common shares and stock options outstanding to purchase an aggregate of 250 common shares.  All of these shares and those shares underlying the warrants have been registered and may be sold without restriction.  If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

21.	There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

In April 2008 we applied to have our common stock quoted on the OTC Bulletin Board and received approval on the OTC Bulletin Board under the symbol AGRUF:OTC:BB. On January 30, 2012, our trading symbol was changed to REXEF:OTCQB to reflect the name change from Rush Metals Corp. to Rush Exploration Inc.  There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.    If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

22.	State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the Company’s common shares.

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

23.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

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

24.	Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

25.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. We strongly urge U.S. holders or potential shareholders to consult their own tax advisor concerning the impact of these rules on their investment in us

26.
Because our Company and some of our Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or our Officer and Directors.

Our Company and some of our Directors are located outside of the United States and we do not maintain a permanent place of business within the United States.  In addition, some of our Directors and Officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officer or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officer predicated upon the securities laws of the United States or any state thereof.

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

4.B. BUSINESS OVERVIEW

We are an exploration stage Company incorporated under the Canada Business Corporations Act in British Columbia, Canada on August 8, 2003 under the name “American Goldrush Corporation”.  On August 20, 2009 at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.  On August 31, 2009 the Board of Directors approved a name change of the Company to Rush Metals Corp. effective September 2, 2009. On September 13, 2011, at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Rush Exploration Inc., Goldrush Metals Inc., or such other name as may be approved by the Board of Directors and Corporations Canada. The majority shareholders also granted the board authority to implement a reverse stock split of the Company’s Common Stock at a reverse split ratio of 100-for-1.  On September 22, 2011,  the Board of Directors approved a name change of the Company to Rush Metals Corp and to implement a 100-for-1 reverse split ratio on the Company’s Common Stock effective October 31, 2011. The new name Rush Exploration Inc. was effective October 31, 2011.  Our registered office, head office and principal place of business located at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.  Our telephone number is (780) 498-2907.

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

4.D. PROPERTY, PLANT AND EQUIPMENT

CORPORATE OFFICES

The Company does not own any real property. The Company currently rents its corporate headquarters on a month to month basis at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5.  The Company believes that its rented properties are adequate for our current and immediately foreseeable operating needs.  The Company does not have any policies regarding its investments in real estate, securities or other forms of property.

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

The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2011.  At April 30, 2012 the Company had a shortfall in property expenditures of $530,000 and cash expenditures of $30,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded. Subsequent to year end, the Company did not fulfill its commitments under the option agreement. However, the optioner, a related party subsequent to year end, agreed not to revoke the option agreement at this time.

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

Claim Status

The Mammoth Property consists of 102 mineral tenure claims with the Province of British Columbia covering approximately 47,000 hectares in the Caribou Mining Division.  The mining claims give the holder the right to surface rights necessary for the prospecting and exploration for minerals.

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

In late 2009 the Company acquired the services of Rob Shives from Gam-X Inc. and Warner Gruenwald from Geoquest Consulting Ltd. to assess and conducted a small grass roots exploration program.  The program consisted of geophysical interpretation, targeting, grid design for mobile metal ion (MMI) sampling, 186 MMI samples collected and analyzed, as well as 189 meters of open hole RC drilling and 73 meters of cased RC drilling completed to test the thickness of the overburden.  MMI samples were sent to SGS Minerals for analysis and drill samples were sent to Assayers Canada for analysis.  The results were inclusive further exploration is warranted.  The Company continues to seek the necessary funding to further develop and implement its exploration plan.

Planned Work by the Company for 2012

We anticipate that we will incur through the end of our next fiscal year in connection with our current exploration plan for 2012:

•	$530,000 in connection with exploration expenditures and $30,000 for property option payments for the Mammoth Property.

As of April 30, 2012 the Company does not have the necessary funding to participate in its exploration plan for 2012. If funding was to be obtained, the Company would move forward with an exploration budget based on the results and recommendations of our independent analysis.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2011, 2010, and 2009, should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Rush Exploration Inc. for the fiscal years indicated:

Table No. 3
	2011	2010	2009

Revenue	$Nil	$Nil	$Nil
Expenses	$41,541	$28,373	$211,589

Loss from operations	$(41,831)	$(28,373)	$(211,589)
Net loss	$(41,831)	$(28,791)	$(226,149)
Net income/(loss) per share:
Basic	$(0.16)	$(0.07)	$(0.54)
Weighted average number of common shares outstanding	266,152	400,715	418,235

Results of Operations of Fiscal 2011 vs. Fiscal 2010
We are a natural resource exploration Company in the exploration stage with an objective of acquiring, exploring, and, if warranted and feasible, developing natural resource properties.  Natural resource exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the natural resource industry through the optioning of natural resource exploration and development projects.

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2011 or 2010.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2011 was $41,831 compared to $28,791 in 2010.  The increase in the loss of $13,040 in 2011 compared to 2010 is primarily related to the increase in professional fees for the year ended December 31, 2011. Professional fees increases as a result of an increase in legal and accounting fees related to the Company’s reverse stock split and a change in Directors during the year.

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

General and Administrative Expenses

The net loss in 2010 was $28,791 compared to $226,149 in 2009. The decrease in the loss of $197,358 in 2010 compared to 2009 is primarily related to the decrease of mineral property acquisition and exploration expenditures. In 2010, the mineral property acquisition and exploration expenditures were $Nil compared to $176,895 in 2009. General and administrative expenses decreased to $4,291 in 2010 from $6,193 in 2009. Professional fees also decreased in 2010 to $24,004 from $28,112. All decreases relate to the reduced activity of the Company’s operations.

5.B.  Liquidity and Capital Resources

Liquidity

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

The funding of our operations since inception has come from the following sources:

On October 30, 2003, we closed a private placement with six investors for the sale of 95,000 units, which generated gross proceeds to us of CDN $95,000. On January 28, 2004, we closed a private placement with thirty-eight Canadian investors for the sale of 574 Common shares, for total gross proceeds of CDN $5,735. Between March and August 2005 we received a total of $71,139 in proceeds from three separate bridge loans from three minority shareholders.   On June 16, 2006 we completed a sale of units of the Company for total proceeds of CDN $550,000 and during 2006 we received CDN $56,250 from the exercise of 2,250 stock options.

On October 9, 2009 we received $50,000 CDN in proceeds from the exercise of warrants.

On October 22, 2009 we received $50,000 CDN in proceeds from the exercise of warrants.

On May 9, 2011, the Company entered into a $20,000 loan agreement with a related party by common directors.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The borrower may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

During 2011 our operations were funded from the proceeds of a loan from a related party.  We do not have sufficient cash to fund our minimum obligations for the next twelve months.  We expect to continue to finance operations through the sale of equity, however, there is no guarantee that we will be successful in arranging financing on acceptable terms.

During 2011 cash used in operating activities was $30,759 compared to cash used in operating activities of $26,170 in 2010, a change of $4,589.  We had a net loss of $41,831 in 2011 compared to a loss of $28,791 in 2010 primarily due to the increase in professional fees associated with the reverse stock split and change of Directors. The non-cash effects of share-based and stock-based compensation were $Nil in both 2011 and 2010.  In 2011 we had cash inflow from accounts payable and accrued liabilities of $10,578 compared to a cash outflow of $4,009 in 2010.

In 2011, we had no cash activity from investing activities compared to a cash inflow of $3,367 in 2010 related to a return in the reclamation deposit for the South Vulture Property.

In 2011, we had a cash inflow of $20,000 from financing activities as a result of the loan compared to no cash activity from financing activities in 2010.

During 2010 cash used in operating activities was $26,170 compared with $226,613 in 2009, a change of $220,443.  We had a net loss of $28,791 in 2010 compared to a loss of $226,149 in 2009, which was primarily due to the decrease in mineral property acquisition and exploration expenditures.  The non-cash effects of share-based and stock-based compensation was $nil for both 2010 and 2009. In 2010 we had a cash outflow from accounts payable and accrued liabilities of $4,009 compared to cash inflow of $1,350 in 2009.

In 2010, we had a cash inflow of $3,367 from investing activities related to receipt of reclamation deposit on the South Vulture Property, and in 2009, we had no cash transactions for investing activities.

We had cash and cash equivalents of $8,097 as of December 31, 2011.  We anticipate that we will incur through the end of our next fiscal year:

•	$530,000 and $50,000 in connection with exploration expenditures and $30,000 for property option payments for the Mammoth Property;

•
$85,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2011, we had a working capital deficit of $41,234.  The resulting increase in cash commitments related to the Mammoth Property will not allow us to fund a minimum level of operations for the next twelve months without additional funding.

We anticipate that our cash requirements to carry out planned exploration of our property and to cover administrative costs will be approximately $695,000 through December 31, 2012. We shall require additional funding for our minimum obligations under existing property agreements, and to expand our operations.  We anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the variables used in determining stock-based compensation and the loss on the settlement of the loans. These estimates are based on management's best judgment. Factors that could affect these estimates include option term and expected volatility.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the loans.  These estimates have an effect on the stock-based compensation and the loss on loan conversion expenses recognized and the additional paid-in capital balance on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has not yet traded, the expected volatility is based on comparable junior mining companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested. There were no unvested options or warrants at December 31, 2011.

5.C.  Research and Development, Patents and Licenses, etc.

      --- Not applicable ---

5.D.  Trends.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2011 and December 31, 2010 or as of the date of this report.

5.F.  Contractual Obligations.

We have no contractual obligations at December 31, 2011 as expressed in CDN dollars:

At December 31, 2011, the Company also had $30,207 in trade accounts payable.  The balance is unsecured.

Recent Accounting Pronouncements Applicable to US GAAP

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4
Directors and Senior Management
April 27, 2012

Name	Position	Age	Date of First Election Or Appointment

Paul Noland(1)	Director, Chairman, President, Chief Executive and Operating Officer and Secretary	64	September 13, 2008
Keith Diakiw(2)	Chairman, President, Chief Executive and Operating Officer and Secretary	39	February 12, 2011
Keith Diakiw	Director	39	September 9, 2008
Robert Coale	Director	72	September 12, 2008
Ron Daems(3)	Director	44	February 11, 2011

(1)	Mr. Noland resigned as Director, Chairman, President, Chief Executive and Operating Officer and Secretary effective February 12, 2011.
(2)	Mr. Diakiw was appointed as Chairman, President, Chief Executive and Operating Officer and Secretary effective February 12, 2011.
(3)	Mr. Daems was appointed as Director on February 11, 2011.

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

Paul D. Noland, age 64, was a Director and our Chairman, President, Chief Executive and Operating Officer and Secretary from September, 2008 through February 12, 2011.  Mr. Noland graduated from Lamar University with a B.S. in Geology in 1971, and has over 35 years experience as a professional geologist, primarily in the western US.   He has held senior positions at Inspiration, Noranda, Independence Mining, Placer Dome and Barrick.  His most recent corporate position was with Barrick at the Cortez, Nevada Mines, where he was involved with both the Pipeline and newly discovered Cortez Hills deposits.

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

Keith Diakiw, age 39, has served as a Director of the Company since September, 2008 and was elected as Chairman, Chief Executive and Operating Officer, President and Secretary on February 12, 2011.  Mr. Diakiw is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada. ) and is currently the President and Director of Power Resource Exploration Inc.

From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands exploration drilling.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger’s Measurements While Drilling division in Brazil on offshore platforms, while in 2003; he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  In 2001, Mr. Diakiw joined the Canadian Navy and became a qualified MARS Officer by the summer of 2005.  As a naval officer, he continues to serve Canada and is currently the Deck Officer for his naval reserve unit.  Furthermore, Lieutenant (Navy) Keith Diakiw was recently selected as an Aide-de-Camp for the new Lieutenant Governor of Alberta, a volunteer position until 2015.  Lastly, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), the Canadian Society of Petroleum Geologists (CSPG) and the Alberta Palaeontological Society (APS).  Mr. Diakiw is currently the President and Director of Power Resource Exploration Inc.

Robert Coale, age 72, has been a Director of Rush Exploration Inc. since September 2008.  Currently Mr. Coale is the President and Director of Patriot Gold Corporation, President and Director of Tuffnell Ltd, as well as Director of Giant Oil and Gas Inc.; all of which are publicly traded exploration companies.  He is also technical advisor to Premium Exploration, Inc. and a past Director of American Goldfields Inc. and Franciso Gold Corporation.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Ron Daems, age 44, brings extensive financial and resource industry experience to Rush Exploration Inc.  In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Mr. Daems is currently the President and Director of Strata Oil & Gas Inc., a Director of Power Oil & Gas Inc., and Giant Oil & Gas Inc.

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

6.B.  Compensation

Cash Compensation

Our Officer or Directors have not received or earned any compensation or bonus for services rendered in the 2011 or 2010.

We do not maintain key-man life insurance for our Executive Officer or Directors.

Table No. 5
Outstanding Equity Awards as at December 31, 2011

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)

Paul Noland	Nil	-	-	-	-	-	-	-
Robert Coale(2)	250	$25.00	11/1/05	11/28/15	$.025	250	-	$1,775
Keith Diakiw	Nil	-	-	-	-	-	-	-
Ron Daems	Nil	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2011 filed with this Form 20-F.

(2) Mr. Coale was granted 1,000 options November 1, 2005.  500 options vested immediately and 500 vested November 1, 2006.  On July 1, 2006 750 options were canceled. Mr. Coale was appointed to the Board of Directors on September 12, 2008.

No stock options were granted to our Officer or Directors in 2011 or 2010.  No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2011 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

The board of directors is empowered to appoint an Audit Committee for the Corporation. Currently the Board of Directors functions as the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

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

6.E.  Share Ownership

Table No. 6 lists, as of April 27, 2012, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 6
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Common	Keith Diakiw	-	*
Common	Robert Coale	-	*
Common	Ron Daems (1)	140,000	52.6%
Common	Total Directors / Senior Management	140,000	52.6%

* Represents less than 1%.

(1)	140,000 of the shares owned by Mr. Daems are subject to our option to purchase all or any portion of these shares at a purchase price of CDN 1.00 per share.

(2)          Based on 266,152 shares outstanding as of April 26, 2012.

Stock Options.

The terms of options grantable by the Company are done at the discretion of the Board of Directors of the Company or a committee established by the Board of Directors, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on June 24, 2005.

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

The Plan provides that stock options may be granted to Officers, Directors, employees, consultants and agents of the  Corporation  (whether or not  employees  of the Company) .  Subject to the foregoing, the Board of Directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the Board of Directors of the Company or a committee established by the Board of Directors for that purpose.  Subject to approval of the granting of options by the Board of Directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 50,000.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

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
(e)   the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstanding shares within a one year period;
(f)   the issuance of shares to an insider of the Company and his or her associates under the Plan and all other compensation arrangements, within a one year period, may not exceed 5% of the issued and outstanding shares;
(g)   unless otherwise determined by the Board of Directors of the Company or a committee established by the Board of Directors , all vested options expire immediately, provided that the Board of Directors of the Company or a committee established by the Board of Directors may, in  its  sole  and  absolute discretion,   within   thirty   (30)   days  of  such termination or voluntary termination,  waive  the  expiration  of  any  Option awarded under the Plan, by giving  written  notice of such waiver to the Optionee at such  Optionee's  last known  address;
(h)   if an Option Holder ceases to be employed by, or ceases to have a relationship with, the Company by reason of disability or death, any Option granted which remains unexercised at the time of termination  shall become fully vested and  exercisable  and shall expire not later than one (1) year thereafter;

(i)   If the Option Holder ceases to be employed by, or ceases to have a relationship with the Company by  reason  of  Retirement,   any  Option  granted which remains unexercised at the time of such Retirement shall become fully vested and exercisable and shall  expire  not later  than three (3) months thereafter. During such  period  and  prior  to the expiration  of the Option by its terms, such  Option may be  exercised by the Option Holder, and except as so exercised,  shall expire at the end of such  relevant period unless such Option by its terms expires before such date.  The decision as to whether a termination is by reason of Retirement shall be made by the Board of Directors of the Company or a committee established by the Board of Directors, whose decision shall be final and conclusive.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest as may be determined by the Board of Directors of the Company or a committee established by the Board of Directors.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in default of any specific determination,  will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder, if applicable.

The names and titles of the Directors/Executive Officer of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2011.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The table below indicates as of April 26, 2012, the share ownership of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
Joseph Abbinante	17,500	6.6%
Mary Coombes	20,000	7.5%
Ron Daems	140,000	52.6%
Igman Consulting	16,070	6.0%
Kelly McEwan	19,000	7.1%

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

No significant change has occurred since the date of the financial statements included in this Annual Report.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

As of the record date of April 25, 2012, the Company’s shareholders’ list showed 266,152 common shares outstanding and 46 shareholders.  The Company’s shares are listed on a public exchange but have not yet traded.  Of the 266,152 common shares outstanding, there were 231,677 registered shares held by individuals with Canadian addresses, equivalent to 87.0% of the total and outstanding common shares of the Company.

7.A.4.  Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B.  Related Party Transactions

On June 30, 2009, 160,000 shares of the common stock of the Company held by Robert Coale were gifted by Mr. Coale to Paul Uppal, pursuant to an assignment, dated June 30, 2009, among, Mr. Coale, Mr. Uppal and the Company.  No consideration was paid by Mr. Uppal for the gifting of such shares.

On July 15, 2009, the Company entered into a Property Option Agreement giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2010.  At December 31, 2011 the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.  However, the optioner, a related party subsequent to year end, agreed not to revoke the option agreement at this time.

On November 3, 2010, 160,000 shares of the common stock of the Company held by Paul Uppal were surrendered by Mr. Uppal as a gift, for cancellation, pursuant to a Share Surrender Certificate effective November 3, 2010.  No consideration was paid by the Company for the gifting of such shares. Such assignment was made subsequent to Mr. Uppal resigning as Director and terminating his relationship with the Company.

On February 11, 2011, 140,000 shares of the common stock of the Company held by Paul Noland were gifted by Mr. Noland to Ron Daems, pursuant to an assignment, among, Mr. Noland, Mr. Daems and the Company.  No consideration was paid by Mr. Daems for the gifting of such shares.  Such assignment was made subsequent to Mr. Noland resigning as President and terminating his relationship with the Company.The common shares beneficially owned by Ron Daems are subject to the right, exercisable at any time for the Company , to purchase any or all of these shares from Mr. Daems and at a purchase price of CDN$0.01 per share until the Board of Directors, in their sole discretion, decide to terminate the Agreement.

On May 11, 2011, the Company entered into a $20,000 Note Agreement with a related party by common directors. The loan bears interest at the Bank of Canada Prime Rate plus 1%. The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

Shareholder Loans

There are no loans to shareholders as of December 31, 2011 and 2010, respectively.

Amounts Owing to Senior Management/Directors

At December 31, 2011 and 2010 no amounts were owed to senior management or Directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with US GAAP. For the year ended December 31, 2011 the Company converted from accounting Principles Generally Accepted in Canada (Canadian GAAP) to Accounting Principals Generally Accepted in the United States (US GAAP). Effective January 1, 2011 Canadian filers were required to transition from Canadian GAAP to International Financial Reporting Standards (IFRS) or US GAAP. The Company chose to report their financial statements under US GAAP.

The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Peterson Sullivan LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2011 and 2010, and the period from August 8, 2003, (date of inception) to December 31, 2011.

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

8.B.  Significant Changes

On July 15, 2009, the Company entered into a Property Option giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC.  The property, known as the Mammoth Property, consists of 102 mineral tenure claims and covers approximately 47,000 hectares.  In addition, the Company is subject to a 2% net smelter return royalty to the optioner upon production.  The Company may exercise the option by making a cash payment of $60,000 upon signing the Agreement, plus additional cash payments of $40,000, and incurring net expenditures on the property of at least CDN$ 1,000,000 by April 1, 2013.  The Company paid the initial CDN $60,000 upon signing the agreement and has incurred $70,000 in exploration expenses by December 31, 2010.  At April 30, 2012 the Company had a shortfall in property expenditures of $530,000 and cash expenditures of $30,000 and is currently in default.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.

On September 13, 2011, at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Rush Exploration Inc., Goldrush Metals Inc. or such other name as may be approved by the Board of Directors and Corporations Canada.  On September 13, 2011 the Board of Directors approved a name change of the Company to Rush Exploration Inc.

On October 31, 2011, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-100, pursuant to a plan approved by the Company’s Board of Directors.  As a result of the reverse stock split, every one hundred pre-split shares of the Company's common stock issued by the Company as Rush Metals Corp., issued and outstanding immediately prior to October 31, 2011 were automatically exchanged for one post-split share of common stock without par value, with any fractional shares resulting from the exchange being rounded up to the nearest whole share (the “Stock Split”).  Accordingly, the number of shares of the Company's common stock issued and outstanding has been decreased from 26,613,920 shares to approximately 266,139 shares, without accounting for fractional shares.

The Company has elected to treat the Stock Split as a non-mandatory exchange. As a result, there will be no letter of transmittal sent to the Company’s shareholders directing them to exchange their existing stock certificates. Rather, shareholders will retain their existing pre-split stock certificates until such time as they are submitted to the Company.

ITEM 9.  THE OFFER AND LISTING

9.C.  Markets

Admission to Quotation on the OTC Markets

In April 2008 we applied to the NASD to have our common stock be quoted on the OTC Bulletin Board and as of October 2008 we have received approval for our shares to trade on the OTC Bulletin Board under the symbol AGRUF:OTC:BB. On January 30, 2012, our trading symbol was changed to REXEF:OTC.QB to reflect the name change from Rush Metals Corp. to Rush Exploration Inc.

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

Securities Register

We maintain at Holladay Stock Transfer (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

a.	the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;
b.	the number of securities held by each security holder; and
c.	the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

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

On August 20, 2009, at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.  On August 31, 2009, the Board of Directors approved a name change of the Company to Rush Metals Corp.

On September 13, 2011, at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change of the Company to one of the following: Rush Exploration Inc., Goldrush Metals Inc. or such other name as may be approved by the Board of Directors and Corporations Canada.  On September 13, 2011, the Board of Directors approved a name change of the Company to Rush Exploration Inc.

Powers of Directors

The Directors of the Company are empowered under Schedule C to the Articles of Incorporation to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company.  The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors.  With respect to the Directors of the Company, Section 3 of the By-Laws of the Company provides that, as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act.

Description of Securities

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

10.C.  Material Contracts

During the year ended December 31, 2011 and subsequent to that date we entered into the following material contracts:  None.

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

10.E.  Taxation

NOTHING HEREIN SHOULD BE INTERPRETED AS LEGAL OR TAX ADVICE AND SHAREHOLDERS SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2011.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F.  Dividends and Paying Agents

--- Not applicable ---

10.G.  Statement by Experts

--- Not applicable ---

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F annual report no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Company is not required to file reports and other information with any securities commissions in Canada.

I. Subsidiary Information

Not applicable.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt securities outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 311,634 common shares.  The following table lists the warrants outstanding at December 31, 2011.  Each warrant is exchangeable for one common share.  The warrants are non-transferable and provide for a cashless exercise option.

Class	Number Outstanding	Number Vested	Exercise Price	Original Expiry Date	New Expiry Date (Note 7(a))
A	85,000	85,000	$10.00	Oct 30, 2010	Oct 30, 2012
B	95,000	95,000	$146.00	Oct 30, 2011	Oct 30, 2013
C	95,000	95,000	$152.00	Oct 30, 2012	Oct 30, 2014
A	7,317	7,317	$25.00	Jan 27, 2011	Jan 27, 2013
B	7,317	7,317	$50.00	Jan 27, 2012	Jan 27, 2014
A	11,000	11,000	$100.00	Jun 16, 2011	Jun 16, 2014
B	11,000	11,000	$150.00	Jun 16, 2012	Jun 16, 2015
	311,634	311,634

(1)	On May 13, 2010 vesting dates and expiration dates for some classes of warrants were extended.

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

On May 13, 2010, pursuant to new letter agreements with certain warrant holders, the warrant vesting date was extended from June 16, 2011 to June 16, 2014 with respect to the Class A Warrants and from June 16, 2012 to June 16, 2015 with respect to the Class B Warrants.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2011.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2011 through December 31, 2011 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2011, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

This transition report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Canada and Peterson Sullivan LLP in 2011 and 2010 were:

Fiscal Year ended December 31	Fiscal year	Fiscal year
Principal Accountant Fees and Services	2011	2010
Audit Fees	$15,000	$18,328
Audit related fees	Nil	Nil
Tax Fees	Nil	Nil
All other fees	Nil	Nil
Total	$15,000	$18,328

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previously reported by the Company in a Form 6-K filed with the Commission on March 28, 2012.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the NASDAQ and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the NASDAQ’s requirements as if we were a U.S. domestic issuer.

Item 16H. Mine Health and Safety, Conflict Minerals and Government Payments

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18 for a list of our financial statements included elsewhere in this annual report.

ITEM 18.  FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

Report of Independent Registered Public Accounting Firm

RUSH EXPLORATION INC.
(formerly RUSH METALS CORP.)
(An Exploration Stage Company)
Financial Statements
December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

Statements of Loss

Statements of Cash Flows

Statements of Changes in Stockholders’ Equity (Deficiency)

Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Rush Exploration Inc.
(formerly Rush Metals Corp.)

We have audited the accompanying balance sheets of Rush Exploration Inc. (an exploration stage company) ("the Company") as of December 31, 2011 and 2010, and the related statements of loss, changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 2011, 2010, and 2009, and for the period from August 8, 2003 (date of inception) to December 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rush Exploration Inc. (an exploration stage company) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009, and for the period from August 8, 2003 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred operating losses since inception, has not been able to generate any operating revenues to date, and has incurred cumulative losses of $1,043,586 through December 31, 2011.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding those matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
April 27, 2012

RUSH EXPLORATION INC.
(FORMERLY RUSH METALS CORP.)
 (An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

December 31	2011	2010

ASSETS

Current
Cash and cash equivalents	$8,097	$18,856
GST Receivable	1,131	1,370
	9,228	20,226

	$9,228	$20,226

LIABILITIES

Current
Accounts payable and accrued liabilities	$30,207	$19,629
Bridge loan payable to related party	20,255	-
	50,462	19,629
Commitment and Contingencies (None)

Stockholders’ equity

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued: 266,152 (2010 – 266,139) common shares (Note 7)	-	-
Additional paid-in capital	1,002,352	1,002,352
Deficit accumulated during the exploration stage	(1,043,586)	(1,001,755)
	(41,234)	597
	$9,228	$20,226

Nature of Operations and Going Concern (note 1)

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.
(FORMERLY RUSH METALS CORP.)
(An Exploration Stage Company)

STATEMENTS OF LOSS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				December 31,
	2011	2010	2009	2011 (cumulative)

Expenses
Mineral property acquisition and
exploration expenditures (Note 3)	$-	$-	$176,895	$473,324
Office and sundry	5,948	4,291	6,193	94,016
Rent	-	-	-	13,480
Professional fees	34,425	24,004	28,112	334,453
Transfer agent fees	1,168	78	389	5,921
Directors’ fees (Note 6)	-	-	-	20,087
Loss on bridge loan conversion (Note 5)	-	-	-	51,210
Stock-based compensation (Note 7)	-	-	-	71,000

Total expenses	(41,541)	(28,373)	(211,589)	(1,063,491)

Interest income	-	-	85	12,476
Interest expense	(255)	-	-	(2,018)
Foreign exchange gain (loss)	(35)	(418)	(14,645)	9,447

Net loss for the year	$(41,831)	$(28,791)	$(226,149)	$(1,043,586)

Loss per share – basic and diluted	$(0.16)	$(0.07)	$(0.54)
Weighted average shares outstanding	266,152	400,715	418,235

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.
(FORMERLY RUSH METALS CORP.)
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				AUGUST 8, 2003
	YEARS ENDED DECEMBER 31,			(INCEPTION)
				TO
				DECEMBER 31,
	2011	2010	2009	2011 (cumulative)

Cash flows from operating activities
Net loss for the year	$(41,831)	$(28,791)	$(226,149)	$(1,043,586)

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion (Note 5)	-	-	-	51,210
Stock-based compensation (Note 7)	-	-	-	71,000
Change in GST receivables	239	5,628	(1,814)	(1,131)
Change in prepaid expenses	-	1,000	-	-
Change in accounts payable and accrued liabilities	10,578	(4,009)	1,350	30,207
Interest on bridge loan	255	-	-	2,273
Net cash provided by (used in) operating activities	(30,759)	(26,170)	(226,613)	(890,027)

Cash flow from investing activity
Reclamation deposit	-	3,367	-	-

Cash flows from financing activities
Issuances of common stock and units	-	-	100,000	806,985
Proceeds from bridge loans (Note 5)	20,000	-	-	91,139
Net cash provided by financing activities	20,000	-	100,000	898,124

Increase (decrease) in cash and cash equivalents	(10,759)	(22,803)	(126,613)	8,097

Cash and cash equivalents, beginning of year	18,856	41,659	168,272	-

Cash and cash equivalents, end of year	$8,097	$18,856	$41,659	$8,097

Supplemental information

Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity (Note 5)	$-	$-	$-	$73,157

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.
(FORMERLY RUSH METALS CORP.)
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIENCY)
(Stated in Canadian Dollars)

		DEFICIT
	COMMON	ACCUMULATED	ADDITIONAL
	STOCK	EXPLORATION	PAID-IN
	SHARES	STAGE	CAPITAL	TOTAL
Shares issued to founders on inception	300,000	$-	$-	$-
Private placement, common share issuances for cash at $1.00 per unit in October, 2003 (Note 7)	95,000	-	95,000	95,000
Net loss for the period	-	(14,261)	-	(14,261)
Balance, December 31, 2003	395,000	(14,261)	95,000	80,739

Private placement, common share issuances for cash at $10.00 per share in January, 2004 (Note 7)	574	-	5,735	5,735
Net loss for the year	-	(88,541)	-	(88,541)
Balance, December 31, 2004	395,574	(102,802)	100,735	(2,067)

Stock-based compensation (Note 7)	-	-	35,145	35,145
Net loss for the year	-	(102,996)	-	(102,996)
Balance, December 31, 2005	395,574	(205,798)	135,880	(69,918)

Conversion of bridge loans to equity in January 2007 (Note 5)	7,316	-	124,367	124,367
Private placement, common share issuances for cash at $50.00 per unit in June, 2006 (Note 7)	11,000	-	550,000	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	2,250	-	56,250	56,250
Stock-based compensation (Note 7)	-	-	27,039	27,039
Net loss for the year	-	(328,650)	-	(328,650)
Balance, December 31, 2006	416,139	(534,448)	893,536	359,088

Stock-based compensation (Note 7)	-	-	6,725	6,725
Net loss for the year	-	(311,873)	-	(311,873)
Balance, December 31, 2007	416,139	(846,321)	900,261	53,940

Stock-based compensation (Note 7)	-	-	2,091	2,091
Net loss for the year	-	99,506	-	99,506
Balance, December 31, 2008	416,139	(746,815)	902,352	155,537

Issuance of shares upon the exercise of warrants in October, 2009	10,000	-	100,000	100,000
Net loss for the year	-	(226,149)	-	(268,316)
Balance, December 31, 2009	426,139	(972,964)	1,002,352	29,388

Share cancellation (Note 7)	(160,000)	-	-	-
Net loss for the year	-	(28,791)	-	(28,791)
Balance, December 31, 2010	266,139	(1,001,755)	1,002,352	597

Shares issued in reverse split (Note 7 )	13	-	-	-
Net loss for the year	-	(41,831)	-	(41,831)
Balance, December 21, 2011	266,152	$(1,043,586)	$1,002,352	$(41,234)

The accompanying notes are an integral part of these financial statements

1.      OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.

Exploration Stage Activities (Note 3)

The Company has been in the exploration stage since its formation and has not yet commenced its planned operations (mineral extraction).  The Company is primarily engaged in the acquisition and exploration of mining properties in North America.  In February, 2004, the Company entered into a Property Option Agreement to acquire an option on a mineral exploration property in British Columbia, Canada (Taylor Claims).  The Property Option Agreement was amended in November, 2004, and on November 23, 2005 the Company chose to terminate the Property Option Agreement.  During 2006, the Company entered into three separate Property Option Agreements to acquire an option on two properties in Arizona (Margarita and South Vulture) and one in British Columbia, Canada (GQ).  On January 29, 2008, the Margarita property was assigned to a third party and on February 24, 2009, the Company chose to terminate the South Vulture Property Option Agreement. During 2009, the Company entered into a Property Option Agreement to acquire an option to purchase a property in British Columbia, Canada (Mammoth). On April 23, 2010, the Company chose to terminate the GQ Property Option Agreement.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $1,043,586 for the period from August 8, 2003 (inception) to December 31, 2011 and has no source of revenue.  The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. We anticipate that we will require up to approximately $695,000 to fund exploration activities for the next twelve months. We expect to continue to finance exploration costs through the sale of equity. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.      SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles of the United States. All figures are reported in Canadian dollars. The significant accounting policies are summarized as follows:

a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. As at December 31, 2011 and 2010, the Company did not have any cash equivalent balances.

2.      SIGNIFICANT ACCOUNTING POLICIES – Continued

b) GST Receivable

The Company’s receivables arise from the general sales tax (“GST”) receivable due from Canadian government taxation authorities. GST receivable represents tax credits available to the Company when it pays GST tax on expenditures for normal operations. As of December 31, 2011, the Company had a GST tax receivable of $1,131 ($1,370 – 2010)

c)      Mineral Property Payments and Exploration Costs

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

To December 31, 2011, all exploration and option payments have been charged to the statement of loss in accordance with the Company’s accounting policies.

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

f) Stock-based compensation

The Company maintains a stock option plan described in Note 7 under which it may grant stock options to employees, non-employee directors and consultants.  The Company measures compensation cost for stock options issued under the plan at fair value and (recognizes it as compensation expense over the service period for awards expected to vest.)  Share-based compensation expense is recognized for all share-based payment awards, net of an estimated forfeiture rate.  Compensation cost is only recognized for those shares expected to vest on a straight-line basis over the requisite service period of the award.

2. SIGNIFICANT ACCOUNTING POLICIES - Continued

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions, including the expected life of the share-based payment awards and stock price volatility.  The Company utilizes the Black-Scholes options pricing model to value stock options granted under its stock option plan.  In this model, the assumptions utilized relate to stock price volatility, stock option term, dividend yield rate, and forfeiture rates that are based on historical factors as well as management's judgment.

g)      Loss per Share

The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The calculation of loss per share includes the 100:1 reverse stock split (Note 7). The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share.  Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period.  Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 311,884 for 2011 and 312,381 in 2010 and 2009 respectively were not included in the computation of loss per share because the effect was anti-dilutive.

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

The Company evaluates its uncertain income tax positions and may record a liability for any unrecognized tax benefits resulting from uncertain tax positions and may record a liability for any unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties related to unrecognized tax benefits, if any, are recorded as a component of income tax expense on the statements of loss.  No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2011 and 2010.  The Company's Canadian tax returns are open to examination by taxing authorities for the last four years

i) Fair value of financial instruments and risks

The carrying value of cash and cash equivalents, GST receivables, accounts payable and accrued expenses approximates fair value due to the short-term nature of these financial instruments.  The recorded value of bridge loan payable to related party also approximates fair value based on the terms of the debt.

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining its cash and cash equivalent balances available to meet its anticipated operational needs.  At December 31, 2011, the Company had a cash and cash equivalent balance of $8,097 (2010 – $18,856) and current liabilities of $30,207 (2010 – $19,629) and a bridge loan from a related party for $20,255, which includes accrued interest.  The Company believes that these sources will not be sufficient to cover the expected short- term cash requirements. Additionally,  management anticipates that it will require up to approximately $385,000 to fund our continued operations for the next twelve months. We expect to continue to finance operations through the sale of equity.

2.      SIGNIFICANT ACCOUNTING POLICIES - Continued

Foreign Currency Risk

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	Financial		Financial
	Assets		Liabilities
	2011	2010	2011	2010

U.S. dollar	$770	$4,482	$-	$1,012

j) Reclassification

Certain reclassifications have been made to conform prior periods’ data to the current presentation. These reclassifications have no effect on the results of reported operations or stockholders’ equity (deficit).

k)      Recently Released Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, which, among other things, amended Subtopic 220 with respect to the presentation of other comprehensive income and its components in the financial statements. The update amended Subtopic 220 so that a Securities and Exchange Commission filer may present other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The filer is also required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. The amendments in this update apply to both annual and interim periods beginning after December 15, 2011, with the exception of the amendment regarding presentation of reclassification adjustments, which has been deferred to a later date. Adoption of this guidance is not anticipated to have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, which amends Subtopic 820 to clarify the application of existing common fair value measurement and disclosure requirements. ASU 2011-04 provides clarification for the following:

1. The application of the highest and best use of valuation premise concepts;
2. Measuring the fair value of an instrument classified in shareholders' equity; and
3. Disclosures about fair value measurements.

The amendments in this update become effective for interim and annual periods beginning after December 15, 2011. Adoption of this guidance is not anticipated to have a material impact on our consolidated financial statements.

3.       CONVERSION FROM CANADIAN GAAP TO US GAAP

For the year ended December 31, 2011 the Company converted from Accounting Principles Generally Accepted in Canada (Canadian GAAP) to Accounting Principles Generally Accepted in the United States (US GAAP). Effective January 1, 2011 Canadian filers were required to transition from Canadian GAAP to International Financial Reporting Standards (IFRS) or US GAAP. The Company chose to report their financial statements under US GAAP.

3.      CONVERSION FROM CANADIAN GAAP TO US GAAP – Continued

Under Canadian GAAP stock options granted to Directors and employees are expensed based on the fair value of the options when they vest. Under US GAAP stock options granted to Directors and employees are valued at the date of grant and then expensed over the vesting period. The difference between Canadian GAAP and US GAAP resulted in a $162,542 decrease in additional paid-in capital and a commensurate decrease in deficit accumulated in the exploration stage.

The Company also recognized expense totaling $1.65 million in prior years for the transfer of common stock between Directors of the company under Canadian GAAP. The share transfer is a direct assignment of shares from one director to another. Under US GAAP the transfer of shares between directors does not have a financial statement impact. The difference between Canadian GAAP and US GAAP was a reduction in both additional paid-in capital and deficit accumulated in the exploration stage of $1,654,297. For the year ended December 31, 2009 the Company recognized a decrease in compensation on exchange of shares between directors totaling $42,167, which resulted in a commensurate decrease in net loss for the year to $226,149, from $268,316.

4.      MINERAL PROPERTY INTERESTS

In accordance with the Company’s accounting policy, all mineral acquisition and exploration expenditures were expensed as incurred. The following table lists the cumulative mineral property acquisition and exploration expenditures incurred on the Company’s properties to December 31, 2011.

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

After further review and consideration of all findings and relevant information regarding the GQ Property, the Company chose to terminate the Property Option Agreement by giving notice of our election to terminate on April 23, 2010.  The Company does not maintain any further rights, interests, or obligations in the property.

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

4.      MINERAL PROPERTY INTERESTS - CONTINUED

Mammoth Property - Continued

To December 31, 2011, the Company had made the initial option payment of $60,000 due on signing.  In addition, the Company has incurred approximately $70,000 in exploration expenditures on the property.  At December 31, 2011, the Company had a shortfall in property expenditures of $330,000 and cash expenditures of $20,000.  The Company is at risk of losing its interest in the property by not making the indicated option payments and incurring the exploration expenditures, when demanded.

5.      BRIDGE LOAN PAYABLE TO RELATED PARTY

On May 9, 2011, the Company entered into a $20,000 Note Agreement with a related party by a common director.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at any time by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment. The Company recognized $255 in interest expense on the loan for the year ended December 31, 2011.

6.      RELATED PARTY TRANSACTIONS

Please refer to 7.B for a complete description of Related Party Transactions.

7.      SHARE CAPITAL

a)      Common Shares

During the period from inception (August 8, 2003) to December 31, 2011, the Company had the following transactions:

On inception date, the Company issued 300,000 shares to the Company’s founders for nil consideration.  The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $1.00 per share.

In October 2003, the Company issued 95,000 units at $1.00 per unit.  Each unit consisted of one common share and three stock purchase warrants. There was one Class A warrant exercisable at $10.00 per share until October 30, 2008, one Class B warrant exercisable at $146.00 per share until October 30, 2009 and one Class C warrant exercisable at $152.00 per share until October 30, 2010.  Originally, all of the warrants were to have vested on October 30, 2006.  By way of letter agreements with each individual warrant holder the Company and each respective warrant holder agreed to extend the vesting dates of these warrants.  The warrant vesting provisions were extended from October 30, 2006 to October 30, 2007 with respect to the Class A Warrants, to April 30, 2008 with respect to the Class B Warrants and to October 30, 2008 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

Pursuant to new letter agreements dated February 28, 2008 with each respective warrant holder, the warrant vesting dates were further extended from April 30, 2008 to April 30, 2009 with respect to the Class B Warrants and from October 30, 2008 to October 30, 2009 with respect to the Class C Warrants.  In addition, the warrant expiration dates were extended from October 30, 2009 to October 30, 2010 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  The terms of the Class A Warrants were not changed and all other terms remain unchanged.

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

7.      SHARE CAPITAL- Continued

On May 13, 2010 pursuant to new letter agreements with certain warrant holders, the warrant vesting date was further extended for Class B Warrants from April 30, 2010 to April 30, 2011 and Class C Warrants were extended from October 30, 2010 to October 30, 2011.  In addition, the warrant expiration date has been extended for Class A Warrants from October 30, 2010 to October 30, 2012; for Class B Warrants from October 30, 2011 to October 30, 2013; and Class C Warrants from  October 30, 2012.

On May 13, 2010 pursuant to new letter agreements with certain warrant holders, the warrant expiration date was extended from January 27, 2011 to January 27, 2013 with respect to the Class A Warrants and from January 27, 2012 to January 27, 2014 with respect to the Class B Warrants.

In January 2004, the Company issued 574 common shares in a private placement for gross proceeds of $5,735.

In June 2006, the Company issued 110,000 units at $50.00 per unit for a total offering price of $550,000.  Each unit consisted of one common share, one Class A warrant exercisable at $100.00 per share until June 16, 2014, and one Class B Warrant exercisable at $150.00 per share until June 16, 2015.   All of the warrants vest June 16, 2008.

On May 12, 2011 by way of new letter agreements with certain respective Warrant holders, the time of the warrant commencement date were extended from June 16, 2011 to June 16, 2014 with respect to the Class A Warrants; and from June 16, 2012 to June 16, 2015 with respect to the Class B Warrants. The Company did not record any additional expense associated with the extension as the warrants, when issued, were originally classified as equity. The Company determined there was no material financial statement impact of the extension. Accordingly, no additional warrant expense has been recorded for the year ended December 31, 2011.

The Company calculated and allocated the fair values of $40,370 and $55,330 to Class A and Class B warrants respectively using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.26 to 4.29%
Dividend yield	Nil
Expected volatility	95 to 107%
Expected life of the warrants (in years)	5 to 6

In October 2009, 10,000 common shares were issued on the exercise of warrants for proceeds of $100,000.

In September 2011, shareholders approved a 100:1 reverse split. Fractional shares were rounded up to the next whole share, which resulted in 13 additional shares being issued as part of the reverse split. Pre-split the Company had approximately 26,613,920 shares outstanding compared to 266,152 share outstanding post-split.

b)      Stock Options

On June 16, 2005, the stockholders of the Company approved the Company’s 2005 stock option plan whereby the Company may grant options to its directors, consultants, and employees for up to 50,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a 10-year term.

No options were granted during 2011, 2010 or 2009, while 12,000 options were granted to employees in 2005.  The stock-based compensation expense is amortized over the vesting period.  For the year ended December 31, 2011, the Company has recognized $ Nil (2010 and 2009 - $Nil) in stock-based compensation for stock options granted in 2005.

7.      SHARE CAPITAL- Continued

In January and August 2009, 4,250 stock options were canceled and returned to the 2005 Stock Options Plan for future issuance. On March 21, 2011, 500 common stock purchase options were cancelled and returned to the 2005 Stock Option Plan for future issuance. All options had previously vested and been expensed, no additional compensation expense was recorded upon cancelation.

Because the Company’s common stock has not yet traded in a public market, the expected volatility is based on comparable junior mining companies who granted similar term options.  No options were granted in 2011,  2010 or 2009 and the weighted average fair value of options granted during 2005 was $7.00 per option.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2008	5,000	$25.00
Options canceled – 2009	(4,250)	$25.00
Balance, December 31, 2009	750	$25.00
Options cancelled – 2010	-	$25.00
Balance, December 31, 2010	750	$25.00
Options cancelled – 2011	(500)	$25.00
Balance, December 31, 2011	250	$25.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2011:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable

$ 25.00	250	4.8	$ 25.00	250

Management believes the aggregate intrinsic value of the stock options is negligible as the common shares have been sparsely traded.

As of December 31, 2011, there was $ Nil (2010 and 2009 - $ Nil) unrecognized compensation cost related to the outstanding options. None of the Company’s stock options outstanding were unvested as of December 31, 2011, 2010 or 2009 respectively.

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2008	321,634	$100.00
Warrants exercised	(10,000)	$10.00
Balance, December 31, 2009	311,634	$104.00
Warrants exercised	-	-
Balance, December 31, 2010	311,634	$104.00
Warrants exercised	-	-
Balance, December 31, 2011	311,634	$104.00

7.      SHARE CAPITAL- Continued

The following table lists the warrants outstanding at December 31, 2011.  Each warrant is exchangeable for one common share.

Class	Number Outstanding	Number Vested	Exercise Price	Original Expiry Date	New Expiry Date (Note 7(a))
A	85,000	85,000	$10.00	Oct 30, 2010	Oct 30, 2012
B	95,000	95,000	$146.00	Oct 30, 2011	Oct 30, 2013
C	95,000	95,000	$152.00	Oct 30, 2012	Oct 30, 2014
A	7,317	7,317	$25.00	Jan 27, 2011	Jan 27, 2013
B	7,317	7,317	$50.00	Jan 27, 2012	Jan 27, 2014
A	11,000	11,000	$100.00	Jun 16, 2011	Jun 16, 2014
B	11,000	11,000	$150.00	Jun 16, 2012	Jun 16, 2015
	311,634	311,634

8.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2011	2010	2009
Tax loss carry-forwards	$136,000	126,000	122,000
Exploration expenditures	90,000	90,000	90,000
Valuation allowance	(226,000)	(216,000)	(212,000)
Future income tax asset (liability)	$-	$-	$-

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2011	2010	2009
Benefit at Canadian statutory rates	$(10,900)	(8,100)	$(80,500)

Effect of reduction in rate	800	900	10,800
Non-deductible stock compensation	-	-	12,700
Expiry of loss carry forwards	-	3,000	-
Increase (decrease) in valuation allowance	10,100	4,200	57,000
	$-	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $500,000 expiring in various amounts from 2014 to 2030.  The Company also has cumulative deferred exploration expenses of approximately $360,000 (2010 -$360,000 and 2009 –$360,000) to offset future taxable income.

9.  SUBSEQUENT EVENTS

None.

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

Rush Exploration Inc. SEC File No. 000-51337 Registrant

Dated: April 30, 2012	Signed: /s/ Keith Diakiw
Keith Diakiw
Director, Chairman, President,
Chief Executive and Operating Officer
and Secretary

Dated: April 30, 2012	Signed: /s/ Robert Coale
Robert Coale
Director

Dated: April 30, 2012	Signed: /s/ Ron Daems
Ron Daems
Director