Form 20-F
period 2012-12-31
RUSH EXPLORATION INC.
filed 2013-04-25
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 86,266,152 shares outstanding as of December 31, 2012 and April 23, 2013. No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act  Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes ☐    No ☒

RUSH EXPLORATION INC.

FORM 20-F ANNUAL REPORT 2012

TABLE OF CONTENTS

Mining Glossary

Introduction
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	5
Item 2.	Offer Statistics and Expected Timetable	5
Item 3.	Key Information	5
Item 4.	Information on the Company	14
Item 4A.	Unresolved Staff Comments	18
Item 5.	Operating and Financial Review and Prospects	18
Item 6.	Directors, Senior Management and Employees	22
Item 7.	Major Shareholders and Related Party Transactions	27
Item 8.	Financial Information	28
Item 9.	The Offer and Listing	29
Item 10.	Additional Information	29
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 12.	Description of Other Securities Other Than Equity Securities	34

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	35
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	35
Item 15.	Controls and Procedures	35
Item 16.	Reserved
A	Audit Committee Financial Expert	37
B	Code of Ethics	37
C	Principal Accountant Fees and Services	37
D	Exemptions from the Listing Standards for Audit Committees	37
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	37
F	Change In Registrants Certifying Accountant	38
G	Corporate Governance	38

Part III

Item 17.	Financial Statements	39
Item 18.	Financial Statements	39
Item 19.	Exhibits	40

Signature Page

Certifications

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit:	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Hectare:	A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Mineralized material:	Tonnage and grade estimate for non-reserve materials where sampling and geologic understanding is sufficient for classification as reserves but that may not pass the economic test.

Ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

Patented or Unpatented Mining Claim	In this Annual Report, there are references to “patented” mining claims and “unpatented” mining claims. A patented mining claim is one for which the United States government has passed its title to the claimant, giving that person title to the land as well as the minerals and other resources above and below the surface. The patented claim is then treated like any other private land and is subject to local property taxes. An unpatented mining claim on United States government lands establishes a claim to the locatable minerals (also referred to as stakeable minerals) on the land and the right of possession solely for mining purposes. No title to the land passes to the claimant. If a proven economic mineral deposit is developed, provisions of federal mining laws permit owners of unpatented mining claims to patent (to obtain title to) the claim. If one purchases an unpatented mining claim that is later declared invalid by the United States government, one could be evicted.

Quartz:	A common mineral, silicon dioxide, occurring in crystals and grains.

Stratigraphy:	The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

In this Annual Report, the “Company”, “Rush Exploration Inc.”, “Rush”, "we", "our", and "us", refer to Rush Exploration Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 505, 11215 Jasper Avenue, Edmonton, Alberta T5K 0L5.

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

--- Not applicable ---

ITEM 2. Offer Statistics and Expected Timetable.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A Selected Financial Data

Set forth in the following table is selected financial data with respect to our financial condition and results of operation for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 and was derived from the audited financial statements of the Company and prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

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

Table No. 1

Selected Financial Data

(CDN$)

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08

Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$(76,271)	$(41,541)	$(28,373)	$(211,589)	$67,942
Income (Loss) from operations	$(76,271)	$(41,541)	$(28,373)	$(211,589)	$67,942
Net Income/(Loss)	$(76,223)	$(41,831)	$(28,791)	$(226,149)	$99,506
Basic (Loss) Income Per Share	$(0.00)	$(0.16)	$(0.07)	$(0.54)	$0.24
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Avg. Shares	46,249,759	266,152	400,715	418,235	416,139
Period-end Shares	86,266,152	266,139	266,139	426,139	416,139

Working Capital (deficiency)	$(30,468)	$(41,234)	$597	$26,021	$152,170
Long-Term Debt	$Nil	$Nil	Nil	$Nil	$Nil
Accumulated deficit during the exploration stage	$1,119,809	$1,043,586	$1,001,755	$784,442	$902,352
Shareholders’ Equity (Capital Deficit)	$(30,468)	$(41,234)	$597	$29,388	$155,537
Total Assets	$10,992	$9,228	$20,226	$53,024	$177,823

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$), therefore, this annual report may contain conversions of certain amounts in United States dollars into the Company’s functional currency, Canadian dollars, based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the historical exchange rates as reported by www.OANDA.com, which compiles rates based on tens of thousands of different price points, collected every few seconds, 24 hours a day, 365 days a year from live data suppliers (for instance Bank of Canada) and uses them to compute interbank market rates. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2012, 2011, and 2010, and the average rates for the period and the range of high and low rates for the period.  The data for April, 2013 and for each month during the most recent six months is also provided.

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
April 2013	1.02	1.02	1.01	1.02
March 2013	1.03	1.03	1.02	1.02
February 2013	1.01	1.03	1.00	1.03
January 2013	1.01	1.02	0.99	1.00
December 2012	0.99	1.00	0.98	1.00
November 2012	1.00	1.00	0.99	0.99

Fiscal Year Ended December 31, 2012	1.00	1.03	.096	1.00
Fiscal Year Ended December 31, 2011	1.08	0.92	1.18	1.04
Fiscal Year Ended December 31, 2010	1.01	1.00	0.99	0.99

3.B. Capitalization and Indebtedness

--- Not applicable ---

3.C. Reasons for the Offer and Use of Proceeds

--- Not applicable ---

3.D. Risk Factors

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of an investment.

RISKS RELATING TO OUR COMPANY

1. Our auditors’ opinion on our December 31, 2012 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated net loss of $1,119,809 for the periods ending December 31, 2012 since inception. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended December 31, 2012. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

2. We are highly dependent on our Officers and Directors. Each are responsible for an important sector of our operations. Although we believe that we have significant depth at all levels of management, the loss of any of our Officers and Directors could be detrimental to our operations. We do not have, and do not plan to obtain, “key man” life insurance on any of our Officers and Directors.

Our President, Messr. Williams has technical training and experience in exploring, permitting, and evaluating mineral properties and mines, while our Director Robert Coale has experience starting, and operating a mine. As such, it will still be necessary to hire third party qualified consultants. If we cannot locate qualified consultants, we may have to suspend, idle, and/or cease operations, which may result in the loss of an investment. Except for these individuals, our Executive Officers and Directors do not have any technical training or experience in exploring for, starting, and operating a mine. As such, we will be required to hire qualified consultants to perform surveying and exploration of our properties.

3. Our properties have not been examined by a professional geologist or mining engineer and we have no known mineral reserves on any of our properties. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from our property, we cannot generate income and in such a situation, we will have to cease operations which may result in the loss of an investment.

4. Access to our mineral properties may be restricted through some of the year due to weather in the area.

As a result, any attempt to test or explore the property is largely limited to the times when weather permits such activities. These limitations can result in significant delays in exploration efforts. Such delays can have a significant negative effect on our results of operations.

5. Since our Directors and Executive Officer have other outside business activities and will only be able to devote approximately 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Williams and Coale.

As a result, exploration of our properties may be periodically interrupted or suspended. This may result in periodic interruptions or suspensions of exploration which may result in the loss of an investment.

6. If we are unable to obtain additional funding, our business operations will be harmed. Even if we do obtain additional financing, our then existing shareholders may suffer substantial dilution.

We will require additional funds to meet our obligations under our existing property option agreements and to acquire and develop interests in new properties that we want to explore for natural mineral resources in the future. We anticipate that we will require up to approximately $345,000 to fund our continued operations for the next twelve months. Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

7. If we do not continue to make payments under our Property Option Agreement for our property, we will lose our interest in the property as well as losing all monies incurred in connection with the property.

Under our Property Option Agreement, we have currently secured the right to acquire an undivided 100% right, title and interest in the property as described in the May 26, 2012 agreement. Pursuant to the Property Option Agreement, we may continue to exercise the option only by making a series of annual cash payments and incurring net expenditures on the property. See the Property option agreement description located in the section entitled “Section 4.D - Property Plant, and Equipment” of this 20-F for a more detailed description of the Option Agreement.

If we do not make the required payments or incur the required expenditures in accordance with the Option Agreement we will lose our option to purchase the respective property and may not be able to continue to execute our business objectives if we are unable to find an alternate exploration interest.

8. Because our business involves numerous operating hazards, we may be subject to claims of a significant size which would cost a significant amount of funds and resources to rectify. This could force us to cease our operations, which will cause you a loss of any investment.

Our operations are subject to the usual hazards inherent in exploring for minerals, such as general accidents, explosions, chemical exposure, and craterings. The occurrence of these or similar events could result in the suspension of operations, damage to or destruction of the equipment involved and injury or death to personnel. Operations also may be suspended because of machinery breakdowns, abnormal climatic conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. The occurrence of any such contingency would require us to incur additional costs and force us to cease our operations, which will cause you a loss of any investment.

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

Our operations and properties are subject to extensive federal, state, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. These laws and regulations may do any of the following: (i) require the acquisition of a permit or other authorization before exploration commences, (ii) restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration activities, (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas, (iv) require remedial measures to mitigate pollution from former operations; and (v) impose substantial liabilities for pollution resulting from our proposed operations.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages. The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the properties. Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program. Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could over exceed policy limits or be excluded from coverage. We do not currently carry insurance to protect against these risks and we may not obtain such insurance in the future. There are also risks against which we cannot, or may not elect to insure. The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, thereby hurting our financial position, future earnings, and/or competitive positions. We may not have enough capital to continue operations and you will lose your investment.

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

12. If we lose the services of any of our management team, we may not be able to continue to operate our business and may be required to cease operations.

We are presently dependent to a great extent upon the experience, abilities and continued services of Ken Williams, our Director, Chief Executive Officer, President and Secretary. Mr. Williams, who currently spends approximately 1 day per week working on the Company’s business, has an extensive background in the natural resource exploration industry and the loss of his services would negatively impact our operations. If we lost the services of this individual we would be forced to find other qualified management to assist us in location and exploration of a property. This would be costly to us in terms of both time and expenses. We do not maintain an employment agreement with Mr. Williams nor do we have key-man life insurance on him. Therefore, if we were unable to replace the services and experience of Mr. Williams, we may be forced to discontinue our operations.

13.	The prices of metals are highly volatile and a decrease in metals prices could incur losses.

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

We are an exploration stage company with no known commercially viable deposits, or "reserves" on our properties. Therefore, determination of the existence of a reserve will depend on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If we fail to find a commercially viable deposit, our financial condition and results of operations will suffer. If we cannot generate income from the properties we will have to cease operation which will result in the loss of your investment.

15. We may not have the funds to purchase all of the supplies, manpower and materials we need to begin exploration which could cause us to delay or suspend operations.

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

16. Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development. We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties. Our current properties are in the exploration stage only and are without known reserves of natural resources. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors set forth herein. Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

17. It is possible that there may be native or aboriginal claims to our property, which could result in additional expenses incurred to explore our properties.

Although we believe that we have the right to explore our properties, we cannot substantiate that there are no native or aboriginal claims to the properties. Native groups have made extensive land claims to large areas of land within North America. The status of such claims is uncertain, and has not been resolved despite lengthy and expensive court proceedings. If a native or aboriginal claim is made to any of our properties, it would negatively affect our ability to explore this property as we would have to incur significant legal fees protecting our right to explore the property. We may also have to pay third parties to settle such claims. If it is determined that there is a legitimate claim to any of our properties then we may be forced to return this property without adequate consideration. Even if there is no legal basis for such claim, the costs involved in resolving such matter may force us to delay or curtail our exploration completely. When we make the application to commence our exploration activities, representatives of Native groups will have the right to participate in, or may be consulted in, review by regulatory authorities of our proposed mining operations. If this occurs, we may have to incur additional resources and it may take longer to obtain the required permits.

RISKS RELATING TO OUR COMMON SHARES

18. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares and preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

19. Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

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

As of April 23, 2013, we had 86,266,152 common shares issued and warrants outstanding to purchase an aggregate of 226,634 common shares and stock options outstanding to purchase an aggregate of 250 common shares. All of these shares and those shares underlying the warrants have been registered and may be sold without restriction. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

21. There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

The Company’s shares are listed on the OTC:BB as well as the OTC:QB under the symbol of REXEF. There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

22. State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the Company’s common shares.

Secondary trading in the Company’s common stock will not be possible until the common shares are qualified for sale under applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common shares in any particular state, the common shares could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common shares, the liquidity for the common shares could be significantly impacted thus causing you to realize a loss on an investment.

23. We are a “foreign private issuer”, and you may not have access to the information you could obtain if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As a foreign private issuer, we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

ITEM 4 INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on August 8, 2003. The corporate office is located at 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5 and the telephone number is 1-877-276-2518.

On September 13, 2011, at an Annual General Meeting of the Shareholders of the Corporation, a majority of the Company’s shareholders granted the Board of Directors the authority to amend the Company’s Articles of Incorporation in connection with a name change. On October 31, 2011, Rush Metals Corp. (the “Company”), filed Articles of Amendment with Corporations Canada, changing its name to Rush Exploration Inc.

On October 31, 2011, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-100, pursuant to a plan approved by the Company’s Board of Directors. As a result of the reverse stock split, every one hundred pre-split shares of the Company's common stock issued by the Company and outstanding immediately prior to October 31, 2011 were automatically exchanged for one post-split share of common stock without par value, with any fractional shares resulting from the exchange being rounded up to the nearest whole share (the “Stock Split”). The Company has elected to treat the Stock Split as a non-mandatory exchange. As a result, there will be no letter of transmittal sent to the Company’s shareholders directing them to exchange their existing stock certificates. Rather, shareholders will retain their existing pre-split stock certificates until such time as they are submitted to the Company.

4.B. BUSINESS OVERVIEW

We are a natural resource exploration Company engaged in the acquisition and development of natural resource properties. No commercially viable mineral deposits may exist on our properties. Our plan of operations is to carry out geological analysis of our properties in order to ascertain whether they possess economically viable mineral deposits. We can provide no assurance to investors that our properties contain commercially viable deposits until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our properties.

For the period from inception (August 8, 2003) to December 31, 2012, we did not generate any revenue.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILABILTY OF RAW MATERIALS

The Company’s property is in a remote location and subject to significant temperature variations and changes in working conditions. It is not possible to actively explore the Company’s property throughout the year due to seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies, personnel and the services and products of other vendors. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The mineral exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

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

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below:

Mudersbach Property

Acquisition of Interest

Effective May 26, 2012, Rush Exploration Inc. (the “Company”) executed a Property Option Agreement (the “Agreement”), with Knight Resources (the “Optionor”) granting the Company the exclusive option to an undivided right, title and interest in the Mudersbach Property (the “Property”) located in the Plomosa Mountain Range, La Paz County, Arizona (the “Property”). Simultaneous with the execution and delivery of the Agreement, the Company issued Fifty Million (50,000,000) Shares of its fully paid and non-assessable Restricted Common Stock.

The Property consists of an aggregate of 32 unpatented Federal mineral claims located in the Plomosa Mountain Range, La Paz County, Arizona.

In order to earn a 100% interest in the Property, the Company must pay the Optionor and incur expenditures relating to exploration and mining operations in accordance with the following schedule: (i) on or before May 26, 2013, $20,000 CDN to Optionor and incur $100,000 CDN in expenditures incidental to the exploration and mining operations; (ii) on or before May 26, 2014, $20,000 to Optionor and an additional $100,000 in expenditures; (iii) on or before May 26, 2015, $40,000 to Optionor and an additional $200,000 in expenditures; (iv) on or before May 26, 2016, $60,000 to Optionor and an additional $300,000 in expenditures; and (v) on or before May 26, 2017, $60,000 to Optionor and incur an additional $300,000 in expenditures. Since our payment obligations are non-refundable, if we do not make all required payments, we will lose all payments made and our rights to the properties. If all said payments are made, then we will acquire all mining interests in the property subject to a 3% net smelter royaltyThe Optionor retains a 3% royalty of the aggregate proceeds received by the Company from any smelter or other purchaser of any ores, concentrates, metals or other material of commercial value produced from the property, minus the cost of transportation of the ores, concentrates or metals, including related insurance, and smelting and refining charges, including penalties.

Both the Company and Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the property.

This Agreement will be governed by and construed in accordance with the laws of Arizona. The parties hereto hereby irrevocably accede to the jurisdiction of the courts of Arizona. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by a sole arbitrator by arbitration under the laws of Arizona.

Description and Location of the Mudersbach Property

The 688 acre Mudersbach property consists of 32 unpatented mining claims in the Plomosa Mountain range in the northwest area of the State of Arizona, located at the historical Mudersbach Mine Camp (the "Mudersbach Property"). The Mudersbach Mine was a former surface and underground Cu-Fe-Ag-Au- mine previously owned by the Excelsior Gold & Copper Co. This mine was worked intermittently from the early 1900's through 1930. It produced some 700 tons of ore averaging about 4.4% Cu, 0.67 oz. Ag/T, and 0.03 oz. Au/T.

The property is easily accessed via Plomosa road (paved) and gravel inroads and lies 11 miles northeast of the town of Quartzite, Arizona and approximately 150 miles southeast of Las Vegas, Nevada. This region's Lode and Placer gold has been heavily sought after since the 18th century, and based on historical records and data from former claim holders, the Company believes this property has the potential to host a commercial gold find.

Just 6 miles to the North of the Plomosa mountain project, along the same mountain range, is the Little Butte gold project owned by Homestake Mines (now Barrick Gold) in the late 1980’s. Homestake drilled over 50 holes (average depth < 400 ft per hole) over a 4 year period. They found significant gold mineralization at the Little Butte underground mine and open pit.

The Mudersbach Property location map.

Planned Work by the Company for 2013

We anticipate that we will incur through the end of our next fiscal year in connection with our current exploration plan for 2013:

•	$100,000 in connection with exploration expenditures
•	$20,000 for property option payments for the Mudersbach Property.

We recognize that this property is a grass roots exploration opportunity. The Company’s objectives are to assess its geological merits to establish an exploration program to identify the potential for economically viable mineralization.

As of April 23, 2013 the Company does not have the necessary funding to participate in its exploration plan for 2013. If funding was to be obtained, the Company would move forward with an exploration budget based on the results and recommendations of our independent analysis.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2012, 2011 and 2010 should be read in conjunction with the financial statements of the Company and the notes thereto.

Certain statements contained in the MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Rush Exploration Inc. for the fiscal years indicated:

Table No. 3

	2012	2011	2010

Revenue	$Nil	$Nil	$Nil
Expenses	$76,271	$41,541	$28,373

Loss from operations	$(76,271)	$(41,831)	$(28,373)
Net loss	$(76,223)	$(41,831)	$(28,791)
Net income/(loss) per share:
Basic	$(0.00)	$(0.16)	$(0.07)
Weighted average number of common shares outstanding	43,249,759	266,152	400,715

ITEM 5.A. Results of Operations of Fiscal 2012 vs. Fiscal 2011

During 2012 cash used in operating activities was $32,816 compared to cash used in operating activities of $30,759 in 2011, an increase in cash used for operations of $2,057. We had a net loss of $76,223 in 2012 compared to a loss of $41,831 in 2011 an increase of 34,392. For the year ended 2012 we had mineral property acquisition and exploration expenditures of $51,425 compared with no property or exploration expenditures in 2011. The increase in exploration expenses were offset by a decrease in professional fees of $11,901 to $22,524 compared with $34,425 in the prior year and a decrease in office expense of $4,410 to $1,538 compared with $5,948 in 2011. In 2012 we had cash outflow from accounts payable and accrued liabilities of $9,402 compared to a cash inflow of $10,578 in 2011.

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2012 or 2011. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

The net loss in 2012 was $76,223 compared to $41,831 in 2011. The increase in the loss of $34,392 in 2012 compared to 2011 is primarily related to the increase in mineral acquisition and exploration expenses of $51,425 for the year ended December 31, 2012. Mineral acquisition expense increased as a result of the property option acquisition. The Company issued 50 million common shares in consideration for the agreement.

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

General and Administrative Expenses

The net loss in 2011 was $41,831 compared to $28,791 in 2010. The increase in the loss of $13,040 in 2011 compared to 2010 is primarily related to the increase in professional fees for the year ended December 31, 2011. Professional fees increases as a result of an increase in legal and accounting fees related to the Company’s reverse stock split.

5.B. Liquidity and Capital Resources

We have members on our Board of Directors who have complimentary experience in the natural resource industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be long term. Should we make a finding of minerals on any of our properties we would consider our alternatives to such finding, including the possibility of selling any findings to a major mining company. By selling its findings to another mining company, it would provide an immediate return to our shareholders without the long time frame and cost of putting a mine into operation ourselves, and it would also provide future capital for the company to continue operations.

During 2012 our operations were funded from private placements. We do not have sufficient cash to fund our minimum obligations for the next twelve months. We expect to continue to finance operations through the sale of equity, however, there is no guarantee that we will be successful in arranging financing on acceptable terms.

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

On May 9, 2011, the Company entered into a $20,000 loan agreement with a former related party. The loan bears interest at the Bank of Canada Prime Rate plus 1%. The borrower may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

In 2012, the Company had a cash inflow of $35,564 from financing activities related to the issuance of common shares through private placements.

We had cash and cash equivalents of $10,845 as of December 31, 2012. We anticipate that we will incur through the end of our next fiscal year:

•	250,000 in connection with exploration expenditures and acquisitions including $20,000 for property option payments.

•	$95,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2012, we had a working capital deficit of $30,468. The resulting cash commitments related to the option agreement will not allow us to fund a minimum level of operations for the next twelve months without additional funding.

We anticipate that our cash requirements to carry out planned exploration of our property and to cover administrative costs will be approximately $345,000 through December 31, 2013. We shall require additional funding for our minimum obligations under existing property agreements, and to expand our operations. We anticipate that such funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration programs, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees as well as determining the fair market value of the share purchase warrants issued upon the settlement of the loans. These estimates have an effect on the stock-based compensation and the loss on loan conversion expenses recognized and the additional paid-in capital balance on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has traded very little, the expected volatility is based on comparable junior mining companies who granted similar term options. In addition, determining the fair value of our shares requires management to consider factors that require other than share price since a public quotation of our shares is not available. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation and loss expenses for those options and warrants not yet vested. There were no unvested options or warrants at December 31, 2012.

5.C. Research and Development, Patents and Licenses, etc.

--- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2012 and December 31, 2011 or as of the date of this report.

5.F. Contractual Obligations.

The Company's contractual obligations at December 31, 2012, as expressed in CDN dollars, are as follows:

In May 2012 the Company executed a property option agreement in exchange for 50 million common shares. The Property Option Agreement gives the Company the right to acquire a 100% interest in the property subject to a Net Smelter Royalty of 3%. For more information regarding the Property Option Agreement, please refer to Note 4 of the Company’s audited financial statements for the fiscal year ended December 31, 2012 filed with this Form 20-F.

At December 31, 2012, the Company also had $20,805 in trade accounts payable. The balance is unsecured.

Recent Accounting Pronouncements Applicable to US GAAP

None

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 4

Directors and Senior Management

April 23, 2013

Name	Position	Date of First Election Or Appointment

Ken Williams(1)	Director, Chief Executive Officer, President, and Secretary	December 1, 2012

Robert Coale	Director	September 12, 2008

(1)	Mr. Williams was appointed as Director, Chief Executive Officer, President Secretary effective December 1, 2012.

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers.

Ken Williams, is a Geologist who has been working in California exclusively on mine planning, permitting, and reclamation for the past 15 years for underground and open pit mines.  Mr. Williams has successfully permitted approximately 150 million tons of industrial minerals and aggregates as well as gold producing properties.  He has over 15 years experience in exploration, consulting, and laboratory dealing with exploration projects in Canada and the United States focusing on industrial minerals, precious metals, and base metal projects.  Mr. Williams' laboratory experience includes processing samples for Uranium-Lead Isotopes, processing samples for X-Ray Diffraction (XRD), and Induced Coupling Mass Spectrometry, (ICP-MS).

Mr. Williams has held Series 7, 63 and 65 as a Registered Representative in the US with an emphasis on mining and commodity companies for Global Resource Investments, Prudential Securities and Citigroup (formerly Calfed Bank). Mr. Williams worked for Altius Minerals, Diadem Resources and Southern Gold Resources in various exploration roles and is currently engaged as a Geologist in Jackson, California.

Mr. Williams holds a B.Sc. (Hons) Geology and Geochemistry.

Robert Coale, has been a Director of Rush Exploration Inc. since September 2008. Currently Mr. Coale is the President and Director of Patriot Gold Corp., as well as Director of Giant Oil and Gas Inc.; all of which are publicly traded exploration companies. He is also technical advisor to Premium Exploration, Inc. and a past Director of American Goldfields Inc. and Franciso Gold Corporation. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

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

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Our Officer or Directors have not received or earned any compensation or bonus for services rendered in 2012 or 2011.

We do not maintain key-man life insurance for our Executive Officer or Directors.

Table No. 5

Outstanding Equity Awards as at December 31, 2012

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(1)
Ken Williams(5)	Nil	–	–	–	–	–	–	–
Robert Coale(1)(2)	250	$25.00	11/1/05	11/28/15	$.025	250	–	$1,775
Keith Diakiw (4)	Nil	–	–	–	–	–	–	–
Ron Daems (3)	Nil	–	–	–	–	–	–	–

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 7(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2012 filed with this Form 20-F.

(2) Mr. Coale was granted 1,000 options November 1, 2005. 500 options vested immediately and 500 vested November 1, 2006. On July 1, 2006, 750 options were canceled. Mr. Coale was appointed to the Board of Directors on September 12, 2008.

(3) Mr. Daems resigned from the Board of Directors on July 2 2012.

(4) Mr. Diakiw resigned from the Board of Directors on December 1, 2012.

(5) Mr. Williams was appointed Director, Chief Executive Officer, President, Treasurer and Secretary on December 1, 2012.

No stock options were granted to our Officer or Directors in 2012 or 2011. No Officer or Director has ever exercised stock options granted to them by the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2012 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

6.E. Share Ownership

The table below indicates as of April 23, 2013, the ownership of outstanding shares of the Company held by each of our officers and directors.  Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

The percentages below are calculated based on 86,266,152 shares of common stock issued and outstanding as of April 23, 2013.

Table No. 6

Shareholdings of Directors and Senior Management

Officers and Directors	Number of Shares		Percentage Owned
Ken Williams(4)	–		–
Keith Diakiw(3)	–		–
Robert Coale (1)	250	*
Ron Daems (2)	–		–

* Less than 1%

(1)	Mr. Coale holds 250 vested options to acquire common shares of the Company exercisable at $25.00 CDN per share which expire November 28, 2015.
(2)	Mr. Daems resigned from the Board of Directors on July 2 2012.
(3)	Mr. Diakiw resigned from the Board of Directors on December 1, 2012.
(4)	Mr. Williams was appointed Director, Chief Executive Officer, President, Treasurer and Secretary on December 1, 2012.

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

The Plan provides that stock options may be granted to Officers, Directors, employees, consultants and agents of the Corporation (whether or not employees of the Company). Subject to the foregoing, the Board of Directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

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

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in default of any specific determination will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder, if applicable.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of December 31, 2012.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has one shareholder who beneficially owns more than 5% of the issued shares. As of April 23, 2012, Knight Resources beneficially owns an aggregate 50,000,000 shares, or 58% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On May 26, 2012, the Company entered into a Property Option Agreement whereby 50,000,000 common shares, representing 58% of the Company's outstanding shares at December 31, 2012, were issued as consideration for entering into a property option agreement pursuant to the terms and conditions outlined therein. For more information regarding the Property Option Agreement, please refer to Note 4 of the Company’s audited financial statements for the fiscal year ended December 31, 2012 filed with this Form 20-F.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Share Ownership.

On April 23, 2013, the Company had sixty (60) registered shareholders holding 86,266,152 common shares. Of these, there were no registered shares held by individuals with United States addresses.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

On May 11, 2011, the Company entered into a $20,000 Note Agreement with a former related party by common directors. The loan bears interest at the Bank of Canada Prime Rate plus 1%. The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

Shareholder Loans

There are no loans to shareholders as of December 31, 2012 and 2011, respectively.

Amounts Owing to Senior Management/Directors

At December 31, 2012 and 2011, no amounts were owed to senior management or Directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal years ended December 31, 2012 and 2011.

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

8.B. Significant Changes

Not Applicable

ITEM 9. THE OFFER AND LISTING

9.C. Markets

The Company’s common stock trades over the counter in the United States on the OTC Bulletin Board (OTCBB) under the symbol REXEF.OB and also trades on the OTCQB tier of the electronic over-the-counter marketplace operated by OTC Markets Group, Inc. under the symbol REXEF.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B. Memorandum and Articles of Association

Corporate Registration

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on August 12, 2003.

Objects and Purposes

The Company’s Articles of Continuance do not specify any specific objects or purposes for the corporation.  Under the Canada Business Corporations Act, a corporation has all the legal powers of a natural person. Corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Powers of Directors

Under the Company's Articles and Bylaws, the Board of Directors has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.

The Company’s Articles and Bylaws provide that the Board of Directors may, from time to time, with or without the  authority or the  authorization  of the shareholders, in such amounts and on such terms as it deems expedient, cause the Company to:

(a) borrow money upon the credit of the Company, including by way of overdraft;

(b) issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness of the Company, whether secured or unsecured;

(c) give a guarantee to secure performance of any obligation to any person; or

(d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in the undertaking of the Company or in all or any of the currently owned or subsequently acquired property and assets of the Company, including without limiting the generality of the foregoing, real and personal property, movable and immovable property, tangible and intangible assets, book debts, rights, powers and franchise, to secure any present or future obligation of the Company.

The Board may from time to time delegate to a committee, to a Director, or to an Officer of the Company all or any of the powers conferred on the Board by law or the Bylaws to such extent and in such manner as the Board from time to time determines.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company.

The Company does not have any compensation agreements with the Board of Directors, however the Company may reimburse each director for the reasonable expenses that he or she may incur in or about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors is outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid either in addition to or substitution for any other remuneration they may be entitled to receive.

The Company's Bylaws require the Company to indemnify all directors and officers of the Company, a former director or officer of the Company or any other individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity.

Action Necessary to Change Rights of Shareholders

Under the Company's Articles, the Board of Directors has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to the Company’s Registration Statement.

Manner of Convening Annual and Special Meetings of Shareholders

Annual and special meetings of the shareholders may be called by the Board of Directors.  Notice of a shareholder meeting shall be given not less than 21 days and not more than 60 days prior to the date of such meeting to each Director, the auditor of the Company, and each shareholder of record entitled to vote at the meeting.  A quorum for any shareholder meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of issued shares entitled to vote at the meeting.

Limitations on Rights to Own, Hold or Vote Securities

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote the Company's common shares.  There are also no such limitations imposed by the articles of incorporation with respect to the Company's common shares.  There are, however, certain requirements on the acquisition of control of the Company’s securities by non-residents of Canada.  The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act.  Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

Description of Securities

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. Currently, there are no specific rights, preferences and restrictions attaching to the Company’s preferred shares. The Company may issue preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

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

10.C. Material Contracts

During the year ended December 31, 2012 and subsequent to that date, we entered into the following material contracts:

On May 26, 2012 the Company executed a Property Option Agreement (the “Agreement”) in exchange for consideration of 50 million common shares. The Agreement gives the Company the right to acquire a 100% interest in a mineral property subject to a Net Smelter Royalty of 3%. For more information regarding the Agreement, please refer to Note 4 of the Company’s audited financial statements for the fiscal year ended December 31, 2012 filed with this Form 20-F.

10.D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or subject to the following sentence which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

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

10.E. Taxation

NOTHING HEREIN SHOULD BE RELIED UPON, INTERPRETED AS LEGAL OR TAX ADVICE AND SHAREHOLDERS SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO SHAREHOLDERS.

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who is, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), at all relevant times a resident in the United States, and is not deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2012. Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 226,634 common shares. The following table lists the warrants outstanding at December 31, 2012. Each warrant is exchangeable for one common share. The warrants are non-transferable and provide for a cashless exercise option.

Class	Number Outstanding	Number Vested	Exercise Price	Original Expiry Date	New Expiry Date (Note 7(a))
B	95,000	95,000	$146.00	Oct 30, 2011	Oct 30, 2013
C	95,000	95,000	$152.00	Oct 30, 2012	Oct 30, 2014
A	7,317	7,317	$25.00	Jan 27, 2011	Jan 27, 2013
B	7,317	7,317	$50.00	Jan 27, 2012	Jan 27, 2014
A	11,000	11,000	$100.00	Jun 16, 2011	Jun 16, 2014
B	11,000	11,000	$150.00	Jun 16, 2012	Jun 16, 2015
	226,634	226,634

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. Based on its assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2012.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2012, Management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2012 through December 31, 2012 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2012, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

Fees, including reimbursements for expenses, for professional services rendered by Peterson Sullivan LLP in 2012 and 2011 were:

Fiscal Year ended December 31 Principal Accountant Fees and Services		Fiscal year 2012		Fiscal year 2011
Audit Fees		$11,000		$15,000
Audit related fees	$		$	Nil
Tax Fees	$		$	Nil
All other fees	$		$	Nil
Total		$11,000		$15,000

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. Change in Registrant’s Certifying Accountant

Effective March 1, 2012, the Company changed its principal independent accountants, BDO Canada LLP (“BDO”). On such date, BDO was terminated from serving as the Company’s independent registered public accounting firm and the Registrant retained Peterson Sullivan LLP, Certified Public Accountants (“Peterson Sullivan”) as its principal independent accountants. The decision to change accountants was approved by the Company’s Board of Directors.

The Termination of BDO, Chartered Accountants

BDO was the independent registered public accounting firm for the Company from November 23, 2004 to March 1, 2012. None of BDO's reports on the Company’s financial statements from November 23, 2004, 2003 until March 1, 2012 (a) contained an adverse opinion or disclaimer of opinion, or (b) was modified as to uncertainty, audit scope, or accounting principles, or (c) contained any disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. None of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K occurred during the period in which BDO served as the Company’s independent registered public accounting firm.

However, the report of BDO, dated July 15, 2011, on our financial statements as of and for the year ended December 31, 2010 contained an explanatory paragraph which noted that there was substantial doubt as to our ability to continue as a going concern.

The Company provided BDO with a copy of this disclosure and requested that BDO furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from BDO addressed to the Securities and Exchange Commission dated March 15, 2012 was filed as Exhibit 16.1 to the Registrant's Form 6-K filed on March 28, 2012 and has been incorporated by reference as Exhibit 15.1 to this Form 20-F annual report.

The Engagement of Peterson Sullivan LLP, Certified Public Accountants

Prior to March 1, 2012, the date that Peterson Sullivan was retained as the principal independent accountants of the Company:

(1) The Company did not consult Peterson Sullivan regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

(2) Neither a written report nor oral advice was provided to the Company by Peterson Sullivan that they concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; and

(3) The Company did not consult Peterson Sullivan regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules . Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the OTC:BB and OTC:QB Although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the requirements as if we were a U.S. domestic issuer.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 for a list of our financial statements included elsewhere in this annual report.

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

Report of Independent Registered Public Accounting Firm

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
2.10(12)	Form of Warrant Extension letter agreement dated February 28, 2008
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification
14.1*	Peterson Sullivan Consent
101.INS*	XBRL Instance Document
101.SCH*	XBRL Schema Document
101.CAL*	XBRL Calculation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
101.LAB*	XBRL Label Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document

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

Rush Exploration Inc. SEC File No. 000-51337 Registrant

Dated: April 23, 2013	Signed: /s/ Ken Williams
Ken Williams
Director, Chief Executive Officer, President and Secretary

Dated: April 23, 2013	Signed: /s/ Robert Coale
Robert Coale
Director

RUSH EXPLORATION INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2012 and 2011

Content

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Rush Exploration Inc.

We have audited the accompanying balance sheets of Rush Exploration Inc. (an exploration stage company) ("the Company") as of December 31, 2012 and 2011, and the related statements of loss, changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 2012, 2011, and 2010, and for the period from August 8, 2003 (date of inception) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rush Exploration Inc. (an exploration stage company) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011. and 2010, and for the period from August 8, 2003 (date of inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses since inception, has not been able to generate any operating revenues to date, and has incurred cumulative losses of $1,119,809 through December 31, 2012. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/PETERSON SULLIVAN LLP

Seattle, Washington

April 23, 2013

RUSH EXPLORATION INC.

(An Exploration Stage Company)

BALANCE SHEETS

(Stated in Canadian Dollars)

December 31	2012	2011

ASSETS

Current
Cash and cash equivalents	$10,845	$8,097
GST Receivable	147	1,131
	10,992	9,228

	$10,992	$9,228

LIABILITIES

Current
Accounts payable and accrued liabilities	$20,805	$30,207
Bridge loan payable to related party	20,655	20,255
	41,460	50,462
Commitment and Contingencies (None)

Stockholders’ equity

Share Capital
Authorized:
Unlimited common shares without par value
Unlimited preferred shares without par value

Issued: 86,266,152 (2011 – 266,152) common shares (Note 5)	–	–
Additional paid-in capital	1,089,341	1,002,352
Deficit accumulated during the exploration stage	(1,119,809)	(1,043,586)
	(30,468)	(41,234)
	$10,992	$9,228

Nature of Operations and Going Concern (note 1)

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF LOSS

(Stated in Canadian Dollars)

				AUGUST 8, 2003
				(INCEPTION)
				TO
	YEARS ENDED DECEMBER 31,			December 31, 2012
	2012	2011	2010	(cumulative)

Expenses
Mineral property acquisition and exploration expenditures (Note 3)	$51,425	$–	$–	$524,749
Office and sundry	1,538	5,948	4,291	96,805
Rent	–	–	–	13,480
Professional fees	22,524	34,425	24,004	355,726
Transfer agent fees	784	1,168	78	6,705
Directors’ fees (Note 5)	–	–	–	20,087
Loss on bridge loan conversion (Note 4)	–	–	–	51,210
Stock-based compensation (Note 5)	–	–	–	71,000

Total expenses	(76,271)	(41,541)	(28,373)	(1,139,762)

Interest income	–	–	–	12,476
Interest expense	(400)	(255)	–	(2,418)
Foreign exchange gain (loss)	447	(35)	(418)	9,894

Net loss for the year	$(76,223)	$(41,831)	$(28,791)	$(1,119,809)

Loss per share – basic and diluted	$(0.00)	$(0.16)	$(0.07)

Weighted average shares outstanding	46,249,759	266,152	400,715

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

				AUGUST 8, 2003
				(INCEPTION)
				TO
	YEARS ENDED DECEMBER 31,			DECEMBER 31, 2012
	2012	2011	2010	(cumulative)

Cash flows from operating activities	$(76,223)	$(41,831)	$(28,791)	$(1,119,809)
Net loss for the year

Adjustments to reconcile net loss to net cash used in operating activities
Loss on bridge loan conversion	–	–	–	51,210
Common stock issued for mineral property acquisition and exploration	51,425	–	–	51,425
Stock-based compensation (Note 5)	–	239	5,628	71,000
Change in GST receivables	984	–	1,000	(147)
Change in prepaid expenses	–			–
Change in accounts payable and accrued liabilities	(9,402)	10,578	(4,007)	20,805
Interest on bridge loan	400	255	–	2,673
Net cash provided by (used in) operating activities	(32,816)	(30,759)	(26,170)	(922,843)

Cash flow from investing activity
Reclamation deposit	–	–	3,367	–

Cash flows from financing activities
Issuances of common stock and units	35,564	–	–	842,549
Proceeds from bridge loans (Note 4)	–	20,000	–	91,139
Net cash provided by financing activities	35,564	20,000	–	933,688
			–
Increase (decrease) in cash and cash equivalents	2,748	(10,579)	(22,803)	10,845

Cash and cash equivalents, beginning of year	8,097	18,856	41,659	–

Cash and cash equivalents, end of year	$10,845	$8,097	$18,856	$10,845

Supplemental information

Interest paid	$–	$–	$–	$–
Income taxes paid	–	$–	$–	$–

Non-cash investing and financing activities

Conversion of bridge loan principal and interest to equity	$–	$–	$–	$73,157

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Stated in Canadian Dollars)

	COMMON STOCK SHARES	DEFICIT ACCUMULATED EXPLORATION STAGE	ADDITIONAL PAID-IN CAPITAL	TOTAL
Shares issued to founders on inception	300,000	$–	$–	$–
Private placement, common share issuances for cash at $1.00 per unit in October, 2003 (Note 5)	95,000	–	95,000	95,000
Net loss for the period	–	(14,261)	–	(14,261)
Balance, December 31, 2003	395,000	(14,261)	95,000	80,739

Private placement, common share issuances for cash at $10.00 per share in January, 2004 (Note 5)	574	–	5,735	5,735
Net loss for the year	–	(88,541)	–	(88,541)
Balance, December 31, 2004	395,574	(102,802)	100,735	(2,067)

Stock-based compensation (Note 5)	–		35,145	35,145
Net loss for the year	–	(102,996)	–	(102,996)
Balance, December 31, 2005	395,574	(205,798)	135,880	(69,918)

Conversion of bridge loans to equity in January 2007 (Note 5)	7,316	–	124,367	124,367
Private placement, common share issuances for cash at $50.00 per unit in June, 2006 (Note 5)	11,000	–	550,000	550,000
Issuance of shares upon the exercise of stock options in February and June, 2006	2,250	–	56,250	56,250
Stock-based compensation (Note 5)	–	–	27,039	27,039
Net loss for the year	–	(328,650)	–	(328,650)
Balance, December 31, 2006	416,139	(534,448)	893,536	359,088

Stock-based compensation (Note 5)	–	–	6,725	6,725
Net loss for the year	–	(311,873)	–	(311,873)
Balance, December 31, 2007	416,139	(846,321)	900,261	53,940

Stock-based compensation (Note 5)	–	–	2,091	2,091
Net income for the year	–	99,506	–	99,506
Balance, December 31, 2008	416,139	(746,815)	902,352	155,537

Issuance of shares upon the exercise of warrants in October, 2009	10,000	–	100,000	100,000
Net loss for the year	–	(226,149)	–	(268,316)
Balance, December 31, 2009	426,139	(972,964)	1,002,352	29,388

Share cancellation (Note 5)	(160,000)	–	–	–
Net loss for the year	–	(28,791)	–	(28,791)
Balance, December 31, 2010	266,139	(1,001,755)	1,002,352	597

Shares issued in reverse split (Note 5)	13	–	–	–
Net loss for the year	–	(41,831)	–	(41,831)
Balance, December 31, 2011	266,152	(1,043,586)	1,002,352	(41,234)

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.

(An Exploration Stage Company)

STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Stated in Canadian Dollars)

	COMMON STOCK SHARES	DEFICIT ACCUMULATED EXPLORATION STAGE	ADDITIONAL PAID-IN CAPITAL	TOTAL
Balance, December 31, 2011	266,152	(1,043,586)	1,002,352	(41,234)

Shares issued in private placements (Note 5)	36,000,000	–	35,564	35,564
Shares issued to acquire property Interest (Note 3)	50,000,000	–	51,425	51,425
Net loss for the year		(76,223)		(76,223)
Balance, December 31, 2012	86,266,152	$(1,119,809)	$1,089,341	$(30,468)

The accompanying notes are an integral part of these financial statements

RUSH EXPLORATION INC.

(An Exploration Stage Company)

1.	OPERATIONS

Organization

The Company was incorporated in Canada under the laws of the Canadian Business Corporations Act on August 8, 2003.We are a natural resource exploration Company in the exploration stage with an objective of acquiring, exploring, and, if warranted and feasible, developing natural resource properties. Natural resource exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the natural resource industry through the optioning of natural resource exploration and development projects. Refer to the “Mineral Property Interests” Note below for more detail regarding property interests.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred cumulative losses of $1,119,809 for the period from August 8, 2003 (inception) to December 31, 2012 and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral properties. Management has plans to seek additional capital through a private placement and public offering of its common stock. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. We anticipate that we will require up to approximately $345,000 to fund exploration activities for the next twelve months. We expect to continue to finance exploration costs through the sale of equity. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles of the United States. All figures are reported in Canadian dollars. The significant accounting policies are summarized as follows:

a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. As at December 31, 2012 and 2011, the Company did not have any cash equivalent balances.

RUSH EXPLORATION INC.

(An Exploration Stage Company)

2.	SIGNIFICANT ACCOUNTING POLICIES - Continued

b) GST Receivable

The Company’s receivables arise from the general sales tax (“GST”) receivable due from Canadian government taxation authorities. GST receivable represents tax credits available to the Company when it pays GST tax on expenditures for normal operations. As of December 31, 2012, the Company had a GST tax receivable of $147 ($1,131 – 2011)

c) Mineral Property Payments and Exploration Costs

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

To December 31, 2012, all exploration and option payments have been charged to the statement of loss in accordance with the Company’s accounting policies.

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

e) Foreign Currency Transactions

The Company’s functional currency is the Canadian dollar. Transactions in foreign currency, related to revenue and expenses, are translated into Canadian dollars at the transaction date exchange rate.

Gains and losses on foreign exchange are included in the Statement of Loss.

f) Stock-based compensation

The Company maintains a stock option plan described in Note 5 under which it may grant stock options to employees, non-employee directors and consultants. The Company measures compensation cost for stock options issued under the plan at fair value and recognizes it as compensation expense over the service period for awards expected to vest. Share-based compensation expense is recognized for all share-based payment awards, net of an estimated forfeiture rate. Compensation cost is only recognized for those shares expected to vest on a straight-line basis over the requisite service period of the award.

RUSH EXPLORATION INC.

(An Exploration Stage Company)

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

g) Loss per Share

The basic loss per share is calculated by dividing income available to common stockholders by the weighted average aggregate number of common shares outstanding during each period. The Company follows the “Treasury Stock Method” in calculating the diluted loss per common share. Under this method, any proceeds from the exercise of options and warrants are assumed to be used to purchase common shares at the average market price during the period. Common equivalent shares (consisting of shares issuable on the exercise of common stock options and warrants) totaling 226,884 for 2012, 311,884 in 2011 and 312,384 in 2010 respectively were not included in the computation of loss per share because the effect was anti-dilutive.

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

The Company evaluates its uncertain income tax positions and may record a liability for any unrecognized tax benefits resulting from uncertain tax positions and may record a liability for any unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties related to unrecognized tax benefits, if any, are recorded as a component of income tax expense on the statements of loss. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2012 and 2011. The Company's Canadian tax returns are open to examination by taxing authorities for the last four years

i) Fair value of financial instruments and risks

The carrying value of cash and cash equivalents, GST receivables, accounts payable and accrued expenses approximates fair value due to the short-term nature of these financial instruments. The fair value of bridge loan payable is not determinable based on the related party nature of the debt.

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. The Company manages liquidity by maintaining its cash and cash equivalent balances available to meet its anticipated operational needs. At December 31, 2012, the Company had a cash and cash equivalent balance of $10,846 (2011 – $8,097) and current liabilities of $20,805 (2011 – $30,207) and a bridge loan from a related party for $20,655, which includes accrued interest. The Company believes that these sources will not be sufficient to cover the expected short- term cash requirements. Additionally, management anticipates that it will require up to approximately $345,000 to fund our continued operations for the next twelve months. We expect to continue to finance operations through the sale of equity.

RUSH EXPLORATION INC.

(An Exploration Stage Company)

2.	SIGNIFICANT ACCOUNTING POLICIES - Continued

Foreign Currency Risk

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	Financial Assets		Financial Liabilities
	2012	2011	2012	2011

U.S. dollar	$–	$770	$9,973	$–

j) Recently Released Accounting Pronouncements

The Company does not believe that there are any new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.	MINERAL PROPERTY INTERESTS

In accordance with the Company’s accounting policy, all mineral acquisition and exploration expenditures were expensed as incurred. The following tables list the cumulative mineral property acquisition and exploration expenditures incurred on the Company’s properties to December 31, 2012.

On July 15, 2009, the Company entered into a Property Option Agreement with a third party giving the Company the exclusive right and option to acquire a 100% interest in a mineral exploration permit covering the Mammoth property located in Prince George, BC. In addition, the Company is subject to a 2% net smelter return royalty to the optionor upon production. On December 2, 2012 the Company terminated the Property Option Agreement for the Mammoth property. The Company had made the initial option payment of $60,000 and incurred approximately $70,000 in exploration expenditures on the property prior to termination. The Company has no further rights or obligations regarding the property following the termination.

Effective May 26, 2012, Rush Exploration Inc. (the “Company”) executed a Property Option Agreement (the “Agreement”), with Knight Resources (the “Optionor”) granting the Company the exclusive option to an undivided right, title and interest in the Mudersbach Property (the “Property”) located in the Plomosa Mountain Range, La Paz County, Arizona (the “Property”). Simultaneous with the execution and delivery of the Agreement, the Company issued Fifty Million (50,000,000) Shares of its fully paid and non-assessable Restricted Common Stock. The value of the common stock was $0.001 (USD) per share as reflected by the proceeds from the sale of 36,000,000 common shares that completed at substantially the same time. In order to earn a 100% interest in the Property, the Company must pay the Optionor and incur expenditures relating to exploration and mining operations in accordance with the schedule below.

Date	Cash Payments	Expenditures
	CDN	CDN
On or before May 26, 2013	$20,000	$100,000
On or before May 26, 2014	$20,000	$100,000
On or before May 26, 2015	$40,000	$200,000
On or before May 26, 2016	$60,000	$300,000
On or before May 26, 2017	$60,000	$300,000

RUSH EXPLORATION INC.

(An Exploration Stage Company)

3.	MINERAL PROPERTY INTERESTS - Continued

The Optionor retains a 3% royalty of the aggregate proceeds received by the Company from any smelter or other purchaser of any ores, concentrates, metals or other material of commercial value produced from the property, minus the cost of transportation of the ores, concentrates or metals, including related insurance, and smelting and refining charges, including penalties.

4.	LOAN PAYABLE TO RELATED PARTY

On May 9, 2011, the Company entered into a $20,000 Note Agreement with a former  related party by a common director. The loan bears interest at the Bank of Canada Prime Rate plus 1%. The Company may repay the entire loan including the outstanding interest at any time by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment. The Company recognized $400 in interest expense on the loan for the year ended December 31, 2012.

5.	SHARE CAPITAL

a) Common Shares

During the period from inception (August 8, 2003) to December 31, 2012, the Company had the following transactions:

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

RUSH EXPLORATION INC.

(An Exploration Stage Company)

5.	SHARE CAPITAL - Continued

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

In May 2012, the Company issued 50 million common shares in consideration for a Property Option Agreement. In addition to the issuance of shares the Company agreed to make certain annual cash payments to the property owners along with exploration expenditures in order to earn a 100% interest in the property, subject to a net smelter royalty of 3%.

In May 2012 , the Company closed a private placement for the issuance of 36 million common shares at $0.001 per share for total offering proceeds of $35,564.

RUSH EXPLORATION INC.

(An Exploration Stage Company)

5.	SHARE CAPITAL - Continued

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

No options were granted during 2012, 2011 or 2010. The stock-based compensation expense is amortized over the vesting period. For the year ended December 31, 2012, the Company has recognized $ Nil (2011 and 2010 - $Nil) in stock-based compensation for stock options granted in 2005.

On March 21, 2011, 500 common stock purchase options were cancelled and returned to the 2005 Stock Option Plan for future issuance. All options had previously vested and been expensed, no additional compensation expense was recorded upon cancelation.

Because the Company’s common stock has traded sparsely on a public market, the expected volatility is based on comparable junior mining companies who granted similar term options. No options were granted in 2012, 2011 or 2010.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2009	750	$25.00
Options cancelled – 2010	–	–
Balance, December 31, 2010	750	$25.00
Options cancelled – 2011	(500)	$25.00
Balance, December 31, 2011	250	$25.00
Options cancelled – 2012	–	–
Balance, December 31, 2012	250	$25.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2012:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable

$ 25.00	250	2.8	$ 25.00	250

Management believes the aggregate intrinsic value of the stock options is negligible as the common shares have been sparsely traded.

As of December 31, 2012, there was $ Nil (2011 and 2010 - $ Nil) unrecognized compensation cost related to the outstanding options. None of the Company’s stock options outstanding were unvested as of December 31, 2012, 2011 or 2010 respectively.

RUSH EXPLORATION INC.

(An Exploration Stage Company)

5.	SHARE CAPITAL - Continued

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2009	311,634	$104.00
Warrants exercised	–	–
Balance, December 31, 2010	311,634	$104.00
Warrants exercised	–	–
Balance, December 31, 2011	311,634	$104.00
Warrants expired	(85,000)	–
Balance, December 31, 2012	226,634	$139.47

The following table lists the warrants outstanding at December 31, 2012. Each warrant is exchangeable for one common share.

Class	Number Outstanding	Number Vested	Exercise Price	Original Expiry Date	New Expiry Date (Note 5(a))
B	95,000	95,000	$146.00	Oct 30, 2011	Oct 30, 2013
C	95,000	95,000	$152.00	Oct 30, 2012	Oct 30, 2014
A	7,317	7,317	$25.00	Jan 27, 2011	Jan 27, 2013
B	7,317	7,317	$50.00	Jan 27, 2012	Jan 27, 2014
A	11,000	11,000	$100.00	Jun 16, 2011	Jun 16, 2014
B	11,000	11,000	$150.00	Jun 16, 2012	Jun 16, 2015
	226,634	226,634

6.	INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2012	2011	2010
Tax loss carry-forwards	$142,000	136,000	126,000
Exploration expenditures	90,000	90,000	90,000
Valuation allowance	(232,000)	(226,000)	(216,000)
Future income tax asset (liability)	$–	$–	$–

RUSH EXPLORATION INC.

(An Exploration Stage Company)

6.	INCOME TAXES - Continued

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2012	2011	2010
Benefit at Canadian statutory rates	$(19,100)	(10,900)	$(8,100)

Effect of reduction in rate	1,000	800	900
Share based payments issued for exploration	12,100	–	–
Expiry of loss carry forwards	–	–	3,000
Increase (decrease) in valuation allowance	6,000	10,100	4,200
	$–	$–	$–

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses of approximately $560,000 expiring in various amounts from 2014 to 2031. The Company also has cumulative deferred exploration expenses of approximately $360,000 (2011 and 2010 –$360,000) to offset future taxable income.

7.	SUBSEQUENT EVENTS

None.

