Form 20-F/A
period 2012-12-31
RUSH EXPLORATION INC.
filed 2013-12-31
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes ☐  No ☒

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 25, 2013 (the "Form 20-F") is to amend the Business and Properties sections, as well as to include Exhibit 4.1 which was inadvertently omitted. Updated certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been included as Exhibits 12.1 and 13.1.

No other changes have been made to the Form 20-F.

This Amendment No. 1 to the Form 20-F continues to speak as of the original filing date of the Form 20-F and does not reflect events that may have occurred subsequent to the original filing date.

RUSH EXPLORATION INC.

FORM 20-F ANNUAL REPORT 2012

TABLE OF CONTENTS

Mining Glossary		1

Introduction		2
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	10
Item 4A.	Unresolved Staff Comments	17
Item 5.	Operating and Financial Review and Prospects	17
Item 6.	Directors, Senior Management and Employees	20
Item 7.	Major Shareholders and Related Party Transactions	24
Item 8.	Financial Information	25
Item 9.	The Offer and Listing	26
Item 10.	Additional Information	26
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 12.	Description of Other Securities Other Than Equity Securities	30

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	32
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	32
Item 15.	Controls and Procedures	32
Item 16.	Reserved
A	Audit Committee Financial Expert	33
B	Code of Ethics	33
C	Principal Accountant Fees and Services	33
D	Exemptions from the Listing Standards for Audit Committees	33
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	34
F	Change In Registrants Certifying Accountant	34
G	Corporate Governance	34

Part III

Item 17.	Financial Statements	35
Item 18.	Financial Statements	35
Item 19.	Exhibits	35

Signature Page		37

Certifications

Mining Glossary

Au:	Gold

Breccia:	Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit:	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Hectare:	A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Mineralized material:	Tonnage and grade estimate for non-reserve materials where sampling and geologic understanding is sufficient for classification as reserves but that may not pass the economic test.

Ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

Patented or Unpatented Mining Claim	In this Annual Report, there are references to “patented” mining claims and “unpatented” mining claims. A patented mining claim is one for which the United States government has passed its title to the claimant, giving that person title to the land as well as the minerals and other resources above and below the surface. The patented claim is then treated like any other private land and is subject to local property taxes. An unpatented mining claim on United States government lands establishes a claim to the locatable minerals (also referred to as stakeable minerals) on the land and the right of possession solely for mining purposes. No title to the land passes to the claimant. If a proven economic mineral deposit is developed, provisions of federal mining laws permit owners of unpatented mining claims to patent (to obtain title to) the claim. If one purchases an unpatented mining claim that is later declared invalid by the United States government, one could be evicted.

Quartz:	A common mineral, silicon dioxide, occurring in crystals and grains.

Stratigraphy:	The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

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

3. Our properties have not been examined by our CEO, Directors, a professional geologist or mining engineer and we have no known mineral reserves on any of our properties. Without mineral reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

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

Compliance with Government Regulation and Regulatory Matters

We are required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States. The federal government and various state and local governments have adopted laws and regulations regarding the protection of natural resources, human health and the environment. We will be required to conduct all exploration activities in accordance with all applicable laws and regulations, below we identify some key regulations which have application to exploration or mining activities.

Mine Safety and Health

Our goal is to achieve industry leading mine safety and health performance by following the applicable mine safety and health regulations. In addition, the Mine Safety and Health Administration ("MSHA") has issued numerous new policies and regulations which include, but are not limited to, emergency notification and response plans, increased fines for violations and additional training and mine rescue coverage requirements. Collectively, federal and state safety and health regulation in the mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety governing any segment of U.S. industry.

Mining Control and Reclamation Regulations

The Surface Mining Control and Reclamation Act of 1977 ("SMCRA") is administered by the Office of Surface Mining Reclamation and Enforcement ("OSM") and establishes mining, environmental protection and reclamation standards for all aspects of U.S. surface mining, as well as many aspects of underground mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Although state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States in which we expect to have active future mining operations have achieved primary control of enforcement through federal authorization.

SMCRA permit provisions include requirements for prospecting including mine plan development, topsoil removal, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, protection of the hydrologic balance, subsidence control for underground mines, surface drainage control, mine drainage and mine discharge control and treatment and re-vegetation.

The U.S. mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mining environmental condition of the permit area. We will develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. Our mine and reclamation plans incorporate the provisions of SMCRA, state programs and complementary environmental programs which impact mining. Also included in the permit application are documents defining ownership and agreements pertaining to minerals, oil and gas, water rights, rights of way and surface land and documents required of the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal stockholders of the applicant.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permit applications take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on, and otherwise engage in, the permitting process including public hearings and intervention by the courts.

Surface Disturbance

All mining activities governed by the BLM require reasonable reclamation. The lowest level of mining activity, "casual use," is designed for the miner or weekend prospector who creates only negligible surface disturbance (for example, activities that do not involve the use of earth-moving equipment or explosives may be considered casual use). These activities would not require either a notice of intent to operate or a plan of operation. For further information regarding surface management terms, please refer to 43 CFR Chapter II Subchapter C, Subpart 3809.

The second level of activity, where surface disturbance is 5 acres or less per year, requires a notice advising BLM of the anticipated work 15 days prior to commencement. This notice must be filed with the appropriate field office. No approval is needed although bonding is required. State agencies must be notified to ensure all requirements are met.

For operations involving more than 5 acres total surface disturbance on lands subject to 43 CFR 3809, a detailed plan of operation must be filed with the appropriate BLM field office. Bonding is required to ensure proper reclamation. An Environmental Assessment (EA) is to be prepared for all plans of operation to determine if an Environmental Impact Statement is required. A National Environmental Policy Act review is not required for casual use or notice level operations unless those operations involve occupancy as defined by 43 CFR 3715. Most occupancies at the casual use and notice level in Arizona are covered by a programmatic EA.

An activity permit is required when use of equipment is utilized for the purpose of land stripping, earthmoving, blasting (except blasting associated with an individual source permit issued for mining), trenching or road construction.

Future legislation and regulations are expected to become increasingly restrictive and there may be more rigorous enforcement of existing and future laws and regulations and we may experience substantial increases in equipment and operating costs and may experience delays, interruptions or termination of operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines or penalties, the acceleration of cleanup and site restoration costs, the issuance of injunctions to limit or cease operations and the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our future operations.

Trespassing

The BLM will prevent abuse of public lands while recognizing valid rights and uses under the mining laws. The BLM will take appropriate action to eliminate invalid uses, including unauthorized residential occupancy. Interior Board of Land Appeals (IBLA) has found that a claim may be declared void by BLM when it has been located and held for purposes other than the mining of minerals. The issuance of a notice of trespass may occur if an unpatented claim/site is:

(1)      used for a home site, place of business, or for other purposes not reasonably related to mining or milling activities;

(2)      used for the mining and sale of leasable minerals or mineral materials, such as sand, gravel and certain types of building stone; or

(3)      located on lands that for any reason have been withdrawn from location after the effective date of the withdrawal.

Trespass actions are taken by the BLM Field Office.

Environmental Laws

We may become subject to various federal and state environmental laws and regulations that will impose significant requirements on our operations. The cost of complying with current and future environmental laws and regulations and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations or financial condition.

In addition, environmental laws and regulations, particularly relating to air emissions, can reduce our profitability.

Numerous federal and state governmental permits and approvals are required for mining operations. When we apply for these permits or approvals, we may be required to prepare and present to federal or state authorities data pertaining to the effect or impact that a proposed exploration for, or production or processing of, may have on the environment. Compliance with these requirements can be costly and time-consuming and can delay exploration or production operations. A failure to obtain or comply with permits could result in significant fines and penalties and could adversely affect the issuance of other permits for which we may apply.

Clean Water Act

The U.S. Clean Water Act and corresponding state and local laws and regulations affect mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. The Clean Water Act provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. As a result of recent court decisions and regulatory actions, permitting requirements have increased and could continue to increase the cost and time we expend on compliance with water pollution regulations. These and other regulatory requirements, which have the potential to change due to legal challenges, Congressional actions and other developments, increase the cost of, or could even prohibit, certain current or future mining operations. Our operations may not always be able to remain in full compliance with all Clean Water Act obligations and permit requirements. As a result we may be subject to compliance orders and private party litigation seeking fines, penalties or changes to our operations.

Clean Water Act requirements that may affect our operations include the following:

Section 404

Section 404 of the Clean Water Act requires mining companies to obtain U.S. Army Corps of Engineers (“ACOE”) permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities.

Our construction and mining activities, including our surface mining operations, will frequently require Section 404 permits. ACOE issues two types of permits pursuant to Section 404 of the Clean Water Act: nationwide (or "general”) and “individual” permits. Nationwide permits are issued to streamline the permitting process for dredging and filling activities that have minimal adverse environmental impacts. An individual permit typically requires a more comprehensive application process, including public notice and comment, however an individual permit can be issued for ten years (and may be extended thereafter upon application).

The issuance of permits to construct valley fills and refuse impoundments under Section 404 of the Clean Water Act, whether general permits commonly described as the Nationwide Permit 21 (NWP 21) or individual permits, has been the subject of many recent court cases and increased regulatory oversight. The results may materially increase our permitting and operating costs, permitting delays, suspension of current operations and/or prevention of opening new mines.

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

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below:

Mudersbach Property

Acquisition of Interest

Effective May 26, 2012, Rush Exploration Inc. (the “Company”) executed a Property Option Agreement (the “Agreement”), with Knight Resources (the “Optionor”) granting the Company the exclusive option to an undivided right, title and interest in the Mudersbach Property (the “Property”) located in the Plomosa Mountain Range, La Paz County, Arizona (the “Property”). Simultaneous with the execution and delivery of the Agreement, the Company issued Fifty Million (50,000,000) Shares of its fully paid and non-assessable Restricted Common Stock. The Property interests in the Agreement are mineral rights.

If the Company performs its obligations as specified in the Agreement, it will retain control of the mineral rights. Pursuant to the Agreement, the Optionor shall keep the Property in good standing, free and clear of all liens and encumbrances during the Option period, subject to the Company performing its obligations. The Optionor is required to pay the annual maintenance and filing fees which include $140 per claim to be paid to the BLM and recording fees of approximately $15 per claim to be paid to the respective county on or before September 1 of each year. Although Knight Resources is the Optionor, Horizon Exploration, Inc. is the owner on record with the BLM and is ultimately responsible for payment of the annual maintenance and filing fees. The Company is not privy to the relationship between Knight Resources and Horizon Exploration, Inc.

The Property claims are held as unpatented federal land claims administered under the Department of Interior, Bureau of Land Management under the Federal Land Policy and Management Act of 1976. In order to acquire an unpatented mineral claim the land must be open to mineral entry. Federal law specifies that a claim must be located or “staked” and site boundaries be distinctly and clearly marked to be readily identifiable on the ground in addition to filing the appropriate state and or federal documentation such as Location Notice, Claim Map, Notice of Non-liability for Labor and Materials Furnished, Notice of Intent to Hold Mining Claims, Maintenance Fee Payment and fees to secure the claim. The State may also establish additional requirements regarding the manner in which mining claims and sites are located and recorded. An unpatented mining claim on U.S. government lands establishes a claim to the locatable minerals (also referred to as stakeable minerals) on the land and the right of possession solely for mining purposes. No title to the land passes to the claimant. If a proven economic mineral deposit is developed, provisions of federal mining laws permit owners of unpatented mining claims to patent (to obtain title to) the claim.

The general administrative process by which the Company maintains control of its Property is to keep the Property Option Agreement in good standing in accordance with the terms of the Agreement. In order to earn a 100% interest in the Property, the Company must pay the Optionor and incur expenditures relating to exploration and mining operations in accordance with the following schedule: (i) on or before May 26, 2013, $20,000 CDN to Optionor and incur $100,000 CDN in expenditures incidental to the exploration and mining operations; (ii) on or before May 26, 2014, $20,000 to Optionor and an additional $100,000 in expenditures; (iii) on or before May 26, 2015, $40,000 to Optionor and an additional $200,000 in expenditures; (iv) on or before May 26, 2016, $60,000 to Optionor and an additional $300,000 in expenditures; and (v) on or before May 26, 2017, $60,000 to Optionor and incur an additional $300,000 in expenditures. Since our payment obligations are non-refundable, if we do not make all required payments, we will lose all payments made and our rights to the properties. If all said payments are made, then we will acquire all mining interests in the property subject to a 3% net smelter royalty. The Optionor retains a 3% royalty of the aggregate proceeds received by the Company from any smelter or other purchaser of any ores, concentrates, metals or other material of commercial value produced from the property, minus the cost of transportation of the ores, concentrates or metals, including related insurance, and smelting and refining charges, including penalties.

None of the Property claims have been legally surveyed. Although our legal access to unpatented Federal claims cannot be denied, staking or operating a mining claim does not provide the claim holder exclusive rights to the surface resources (unless a right was determined under Public Law 84-167) establish residency or block access to other users. Regulations managing the use and occupancy of the public lands for development of locatable mineral deposits by limiting such use or occupancy to that which is reasonably incident is found in 43 CFR 3715. These Regulations apply to public lands administered by BLM.

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

Description and Location of the Mudersbach Property

The Mudersbach property consists of approximately 639 acres and 32 unpatented mining claims in the Plomosa Mountain range in the northwest area of the State of Arizona, located at the historical Mudersbach Mine Camp (the "Mudersbach Property"). The Mudersbach Mine was a former surface and underground Cu-Fe-Ag-Au- mine previously owned by the Excelsior Gold & Copper Co. Past workings include 2 shallow shafts, tunnels, and open cuts. The Mudersbach mine was worked intermittently from the early 1900's through 1930. It produced some 700 tons of ore averaging about 4.4% Cu, 0.67 oz. Ag/T, and 0.03 oz. Au/T. One carload of ore has been shipped, which the owner reported averaged 10.4% Cu and $1.00 in Au per ton (period values)(owner's identification and timeframe not specified).

Just 6 miles to the North of the Plomosa mountain project, along the same mountain range, is the Little Butte gold project owned by Homestake Mines (now Barrick Gold) in the late 1980’s. Homestake drilled over 50 holes (average depth < 400 ft per hole) over a 4 year period. They found significant gold mineralization at the Little Butte underground mine and open pit.

The Property is easily accessed via Plomosa Road and lies approximately 12 miles northeast of the town of Quartzite, Arizona and approximately 9 miles southwest of Bouse, Arizona. The gravel inroads which provide access to the property area are accessible with a 4 wheel drive vehicle. Certain areas may require an off road ATV or on foot access depending on the specific terrain. This region's Lode and Placer gold has been heavily sought after since the 18th century, and based on historical records and data from former claim holders, the Company believes this property has the potential to host a commercial gold find.

The Property is part of the Plomosa Mining District and is located within the Basin and Range Geomorphologic Province, which comprises the southwestern third of the State of Arizona. The region is characterized by linear mountain ranges separated by down thrown, alluvium-filled basins. In southern Arizona, a "belt" of Precambrian metamorphic rocks (“core complex") ranges forms a transition zone between the younger, predominantly volcanic desert mountains of the south and the folded and faulted highlands of central Arizona. The Plomosa Mountains rise up just west of the Bouse Hills to the north and extend for tens of miles southward. The Plomosa Mountains form the eastern wall of the La Posa Plain and the western front-range to the Ranegras Plains for nearly its entire length. The northern half of the Plomosa Mountains is predominantly composed of Mesozoic sandstone, shale, conglomerate and limestone. Slightly younger Cretaceous to early-Tertiary sediments crop out along the northernmost point of the range and small outcrops of ancient Precambrian gneiss also occur in the area. Mesozoic-age intrusive rocks, chiefly granites, intrude the pre-Tertiary rocks and is believed to be the source for much of the gold in the Plomosa Mountains.

Past exploration in the area has presented that the mineralization is a replacement deposit with ore in irregular and pocketry distribution copper, and iron sulfides are in a pyrometasomatic deposit, oxidized near the surface, with a garnet-epidote gangue and strong hematitic-copper carbonate gossan. The irregular deposit is in faulted and deformed metamorphosed Mesozoic limestone interbedded with schist and intruded by quartz monzonite.

List of unpatented claims located in Sections 5, 6, 31, 32 of TS/6N, R17W G&SR B&M, La Paz County, Arizona

CLAIM NAME	AMC NUMBER

PL028	411331
PL030	411333
PL032	411335
PL034	411337
PL036	411339
PL037	411340
PL038	411341
PL039	411342
PL040	411343
PL041	411344
PL042	411345
PL043	411346
PL044	411347
PL045	411348
PL046	411349
PL047	411350
PL048	411351
PL049	411352
PL050	411353
PL051	411354
PL052	413312
PL053	413313
PL054	413314
PL055	413315
PL056	413316
PL057	413317
PL058	413318
PL059	413319
PL060	413320
PL061	413321
PL062	413322
PL063	413323

The claims were recorded on October 12, 2011. If annual maintenance fees and filing fees are paid as required, the claims may continue in perpetuity.

The Mudersbach Property location map.

Mudersbach Claims Block
28
30
32
34
61
63
37
39
41
43
45
47
49
51
60
62
36
38
40
42
44
46
48
50
6
5
52
53
54
55
56
57
58
59
Prospect
Prospects
Mines
Mine
Mudersbach
1460
1313
1454
1455
1729

 The mining claims PLO 34 AMC 411337, PLO 43 AMC 411346, PLO 45 AMC 411348, PLO 47 AMC 411350, PLO 49 AMC 411352 and PLO 51 AMC 411354 have a northern boundary which terminates on adjacent state land The Company does not have any surface or mineral rights on state property.

Planned Work by the Company for 2013

We anticipate that we will incur through the end of our next fiscal year in connection with our current exploration plan for 2013:

•	$100,000 in connection with exploration expenditures

•	$20,000 for property option payments for the Mudersbach Property.

We recognize that this Property is a grass roots exploration opportunity and there are no proven or probable reserves on the Property. The Company’s objectives are to assess its geological merits to establish an exploration program to identify the potential for economically viable mineralization. The Property is a recent acquisition and the Company has not developed any exploration plans, sampling procedures QA QC protocols nor completed any work, improvement or expenditure on the Property. There is currently no plant, equipment, infrastructure or other facilities on site. Additionally, there is currently no source of power and water on site. Power could be provided by portable diesel-powered generators. Non potable water may be sourceable on site for drilling, mining and milling purposes. Any future proposed work program on the Property will be exploratory in nature.

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
23

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

ITEM 18. FINANCIAL STATEMENTS

The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

Report of Independent Registered Public Accounting Firm

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of the Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
2.10(12)	Form of Warrant Extension letter agreement dated February 28, 2008
4.1*	Property Option Agreement dated May 26, 2012 by and between the Company and Knight Resources
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification
14.1*	Peterson Sullivan Consent

Exhibit Numbers	Description of Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Schema Document
101.CAL*	XBRL Calculation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
101.LAB*	XBRL Label Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document

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

* Filed herewith.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rush Exploration Inc. SEC File No. 000-51337 Registrant

Dated: December 31, 2013	Signed: /s/ Ken Williams
Ken Williams
Director, Chief Executive Officer, President and Secretary

Dated: December 31, 2013	Signed: /s/ Robert Coale
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

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2009	750	$25.00
Options cancelled – 2010	—	—
Balance, December 31, 2010	750	$25.00
Options cancelled – 2011	(500)	$25.00
Balance, December 31, 2011	250	$25.00
Options cancelled – 2012	—	—
Balance, December 31, 2012	250	$25.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2012:

Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Exercisable

$ 25.00	250	2.8	$ 25.00	250

Management believes the aggregate intrinsic value of the stock options is negligible as the common shares have been sparsely traded.

As of December 31, 2012, there was $ Nil (2011 and 2010 - $ Nil) unrecognized compensation cost related to the outstanding options. None of the Company’s stock options outstanding were unvested as of December 31, 2012, 2011 or 2010 respectively.

RUSH EXPLORATION INC.

(An Exploration Stage Company)

5.	SHARE CAPITAL - Continued

c) Warrants

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2009	311,634	$104.00
Warrants exercised	—	—
Balance, December 31, 2010	311,634	$104.00
Warrants exercised	—	—
Balance, December 31, 2011	311,634	$104.00
Warrants expired	(85,000)	—
Balance, December 31, 2012	226,634	$139.47

The following table lists the warrants outstanding at December 31, 2012. Each warrant is exchangeable for one common share.

Class	Number Outstanding	Number Vested	Exercise Price	Original Expiry Date	New Expiry Date (Note 5(a))
B	95,000	95,000	$146.00	Oct 30, 2011	Oct 30, 2013
C	95,000	95,000	$152.00	Oct 30, 2012	Oct 30, 2014
A	7,317	7,317	$25.00	Jan 27, 2011	Jan 27, 2013
B	7,317	7,317	$50.00	Jan 27, 2012	Jan 27, 2014
A	11,000	11,000	$100.00	Jun 16, 2011	Jun 16, 2014
B	11,000	11,000	$150.00	Jun 16, 2012	Jun 16, 2015
	226,634	226,634

6.	INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s future income tax assets are as follows:

	December 31,
	2012	2011	2010
Tax loss carry-forwards	$142,000	136,000	126,000
Exploration expenditures	90,000	90,000	90,000
Valuation allowance	(232,000)	(226,000)	(216,000)
Future income tax asset (liability)	$—	$—	$—

RUSH EXPLORATION INC.

(An Exploration Stage Company)

6.	INCOME TAXES - Continued

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	December 31,
	2012	2011	2010
Benefit at Canadian statutory rates	$(19,100)	(10,900)	$(8,100)

Effect of reduction in rate	1,000	800	900
Share based payments issued for exploration	12,100	—	—
Expiry of loss carry forwards	—	—	3,000
Increase (decrease) in valuation allowance	6,000	10,100	4,200
	$—	$—	$—

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

