Form 20-F/A
period 2012-12-31
RUSH EXPLORATION INC.
filed 2014-01-21
CIK 1301574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

The purpose of this Amendment No. 2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 25, 2013 (the "Form 20-F") is to attach Exhibit 4.1 which was inadvertently omitted. Updated certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been included as Exhibits 12.1 and 13.1.

No other changes have been made to the Form 20-F.

This Amendment No. 2 to the Form 20-F continues to speak as of the original filing date of the Form 20-F and does not reflect events that may have occurred subsequent to the original filing date.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
1.1(1)	Articles of Incorporation of tshe Company
1.2(1)	Articles of Amendment
1.3(1)	By-Laws of the Company
2.1(1)	Specimen Common Stock Certificate
2.2(1)	Form of Class A Warrant – October 2003
2.3(1)	Form of Class B Warrant – October 2003
2.4(1)	Form of Class C Warrant – October 2003
2.5(2)	Form of Class A Warrant – January 2006
2.6(2)	Form of Class B Warrant – January 2006
2.7(3)	Form of Subscription Agreement – June 2006
2.8(3)	Form of Class A Warrant – June 2006
2.9(3)	Form of Class B Warrant – June 2006
2.10(12)	Form of Warrant Extension letter agreement dated February 28, 2008
4.1*	Property Option Agreement dated May 26, 2012 by and between the Company and Knight Resources
11.1(10)	Code of Ethics
12.1*	Certification of Principal Executive and Financial Officer
13.1*	Section 1350 Certification
14.1(13)	Peterson Sullivan Consent
101.INS(13)	XBRL Instance Document
101.SCH(13)	XBRL Schema Document
101.CAL(13)	XBRL Calculation Linkbase Document
101.DEF(13)	XBRL Definition Linkbase Document
101.LAB(13)	XBRL Label Linkbase Document
101.PRE(13)	XBRL Presentation Linkbase Document

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

13. Previously filed with the Company’s form 20-F submitted to the SEC on April 25, 2013.

* Filed herewith.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this Amendment No. 2 to Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rush Exploration Inc. SEC File No. 000-51337 Registrant

Dated: December 31, 2013	Signed: /s/ Ken Williams
Ken Williams
Director, Chief Executive Officer, President and Secretary

Dated: December 31, 2013	Signed: /s/ Robert Coale
Robert Coale
Director